NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD AT 11:00 A.M. (VANCOUVER TIME)

ON JANUARY 8, 2019

AT

THE OFFICES OF MCMILLAN LLP

ROYAL CENTRE, 1055 WEST GEORGIA STREET, SUITE 1500

VANCOUVER, BC V6E 4N7

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have questions, you may contact Tahoe Resources Inc.’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America) or by email at assistance@laurelhill.com.

TAHOE RESOURCES INC.

December 4, 2018

Dear Shareholders of Tahoe Resources Inc.:

You are invited to attend a special meeting (the “Tahoe Meeting”) of the shareholders (the Tahoe Shareholders) of Tahoe Resources Inc. (Tahoe) to be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, on January 8, 2019 commencing at 11:00 a.m. (Vancouver time).

THE ARRANGEMENT

At the Tahoe Meeting, you will be asked to consider and vote upon a proposed arrangement (the Arrangement) upon completion of which the holders of Tahoe common shares (Tahoe Shares) may elect to receive in exchange for each Tahoe Share held, either US$3.40 in cash (the Cash Consideration) or 0.2403 of a common share (each whole common share, a Pan American Share) in the capital of Pan American Silver Corp. (Pan American) (the Share Consideration), subject in each case to proration based on a maximum cash consideration of US$275 million and a maximum of 56,074,675 Pan American Shares to be issued (the Initial Consideration). The Initial Consideration represents a premium of 54.3% based on the closing price of Tahoe Shares on November 13, 2018, the last trading day prior to the announcement of the Arrangement and a premium of 34.9% based on the volume weighted average price (VWAP) of the Tahoe Shares for the 20-day period ending on the same day. In addition, Tahoe Shareholders will receive for each Tahoe Share one contingent value right (a CVR), that will be exchanged for 0.0497 of a Pan American Share for each Tahoe Share held, payable upon first commercial shipment of concentrate following restart of operations at Tahoes Escobal mine (the Contingent Consideration and together with the Initial Consideration, the Consideration). The CVRs were valued at approximately US$221 million with each CVR having an implied value of US$0.70, calculated by multiplying the closing price of the Pan American Shares on the Nasdaq as at November 13, 2018 by 0.0497; however, this value may change over time as the market price of the Pan American Shares fluctuates, because the number of Pan American Shares payable under the CVRs is fixed. The total Consideration has an implied value of US$4.10 per Tahoe Share, representing a premium of 86.3% based on the closing price of Tahoe Shares on November 13, 2018 and a premium of 62.8% based on the VWAP of the Tahoe Shares for the 20-day period ending on the same day.

Pursuant to the Arrangement, each deferred share award (DSA) and performance share award (PSA) of Tahoe outstanding immediately prior to the effective time of the Arrangement (the Effective Time) will immediately vest in accordance with the applicable incentive plan and will be settled by Tahoe issuing to the holder of each DSA and PSA one Tahoe Share, less any amounts required to be withheld pursuant to the Plan of Arrangement. The Tahoe Shares issued or issuable pursuant to the DSAs and PSAs will thereafter be subject to the Arrangement. There are no restricted share awards currently outstanding. Each Tahoe share appreciation right outstanding immediately prior to the Effective Time and all rights in respect thereof, all of which are out-of-the money, will be cancelled and terminated without any payment.

Pursuant to the Arrangement, each option to acquire a Tahoe Share (a Tahoe Option), whether or not vested, will be exchanged for an option (a Replacement Option) to acquire that number of Pan American Shares as is equal to (a) the number of Tahoe Shares issuable upon exercise of such Tahoe Option immediately prior to the Effective Time, multiplied by (b) 0.2403, rounded down to the nearest whole number of Pan American Shares, at an exercise price per Pan American Share equal to the quotient determined by dividing (y) the exercise price per Tahoe Share at which such Tahoe Option was exercisable immediately prior to the Effective Time by (z) 0.2403, rounded up to the nearest whole cent, having a fair market value equal to the relevant in-the-money amount (as set out in further detail in the attached management information circular (the Tahoe Circular)).

i

PAN AMERICAN SILVER

Pan American is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing and reclamation. Pan American owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, Pan American is exploring for new silver deposits and opportunities throughout North and South America. Pan American is listed on the TSX (Symbol: PAAS) and on the Nasdaq (Symbol: PAAS).

Additional information with respect to the business and affairs of Pan American is set forth in Appendix G to the accompanying Tahoe Circular.

CONDITIONS

In order to become effective, the Arrangement must be approved by (i) at least two-thirds of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting, and (ii) a simple majority of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting, excluding Tahoe Shares held by any interested party, any related party of an interested party or any joint actor of the foregoing (as such terms are defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (MI 61-101)). Completion of the Arrangement is also subject to receipt of certain required regulatory approvals, including the approval of the Toronto Stock Exchange, and the Supreme Court of British Columbia (the Court), receipt of Pan American shareholder approvals and other customary closing conditions, all of which are described in more detail in the attached Tahoe Circular.

VOTING AGREEMENTS

Each of Tahoes directors and senior officers, who together hold or exercise control or direction over 5,264,975 Tahoe Shares, representing approximately 1.7% of the votes which may be cast at the Tahoe Meeting, have entered into agreements with Pan American pursuant to which they have agreed, among other things, to vote in favour of the Arrangement.

BOARD RECOMMENDATION

After taking into consideration, among other things, the unanimous recommendation of the special committee (the Tahoe Special Committee) of the board of directors of Tahoe (the Tahoe Board) and the opinions of Trinity Advisors Corporation and BMO Nesbitt Burns Inc., as of the date of such opinions, as to the fairness, from a financial point of view, to the Tahoe Shareholders, of the Consideration to be received by Tahoe Shareholders pursuant to the Arrangement, delivered on November 13, 2018, the texts of which are attached as Appendix C and Appendix D, respectively, to the attached Tahoe Circular, the Tahoe Board has concluded that the Arrangement is in the best interests of Tahoe and is fair to the Tahoe Shareholders, and has unanimously approved the Arrangement and authorized its submission to the Tahoe Shareholders and the Court for approval. Accordingly, the Tahoe Board unanimously recommends that the Tahoe Shareholders vote FOR the Arrangement.

REASONS FOR AND BENEFITS OF THE ARRANGEMENT

In reaching its conclusions and formulating its recommendation that Tahoe Shareholders vote FOR the special resolution approving the Arrangement (the Arrangement Resolution), the Tahoe Board reviewed and considered a significant amount of information as well as a number of factors relating to the Arrangement, with the benefit of advice from the Tahoe Special Committee, the financial and legal advisors of both the Tahoe Special Committee and the Tahoe Board and input from Tahoes senior management team, a summary of which is presented below. A more fulsome description of the information and factors considered by the Tahoe Board is located in the accompanying Tahoe Circular:

•

Significant Premium to Tahoe Shareholders. The Consideration represents an implied value of US$4.10 per Tahoe Share, a premium of 86.3% based on the closing price of Tahoe Shares on November 13, 2018, the last trading day prior to the announcement of the Arrangement, and a premium of 62.8% based on the VWAP of Tahoe Shares for the 20-day period ending on the same day. The Initial Consideration of US$3.40 per Tahoe Share represents a premium of 54.3% based on the closing price of Tahoe Shares on November 13, 2018 and a premium of 34.9%, based on the VWAP of the Tahoe Shares for the 20-day period ending on the same day.

ii

•

Meaningful Participation in the Worlds Largest Silver Company. Upon completion of the Arrangement, Tahoe Shareholders will own approximately 27% of Pan American or 32% upon satisfaction of the Payment Condition of the CVRs (based upon the number of Pan American Shares outstanding following completion of the Arrangement). The combined company will be the worlds largest publicly-traded silver mining company by free float and will have the largest silver reserve base of its peer group. The combined company is also expected to have superior operating metrics with peer-leading production, growth and gross margins, with the potential for further efficiencies through synergies in administration and operations.

•

Tahoe Shareholders Retain Exposure to the Re-Start of the Escobal Mine. Ownership in Pan American Shares and the CVRs will enable Tahoe Shareholders to retain exposure to potential value creating milestones at the Escobal mine in Guatemala, including advancement through the Indigenous consultation process and re-start of commercial production.

•

Reduction of Guatemala and Peru Risks. The combined company will be better positioned to manage any ongoing risks associated with operations in Guatemala and Peru given its enhanced financial position and track record of permitting, building and operating mines in Latin America. In addition, any market risks associated with the future re-start of the Escobal mine would be mitigated through diversification across the larger asset portfolio of the combined company.

•

Participation in the Diversified Portfolio of the Combined Company. The Arrangement will provide Tahoe Shareholders with exposure to a diversified world-class portfolio of assets across the Americas. Tahoe Shareholders who receive Pan American Shares pursuant to the Arrangement will continue to participate in the value realized with the development and operation of Tahoes assets. Tahoe Shareholders will also have additional upside exposure to Pan Americans properties through the potential expansion of the La Colorada mine following the recent exploration discovery, and potential development of the Navidad project, one of the world's largest undeveloped primary silver deposits.

•

Stronger Financial Position. The combined company will have a strong financial position and enhanced access to capital, better positioning the combined company to advance key growth projects of both Pan American and Tahoe. The potential sale of non-core assets and anticipated synergies in Peru and North America are expected to provide the combined company with further strengthening of its balance sheet. The pro forma combined enterprise will have a cash balance of approximately US$59.8 million, undrawn credit facilities in the amount of US$100 million, US$200 million of long- term debt and substantial cash flow generating capacity, with access to significant incremental credit capacity.

•

Addresses Cash Flow and Financial Liquidity Risk and Other Considerations Resulting from the Extended Shutdown of the Escobal Mine. The shutdown of the Escobal mine has required Tahoe to draw on its credit facility to fund ongoing operations, care and maintenance at the Escobal mine and the capital expansion programs at the Shahuindo mine and the Bell Creek mine. Given that the timing of an Escobal mine restart is uncertain, the combined companys liquidity, cash flow generation and access to capital will better enable it to sustain a prolonged suspension period while fulfilling Tahoes care and maintenance obligations and completing its capital expansion programs.

•

Strong Proven Management Team. The combined company will have the benefit of the expertise of Pan Americans management team, which boasts a 25-year proven track record of responsibly building and operating mines in Latin America.

iii

•

Review of Strategic Alternatives. After consultation with its financial advisors and legal counsel, and after review of other strategic opportunities reasonably available to Tahoe, including continuation as an independent enterprise, potential acquisitions and various combinations of Tahoe or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Tahoe Special Committee and Tahoe Board believe that the Arrangement represents Tahoes best prospect for maximizing shareholder value.

•	Significant Re-rating Potential. Given the quality of the combined asset base and the proven management team, there is significant potential for the Combined Company to re-rate over time.

•

Ability to Respond to Unsolicited Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement, Tahoe is able to respond to any unsolicited bona fide written proposals for Tahoe received prior to the Tahoe Meeting that, having regard for all of its terms and conditions, if consummated in accordance with its terms, may lead to a Superior Proposal.

SHAREHOLDER VOTE

If you are not registered as the holder of your Tahoe Shares but hold your Tahoe Shares through a broker, investment dealer or other intermediary, you should follow the instructions provided by your broker, investment dealer or other intermediary to vote your Tahoe Shares. See the section in the accompanying Tahoe Circular entitled General Proxy Information — Non-Registered Tahoe Shareholders (Canadian Beneficial Owners and US Beneficial Owners) for further information on how to vote your Tahoe Shares.

If you are a registered Tahoe Shareholder, please vote by completing the enclosed form of proxy. You should specify your choice by marking the box on the enclosed proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc., at its offices at 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, or by toll free North American phone number 1-866-732-8683, fax number 1-866-249-7775, or by international fax number 1-416-263-9524 or online at www.investorvote.com, as soon as possible but at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Tahoe Meeting. Voting by proxy will not prevent you from voting in person if you attend the Tahoe Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend the Tahoe Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Tahoe Meeting at his or her discretion, without notice.

Your vote is important regardless of the number of Tahoe Shares you own.

LETTER OF TRANSMITTAL

If you hold your Tahoe Shares through a broker, investment dealer or other intermediary, please contact your broker, investment dealer or other intermediary for instructions and assistance in electing whether to receive Cash Consideration or Share Consideration in respect of each Tahoe Share held upon completion of the Arrangement.

If you are a Registered Tahoe Shareholder, please complete and return the enclosed Letter of Transmittal together with the certificate(s) or DRS Statement (as defined in the attached Tahoe Circular) representing your Tahoe Shares, if applicable, and any other required documents and instruments, to the depositary, Computershare Investor Services Inc., in the enclosed return envelope in accordance with the instructions set out in the Letter of Transmittal so that, if the Arrangement is approved, the elected Consideration for your Tahoe Shares can be sent to you as soon as possible following the Arrangement becoming effective. The Letter of Transmittal contains other procedural information related to the Arrangement and should be reviewed carefully. It is recommended that you complete, sign and return the Letter of Transmittal with the accompanying certificate(s) or DRS Statement representing your Tahoe Shares to Computershare Investor Services Inc. as soon as possible.

iv

To make a valid election as to the Consideration that you wish to receive under the Arrangement (subject to proration), you must sign and make a proper election in the Letter of Transmittal and return it (with the accompanying certificate(s) or DRS Statement representing your Tahoe Shares) to Computershare Investor Services Inc. as soon as possible and in any event no later than 4:30 p.m. (Vancouver time) on January 3, 2019 or the third business day immediately prior to the date of any adjournment or postponement of the Tahoe Meeting. If you fail to make a proper election prior to such time, you will be deemed to have elected to receive the Share Consideration in respect of each Tahoe Share held.

***

SHAREHOLDER QUESTIONS

The attached Notice of Special Meeting and Tahoe Circular contain a detailed description of the Arrangement and include certain other information to assist you in considering the matters to be voted upon. You are urged to carefully consider all of the information in the accompanying Tahoe Circular including the documents incorporated by reference therein. If you require assistance, you should consult your financial, legal, or other professional advisors.

While certain matters, such as the timing of the receipt of Court approval and certain competition approvals, are beyond the control of Tahoe, if the resolution approving the Arrangement is passed by the requisite (i) two-thirds majority of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting and (ii) simple majority of the votes cast by Tahoe Shareholders, present in person or represented by proxy and entitled to vote at the Tahoe Meeting (excluding Tahoe Shares held by any interested party, any related party of an interested party or any joint actor of the foregoing (as such terms are defined in MI 61-101), it is anticipated that the Arrangement will be completed and become effective on or about February 26, 2019.

If you have questions or need assistance in your consideration of the Arrangement, or with the completion and delivery of your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America) or by email at assistance@laurelhill.com.

On behalf of Tahoe, I would like to thank all Tahoe Shareholders for their continuing support.

Sincerely,

(signed) Kevin McArthur

Kevin McArthur
Executive Chair
Tahoe Resources Inc.

v

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the Tahoe Meeting) of the holders (Tahoe Shareholders) of common shares (Tahoe Shares) of Tahoe Resources Inc. (Tahoe) will be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, on January 8, 2019 commencing at 11:00 a.m. (Vancouver time) for the following purposes:

(i)

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated December 4, 2018 (the Interim Order), and, if thought advisable, to pass, with or without amendment, a special resolution (the Arrangement Resolution) approving the plan of arrangement (the Arrangement) under section 288 of the Business Corporations Act (British Columbia) involving Tahoe, Pan American Silver Corp., (Pan American) and 0799714 B.C. Ltd., the full text of which Arrangement Resolution is set forth in Appendix A to the accompanying management information circular (the Tahoe Circular); and

(ii)	to transact such further or other business as may properly come before the Tahoe Meeting or any adjournments thereof.

The Tahoe Circular provides additional information relating to the matters to be addressed at the Tahoe Meeting, including the Arrangement, and is deemed to form part of this Notice.

Tahoe Shareholders as of the close of business on the record date of November 29, 2018 are entitled to vote at the Tahoe Meeting either in person or by proxy. Registered Tahoe Shareholders who are unable to attend the Tahoe Meeting in person are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Tahoe Circular. In order to be valid for use at the Tahoe Meeting, proxies must be received by Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, or by toll free North American phone number 1-866-732-8683, fax number 1-866-249-7775, or by international fax number 1-416-263-9524 or online at www.investorvote.com, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Tahoe Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Tahoe Meeting at his or her discretion, without notice.

If you are a non-registered Tahoe Shareholder, please refer to the section in the Tahoe Circular entitled General Proxy Information Non-Registered Tahoe Shareholders (Canadian Beneficial Owners and US Beneficial Owners) for information on how to vote your Tahoe Shares.

Take notice that, pursuant to the Interim Order, each registered Tahoe Shareholder as of the record date has been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of the Tahoe Shares in respect of which such registered Tahoe Shareholder dissents by Pan American, in accordance with the dissent procedures contained in the Interim Order. To exercise such right, (a) a written notice of dissent with respect to the Arrangement Resolution from the registered Tahoe Shareholder must be received by Tahoe at its address for such purpose, c/o Cassels Brock & Blackwell LLP, 885 West Georgia Street, Suite 2200, Vancouver, British Columbia, V6C 3E8, Attention: Matthew Nied, by not later than 5:00 p.m. (Vancouver time) on January 4, 2019, or two business days prior to any adjournment of the Tahoe Meeting, and (b) the registered Tahoe Shareholder must have otherwise complied with the dissent procedures in the Interim Order. The right to dissent is described in the Tahoe Circular and the text of the Interim Order is set forth in Appendix E to the Tahoe Circular.

Failure to strictly comply with the requirements set forth in the Interim Order may result in the loss of any right of dissent.

DATED at Vancouver, British Columbia this 4th day of December, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF TAHOE RESOURCES INC.

(signed) Kevin McArthur

Kevin McArthur
Executive Chair
Tahoe Resources Inc.

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE TAHOE MEETING

Following are some questions that you, as a Tahoe Shareholder, may have relating to the Arrangement or the Tahoe Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Arrangement or the Tahoe Meeting or the matters to be considered at the Tahoe Meeting and are qualified in their entirety by the more detailed information contained elsewhere in, or incorporated by reference into, this Tahoe Circular. You are urged to read this Tahoe Circular in its entirety including the Appendices hereto, the form of proxy and the Letter of Transmittal (if applicable) before making a decision related to your Tahoe Shares. All capitalized terms used herein have the meanings ascribed to them in the Glossary of Terms of this Tahoe Circular.

Q:	What am I voting on?

A:

You are being asked to consider and, if deemed advisable, to vote FOR the Arrangement Resolution, which provides for, among other things, Pan American acquiring all of the issued and outstanding Tahoe Shares. You also are being asked to approve the transaction of any other business that may properly come before the Tahoe Meeting or any adjournments or postponements of the Tahoe Meeting.

Q:	When and where is the Tahoe Meeting?

A:

The Tahoe Meeting will take place on January 8, 2019 commencing at 11:00 a.m. (Vancouver time) at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7.

Q:	Who is soliciting my proxy?

A:

Your proxy is being solicited by management of Tahoe. This Tahoe Circular is furnished in connection with that solicitation. The solicitation of proxies for the Tahoe Meeting will be made primarily by mail, and may be supplemented by telephone.

If you have any questions or need assistance with the completion and delivery of your proxy or voting instruction form, please contact Tahoes proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America) or by email at assistance@laurelhill.com. If you have any questions about depositing Tahoe Shares pursuant to the Arrangement including with respect to completing the Letter of Transmittal, please contact Computershare, who is acting as depositary under the Arrangement, by telephone at 1- (800)-564-6253 (toll free in North America) or 1-514-982-7555 (outside North America), or by email at corporateactions@computershare.com.

Q:	Who can attend and vote at the Tahoe Meeting and what is the quorum for the Tahoe Meeting?

A:

Only Tahoe Shareholders of record as of the close of business on November 29, 2018, the record date for the Tahoe Meeting, are entitled to receive notice of and to attend, and vote at, the Tahoe Meeting or any adjournment(s) or postponement(s) of the Tahoe Meeting.

The quorum for the transaction of business at the Tahoe Meeting will be two persons who are, or who represent by proxy, one or more Tahoe Shareholders who, in the aggregate, hold at least 25% of the Tahoe Shares.

Q:	How many Tahoe Securities are entitled to vote?

A:

As of November 29, 2018, there were 313,313,670 Tahoe Shares outstanding and entitled to vote at the Tahoe Meeting. Each Tahoe Shareholder is entitled to one vote for each Tahoe Share held by such holder.

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Q:	What will I receive in the Arrangement?

A:

If the Arrangement is completed, Tahoe Shareholders may elect to receive in exchange for each Tahoe Share held, either US$3.40 in cash or 0.2403 of a Pan American Share, or a combination thereof, subject in each case to proration based on a maximum Cash Consideration of US$275 million and a maximum of 56,074,675 Pan American Shares to be issued. In addition, Tahoe Shareholders will receive Contingent Consideration in the form of CVRs, that will be exchanged for 0.0497 of a Pan American Share for each Tahoe Share held, payable upon first commercial shipment of concentrate following restart of operations at the Escobal Mine. The CVRs will be transferable and have a term of ten years. The CVRs will not be listed on an exchange and may only be transferred pursuant to the transfer procedures set out in the Rights Indenture.

Q:	What vote is required at the Tahoe Meeting to approve the Arrangement Resolution?

A:

The Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast by Tahoe Shareholders, present in person or represented by proxy and entitled to vote at the Tahoe Meeting, and (ii) a simple majority of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting, excluding Tahoe Shares held by any interested party, any related party of an interested party or any joint actor of the foregoing (as such terms are defined in MI 61-101).

Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:

If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Tahoe Shares will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Tahoe Board.

Q:	When is the cut-off time for delivery of proxies?

A:

Proxies must be delivered to the Transfer Agent, by mail to 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, or by toll free North American phone number 1-866-732-8683, fax number 1-866-249-7775, or by international fax number 1-416-263-9524 or online at www.investorvote.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Tahoe Meeting or any adjournment thereof. In this case, assuming no adjournment, the proxy-cut off time is 11:00 a.m. (Vancouver time) January 4, 2019. The time limit for deposit of proxies may be waived or extended by the Chair of the Tahoe Meeting at his or her discretion, without notice.

Q:	Can I change my vote after I submitted a signed proxy?

A:

Yes. If you want to revoke your proxy after you have delivered it, you can do so at any time before the proxy-cut off time. You may do this by (a) attending the Tahoe Meeting and voting in person if you were a Registered Tahoe Shareholder at the Record Date; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the registered office of Tahoe at 5310 Kietzke Lane, Suite 200, Reno, Nevada, 89511 or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 4:00 p.m. (Vancouver time) on the last Business Day before the day of the Tahoe Meeting, or delivered to the person presiding at the Tahoe Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your Tahoe Shares, but to do so you must attend the Tahoe Meeting in person.

Q:	How will the votes be counted?

A:

The Transfer Agent counts and tabulates the proxies. Proxies are counted and tabulated by the Transfer Agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Tahoe Shareholders, subject to a limited number of exceptions.

Q:	What is the recommendation of the Tahoe Board?

A:

After taking into consideration, among other things, the Court approval, the Fairness Opinions and the recommendation of the Tahoe Special Committee, the Tahoe Board has concluded that the Arrangement is in the best interests of Tahoe and fair to the Tahoe Shareholders and unanimously recommends that Tahoe Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	Why is the Tahoe Board making this recommendation?

A:

In reaching its conclusion that the Arrangement is fair to Tahoe Shareholders and that the Arrangement is in the best interests of Tahoe, the Tahoe Board considered and relied upon a number of factors, including those described under the headings The Arrangement Reasons for the Arrangement and The Arrangement Tahoe Fairness Opinions in this Tahoe Circular.

Q:	In addition to the approval of Tahoe Shareholders, are there any other approvals required for the Arrangement?

A:

Yes, the Arrangement requires the approval of the Court and also is subject to the receipt of certain regulatory approvals and Pan American Shareholder Approval. See The Arrangement Court Approval of the Arrangement and The Arrangement Regulatory Approvals in this Tahoe Circular.

Q.	Does Pan American require shareholder approval to complete the Arrangement?

A.

Yes, Pan American is required to obtain approval of (i) at least two-third of votes cast by Pan American Shareholders present in person or represented by proxy and entitled to vote at the Pan American Meeting to increase the authorized share capital of Pan American; and (ii) a simple majority of votes cast by Pan American Shareholders present in person or represented by proxy and entitled to vote at the Pan American Meeting to approve the issuance of Pan American Shares pursuant to the Arrangement.

Q:	Do any directors or executive officers of Tahoe have any interests in the Arrangement that are different from, or in addition to, those of the Tahoe Shareholders?

A:

In considering the unanimous recommendation of the Tahoe Board to vote in favour of the matters discussed in this Tahoe Circular, Tahoe Shareholders should be aware that certain of the directors and executive officers of Tahoe have interests in the Arrangement that are different from, or in addition to, the interests of Tahoe Shareholders generally. See The Arrangement Interests of Certain Persons in the Arrangement and The Arrangement Regulatory Law Matters and Securities Law Matters Multilateral Instrument 61-101 and The Arrangement Regulatory Law Matters and Securities Law Matters Change of Control Payment in this Tahoe Circular.

Q:	Will the Tahoe Shares continue to be listed on the TSX and NYSE after the Arrangement?

A:

No. Tahoe will be de-listed from the TSX and NYSE when the Arrangement is completed and Tahoe will become a wholly-owned subsidiary of Pan American. When the Arrangement is completed, depending on the election made by Tahoe Shareholders, former Tahoe Shareholders will hold Pan American Shares, which are listed on the TSX and the Nasdaq.

Q:	Who will be the senior management and directors of Pan American following the completion of the Arrangement?

A:

The current senior executives of Pan American will continue to manage the Combined Company following the Arrangement. The current directors of Pan American will continue in their current capacity and will be joined by two nominees from the Tahoe Board following completion of the Arrangement. The operating personnel of Pan American following completion of the Arrangement are expected to come from each of Pan American and Tahoe.

Q:	How do I elect to receive my Consideration under the Arrangement?

A:

Each Registered Tahoe Shareholder will have the right to elect in the Letter of Transmittal to receive either US$3.40 in cash or 0.2403 of a Pan American Share, subject in each case to proration for each Tahoe Share held. If you fail to make a proper election prior to the Election Deadline, you will be deemed to have elected to receive the Share Consideration in respect of each Tahoe Share held.

Tahoe Shareholders whose Tahoe Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary for instructions and assistance in delivery of the share certificate(s) or DRS Statement representing those Tahoe Shares and making an election with respect to the form of Consideration they wish to receive.

Each Tahoe DSA Holder and Tahoe PSA Holder will have the right to elect in the Election Form to receive for each Tahoe Share to be issued in respect of their Tahoe DSAs and Tahoe PSAs, as applicable, pursuant to the Plan of Arrangement either US$3.40 in cash or 0.2403 of a Pan American Share, subject in each case to proration. If a Tahoe DSA Holder or Tahoe PSA Holder fails to make a proper election prior to the Election Deadline, such holders will be deemed to have elected to receive the Share Consideration in respect of each Tahoe Share to be issued under the Plan of Arrangement.

Q:	Should I send my Tahoe Share certificate(s) or DRS Statement now?

A:

You are not required to send your certificate(s) or DRS Statement representing Tahoe Shares to validly cast your vote in respect of the Arrangement Resolution. We encourage those Registered Tahoe Shareholders to complete, sign, date and return the enclosed Letter of Transmittal, together with their certificate(s) or DRS Statement representing Tahoe Shares, as soon as possible and in any event no later than 4:30 p.m. (Vancouver time) on January 3, 2019 or the third Business Day immediately prior to the date of any adjournment or postponement of the Tahoe Meeting. If you fail to make a proper election prior to the Election Deadline, you will be deemed to have elected to receive the Share Consideration in respect of each Tahoe Share held.

Tahoe DSA Holders and Tahoe PSA Holders will not have certificate(s) or a DRS Statement representing the Tahoe Shares to be issued in respect of their Tahoe DSAs and Tahoe PSAs, as applicable, pursuant to the Plan of Arrangement and, accordingly, are not required to deliver any such certificate(s) or DRS statement. We encourage Tahoe DSA Holders and Tahoe PSA Holders to complete, sign, date and return the Election Form, as soon as possible and in any event no later than 4:30 p.m. (Vancouver time) on January 3, 2019 or the third Business Day immediately prior to the date of any adjournment or postponement of the Tahoe Meeting. If a Tahoe DSA Holder or Tahoe PSA Holder fails to make a proper election prior to the Election Deadline, such holders will be deemed to have elected to receive the Share Consideration in respect of each Tahoe Share to be issued under the Plan of Arrangement.

Q:	When can I expect to receive the Consideration for my Tahoe Shares?

A:

Assuming completion of the Arrangement, if you hold your Tahoe Shares through a broker, investment dealer or other intermediary, then you are not required to take any action and the CVRs, Pan American Shares and/or Cash Consideration, as applicable, you are entitled to receive will be delivered to your intermediary through the procedures in place for such purposes between CDS & Co. or similar entities and such intermediaries. You should contact your intermediary if you have questions regarding this process.

In the case of Registered Tahoe Shareholders, as soon as practicable after the Effective Date, assuming due delivery of the required documentation, including the applicable certificate(s) or DRS Statement representing Tahoe Shares and a duly and properly completed Letter of Transmittal, Pan American will cause the Depositary to forward the Rights Certificate representing the CVRs, the certificate(s)/DRS Statement, as applicable, representing the Pan American Shares and/or the cheque representing the Cash Consideration, as applicable, to which the Registered Tahoe Shareholder is entitled by first class mail to the address of the Tahoe Shareholder as shown on the register maintained by the Transfer Agent and Rights Agent, as applicable, unless the Registered Tahoe Shareholder indicates in the Letter of Transmittal an alternate address or that it wishes to pick up the Rights Certificate representing the CVRs, the certificate(s) or DRS Statement, as applicable, representing the Pan American Shares and/or the cheque representing the Cash Consideration, as applicable, from the office of the Depositary, located at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

Tahoe Shareholders who do not deliver their certificate(s) or DRS Statement representing Tahoe Shares and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their Tahoe Shares.

See The Arrangement Procedure for Exchange of Tahoe Shares in this Tahoe Circular.

Q:	What is a CVR?

A:

The CVRs are a form of contingent consideration entitling Tahoe Shareholders to receive 0.0497 of a Pan American Share for each Tahoe Share, payable upon first commercial shipment of concentrate following restart of operations at the Escobal Mine. The CVRs will be transferable and have a term of ten years.

Q:	How can I transfer my CVRs?

A:

The CVRs will be governed by a Rights Indenture and will not be subject to resale restrictions in Canada and the United States (other than restrictions that apply to affiliates of Pan American, as such term is defined in Rule 144 under the U.S. Securities Act). The CVRs will not be listed on an exchange and may only be transferred pursuant to the transfer procedures set out in the Rights Indenture.

Q:	How will I receive payment of Pan American Shares for the CVRs?

A:

Assuming the Payment Condition for the CVRs is met prior to the Termination Date, Pan American or its registrar and transfer agent will thereafter mail to the address of the CVR Holder, the applicable number Pan American Shares issuable pursuant to the CVRs held by such CVR Holder.

Q:	How will I know when the Arrangement will be implemented?

A:

The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the requisite level of approval is obtained at the Tahoe Meeting and all other conditions of the Arrangement are satisfied, the Effective Date is expected to occur on or about February 26, 2019. On the Effective Date, Tahoe and Pan American will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:

Yes. Tahoe Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) there can be no certainty that the Arrangement will be completed; (ii) Tahoe Shareholders will receive a fixed number of Pan American Shares which will not be adjusted to reflect any change in the market value of the Pan American Shares or Tahoe Shares prior to the closing of the Arrangement; (iii) the Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Tahoe Material Adverse Effect and may be terminated by Tahoe in certain circumstances; (iv) Tahoe will incur costs even if the Arrangement is not completed and may have to pay the Termination Fee; (v) the Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Tahoe; (vi) directors and officers of Tahoe may have interest in the Arrangement that may be different than those of Tahoe Shareholders generally; (vii) the Arrangement may divert the attention of Tahoes management; (viii) Tahoes business relationships may be subject to disruption due to uncertainty associated with the Arrangement; (ix) while the Arrangement is pending, Tahoe is restricted from taking certain actions; (x) there is a risk that the Arrangement will be a fully-taxable transaction for U.S. federal income tax purposes; (xi) Pan American and Tahoe may be the targets of legal claims, securities class action, derivative lawsuits and other claims; (xii) CVR Holders may never receive the CVR Payment Amount; (xiii) CVR Payment Amounts rank at parity with other unsecured claims of MSR; (xiv) the CVRs will not be listed on any exchange; (xv) the U.S. federal income tax treatment of the CVR is unclear; (xvi) the business of the Combined Company will be subject to the risks currently affecting the businesses of Pan American and Tahoe; (xvii) the integration of Pan American and Tahoe may not occur as planned; (xiii) potential payments to Tahoe Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Companys financial condition or prevent the completion of the Arrangement; (xix) following the completion of the Arrangement, the Combined Company may issue additional equity securities; (xx) Tahoe has not verified the reliability of the information regarding Pan American included in, or which may have been omitted from, this Tahoe Circular; and (xxi) completion of the Arrangement could adversely affect the market price of Pan American Shares.

See The Arrangement Risks Associated with the Arrangement in this Tahoe Circular.

v

Q:	What are the Canadian income tax consequences of the Arrangement?

A:	For a summary of certain material Canadian income tax consequences of the Arrangement, see

Certain Canadian Federal Income Tax Considerations . Such summary is not intended to be legal or tax advice to any particular Tahoe Shareholder. Tahoe Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q:	What are the U.S. federal income tax consequences of the Arrangement?

A:

For a summary of certain material U.S. federal income tax consequences of the Arrangement, see Certain United States Federal Income Tax Considerations . Such summary is not intended to be legal or tax advice to any particular Tahoe Securityholders that are U.S. Holders. U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Q:	Am I entitled to Dissent Rights?

A:

The Interim Order provides the Registered Tahoe Shareholders with Dissent Rights in connection with the Arrangement that will be available if the Arrangement Resolution is approved by the Tahoe Shareholders. Registered Tahoe Shareholders considering exercising Dissent Rights should seek the advice of their own legal counsel and tax and investment advisors and should carefully review the description of such rights set forth in this Tahoe Circular and the Interim Order, and comply with the provisions of the Dissent Rights the full text of which is set out on Appendix F to this Tahoe Circular. See The Arrangement Dissent Rights in this Tahoe Circular.

Q:	What will happen to the Tahoe Shares that I currently own after completion of the Arrangement?

A:

Upon completion of the Arrangement, certificates or DRS Statements representing Tahoe Shares will represent only the right of the Registered Tahoe Shareholder to receive for each Tahoe Share held either Cash Consideration of US$3.40 or Share Consideration of 0.2403 of a Pan American Share, and one CVR. Trading in Tahoe Shares on the TSX and NYSE will cease and Tahoe will apply to terminate its status as a reporting issuer under Canadian Securities Laws and will cease to be required to file reports with the applicable Securities Authorities and the SEC. Pan American will continue to be listed on the TSX and the Nasdaq.

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

The information contained in this Tahoe Circular, unless otherwise indicated, is given as of December 4, 2018.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Tahoe Circular, Tahoe and Pan Americans joint press release dated November 14, 2018 and Tahoe and Pan Americans joint investor presentation dated November 14, 2018 and, if given or made, such information or representation should be considered or relied upon as not having been authorized. This Tahoe Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Tahoe Circular nor any distribution of securities referred to herein will, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Tahoe Circular.

Information contained in this Tahoe Circular should not be construed as legal, tax or financial advice and Tahoe Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Tahoe Circular.

The Arrangement has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Tahoe Circular and any representation to the contrary is unlawful.

Descriptions in this Tahoe Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are summaries of the terms of those documents and are qualified in their entirety by such terms. Tahoe Shareholders should refer to the full text of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. Those documents have been filed by Tahoe under its profile on SEDAR and are available at www.sedar.com and on EDGAR at www.sec.gov. In addition, the Plan of Arrangement is attached as Appendix B to this Tahoe Circular.

Information Contained in this Tahoe Circular regarding Pan American

The information concerning Pan American, its affiliates, the Pan American Shares and the Combined Company (other than with respect to information provided by Tahoe) contained in this Tahoe Circular has been provided by Pan American for inclusion in this Tahoe Circular and should be read together with, and is qualified by, the documents filed by Pan American with a securities commission or similar authority in Canada that are incorporated by reference herein. Pursuant to the Arrangement Agreement, Tahoe and Pan American must each promptly notify the other if at any time before the Effective Date one of them becomes aware (in the case of Tahoe only with respect to Tahoe and in the case of Pan American only with respect to Pan American) that this Tahoe Circular contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. Although Tahoe has no knowledge that would indicate any statements contained herein relating to Pan American, its affiliates, the Pan American Shares or the Combined Company (other than with respect to information provided by Tahoe), taken from or based upon such information provided by Pan American are untrue or incomplete, neither Tahoe nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Pan American, its affiliates, the Pan American Shares or the Combined Company (other than with respect to information provided by Tahoe), or for any failure by Pan American to disclose facts or events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Tahoe.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS

This Tahoe Circular and the documents incorporated into this Tahoe Circular by reference, contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act, Section 21E of the U.S. Exchange Act, or the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as forward-looking statements) that are based on expectations, estimates and projections as at the date of this Tahoe Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement; the Rights Indenture; covenants of Tahoe and Pan American; the timing for the implementation of the Arrangement and the potential benefits of the Arrangement; the likelihood of the Arrangement being completed; principal steps to the Arrangement; statements made in, and based upon, the Fairness Opinions; statements relating to the business and future activities of, and developments related to Tahoe and Pan American after the date of this Tahoe Circular and prior to the Effective Time and of Pan American after the Effective Time; Pan American Shareholder Approval; Tahoe Shareholder Approval; Court approval of the Arrangement; regulatory approval of the Arrangement; market position, and future financial or operating performance of Tahoe and Pan American; liquidity of Pan American Shares and CVRs following the Effective Time; statements based on the audited financial statements of Tahoe or Pan American; anticipated developments in operations; the future price of base metals and precious metals; the timing and amount of estimated future production; costs of production and capital expenditures; mine life of mineral projects, the timing and amount of estimated capital expenditure; costs and timing of exploration and development and capital expenditures related thereto; operating expenditures; success of exploration activities, estimated exploration budgets; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of current litigation and pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned exploration activities and planned future acquisitions; the adequacy of financial resources; completion of the ILO 169 consultation process; community engagement, approval by the Guatemalan Supreme Court of the ILO 169 consultation process (including any appeal of any action by the Guatemalan Supreme Court), and re-issuance of licenses and permits to enable the restart of the Escobal Mine and production from such mine; the ability to re-hire workers at the Escobal Mine; first commercial shipment of concentrate from the Escobal Mine following restart of operations and the conversion and exchange of the CVRs following such an event; resolution of road blockages, including to enable full access in and out of the Escobal Mine; expansion of the La Colorada mine; the development of the Navidad project; access to capital; potential non-core asset sales and timing for such sales, operating synergies, sources and impact of funding of the Arrangement; and the applicability of the exemption under Section 3(a)(10) of the Securities Act to the securities issuable in the Arrangement; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as expects, or does not expect, is expected, anticipates or does not anticipate, plans, budget, scheduled, forecasts, estimates, believes or intends or variations of such words and phrases or stating that certain actions, events or results may, could, would, might, or will be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

These forward-looking statements are based on the beliefs of Tahoes and Pan Americans management, as the case may be, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the approval of the Arrangement and its fairness by the Court, and the receipt of the required governmental and regulatory approvals and consents.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Tahoe or Pan American to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; Tahoe will incur costs even if the Arrangement is not completed, and may also be required to pay the Termination Fee to Pan American; the Termination Fee may discourage other parties from attempting to acquire Tahoe; general business, economic, competitive, political, regulatory and social uncertainties; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration and operation of mineral properties; risks related to estimates of proven mineral reserves; history of recent losses of Tahoe; risks related to factors beyond the control of Tahoe or Pan American; risks and uncertainties associated with exploration and operation of mineral properties; risks related to the business combination with Pan American; risks related to future acquisitions and joint ventures, such as new geographic, political, operating, financial and geological risks or risks related to assimilating operations and employees; risks related to the prior business of Tahoe; risks related to the prior business of Pan American; the potential for additional financings and dilution of the equity interests of Tahoe Shareholders; risks related to the nature of mineral exploration and development; discrepancies between actual and estimated mineral resources and mineral reserves; risks caused by factors beyond Tahoes control, such as the future price of gold, silver, copper, lead and zinc and market price volatility, recovery rates of minerals from mined ore; risks related to competition in the mineral industry; risks related to regulatory requirements including environmental laws and regulations and liabilities; risks related to obtaining, maintaining and renewing permits and licences; future changes to environmental laws and regulations; the ability of the Parties to successfully integrate the operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Arrangement; risks related to Tahoes inability to obtain insurance for certain potential losses; risk related to base and precious metals mining industry competition; environmental risks and hazards, including unknown environmental risks related to past activities; risks related to the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation; risks related to political developments and policy shifts; risks related to costs of land reclamation; risks related to dependence on key personnel; risks related to amendments to laws; risks related to the involvement of some of the directors and officers of Tahoe and Pan American with other natural resource companies active in the same region as Tahoe or Pan American; risks related to the market value of Tahoe Shares; changes in labour costs or other costs of production; labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting exploration budget forecasts; risks related to directors and officers of Tahoe possibly having interests in the Arrangement that are different from other Tahoe Shareholders; risks related to the possibility that more than 5% of Tahoe Shareholders may exercise their dissent rights; risks related to the reliability of the information regarding Pan American included in, or which whish may have been omitted from, this Tahoe Circular; risks associated with Pan American or Tahoe becoming a target of legal claims, securities class action, derivative lawsuits and other claims; risks related to the completion of the Arrangement having a potential adverse affect on the market price of Pan American Shares; and community and non-governmental actions and regulatory risks.

Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading The Arrangement Risks Associated with the Arrangement and in Appendix G and Appendix H to this Tahoe Circular, and in other documents incorporated by reference in this Tahoe Circular, including, but not limited to, under the heading Risks Related to Tahoes Business in Tahoes most recent Form 40-F and the Tahoe AIF filed with the United States SEC and Canadian provincial securities regulatory authorities, respectively, and included in the managements discussion and analysis for the three and nine months ended September 30, 2018. Although Tahoe has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Tahoe Circular and other than as required by applicable Securities Laws, Tahoe assumes no obligation to update or revise them to reflect new events or circumstances, except to the extent required by applicable Law.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

NOTE TO UNITED STATES SECURITYHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS TAHOE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Pan American Shares and CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares and the Replacement Options to be issued to Tahoe Optionholders in exchange for their Tahoe Options, each pursuant to the Arrangement, have not been registered under the U.S. Securities Act or applicable state Securities Laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in the Section 3(a)(10) Exemption on the basis of the approval of the Court, and exemptions from registration under applicable state Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on December 4, 2018 and, subject to the approval of the Arrangement by the Tahoe Shareholders, a hearing of the application for the Final Order will be held on January 10, 2019 at 9:45 a.m. (Vancouver time) at the Courthouse, at 800 Smithe Street, Vancouver, British Columbia, Canada. All Tahoe Shareholders and Tahoe Optionholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the Section 3(a)(10) Exemption with respect to the Pan American Shares and CVRs to be received by Tahoe Shareholders in exchange for their Tahoe Shares, and the Replacement Options to be issued to Tahoe Optionholders in exchange for their Tahoe Options, each pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See The Arrangement Regulatory Law Matters and Securities Law Matters United States Securities Law Matters.

The solicitation of proxies made pursuant to this Tahoe Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Tahoe Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Tahoe Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and Securities Laws. Tahoe Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

Without limiting the foregoing, information concerning the mineral properties of Tahoe and Pan American has been prepared in accordance with the requirements of Canadian Securities Laws, which differ in material respects from the requirements of Securities Laws of the United States applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. These standards differ significantly from the disclosure requirements of the SEC currently in effect, and mineral reserve and mineral resource information contained and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies in accordance with the rules and regulations promulgated by the SEC currently in effect.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Under SEC standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under SEC standards. Accordingly, mineral reserve estimates contained in this Tahoe Circular may not qualify as reserves under SEC standards. Further, the SEC has not recognized the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of reserve prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. In accordance with NI 43-101, the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource used in this Tahoe Circular or in the documents incorporated by reference in this Tahoe Circular are defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are recognized and required by NI 43-101, the SEC does not currently recognize them. We advise that, while those terms are recognized and required by Canadian Securities Laws, the SECs Industry Guide 7 does not permit the inclusion of information concerning measured mineral resources, indicated mineral resources and inferred mineral resources or other descriptions of the amount of mineralization in mineral deposits that do not constitute reserves by United States standards in documents filed with the SEC and the terms and disclosures to be permitted by the Modernization of Property Disclosures for Mining Registrants will not be in effect for this transaction. Tahoe U.S. Securityholders are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC.

Tahoe U.S. Securityholders are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under Canadian Securities Laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, Tahoe U.S. Securityholders are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, Tahoe U.S. Securityholders are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

In addition, disclosure of mineral resources using contained ounces is permitted under Canadian regulations; however, the SEC currently only permits issuers to report mineralization that does not qualify as a mineral reserve as in place tonnage and grade without reference to unit measures.

The financial statements and other financial information included or incorporated by reference in this Tahoe Circular have been prepared in accordance with IFRS and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and United States auditing and auditor independence standards. As the SEC has adopted rules to accept, from foreign private issuers such as Tahoe and Pan American, financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP, this Tahoe Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and of how those differences might affect the financial information presented herein.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

For the above reasons, information contained or incorporated by reference in this Tahoe Circular may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal Securities Laws and the rules and regulations thereunder.

Tahoe Securityholders should be aware that the acquisition by Tahoe Shareholders (including holders of Replacement Options, as applicable) of cash and/or the Pan American Shares and CVRs pursuant to the Arrangement described herein may have tax consequences both in the United States and in Canada. Tahoe Shareholders (including holders of the Replacement Options) who are resident in, or citizens of, the United States are advised to review the summary contained in this Tahoe Circular under the heading Certain United States Federal Income Tax Considerations and under the heading Certain Canadian Federal Income Tax Considerations, and Tahoe Shareholders and Tahoe Optionholders are urged to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under United States Securities Laws may be affected adversely by the fact that each of Tahoe and Pan American is incorporated or organized outside the United States, that some or all of their respective officers and directors and the experts named herein are residents of a country other than the United States, and that all or a portion of the assets of each of Tahoe and Pan American and of said persons are located outside the United States. As a result, it may be difficult or impossible for Tahoe U.S. Securityholders to effect service of process for all such parties within the United States or upon Pan American, certain of Tahoes or Pan Americans respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal Securities Laws of the United States or blue sky laws of any state within the United States, as applicable. In addition, Tahoe U.S. Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or blue sky laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or blue sky laws of any state within the United States.

The Pan American Shares and CVRs to be issued to Tahoe Shareholders pursuant to the Arrangement will be freely transferable under U.S. federal Securities Laws, except by persons who are affiliates (as defined in Rule 144) of Pan American after the Effective Date, or were affiliates of Pan American within 90 days prior to the Effective Date. Persons who may be deemed to be affiliates of an issuer (as defined in Rule 144) include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Pan American Shares or CVRs by such an affiliate or former affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an available exemption therefrom. See The Arrangement Regulatory Law Matters and Securities Law Matters United States Securities Law Matters.

The Pan American Shares issuable upon conversion of the CVRs, if applicable, pursuant to the terms thereof, have not been registered under the U.S. Securities Act and are not exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption, but may be issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(9) of the U.S. Securities Act, which exempts from registration exchanges of securities by the issuer exclusively with its own securityholders where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The Pan American Shares issued upon conversion of the CVRs, therefore, will be freely transferable by holders that are not, and have not been for the preceding 90 days, affiliates of Pan American, as such term is defined in Rule 144.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

The Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Pan American Shares issuable upon exercise of the Replacement Options may not be issued in reliance upon the Section 3(a)(10) Exemption and the Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or pursuant to a registration statement under the U.S. Securities Act. Pan American has agreed under the Arrangement Agreement to register the Pan American Shares issuable upon exercise of such Replacement Options on a Form S-8 registration statement under the U.S. Securities Act as of the Effective Time. As a result of such registration under the U.S. Securities Act, Pan American Shares received upon exercise of the Replacement Options after the Effective Time by holders in the United States or who are U.S. Persons will be freely transferable by holders that are not, and have not been for the preceding 90 days, affiliates of Pan American, as such term is defined in Rule 144. See The Arrangement Regulatory Law Matters and Securities Law Matters United States Securities Law Matters.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Tahoe Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Tahoe or Pan American.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated herein, references to Cdn$ or Canadian dollars are to Canadian dollars, and references to US$ or U.S. dollars are to United States dollars.

The following table sets out: (i) the rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of the periods indicated; (ii) the average rates of exchange for such periods; and (iii) the highest and lowest rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange for 2015 and 2016, and the daily exchange rate for 2017.

				Nine Months Ended
	Year Ended December 31(1)			September 30(1)

	2015	2016	2017	2017	2018
Low	1.1749	1.2544	1.2128	1.2128	1.2288
High	1.39.65	1.4589	1.3743	1.3743	1.3310
Close	1.3840	1.3427	1.2545	1.2480	1.2945
Average	1.2875	1.3248	1.2986	1.3074	1.2876

Note: (1) Historical US$-Cdn$ exchange rate data obtained from Bank of Canada.

On December 4, 2018, the exchange rate for one United States dollar expressed in Canadian dollars as reported by the Bank of Canada was Cdn$1.3219.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial statements of Tahoe incorporated by reference in this Tahoe Circular are reported in United States dollars and have been prepared in accordance with IFRS. The historical financial statements of Pan American incorporated by reference in this Tahoe Circular are reported in United States dollars and have been prepared in accordance with IFRS.

NON-GAAP MEASURES

References in the documents incorporated by reference in this Tahoe Circular refer to various non-GAAP measures, such as cost of sales per gold ounce sold, costs per gold ounce produced and all in-sustaining costs. Such measures are widely reported in the industry as benchmarks for performance, but do not have standardized meaning and are not a recognized measure under GAAP. These measures should not be considered in isolation. These measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP and non-IFRS financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied. To facilitate a better understanding of these measures as calculated by us, please see Non-GAAP Financial Measures in our managements discussion and analysis for the year ended December 31, 2017 and our managements discussion and analysis for the three and nine months ended September 30, 2018, and Tahoes press release dated February 22, 2018 for the original cost and production guidance for 2018.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

GLOSSARY OF TERMS

In this Tahoe Circular and accompanying Notice of Special Meeting, unless there is something in the subject matter inconsistent therewith, the following terms will have the respective meanings set out below, words importing the singular number will include the plural and vice versa and words importing any gender will include all genders.

Achievement Certificate	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents The Rights Indenture Payment Condition and Procedures .

Acquisition Proposal

means, other than the transactions contemplated by the Arrangement, any offer, proposal, expression of interest or inquiry, or public announcement of an intention (orally or in writing) from any person (other than Pan American or any of its affiliates) after the date of the Arrangement Agreement (including, for greater certainty, amendments or variations after the date of the Arrangement Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of the Arrangement Agreement), relating to: (a) any joint venture, earn-in right, royalty grant, lease, license, acquisition, sale or transfer, direct or indirect, in a single transaction or a series of related transactions, of: (i) the assets of Tahoe or any of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Tahoe and its subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue of Tahoe; or (ii) 20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Tahoe or any of its subsidiaries; (b) any take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Tahoe or any of its subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification or other similar transaction involving Tahoe or any of its subsidiaries; or (d) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which could reasonably be expected to materially reduce the benefits to Pan American under the Arrangement Agreement or the Arrangement.

Advance Ruling Certificate	means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement.

affiliate	means an affiliated entity within the meaning of MI 61-101.

Aggregate Cash Consideration	means US$275,000,000.

allowable capital loss

has the meaning ascribed to such term under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations Holders Resident in Canada Capital Gains and Capital Losses .

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Alternative Transaction

means, other than the transactions contemplated under the Arrangement Agreement, any written offer, proposal, expression of interest or inquiry from any person (other than Tahoe or any of its affiliates) after the date of the Arrangement Agreement (including, for greater certainty, amendments or variations after the date of the Arrangement Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of the Arrangement Agreement), relating to any transaction between Pan American and a party with whom Pan American deals at arms length, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement, or which could reasonably be expected to materially reduce the benefits to Tahoe under the Arrangement Agreement or the Arrangement.

ARC	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement Regulatory Law Matters and Securities Laws Matters Canadian Competition Approval .

Arrangement

means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, Tahoe, Tahoe Securityholders, and Pan American on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American and Tahoe, each acting reasonably.

Arrangement Agreement

means the Arrangement Agreement dated as of November 14, 2018 among Pan American, Tahoe and Subco including (unless the context requires otherwise) the Schedules thereto, together with the Pan American Disclosure Letter and the Tahoe Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

Arrangement Resolution	means the special resolution of Tahoe Shareholders approving the Arrangement which is to be considered at the Tahoe Meeting and is to be substantially in the form and content of Appendix A hereto.

BCBCA	means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder.

Bell Creek Mine	means Tahoes underground gold mine and processing facility located in Hoyle Township, Porcupine Mining Division, approximately 20 kilometers northeast of Timmins, Ontario.

Bell Creek Report	has the meaning attributed thereto under the following heading in this Tahoe Circular: Information Concerning Tahoe Summary of Operations Producing Properties Bell Creek Mine .

BLG	means Borden Ladner Gervais LLP, counsel to Pan American.

BMO Capital Markets	means BMO Nesbitt Burns Inc.

BMO Engagement Letter	means the engagement letter dated November 7, 2018, pursuant to which the Tahoe Special Committee retained BMO Capital Markets to act as a financial advisor in connection with the Arrangement.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

BMO Fairness Opinion

means the opinion of BMO Capital Markets to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications as set forth therein, the Consideration to be received by the Tahoe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Tahoe Shareholders.

Broadridge	means Broadridge Investor Solutions Inc.

Business Day

means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia or Toronto, Ontario, are not open for business during normal banking hours.

Canada-U.S. Tax Treaty

has the meaning ascribed to such term under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations Holders Not Resident in Canada Dividends on Pan American Shares .

Canadian Competition Approval

means either: (a) the issuance of an Advance Ruling Certificate; or (b) the applicable waiting period under Section 123 of the Competition Act has expired, been terminated by the Commissioner or waived and a No Action Letter has been issued in accordance with subsection 123(2) of the Competition Act; in each case on terms and conditions satisfactory to Pan American, acting reasonably.

Cash Consideration	means, for each Tahoe Share, US$3.40 in cash, subject to proration in accordance with the Plan of Arrangement.

Cash Election	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement Principal Steps to the Arrangement .

Cash Election Shares	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement Proration .

Cassels Brock	means Cassels Brock & Blackwell LLP, counsel to the Tahoe Special Committee.

CDN NOBO	has the meaning attributed thereto under the following heading in this Tahoe Circular: General Proxy Information Who can Vote?.

CDN OBO

has the meaning attributed thereto under the following heading in this Tahoe Circular: General Proxy Information Non-Registered Tahoe Shareholders (Canadian Objecting Beneficial Owners and US Beneficial Owners) .

CDS & Co.	means the registration name for CDS Clearing and Depository Services Inc., which acts as a nominee for many Canadian brokerage firms.

Change of Control

means the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one transaction or a series of related transactions, of all or substantially all of the property and assets of Pan American and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for the purposes of such transaction (other than to Pan American and its subsidiaries); (b) the consummation of any transaction including, without limitation, any consolidation, amalgamation, business combination, merger or issue of voting shares or other similar transaction, the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than Pan American and its subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of Pan American, measured by voting power rather than number of shares (but will not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of Pan American); or (iii) a change in 50% or more of the Pan American Board, resulting from the election or removal of directors at an annual meeting or special meeting of holders of Pan American Shares, or from a series of resignations and appointments of directors at a Pan American Board meeting, or from a combination thereof.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Change of Control Date

means the date upon which (i) Pan American enters into a definitive agreement with any third party which would result in a Change of Control, or (ii) Pan American Shares are taken up pursuant to an unsolicited Take-Over Bid; provided that such date occurs prior to three Business Days after the date of delivery of the Achievement Certificate.

CIBC	means CIBC World Markets Inc.

Change of Control Payment

has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement Regulatory Law Matters and Securities Laws Matters -Canadian Securities Law Matters Change of Control Payment and Acceleration of Awards .

CIM	means the Canadian Institute of Mining, Metallurgy and Petroleum.

Code	means the U.S. Internal Revenue Code of 1986 as the same has been and hereinafter from time to time may be amended, including all rules and regulations promulgated thereunder.

COFECE	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement Regulatory Law Matters and Securities Laws Matters .

Combined Company	means Pan American following completion of the Arrangement.

Commissioner	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement Regulatory Law Matters and Securities Laws Matters -Canadian Competition Approval .

Competition Act	means the Competition Act (Canada), and includes the regulations made thereunder.

Competition Law	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement Regulatory Law Matters and Securities Laws Matters -Mexican Competition Approval .

Confidentiality Agreement	means the confidentiality agreement dated as of May 25, 2018 between Tahoe and Pan American.

Consideration

means the consideration payable for each Tahoe Share held pursuant to the Plan of Arrangement to a person who is a Tahoe Shareholder (other than Pan American or a Dissenting Tahoe Shareholder) consisting of either Cash Consideration of US$3.40 or Share Consideration of 0.2403 of a Pan American Share (subject to proration), and one CVR.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Contingent Consideration

means the portion of the Consideration comprised of one CVR to be issued for each Tahoe Share held, with each CVR having an implied value of US$0.70, calculated by multiplying the closing price of the Pan American Shares on the Nasdaq as at November 13, 2018 by 0.0497; however, this value may change over time as the market price of Pan American Shares fluctuates, because the number of the Pan American Shares payable under the CVRs is fixed.

Contemplated Reorganization Transaction	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents The Arrangement Agreement Other Covenants-Contemplated Reorganization Transaction .

Contract

means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Tahoe or Pan American, respectively, or any of their respective subsidiaries is a party or by which Tahoe or Pan American, respectively, or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

Controlling Individual	has the meaning ascribed to such term under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations Holders Resident in Canada- Eligibility for Investment .

Court	means the Supreme Court of British Columbia.

CRA	means the Canada Revenue Agency.

CVR

means a contingent value right of Pan American, each entitling the holder thereof to 0.0497 of a Pan American Share subject to the terms and conditions governed by the Rights Indenture and issued to Tahoe Shareholders in accordance with the terms of the Plan of Arrangement.

CVR Holder	means a registered holder of a CVR.

CVR Holder Committee	has the meaning ascribed to such term under the following heading in this Tahoe Circular entitled Transaction Documents -The Rights Indenture CVR -Holder Committee .

CVR Payment Amount	has the meaning ascribed thereto in Section 1.1 of the Rights Indenture.

Depositary	means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement.

Dispute Notice	has the meaning ascribed to such term under the following heading in this Tahoe Circular: Transaction Documents-The Rights Indenture-Dispute Mechanics .

Dispute Period	has the meaning ascribed to such term under the following heading in this Tahoe Circular: TransactionDocuments -he Rights Indenture-Dispute Mechanics .

Dissent Rights	has the meaning ascribed thereto in Section 5.1 of in the Plan of Arrangement.

Dissent Shares

means the Tahoe Shares held by a Dissenting Tahoe Shareholder and in respect of which the Dissenting Tahoe Shareholder has duly and validly exercised the Dissent Rights with respect to the Arrangement Resolution in accordance with the dissent procedures in the Interim Order.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Dissenting Tahoe Shareholder

means a registered Tahoe Shareholder that validly exercises Dissent Rights in respect of all Tahoe Shares held with respect to the Arrangement Resolution in strict compliance with the dissent procedures in the Interim Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

DPSPs	has the meaning ascribed to such term under the following heading in this Tahoe Circular: -Certain Canadian Federal Income Tax Considerations-Holders Resident in Canada -Eligibility for Investment .

DRS	means Direct Registration System.

DRS Statement	means a statement issued by the Depositary evidencing the securities held by a securityholder in book-based form in lieu of a physical share certificate.

EDGAR	means the Electronic Data Gathering and Retrieval System of the SEC.

Elected Amount

has the meaning ascribed to such term under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations Holders Resident in Canada -Exchange of Tahoe Shares- With Section 85 Election .

Election Form

means the election form delivered by Tahoe to Tahoe DSA Holders and Tahoe PSA Holders pursuant to which such Tahoe PSA Holders and Tahoe DSA Holders may elect to receive, the Cash Consideration or the Share Consideration, subject to proration, in exchange for each Tahoe Share to be issued pursuant to the Plan of Arrangement.

Effective Date

means the date designated by Pan American, Subco and Tahoe by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived.

Effective Time	means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as Tahoe and Pan American may agree upon in writing.

Election Deadline	means 4:30 p.m. (Vancouver time) on January 3, 2019 or the third Business Day immediately prior to the date any adjournment or postponement of the Tahoe Meeting.

Eligible Holder

means a beneficial owner of Tahoe Shares immediately prior to the Effective Time (other than a Dissenting Tahoe Shareholder) who is: (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person); (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person); or (c) an Eligible Non-Resident.

Eligible Non- Resident

means a beneficial owner of Tahoe Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and whose Tahoe Shares are taxable Canadian property and not treaty- protected property, in each case as defined in the Tax Act.

Eligible Institution

means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Escobal Matters	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents The Arrangement Agreement Covenants of Tahoe Covenants relating to Conduct of Business .

Escobal Mine	means Tahoes underground silver-gold-lead-zinc mine located in southeast Guatemala, approximately 40 kilometers east-southeast of Guatemala City, in the Department of Santa Rosa.

Escobal Mine Transfer	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents -The Rights Indenture - Covenants of Pan American and MSR .

Escobal Report	has the meaning attributed thereto under the following heading in this Tahoe Circular: Information Concerning Tahoe .

Exchange Ratio	means 0.2403.

Expense Reimbursement

means the reimbursement by Pan American to Tahoe of US$5 million in respect of the fees, costs and expenses incurred by Tahoe in connection with the Agreement, if the Arrangement Agreement is terminated by Tahoe or Pan American as a result of the Pan American Resolutions having failed to receive the requisite vote for approval from Pan American Shareholders at the Pan American Meeting.

Final Order

means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in form and substance acceptable to Tahoe, Pan American and Subco, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of Tahoe, Pan American and Subco, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Tahoe, Pan American and Subco, each acting reasonably) on appeal.

Governmental Entity

means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the TSX, Nasdaq and NYSE, but excludes the Commissioner.

Holder	has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations .

IFRS

means the accounting principles so prescribed, recommended or promulgated from time to time as the International Financial Reporting Standards, as issued by the International Accounting Standards Board or any successor thereto, as such principles may be amended, varied or replaced from time to time and as accepted and adopted by the applicable Party, which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

ILO 169	means the Indigenous and Tribal Peoples Convention, 1989 (No. 169) of the International Labour Organization.

Initial Consideration	means the portion of the Consideration comprised of, either Cash Consideration of US$3.40 or Share Consideration of 0.2403 of a Pan American Share (subject to proration) for each Tahoe Share held.

Interim Order

means the order made after the application to the Court pursuant to subsection 291(2) of the BCBCA after being informed of the intention to rely upon the Section 3(a)(10) Exemption with respect to the Pan American Shares, the CVRs and the Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to Tahoe and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the Tahoe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Tahoe, Pan American and Subco, each acting reasonably, made after application to Master Dick dated December 4, 2018 attached Appendix E hereto.

Investment Canada Act	means the Investment Canada Act (Canada).

IRS	means the Internal Revenue Service of the United States.

Key Regulatory Approvals

means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities in those jurisdictions where either Party conducts material operations or into which either Party sells a material amount of silver, gold, doré, concentrate or other metal bearing ore, including conditional listing approval from the TSX for the Pan American Shares issued pursuant to the Plan of Arrangement, the Pan American Shares issuable pursuant to the CVRs and the Replacement Options issued pursuant to the Plan of Arrangement, but which, for greater certainty, excludes the Canadian Competition Approval.

La Arena Mine or La Arena Oxide Mine	means Tahoes open pit, heap leach gold mine located in northern Peru approximately 480 kilometers north-northwest of Lima, in the Department of La Libertad.

La Arena II Project	means Tahoes copper-gold development project in Peru adjacent to the La Arena Mine.

La Arena Report	has the meaning attributed thereto under the following heading in this Tahoe Circular: Information Concerning Tahoe Summary of Operations Producing Properties La Arena Mine .

Laurel Hill	means Laurel Hill Advisory Group, Tahoes proxy solicitation agent.

Law or Laws

means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSX, Nasdaq and the NYSE), and the term applicable with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Letter of Transmittal

means the letter of transmittal delivered by Tahoe to Tahoe Shareholders together with this Tahoe Circular providing for the delivery of Tahoe Shares by Registered Tahoe Shareholders to the Depositary and the election by Tahoe Shareholders of the Cash Consideration or Share Consideration, subject to proration, in exchange for each Tahoe Share held.

Lien

means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

Locked-up Shareholders	means, collectively, the Pan American Locked-up Shareholders and the Tahoe Locked-up Shareholders.

Mark-to-Market Election

has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain United States Federal Income Tax Considerations -Tax Consequences of the Arrangement if Tahoe Is Classified as a PFIC .

material change, material fact and misrepresentation	have the meanings ascribed to such terms in the Securities Act.

Meeting	means the special meeting of Tahoe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

MEM	means the Guatemala Ministry of Energy and Mines.

Merged Company	means the entity to be formed upon the Merger of Subco and Tahoe in connection with the Arrangement.

Merger	means the merger of Subco and Tahoe to form one corporate entity in connection with the Arrangement.

Mexican Competition Approval	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement - Regulatory Law Matters and Securities Laws Matters .

MI 61-101	means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Minerals	means all ores, and ores and concentrates derived therefrom, of precious, base and industrial minerals, including diamonds, which may be lawfully explored for, mined and sold.

MSR	means Minera San Rafael S.A.

Nasdaq	means the Nasdaq Stock Market.

NAV	has the meaning ascribed to such term under the following heading in this Tahoe Circular: The Arrangement Tahoe Fairness Opinions Fairness Opinion of BMO Capital Markets Net Asset Value Analysis .

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

NI 43-101	means National Instrument 43-101 -Standards of Disclosure for Mineral Projects.

No Action Letter

means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated the Arrangement Agreement.

Non-Achievement Certificate	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents -The Rights Indenture Payment -Condition and Procedures .

Non-Electing Shareholder

has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain United States Federal Income Tax -Considerations Tax Consequences of the Arrangement if Tahoe is Classified as a PFIC .

Non-Registered Tahoe Shareholder	means a Tahoe Shareholder who is not a Registered Tahoe Shareholder.

Non-Resident Holder	has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations -Holders Not Resident in Canada .

Non-U.S. Holder

has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain United States Federal Income Tax Considerations -Passive Foreign Investment Company Rules Relating to the Ownership of Pan American Shares .

Notifiable Transactions	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement Regulatory Law Matters and Securities Laws Matters -Canadian Competition Approval .

Notification	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement Regulatory Law Matters and Securities Laws Matters -Canadian Competition Approval .

Notice of Dissent	means a notice of dissent duly and validly given by a Registered Tahoe Shareholder exercising Dissent Rights as contemplated in the Plan of Arrangement and the Interim Order.

Notice of Special Meeting	means the notice to the Tahoe Shareholders which accompanies this Tahoe Circular.

Notice Shares	has the meaning attributed thereto under the following heading in this Tahoe Circular: Dissent Rights .

NYSE	means the New York Stock Exchange.

Outside Date	means February 28, 2019, or such later date as may be agreed to in writing by the Parties.

Pan American	means Pan American Silver Corp., a corporation existing under the laws of British Columbia.

Pan American AIF	means Pan Americans annual information form for the year ended December 31, 2017 dated March 22, 2018.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Pan American Authorized Capital Resolution

means the special resolution of Pan American Shareholders approving the increase of Pan Americans authorized share capital by an affirmative vote of at least two-thirds of the votes cast by Pan American Shareholders present in person or represented by proxy and entitled to vote at the Pan American Meeting.

Pan American Board	means the board of directors of Pan American as the same is constituted from time to time.

Pan American Board Recommendation

means the unanimous determination of the Pan American Board, after consultation with its financial and legal advisors that the Plan of Arrangement is fair to the Pan American Shareholders and is in the best interests of Pan American, and the unanimous resolution of the Pan American Board to the recommend to the Pan American Shareholders that they vote in favour of the Pan American Resolutions.

Pan American Change in Recommendation	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents Arrangement Agreement Termination .

Pan American Circular

means the notice of the Pan American Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Pan American Shareholders in connection with the Pan American Meeting, as amended, supplemented or otherwise modified from time to time.

Pan American Disclosure Letter	means the disclosure letter executed by Pan American and delivered to Tahoe concurrently with the execution of the Arrangement Agreement.

Pan American Expense Reimbursement	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents The Arrangement Agreement Termination Pan American Expense Reimbursement.

Pan American Financial Advisors	means CIBC and TD Securities Inc., financial advisors to the Pan American Board.

Pan American Locked-up Shareholders

means each of the directors and senior officers of Pan American who have entered into Pan American Voting Agreements with Tahoe pursuant to which they have agreed, among other things and subject to the terms of such Pan American Voting Agreement, to vote their Pan American Securities in favour of the Pan American Resolutions.

Pan American Long Term Incentive Plan	means the Pan American Stock Option and Compensation Share Plan initially approved by the Pan American Shareholders at their annual general meeting held on May 11, 2015.

Pan American Material Adverse Effect

means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Pan American and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from: (a) the public announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder; (b) any changes in general political, economic, financial or capital market conditions in Canada, the United States or globally; (c) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity; (d) any generally applicable changes in IFRS; (e) any natural disaster, war, armed hostilities, or act of terrorism; (f) conditions generally affecting the mining industry; (g) any change in currency exchange, interest or inflation rates; (h) any change in precious or base metals prices; or (i) any decrease in the market price or any decline in the trading volume of Pan American Shares on the TSX or Nasdaq (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Pan American Material Adverse Effect has occurred); provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in (b), (c), (d), (e), (f) and (g) of this definition will constitute a Pan American Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, assets, Permits, capital, liabilities, operations, results of operations or condition (financial or otherwise) of Pan American and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in the Arrangement Agreement to dollar amounts are not intended to be and will not be deemed to be illustrative or interpretive for purposes of determining whether a Pan American Material Adverse Effect has occurred.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Pan American Meeting	means the special meeting of Pan American Shareholders, including any adjournment or postponement thereof, to be called and held to consider the Pan American Resolutions.

Pan American Option	means an option to acquire Pan American Shares granted pursuant to the Pan American Long Term Incentive Plan.

Pan American PSU	means a notional share unit that entitles the holder to a cash payment equal to the value of the underlying Pan American Shares and vests over a three year period.

Pan American Representatives	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents The Arrangement Agreement Covenants of Pan American Pan American Non-Solicitation .

Pan American Resolutions	means, collectively, the Pan American Authorized Capital Resolution and the Pan American Share Issuance Resolution.

Pan American RSU	means a notional share unit that entitles the holder to either cash or Pan American Shares at the discretion of the Pan American Board and vests over a two year period.

Pan American Shares	mean common shares in the authorized capital of Pan American.

Pan American Share Value	means US$14.1490, calculated by dividing US$3.40 by 0.2403.

Pan American Share Issuance Resolution

means the ordinary resolution of Pan American Shareholders approving the issuance of Pan American Shares, CVRs and the Replacement Options under the terms of the Arrangement by an affirmative vote of at least the majority of the votes cast by Pan American Shareholders present in person or represented by proxy and entitled to vote at the Pan American Meeting.

Pan American Shareholder	means a holder of one or more Pan American Shares.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Pan American Shareholder Approval

means the requisite approval of (i) the Pan American Authorized Capital Resolution by at least two-thirds of the votes cast on such resolution by Pan American Shareholders present in person or by proxy and entitled to vote at the Pan American Meeting, and (ii) the Pan American Share Issuance Resolution by a simple majority of the votes cast on such resolution by Pan American Shareholders present in person or by proxy and entitled to vote at the Pan American Meeting.

Pan American Voting Agreements	mean the voting agreements (including all amendments thereto) between Tahoe and the Pan American Locked-up Shareholders.

Parties	means, as applicable, Tahoe and Pan American and Party means any one of them.

Payment Condition

means after the Effective Date and following the receipt of any required export license or permits, when the first commercial shipment of concentrate from production at the Escobal Mine to a smelter, refiner, or other processor or to any purchaser, is loaded on or into containers, trucks, railway cars or other methods of transportation and crosses outbound the Escobal Mine site property boundary, and will not include any concentrate produced prior to the Effective Date from any Escobal Mine inventory.

Payment Date

means a date established by Pan American that is the earlier of: (a) as soon as possible and in any event no later than three Business Days after the date of delivery of the Achievement Certificate; or (b) the Change of Control Date.

Permit	means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity.

person

includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity or any other entity, whether or not having legal status.

PFIC

has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain United States Federal Income Tax Considerations Consequences of the Arrangement if Tahoe Is Classified as a PFIC .

PFIC-for-PFIC Exception

has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain United States Federal Income Tax Considerations Consequences of the Acquisition if Tahoe Is Classified as a PFIC .

Plan of Arrangement

means the plan of arrangement, substantially in the form of Appendix B hereto, and any amendments or variations thereto made from time to time in accordance with the Arrangement Agreement, the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of Tahoe and Pan American, each acting reasonably.

Proceeding

means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Entity, or any claims, actions, suits, arbitrations, charges, indictments, hearings or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Projections	has the meaning ascribed to such term under the following heading in this Tahoe Circular: The Arrangement- Tahoe Fairness Opinions Fairness Opinion of BMO Capital Markets -Financial Projections .

Proposed Amendments	has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations .

prior PFIC years

has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain United States Federal Income Tax Considerations -Tax Consequences of the Arrangement if Tahoe Is Classified as a PFIC .

QEF

has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain United States Federal Income Tax Considerations Tax Consequences of the Arrangement if Tahoe Is Classified as a PFIC .

QEF Election

has the meaning attributed thereto under the following heading in t-his Tahoe Circular: Certain United States Federal Income Tax Considerations -Tax Consequences of the Arrangement if Tahoe Is Classified as a PFIC .

Record Date	means November 29, 2018.

Registered Plans	has the meaning ascribed to such term in the section of this Tahoe Circular: Certain Canadian Federal Income Tax Considerations -Holders Resident in Canada - Eligibility for Investment .

Registered Tahoe Shareholder	means a registered holder of Tahoe Shares.

Registrar	means the person appointed as the Registrar of Companies under Section 400 of the BCBCA.

Regulation S	means Regulation S under the U.S. Securities Act.

Replacement Option	means an option or right to purchase Pan American Shares granted by Pan American in exchange for Tahoe Options pursuant to the Plan of Arrangement.

Replacement Option In-The-Money Amount

means in respect of a Replacement Option, the amount, if any, by which the total fair market value of the Pan American Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Pan American Shares at that time.

Representatives

means, collectively, with respect to a Party, that Partys officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors).

Required Holders	means CVR Holders of at least 25% of the outstanding CVRs.

Required Holders Approval	means the approval of Required Holders in writing or at a duly called meeting of CVR Holders.

Reorganization	has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain United States Federal Income Tax Considerations -Qualification of the Arrangement as a Reorganization .

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Resident Holder	has the meaning attributed thereto under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations -Holders Resident in Canada

Response Period	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents -The Arrangement Agreement -Covenants of Pan American -Right to Match .

Review Period	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents -The Arrangement Agreement -Covenants of Pan American -Right to Match .

Rights Agent	means Computershare Trust Company of Canada, in its capacity as rights agent for the CVRs pursuant to the Rights Indenture.

Rights Certificate	means a certificate evidencing CVRs, substantially in the form set out in Schedule A of the Rights Indenture (the Rights Certificate).

Rights Indenture

means the rights indenture to be entered into between Pan American, MSR and the Rights Agent setting out the terms and conditions of the CVRs to be issued in accordance with the terms of the Plan of Arrangement, in substantially the form set out in Schedule G to the Arrangement Agreement.

Rule 144	means Rule 144 under the U.S. Securities Act.

SEC	means the United States Securities and Exchange Commission.

Section 3(a)(10) Exemption	means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

Section 85 Election

has the meaning ascribed to such term under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations -Holders Resident in Canada -Exchange of Tahoe Shares -With Section 85 Election .

Securities Act

means the Securities Act (British Columbia) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder, as now in effect and as they may be promulgated or amended from time to time.

Securities Authorities	means, collectively, the British Columbia Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada.

Securities Laws

means the Securities Act, the securities legislation of each other province of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, the U.S. Securities Act, the U.S. Exchange Act, and all other state and federal securities laws, rules, regulations and policies published thereunder, in each case as now in effect and as they may be promulgated or amended from time to time.

SEDAR	means the System for Electronic Document Analysis and Retrieval, as outlined in National Instrument 13-101, which can be accessed online at www.sedar.com.

Shahuindo Mine	means Tahoes open pit, heap leach gold mine located in northern Peru, 500 kilometers north-northwest of Lima and 30 kilometers north of Tahoes La Arena property, in the Department of Cajamarca.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Share Consideration	means, for each Tahoe Share, 0.2403 of a Pan American Share, subject to proration in accordance with the Plan of Arrangement.

Shahuindo Report	has the meaning attributed thereto under the following heading in this Tahoe - Circular: Information Concerning Tahoe Summary of Operations -Producing Properties Shahuindo Mine .

Share Election	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement- Principal Steps to the Arrangement.

Share Election Share	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement -Proration .

Shareholder Shares	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement -Voting Agreements .

Subco	means 0799714 B.C. Ltd, a wholly-owned subsidiary of Pan American.

subsidiary	means a subsidiary entity within the meaning of MI 61-101.

Superior Proposal

means any unsolicited bona fide written Acquisition Proposal from a person or persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arms length with Tahoe, that is made after the date of the Arrangement Agreement (and is not obtained in violation of the Arrangement Agreement or any agreement between the person making such Acquisition Proposal and Tahoe) to acquire all of the outstanding Tahoe Shares (other than Tahoe Shares beneficially owned by the person or persons making such Acquisition Proposal) or all or substantially all of the assets of Tahoe and its subsidiaries on a consolidated basis, and: (a) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal; (b) that, if it relates to the acquisition of Tahoe Shares, is made to all Tahoe Shareholders on the same terms and conditions; (c) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Tahoe Board, acting in good faith (after receiving the advice of its outside legal advisors and a Tahoe Financial Advisor), that adequate arrangements have been made in respect of any required funds to complete such Acquisition Proposal; (d) that is not subject to any due diligence or access condition; (e) that complies with Securities Laws; (f) in respect of which the Tahoe Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal advisors and a Tahoe Financial Advisor, that (i) failure to recommend such Acquisition Proposal to the Tahoe Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (ii) having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non- completion), result in a transaction more favourable to the Tahoe Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement, after taking into account any amendment to the terms of the Arrangement Agreement and the Plan of Arrangement.

Superior Proposal Notice Period	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents -The Arrangement Agreement -Non-Solicitation Covenant -Right to Match.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Tahoe	means Tahoe Resources Inc., a corporation existing under the laws of British Columbia.

Tahoe AIF	means Tahoes annual information form for the year ended December 31, 2017 dated February 22, 2018.

Tahoe Benefit Plans	has the meaning ascribed to such term in Section 1.1 of the Arrangement Agreement.

Tahoe Board	means the board of directors of Tahoe as the same is constituted from time to time.

Tahoe Board Recommendation

means the unanimous determination of the Tahoe Board, after consultation with its financial and legal advisors, that the Plan of Arrangement is fair to the Tahoe Shareholders and is in the best interests of Tahoe, and the unanimous resolution of the Tahoe Board to the recommend to the Tahoe Shareholders that they vote in favour of the Arrangement Resolution.

Tahoe Change in Recommendation	has the meaning ascribed to such term under the following heading in this Tahoe Circular entitled Transaction Documents- The Arrangement Agreement -Termination .

Tahoe Circular

means, collectively, the Notice of Special Meeting and this management information circular of Tahoe, including all appendices and exhibits hereto, sent to Tahoe Shareholders in connection with the Tahoe Meeting, as amended, supplemented or otherwise modified from time to time.

Tahoe Concessions

means any mining, mineral or exploration concession, claim, lease, license, Permit or other right to explore for, exploit, develop, mine or produce Minerals or any interest therein which Tahoe, any of the Tahoe Material Subsidiaries, or any of their subsidiaries owns or has a right or option to acquire or use, including for greater certainty the Escobal Mine, the La Arena Mine, the Shahuindo Mine, the Bell Creek Mine and the Timmins West Mine.

Tahoe Credit Agreement

means the second amended and restated credit agreement dated as of February 16, 2018 among Tahoe as borrower, the lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, joint bookrunner, co-lead arranger and issuing bank, and HSBC Securities (USA) Inc., as co-lead arranger and joint bookrunner, as may be further amended, restated, supplemented, modified, replaced or renewed from time to time.

Tahoe Disclosure Letter	means the disclosure letter executed by Tahoe and delivered to Pan American concurrently with the execution of the Arrangement Agreement.

Tahoe DSA

means a right to receive a Tahoe Share that will be issued to a participant upon the passage of time, continued employment by Tahoe or upon such other terms and conditions as the Tahoe Board may determine in its discretion.

Tahoe DSA Holder	means a holder of Tahoe DSAs.

Tahoe Fairness Opinions	means, collectively, the Trinity Fairness Opinion and the BMO Fairness Opinion.

Tahoe Financial Advisors	means Trinity and BMO Capital Markets, financial advisors to the Tahoe Board and the Tahoe Special Committee thereof.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Tahoe Lands

means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements (but excluding the Tahoe Concessions and the Tahoe office leases) which Tahoe or any of its subsidiaries have a right in or interest in or has an option or other right to acquire or use.

Tahoe Locked-up Shareholders

Means those directors and senior officers of Tahoe who have entered into Tahoe Voting Agreements with Pan American pursuant to which they have agreed, among other things and subject to the terms of such Tahoe Voting Agreements, to vote their Tahoe Securities in favour of the Arrangement Resolution.

Tahoe Long Term Incentive Plan	means the Tahoe Amended and Restated Share Option and Incentive Share Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018.

Tahoe Material Adverse Effect

means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Tahoe and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from: (a) the public announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder; (b) any changes in general political, economic, financial or capital markets conditions in Canada, the United States or globally; (c) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity; (d) any generally applicable changes in IFRS; (e) any natural disaster, armed hostilities, war or act of terrorism; (f) conditions generally affecting the mining industry; (g) any change in currency exchange, interest or inflation rates; (h) any change in precious or base metals prices; (i) any matters related to the ILO 169 consultation process ordered pursuant to the Guatemalan Constitutional Courts October 8, 2018 final order and any supplemental judicial orders or directions relating to such order or any non-governmental legal challenges related to such order; or (j) any decrease in the market price or any decline in the trading volume of Tahoe Shares on the TSX or the NYSE (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Tahoe Material Adverse Effect has occurred); provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f) and (g) of this definition will constitute a Tahoe Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Tahoe and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in the Arrangement Agreement to dollar amounts are not intended to be and will not be deemed to be illustrative or interpretive for purposes of determining whether a Tahoe Material Adverse Effect has occurred.

Tahoe Material Contract	has the meaning ascribed to such term in Section 1.1 of the Arrangement Agreement.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Tahoe Material Subsidiaries	means: (a) Escobal Resources Holdings Limited; (b) MSR; (c) Lake Shore Gold Corp.; (d) Tahoe Resources ULC; (e) Mexican Silver Mines (Guernsey) Limited; (f) La Arena SA; and (g) Shahuindo SAC.

Tahoe Mines	means the Escobal Mine, the La Arena Mine, the Shahuindo Mine, the Timmins West Mine and the Bell Creek Mine.

Tahoe Option	means a right and option to purchase one or more Tahoe Shares granted pursuant to the Tahoe Long Term Incentive Plan or otherwise enforceable against Tahoe.

Tahoe Option In- The-Money-Amount

means, in respect of a Tahoe Option, the amount, if any, by which the total fair market value of the Tahoe Shares that a holder is entitled to acquire on exercise of the Tahoe Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Tahoe Shares at that time.

Tahoe Optionholder	means a holder of one or more Tahoe Options.

Tahoe PSA

means a unit credited by means of an entry on the books of Tahoe to a participant, representing the right to receive such number of Tahoe Shares from treasury as determined in accordance with the Tahoe PSA Plan.

Tahoe PSA Holder	means a holder of Tahoe PSAs.

Tahoe PSA Plan	means Tahoes Performance Share Award Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018.

Tahoe Public Disclosure Record	means all documents and information filed by Tahoe under applicable Securities Laws since January 1, 2016 and publicly available on SEDAR.

Tahoe Representatives	has the meaning attributed thereto under the following heading in this Tahoe Circular: Transaction Documents The Arrangement Agreement Covenants of Pan American Tahoe Non-Solicitation .

Tahoe RSA

means a Tahoe Share subject to a restricted share award that is issued but which will only be delivered to the participant upon the passage of time, continued employment of the participant by Tahoe or upon such other terms and conditions as the Tahoe Board may determine in its discretion.

Tahoe RSA Holder	means a holder of Tahoe RSAs.

Tahoe SAR	means a Tahoe share payment award which is settled in cash based on predetermined performance criteria determined by the Tahoe Board.

Tahoe SAR Holder	means a holder of Tahoe SARs.

Tahoe Security	means a Tahoe Share, Tahoe Option, Tahoe DSA, Tahoe RSA, Tahoe PSA or Tahoe SAR.

Tahoe Securityholder	means a holder of one or more Tahoe Securities.

Tahoe Share	means a common share in the authorized capital of Tahoe.

Tahoe Shareholder	means a holder of one or more Tahoe Shares.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Tahoe Shareholder Approval

means the requisite approval of the Arrangement Resolution by (i) at least two-thirds of the votes cast by the Tahoe Shareholders present in person or by proxy and entitled to vote at the Tahoe Meeting; and (ii) a simple majority of the votes cast by Tahoe Shareholders present in person or by proxy and entitled to vote at the Tahoe Meeting, excluding votes cast by any interested party, any related party of an interested party or any joint actor of the foregoing (as such terms are defined in MI 61-101).

Tahoe Special Committee	means the committee of independent directors formed by the Tahoe Board to consider the Arrangement.

Tahoe Voting Agreements	mean the voting agreements (including all amendments thereto) between Pan American and the Tahoe Locked-up Shareholders.

Tahoe U.S. Securityholders	means Tahoe Securityholders in the United States.

Tahoe U.S. Shareholders	means Tahoe Shareholders in the United States.

Take-Over Bid	means a take-over bid within the meaning of National Instrument 62-104 Take- Over Bids and Issuer Bids.

Tax or Taxes

means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another persons taxes by Contract or otherwise.

Tax Act	means the Income Tax Act (Canada).

Tax Exempt Person	means a person who is exempt from tax under Part I of the Tax Act.

Tax Instruction Letter

has the meaning ascribed to such term under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations Holders Resident in Canada Exchange of Tahoe Shares With Section 85 Election

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Tax Returns

means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.

taxable capital gain

has the meaning ascribed to such term under the following heading in this Tahoe Circular: Certain Canadian Federal Income Tax Considerations -Holders Resident in Canada -Capital Gains and Capital Losses .

Termination Date	means the termination date of the CVRs, being the date that is 10 years following the Effective Date.

Termination Fee	means an amount equal to US$38,000,000.

Timmins Mines	means the Timmins West Mine, the Bell Creek Mine, and the Bell Creek mill.

Timmins West Mine

means Tahoes underground gold mine comprised of the Timmins deposit, the Thunder Creek deposit and the 144 Gap deposit (as described on Tahoes website), located approximately 19 kilometers west of Timmins, Ontario.

Timmins West Report	has the meaning attributed thereto under the following heading in this Tahoe Circular: Information Concerning Tahoe -Summary of Operations- Producing Properties -Timmins West Mine .

Treasury Regulations	means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

Transaction Parties

has the meaning ascribed to such term under the following heading in this Tahoe Circular: The Arrangement -Tahoe Fairness Opinions -Fairness Opinion of BMO Capital Markets -Independence of BMO Capital Markets

Transfer Agent	means Computershare Investor Services Inc.

Trinity	means Trinity Advisors Corporation, financial advisor to the Tahoe Special Committee.

Trinity Engagement Letter

means the engagement letter dated November 13, 2018, pursuant to which the Tahoe Special Committee retained Trinity to act as its financial advisor in connection with the Arrangement or any alternative transaction.

Trinity Fairness Opinion

means the opinion of Trinity to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications as set forth therein, the Consideration to be received by the Tahoe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Tahoe Shareholders.

TSX	means the Toronto Stock Exchange.

Unallocated Expenses	has the meaning ascribed to such term under the following heading in this Tahoe Circular: The Arrangement -Tahoe Fairness Opinions -Fairness Opinion of BMO Capital Markets -Net Asset Value Analysis .

United States or U.S. or USA	means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as the same has been and hereinafter from time to time may be amended, and the rules and regulations promulgated from time to time thereunder.

U.S. Holder	has the meaning ascribed to that term under the following heading in this Tahoe Circular entitled Certain United States Federal Income Tax Considerations U.S. Holders .

U.S. Hart-Scott- Rodino Antitrust Improvements Act	means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

U.S. NOBO

has the meaning ascribed to that term under the following heading in this Tahoe Circular entitled General Proxy Information -Non-Registered Tahoe Shareholders (Canadian Objecting Beneficial Owners and US Beneficial Owners) .

U.S. OBO

has the meaning ascribed to that term under the following heading in this Tahoe Circular entitled General Proxy Information -Non-Registered Tahoe Shareholders (Canadian Objecting Beneficial Owners and US Beneficial Owners) .

U.S. Person	means a U.S. person, as such term is defined in Regulation S.

U.S. Securities Act	means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated from time to time thereunder.

VIF	means a voting instruction form.

Voting Agreements	means, collectively, the Pan American Voting Agreements and the Tahoe Voting Agreements.

VWAP	means volume weighted average trading price.

Waiver	has the meaning attributed thereto under the following heading in this Tahoe Circular: The Arrangement -Regulatory Law Matters and Securities Laws Matters -Canadian Competition Approval .

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Tahoe Circular, including the Appendices which are incorporated into and form part of this Tahoe Circular. Terms with initial capital letters in this summary are defined in the Glossary of Terms immediately preceding this summary.

The Tahoe Meeting

The Tahoe Meeting will be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, on January 8, 2019 commencing at 11:00 a.m. (Vancouver time).

Record Date

Only Tahoe Shareholders of record at the close of business on November 29, 2018 will be entitled to receive notice of and vote at the Tahoe Meeting, or any adjournment or postponement thereof.

Purpose of the Tahoe Meeting

At the Tahoe Meeting, Tahoe Shareholders will be asked to consider and, if deemed advisable, to pass, the Arrangement Resolution approving the Arrangement between Tahoe and Pan American. The full text of the Arrangement Resolution is set out in Appendix A to this Tahoe Circular. In order for the Arrangement to become effective, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Tahoe Shareholders, present in person or represented by proxy and entitled to vote at the Tahoe Meeting, and (ii) a simple majority of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting, excluding Tahoe Shares held by any interested party, any related party of an interested party or any joint actor of the foregoing (as such terms are defined in MI 61-101). See The Arrangement Approval of Arrangement Resolution. Completion of the Arrangement is also subject to receipt of Pan American Shareholder Approval and certain required regulatory approvals, including the approval of the TSX and the Court, and other customary closing conditions, all of which are described in more detail in this Tahoe Circular

Principal Steps to the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps will occur and will be deemed to occur sequentially in the following order without any further act or formality:

(i)

each Tahoe PSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe PSA Plan and will be settled by Tahoe issuing to the Tahoe PSA Holder one Tahoe Share less any amounts withheld pursuant to the Plan of Arrangement and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe PSA Holder as fully paid and non-assessable shares in the capital of Tahoe; provided that no share certificates will be issued with respect to such shares;

(ii)	each Tahoe RSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan;

(iii)

each Tahoe DSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan and will be settled by Tahoe issuing to the Tahoe DSA Holder one Tahoe Share less any amounts withheld pursuant to the Plan of Arrangement and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe DSA Holder as fully paid and non-assessable shares in the capital of Tahoe: provided that no share certificates will be issued with respect to such shares;

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

(iv)

each Tahoe SAR outstanding immediately prior to the Effective Time and all rights in respect thereof all of which are out-of-the-money will be cancelled and terminated without any payment in respect thereof;

(v)

each Dissenting Tahoe Shareholder will transfer to Pan American all of the Dissent Shares held by such Dissenting Tahoe Shareholder, without any further act or formality on its part, and in consideration therefor, Pan American will issue to the Dissenting Tahoe Shareholder a debt-claim to be paid the aggregate fair market value of those Dissent Shares as determined pursuant to Dissent Rights under the Plan of Arrangement;

(vi)

each Tahoe Shareholder will transfer to Pan American each whole Tahoe Share held (other than any Tahoe Shares held by Pan American immediately before the Effective Time or acquired by Pan American from a Dissenting Tahoe Shareholder under the Plan of Arrangement but including for greater certainty any Tahoe Shares held or issued pursuant to paragraphs (i), (ii) or (iii) above) in exchange for (A) one CVR and (B),

(a)	in the case of a Tahoe Share for which the Tahoe Shareholder elects to receive Cash Consideration, the Cash Consideration, or

(b)	in the case of a Tahoe Share for which the Tahoe Shareholder elects or is deemed to have elected to receive Share Consideration, the Share Consideration,

in each case subject to proration in accordance with the Plan of Arrangement;

(vii)

each Tahoe Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option to acquire from Pan American such number of Pan American Shares as is equal to: (a) the number of Tahoe Shares that were issuable upon exercise of such Tahoe Option immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, rounded down to the nearest whole number of Pan American Shares, at an exercise price per Pan American Share equal to the quotient determined by dividing: (x) the exercise price per Tahoe Share at which such Tahoe Option was exercisable immediately prior to the Effective Time, by (y) the Exchange Ratio, rounded up to the nearest whole cent. Except as set out above, the terms of each Replacement Option will be the same as the terms of the Tahoe Option exchanged therefor pursuant to any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Tahoe Option would otherwise exceed the Tahoe Option In-The-Money Amount in respect of the Replacement Option, the number of Pan American Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Tahoe Option In-The-Money Amount in respect of the Tahoe Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired will be unchanged;

(viii)

each Tahoe Share held by Pan American, including the Tahoe Shares acquired pursuant to the Plan of Arrangement, will be transferred to Subco and in consideration therefor Subco will issue to Pan American one fully paid and non-assessable common share of Subco for each Tahoe Share so transferred, and the amount added to the capital of the Subco common shares will be equal to the lesser of (a) the paid-up capital (as such term is defined in the Tax Act) of the Tahoe Shares so transferred; and (b) the fair market value of the Tahoe Shares so transferred;

(ix)

Tahoe and Subco will merge to form one corporate entity with the same effect as if they had amalgamated under Section 269 of the BCBCA except that the separate legal existence of Subco will not cease and Subco will survive the Merger, and Pan American will receive on the Merger one common share of the Merged Company in exchange for each Subco common share previously held and all of the issued and outstanding Tahoe Shares will be cancelled without any repayment of capital in respect thereof;

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

(x)

the separate legal existence of Tahoe will cease without Tahoe being liquidated or wound up; Tahoe and Subco will continue as one company; and the properties and liabilities of Tahoe will become the properties and liabilities of Subco; and

(xi)

the Merged Company will own and hold all property of Subco and will own and hold all property of Tahoe and, without limiting the provisions of the Plan of Arrangement, all rights of creditors or others will be unimpaired by such Merger, and all liabilities and obligations of Tahoe and Subco, whether arising by Contract or otherwise, may be enforced against Subco to the same extent as if such obligations had been incurred or contracted by it.

Proration

With respect to payment of Cash Consideration and Share Consideration to the Tahoe Shareholders under the Plan of Arrangement:

(i)	the aggregate cash payable to Tahoe Shareholders will equal the Aggregate Cash Consideration;

(ii)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of Cash Election Shares is made exceeds the Aggregate Cash Consideration, then the consideration payable under the Plan of Arrangement for each Cash Election Share will consist of:

(a)	a cash payment in an amount equal to the Aggregate Cash Consideration divided by the aggregate number of Cash Election Shares; and

(b)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which US$3.40 exceeds the cash payment described in subparagraph (ii)(a) above; and

(iii)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of the Cash Election Shares is less than the Aggregate Cash Consideration, then the consideration payable under the Plan of Arrangement for each Share Election Share is made will consist of:

(a)

a cash payment in an amount equal to the amount by which the Aggregate Cash Consideration exceeds the aggregate cash payable in respect of the Cash Election Shares, divided by the aggregate number of Share Election Shares; and

(b)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which US$3.40 exceeds the cash payment described in subparagraph (iii)(a) above.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arms length negotiations between representatives of Tahoe and Pan American and their respective financial and legal advisors. Details of the background to the Arrangement are set out under the heading The Arrangement Background to the Arrangement.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Recommendation of the Tahoe Special Committee

The Tahoe Special Committee, after consultation with its financial and legal advisors and having taken into account the Tahoe Fairness Opinions and such other matters as it considered necessary and relevant, including the factors set out below under the heading The Arrangement Reasons for the Arrangement, has unanimously determined that the Arrangement is in the best interests of Tahoe and is fair to the Tahoe Shareholders, and recommended that the Tahoe Board (i) approve and authorize the Arrangement Agreement; and (ii) recommend that Tahoe Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Tahoe Board

The Tahoe Board, after consultation with its financial and legal advisors and having taken into account the Tahoe Fairness Opinions and such other matters as it considered necessary and relevant, including the factors set out below under the heading The Arrangement Reasons for the Arrangement and upon the unanimous recommendation of the Tahoe Special Committee, has unanimously determined that the Arrangement is in the best interests of Tahoe and is fair to the Tahoe Shareholders. Accordingly, the Tahoe Board unanimously recommends that Tahoe Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In reaching its conclusions and formulating its recommendation that Tahoe Shareholders vote FOR the Arrangement Resolution, the Tahoe Board reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from the Tahoe Special Committee, the financial and legal advisors of the Tahoe Special Committee and the Tahoe Board and input from Tahoes senior management team. The following is a summary of the principal reasons for the unanimous recommendation of the Tahoe Special Committee and the Tahoe Board that Tahoe Shareholders vote FOR the Arrangement Resolution:

•

Significant Premium to Tahoe Shareholders. The Consideration represents an implied value of US$4.10 per Tahoe Share, a premium of 86.3% based on the closing price of Tahoe Shares on November 13, 2018, the last trading day prior to the announcement of the Arrangement, and a premium of 62.8% based on the VWAP of Tahoe Shares for the 20-day period ending on the same day. The Initial Consideration of US$3.40 per Tahoe Share represents a premium of 54.3% based on the closing price of Tahoe Shares on November 13, 2018 and a premium of 34.9%, based on the VWAP of the Tahoe Shares for the 20-day period ending on the same day.

•

Meaningful Participation in the Worlds Largest Silver Company. Upon completion of the Arrangement, Tahoe Shareholders will own approximately 27% of Pan American or 32% upon satisfaction of the Payment Condition of the CVRs (based upon the number of Pan American Shares outstanding following completion of the Arrangement). The Combined Company will be the worlds largest publicly-traded silver mining company by free float and will have the largest silver reserve base of its peer group. The Combined Company is also expected to have superior operating metrics with peer-leading production, growth and gross margins, with the potential for further efficiencies through synergies in administration and operations.

•

Tahoe Shareholders Retain Exposure to the Re-Start of the Escobal Mine. Ownership in Pan American Shares and the CVRs will enable Tahoe Shareholders to retain exposure to potential value creating milestones at the Escobal Mine, including advancement through the Indigenous consultation process and re-start of commercial production.

•

Reduction of Guatemala and Peru Risks. The Combined Company will be better positioned to manage any ongoing risks associated with operations in Guatemala and Peru given its enhanced financial position and track record of permitting, building and operating mines in Latin America. In addition, any market risks associated with the future re-start of the Escobal Mine would be mitigated through diversification across the larger asset portfolio of the Combined Company.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

•

Participation in the Diversified Portfolio of the Combined Company. The Arrangement will provide Tahoe Shareholders with exposure to a diversified world-class portfolio of assets across the Americas. Tahoe Shareholders who receive Pan American Shares pursuant to the Arrangement will continue to participate in the value realized with the development and operation of Tahoes assets. Tahoe Shareholders will also have additional upside exposure to Pan Americans properties through the potential expansion of the La Colorada mine following the recent exploration discovery, and potential development of the Navidad project, one of the world's largest undeveloped primary silver deposits.

•

Consideration Mix Offers Shareholder Choice. The Consideration offers Tahoe Shareholders with the option to elect to receive Cash Consideration, Share Consideration or a combination of Cash Consideration and Share Consideration in exchange for their Tahoe Shares.

•

Stronger Financial Position. The Combined Company will have a strong financial position and enhanced access to capital, better positioning the Combined Company to advance key growth projects of both Pan American and Tahoe. The potential sale of non-core assets and anticipated synergies in Peru and North America are expected to provide the Combined Company with further strengthening of its balance sheet. The pro forma combined enterprise will have a cash balance of approximately US$59.8 million, undrawn credit facilities in the amount of US$100 million, US$200 million of long- term debt and substantial cash flow generating capacity, with access to significant incremental credit capacity.

•

Addresses Cash Flow and Financial Liquidity Risk and Other Considerations Resulting from the Extended Shutdown of the Escobal Mine. The shutdown of the Escobal Mine has required Tahoe to draw on its credit facility to fund ongoing operations, care and maintenance at the Escobal Mine and the capital expansion programs at the Shahuindo Mine and the Bell Creek Mine. Given that the timing of an Escobal Mine restart is uncertain, the Combined Companys liquidity, cash flow generation and access to capital will better enable it to sustain a prolonged suspension period while fulfilling Tahoes care and maintenance obligations and completing its capital expansion programs.

•

Strong Proven Management Team. The Combined Company will have the benefit of the expertise of Pan Americans management team, which boasts a 25-year proven track record of responsibly building and operating mines in Latin America.

•

Review of Strategic Alternatives. After consultation with its financial advisors and legal counsel, and after review of other strategic opportunities reasonably available to Tahoe, including continuation as an independent enterprise, potential acquisitions and various combinations of Tahoe or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Tahoe Special Committee and Tahoe Board believe that the Arrangement represents Tahoes best prospect for maximizing shareholder value.

•

Negotiated Transaction. The Arrangement Agreement is the result of an arms length negotiation process and includes terms and conditions that are reasonable in the judgment of the Tahoe Special Committee and the Tahoe Board.

•

Ability to Respond to Unsolicited Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement, Tahoe is able to respond to any unsolicited bona fide written proposals for Tahoe received prior to the Tahoe Meeting that, having regard for all of its terms and conditions, if consummated in accordance with its terms, may lead to a Superior Proposal.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

•

Reasonable Break Fee. The amount of the Termination Fee, being US$38 million, payable under certain circumstances, is within the range of termination fees that are considered customary for a transaction of the nature of the Arrangement and should not preclude a third party from making an unsolicited Superior Proposal.

•

Fairness Opinions. Each of Trinity and BMO Capital Markets have provided to the Tahoe Special Committee a fairness opinion to the effect that that, as of November 13, 2018 and subject to the assumptions, limitations and qualifications described in such opinions, the Consideration to be received by the Tahoe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Tahoe Shareholders.

•

Support of Tahoe Directors and Senior Officers. All of the directors and senior officers of Tahoe have entered into Tahoe Voting Agreements pursuant to which they have unanimously agreed to, among other things, vote all of their Tahoe Shares in favour of the Arrangement Resolution. As of the date of the Arrangement Agreement, the Tahoe Locked-up Shareholders collectively hold or exercise control or direction over approximately 5.3 million Tahoe Shares, representing approximately 1.7% of the outstanding Tahoe Shares.

•

Other Factors. The Tahoe Special Committee and the Tahoe Board also considered the Arrangement with reference to current industry and market trends as well as the state of the economy and various geo-political factors relevant to each of Tahoe and Pan American, commodity prices and trends, mineral reserves and resources, properties, assets, financial conditions, operating results and prospects of each of Tahoe and Pan American as well as historical trading prices of Tahoe Shares and Pan American Shares.

•	Significant Re-rating Potential. Given the quality of the combined asset base and the proven management team, there is significant potential for the Combined Company to re-rate over time.

•

Shareholder Approval. The Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast by Tahoe Shareholders present in person or represented by proxy at the Tahoe Meeting, and (ii) a simple majority of votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting (excluding Tahoe Shares held by any interested party, any related party of an interested party or any joint actor of the foregoing (as such terms are defined in MI 61-101).

•

Court and Regulatory Approval. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness of the Arrangement to Tahoe Shareholders and Tahoe Optionholders. The Arrangement Agreement also contains a condition precedent that all regulatory approvals shall be obtained prior to closing.

•

Dissent Rights. The terms of the Plan of Arrangement provide that any Registered Tahoe Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive the fair value of the Dissent Shares in accordance with the Arrangement.

The Tahoe Special Committee and the Tahoe Board also considered a variety of risks and other potentially negative factors concerning the Arrangement. See Cautionary Note Regarding Forward-Looking Statements and Risks, The Arrangement Reasons for the Arrangement and Risk Factors.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Fairness Opinions

In connection with the Arrangement, the Tahoe Special Committee received written opinions dated November 13, 2018 from Trinity and BMO Capital Markets, respectively, each of which states that, as of November 13, 2018, and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Tahoe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Tahoe Shareholders. The full text of the Trinity Fairness Opinion and the BMO Fairness Opinion, are attached as Appendix C and Appendix D, respectively, to this Tahoe Circular. This summary is qualified in its entirety by reference to the full texts of the Tahoe Fairness Opinions and Tahoe Shareholders are urged to, and should, read the Tahoe Fairness Opinions in their entirety. See The Arrangement Tahoe Fairness Opinions.

Subject to the terms of their respective engagements, each of Trinity and BMO Capital Markets has consented to the inclusion in this Tahoe Circular of its respective Tahoe Fairness Opinion in its entirety, together with the summary herein and other information relating to Trinity and BMO Capital Markets, respectively, and its respective Tahoe Fairness Opinion. The Tahoe Fairness Opinions address only the fairness, from a financial point of view, of the Consideration to be received by Tahoe Shareholders pursuant to the Arrangement and do not and should not be construed as valuations of Tahoe or Pan American (or any of their affiliates) or their respective assets, liabilities or securities or as a recommendation to any Tahoe Shareholder as to how to vote with respect to the Arrangement Resolution or any other matter at the Tahoe Meeting.

Voting Agreements

On November 14, 2018, in connection with the Arrangement (i) each of the Tahoe Locked-up Shareholders entered into a Tahoe Voting Agreement with Pan American; and (ii) each of the Pan American Locked-up Shareholders entered into a Pan American Voting Agreement with Tahoe.

As of November 14, 2018, Tahoe Locked-up Shareholders, collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 5,264,975 Tahoe Shares, 1,693,300 Tahoe Options, 247,800 Tahoe DSAs and 339,000 Tahoe PSAs, representing approximately 1.7% of the outstanding Tahoe Shares on a non-diluted basis and approximately 2.4% of the outstanding Tahoe Shares on a partially-diluted basis, assuming the exercise or vesting of their Tahoe Options, Tahoe DSAs and Tahoe PSAs.

As of November 14, 2018, Pan American Locked-up Shareholders, collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,228,322 Pan American Shares, 495,452 Pan American Options and 99,874 Pan American RSUs, representing approximately 2.1% of the outstanding Pan American Shares on a non-diluted basis and approximately 2.6% of the outstanding Pan American Shares on a partially-diluted basis, assuming the exercise or vesting of their Pan American Options and Pan American RSUs.

Pursuant to the terms of the Voting Agreements, each of the Locked-up Shareholders has agreed, subject to the terms and conditions of the Voting Agreements, among other things, to vote all of the Tahoe Shares or Pan American Shares, as applicable, owned legally or beneficially, directly or indirectly, or controlled or directed, by such Locked-up Shareholder, including any Tahoe Shares or Pan American Shares, as applicable, issuable upon the exercise or conversion of convertible securities of Tahoe and Pan American, respectively FOR the Arrangement Resolution or the Pan American Resolutions, as applicable. The Locked-up Shareholders have also agreed to vote the Shareholder Shares against any Acquisition Proposal or Alternative Transaction, as applicable, and against any other action that is intended or could reasonably be expected to prevent, impede, interfere with or delay the consummation of the Arrangement or the transactions contemplated therein. Except as otherwise noted therein, nothing in the Voting Agreements will restrict, limit or prohibit a Locked-up Shareholder from taking any action in his or her capacity as director or officer of Tahoe or Pan American, as applicable, that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of Tahoe or Pan American, respectively, under applicable Law.

See "The Arrangement Voting Agreements".

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Pan American and Tahoe

Pan American

Pan American is a company incorporated under the laws of the Province of British Columbia. It is a reporting issuer in all of the provinces and territories of Canada. Pan Americans head office is located at 1500 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records office at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 2T2.

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. Pan American owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, Pan American is exploring for new silver deposits and opportunities throughout North and South America. Pan American is listed on the TSX (Symbol: PAAS) and on the Nasdaq (Symbol: PAAS).

Additional information with respect to the business and affairs of Pan American and the Combined Company is set forth in Appendix G and Appendix H, respectively, to this Tahoe Circular.

Tahoe

Tahoe is a Canadian based resource company with a diverse portfolio of mines and projects in Guatemala, Peru and Canada. Tahoes registered and head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511.

The Tahoe Shares are listed on the TSX under the symbol THO and on the NYSE under the symbol TAHO.

See Information Concerning Tahoe.

Procedure for Exchange of Tahoe Shares

Each Tahoe Shareholder prior to the Effective Deadline, may elect to receive in exchange for each Tahoe Share held, either the Cash Consideration or the Share Consideration, subject in each case to proration based on the Aggregate Cash Consideration and a maximum of 56,074,675 Pan American Shares to be issued.

To make a valid election, a Registered Tahoe Shareholder must deliver a properly completed and duly executed Letter of Transmittal, the certificate(s) or DRS Statement representing their Tahoe Shares, together with all other documents required by the Depositary, to the Depositary no later than 4:30 p.m. (Vancouver time) on January 3, 2019, or the third Business Day immediately prior to the date of any adjournment or postponement of the Tahoe Meeting. If a new Election Deadline is determined, notice of the new Election Deadline will be published.

The determination of the Depositary as to whether elections have been properly made and when elections were received by it will be binding. IF THE DEPOSITARY DOES NOT RECEIVE THE REQUIRED DOCUMENTATION OR THE TAHOE SHAREHOLDER FAILS TO MAKE A PROPER ELECTION BY THE ELECTION DEADLINE (OR ANY EXTENSION THEREOF), TAHOE SHAREHOLDERS WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE SHARE CONSIDERATION IN RESPECT OF EACH TAHOE SHARE HELD.

On the Effective Date, each Tahoe Shareholder (other a Dissenting Tahoe Shareholder) who has surrendered to the Depositary, certificate(s) or DRS Statement representing one or more outstanding Tahoe Shares and made a valid election in accordance with the provisions of the Plan of Arrangement and the instructions in the Letter of Transmittal will, following completion of the transactions described under the heading The Arrangement Principal Steps to the Arrangement, be entitled to receive, and the Depositary will deliver to such Tahoe Shareholder as soon as practicable after following the Effective Time, a Rights Certificate representing the applicable number of CVRs, certificate(s) or DRS Statement, as applicable, representing the applicable number of Pan American Shares comprising the Cash Consideration and/or a cheque representing the applicable amount of Cash Consideration that such Tahoe Shareholder is entitled to receive in accordance with the terms of the Arrangement. The Consideration will be registered in or made payable to such name or names as directed in the Letter of Transmittal and will be either (i) sent to the address or addresses as such Tahoe Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the former Tahoe Shareholder in the Letter of Transmittal.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

A Registered Tahoe Shareholder that does not submit an effective Letter of Transmittal prior to the Effective Date will be deemed to have elected to receive the Share Consideration and may take delivery of the Rights Certificate representing the CVRs and certificate(s) or DRS Statement, as applicable, representing the applicable number of Pan American Shares that such Tahoe Shareholder is entitled to receive in accordance with the terms of the Arrangement, by delivering the certificate(s) or DRS Statement representing Tahoe Shares formerly held by it to the Depositary at the office indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date. Such certificate(s) or DRS Statement must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require.

After the Effective Time and until surrendered for cancellation up to the sixth anniversary of the Effective Date, each certificate(s) or DRS Statement that immediately prior to the Effective Time represented one or more Tahoe Shares will, following completion of the transactions described under the heading The Arrangement Principal Steps to the Arrangement, be deemed to represent only the right to receive in exchange therefor the Rights Certificate representing the CVRs, certificate(s) or DRS Statement, as applicable, representing the applicable number of Pan American Shares and/or a cheque representing the applicable amount of cash that such Tahoe Shareholder is entitled to receive in accordance with their election (or deemed election) and the terms of the Arrangement.

Tahoe DSAs and Tahoe PSAs that have not vested prior to the Effective Time will vest and be settled by Tahoe by issuing Tahoe Shares to the Tahoe DSA Holders and the Tahoe PSA Holders at the Effective Time in accordance with the Plan of Arrangement. Such holders of Tahoe DSAs and Tahoe PSAs will not receive certificates representing such Tahoe Shares and will not be required to deliver any such certificates or a Letter of Transmittal to the Depositary in order to receive the Consideration they are entitled to pursuant to the Arrangement. To make a valid election as to the Consideration that a holder is entitled to receive under the Arrangement (subject to proration), Tahoe DSA Holders and Tahoe PSA Holders must sign and make a proper election in the Election Form and return it to the Depositary as soon as possible and in any event no later than 4:30 p.m. (Vancouver time) on January 3, 2019 or the third business day immediately prior to the date of any adjournment or postponement of the Tahoe Meeting. If a Tahoe DSA Holder or Tahoe PSA Holder fails to make a proper election prior to such time, such holders will be deemed to have elected to receive the Share Consideration in respect of each Tahoe Share to be issued to them under the Plan of Arrangement.

See "The Arrangement Procedure for Exchange of Tahoe Shares".

No Fractional Shares to be Issued

A Tahoe Shareholder who would otherwise receive a fraction of a Pan American Share pursuant to the Plan of Arrangement will receive an equivalent cash payment in lieu of such fractional share calculated by ascribing to each whole Pan American Share the Pan American Share Value. All calculations of Pan American Share consideration to be received under the Plan of Arrangement will be rounded up or down to four decimal places. In any case where the aggregate amount of cash payable to a particular Tahoe Shareholder under this Plan of Arrangement would, but for Section 3.6 of the Plan of Arrangement, include a fraction of a cent, the consideration payable will be rounded up to the nearest whole cent. As a result of such payments in lieu and rounding, it is possible that the actual amount of cash paid in consideration for the Tahoe Shares, in the aggregate, may exceed the Aggregate Cash Consideration.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Pursuant to the Rights Indenture, the aggregate number of Pan American Shares issued for each CVR on the Payment Date will be rounded down to the nearest whole share, as is appropriate in the circumstances.

Withholding Rights

Pan American, Tahoe and the Depositary, as applicable, will be entitled to deduct and withhold from any Consideration or to set off against any other amount (including, salary, severance or similar payments in respect of employment of the termination of employment) payable or otherwise deliverable to any former Tahoe Securityholder such amounts as Pan American, Tahoe and the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of taxes, payroll deductions, or similar amounts. To the extent that such amounts are so deducted and withheld or set off, such amounts will be treated for all purposes of the Arrangement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any former Tahoe Securityholder exceeds the cash component, if any, of the Consideration otherwise payable to such holder and any amount set off under the Plan of Arrangement, Pan American, Tahoe or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration otherwise payable to such holder in the form of Pan American Shares as is necessary to provide sufficient funds to enable Pan American, Tahoe or the Depositary, as applicable, to comply with such deduction and/or withholding requirements and Pan American, Tahoe and the Depositary, as applicable, will notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

In addition, each of Pan American and the Rights Agent will be entitled to deduct and withhold from any amounts or property to be issued, paid, assigned or conveyed under the Rights Indenture, such amounts as Pan American or the Rights Agent, as the case may be, is required to deduct and withhold with respect to such payment or transfer under the Tax Act or any provision of federal, provincial, state, local or foreign tax law (including, for the avoidance of doubt, U.S. federal income tax law if applicable). Pan American or the Rights Agent, as applicable, may sell or otherwise dispose of such Pan American Shares otherwise payable to a CVR Holder under the Rights Indenture as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements. In lieu of withholding such amounts, Pan American and the Rights Agent will be entitled to otherwise recover or to require a CVR Holder to provide for such applicable taxes. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the relevant CVR Holder, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Treatment of Dividends

No Tahoe Securityholder will be entitled to receive any consideration with respect to Tahoe Securities other than the Consideration to which such holder is entitled in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Conditions to the Arrangement

The respective obligations of Tahoe and Pan American to complete the Arrangement are subject to the satisfaction or mutual waiver by the Parties of the following conditions on or before the Effective Time or such other time as is specified below:

(i)	the Arrangement Resolution will have been approved by the Tahoe Shareholders at the Tahoe Meeting in accordance with the Interim Order and applicable Laws;

(ii)	the Pan American Resolutions will have been approved by the Pan American Shareholders at the Pan American Meeting;

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

(iii)

the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement, and will not have been set aside or modified in a manner unacceptable to Tahoe and Pan American, acting reasonably, on appeal or otherwise;

(iv)

there will not exist any prohibition at Law, including a cease trade order, injunction or other restraining order, judgment or decree against Pan American or Tahoe which will prevent the consummation of the Arrangement;

(v)

no action, suit or proceeding, will have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) will have been enacted, promulgated, amended or applied, in each case that (i) makes consummation of the Arrangement illegal, (ii) enjoins or prohibits the Plan of Arrangement or the transactions contemplated by the Arrangement Agreement, or (iii) renders the Arrangement Agreement unenforceable or frustrates the purpose and intent thereof;

(vi)

the Pan American Shares and the CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares pursuant to the Plan of Arrangement will be (a) exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption, (b) will be freely transferable under applicable U.S. Securities Laws (other than, as applicable, by persons who are affiliates (as defined in Rule 144) of Pan American after the Effective Date, or were affiliates of Pan American within 90 days prior to the Effective Date), and (c) will be registered to the extent required by Section 12(g) of the U.S. Exchange Act;

(vii)	the Replacement Options will be exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption;

(viii)	the Canadian Competition Approval will have been obtained;

(ix)	the Key Regulatory Approvals will have been obtained;

(x)	the Arrangement Agreement will not have been terminated in accordance with its terms; and

(xi)

the distribution of the Pan American Shares and CVRs (and the Pan American Shares issuable pursuant to the CVRs) pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws by virtue of applicable exemptions under Canadian Securities Laws and will not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 Resale of Securities).

The obligation of Tahoe and Pan American to complete the Arrangement is subject to the satisfaction or waiver by each Party of additional conditions.

See "Transaction Documents The Arrangement Agreement".

Non-Solicitation

Pursuant to the Arrangement Agreement, both Tahoe and Pan American have agreed not to make, solicit, initiate, encourage or otherwise facilitate an Acquisition Proposal or Alternative Transaction, respectively.

The Tahoe Board does have the right to consider and accept a Superior Proposal under certain conditions. Pan American has the right to offer to amend the terms of the Arrangement Agreement in response to any Acquisition Proposal that the Tahoe Board has determined is a Superior Proposal in accordance with the Arrangement Agreement. If Tahoe accepts a Superior Proposal and either Party terminates the Arrangement Agreement, Tahoe must pay Pan American the Termination Fee.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

The Pan American Board does have the right to consider and accept an Alternative Transaction if such transaction would be more favourable to the Pan American Shareholders from a financial point of view. Pan American must notify Tahoe and should it accept an Alternative Transaction, Pan American must pay Tahoe the Termination Fee.

See "Transaction Documents The Arrangement Agreement Tahoe Non-Solicitation", "Transaction Documents The Arrangement Agreement Pan American Non-Solicitation and Transaction Documents The Arrangement Agreement Right to Match".

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated by either Tahoe or Pan American prior to the Effective Time in certain circumstances many of which lead to the payment of the Termination Fee by Pan American or Tahoe.

Pan American is entitled to be paid the Termination Fee by Tahoe if the Arrangement Agreement is terminated in any of the following circumstances:

(i)	by Pan American upon the occurrence of a Tahoe Change in Recommendation;

(ii)	by Tahoe upon the Tahoe Board authorizing Tahoe, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal; or

(iii)

by either Party if the Effective Time has not occurred before Outside Date or the Arrangement Resolution is not approved at the Tahoe Meeting, but only if prior to the termination of the Arrangement Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Tahoe will have been made or publicly announced by any person (other than Pan American or any of its affiliates) and has not expired or been withdrawn prior to the Tahoe Meeting; and

(a)	within nine months following the date of such termination any Acquisition Proposal is consummated; or

(b)

within nine months following the date of such termination Tahoe or one or more of its subsidiaries enters into a binding written agreement in respect of, or the Tahoe Board approves or recommends, such transaction contemplated by (a) above and that transaction is subsequently consummated at any time thereafter.

Tahoe is entitled to be paid the Termination Fee by Pan American if the Arrangement Agreement is terminated in any of the following circumstances:

(i)	by Tahoe upon the occurrence of a Pan American Change in Recommendation; or

(ii)

by Pan American upon the Tahoe Board authorizing Tahoe, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to an Alternative Transaction.

If the Arrangement Agreement is terminated by Tahoe or Pan American as a result of the failure of the Pan American Resolutions to receive the requisite vote for approval from Pan American Shareholders, Pan American has agreed to pay Tahoe an amount in respect of the fees, costs and expenses incurred by Tahoe in connection with the Arrangement of US$5,000,000.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Rights Indenture

Pursuant to the Arrangement, each Tahoe Shareholder will receive from Pan American on the Effective Date, in exchange for each Tahoe Share, one CVR entitling a Tahoe Shareholder to receive, without any further consideration and without further action on the part of the holder thereof, 0.0497 of a Pan American Share provided that the Payment Condition is satisfied prior to the Termination Date. The terms and conditions governing the CVRs will be set out in the Rights Indenture and the CVRs will be evidenced by a Rights Certificate to be issued by the Rights Agent.

If the Payment Condition is met prior to the Termination Date or on the Change of Control Date, each CVR Holder will receive, without payment of additional consideration or any further action on the part of the CVR Holders (including the surrender of any Rights Certificates), the CVR Payment Amount for each CVR held on the Payment Date less any applicable withholding taxes. The aggregate number of Pan American Shares issued to each CVR Holder will be rounded down to the nearest whole share, as is appropriate in the circumstances.

The CVR Holder Committee will be appointed as agent for and on behalf of the CVR Holders for the purposes set forth in the Rights Indenture.The CVR Holder Committee may act only with the unanimous resolution of the CVR Holder Committee members. The CVR Holder Committee and Pan American have agreed to work in good faith together with the Required Holders who have provided a Dispute Notice to resolve the dispute on a mutually satisfactory basis for not less than thirty days following the Dispute Notice, following which the dispute may be referred to arbitration in accordance with the terms of the Rights Indenture.

Pan American and MSR will make certain covenants pursuant to the Rights Indenture, including that, from Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and MSR will, among other things:

(i)

use its commercially reasonable efforts to: (i) have the mining license and export credentials for the Escobal Mine reinstated; and (ii) cause the Payment Condition to be met without unreasonable delay;

(ii)

use its commercially reasonable efforts to: (i) assist the Guatemala Ministry of Environment, the Guatemala Ministry of Energy and Mines and any other organization identified by the Constitutional Court of Guatemala in its October 8, 2018 final order to meet their legal obligations, including but not limited to, execution of an ILO 169 consultation process and preparation of studies required as a condition for restart of operations at the Escobal Mine; and (ii) support MSR in the satisfaction of its legal obligations, including but not limited to, court-ordered requirements and processes;

(iii)	diligently pursue the satisfaction of the Payment Condition in good faith;

(iv)

not take any action or enter into any agreement, arrangement or understanding which would reasonably be expected to cause the Payment Condition not to be met or that would be reasonably expected to result in an unreasonable delay in meeting the Payment Condition;

(v)

not, directly or indirectly, complete or take any action or enter into any agreement, arrangement or understanding, whether by a sale of assets or by merger, reorganization, joint venture, lease, license, trust or any other transaction or arrangement, for the sale, transfer, assignment, disposition, relinquishment or surrender of its rights, title or interest in or to the Escobal Mine or in or to any material assets comprising the Escobal Mine to any person (an Escobal Mine Transfer) unless: (a) Pan American (or its corporate successor) and MSR first agrees in writing to remain subject to the obligations under the Rights Indenture, including to make payments if and when such a payment is due in accordance with the terms of the Rights Indenture; (b) the agreement for such Escobal Mine Transfer requires the applicable transferee to comply with the Rights Indenture to the same extent as Pan American or MSR and such transferee has first agreed in writing to that effect; and (c) other than with respect to Escobal Mine Transfers to Pan Americans direct or indirect wholly-owned subsidiaries, the CVR Holder Committee consents to such Escobal Mine Transfer, such consent not to be unreasonably withheld; and

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

(vi)

carry on and conduct its business in Guatemala and maintain the Escobal Mine in good, workmanlike and efficient manner in accordance with sound mining and other applicable industry standards and practices and in material compliance with applicable laws, such that when all necessary mining licenses and export credentials are reinstated, the Payment Condition can be satisfied without unreasonable delay.

See "Transaction Documents The Rights Indenture".

Cancellation of Rights After Six Years

If any former Tahoe Shareholder fails to deliver to the Depositary the certificate(s) or DRS Statement, as applicable, documents or instruments required to be delivered to the Depositary under the Arrangement Agreement in order for such former Tahoe Shareholder to receive the Consideration which such former holder is entitled pursuant to the Arrangement to receive on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Pan American or its successors, any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate(s) or DRS Statement representing Tahoe Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Pan American (or any successor of Pan American), for no consideration. Accordingly, former Tahoe Shareholders who deposit with the Depositary certificates or a DRS Statement representing Tahoe Shares after the sixth anniversary of the Effective Date will not receive Pan American Shares or any other consideration in exchange therefor and will not own any interest in Tahoe or, Pan American, and will not be paid any compensation.

Dissent Rights

The Interim Order expressly provides Registered Tahoe Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Tahoe Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Effective Date) of all, but not less than all, of the holders Tahoe Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, a Tahoe Shareholder must dissent with respect to all Tahoe Shares of which it is the registered and beneficial owner. A Registered Tahoe Shareholder who wishes to dissent must deliver a written Notice of Dissent to Tahoe as set below and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Tahoe Shareholder to fully comply with the provisions of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holders Dissent Rights. Non-Registered Tahoe Shareholders who wish to exercise Dissent Rights must cause each Registered Tahoe Shareholder holding their Tahoe Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a Registered Tahoe Shareholder.

To exercise Dissent Rights, a Registered Tahoe Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other Non-Registered Tahoe Shareholder who beneficially owns Tahoe Shares registered in the Tahoe Shareholders name and on whose behalf the Tahoe Shareholder is dissenting; and must dissent with respect to all of the Tahoe Shares registered in his, her or its name or if dissenting on behalf of a Non-Registered Tahoe Shareholder, with respect to all of the Tahoe Shares registered in his, her or its name and beneficially owned by the Non-Registered Tahoe Shareholder on whose behalf the Tahoe Shareholder is dissenting. The Notice of Dissent must set out the number of Tahoe Shares in respect of which the Dissent Rights are being exercised and: (a) if such Tahoe Shares constitute all of the Tahoe Shares of which the Tahoe Shareholder is the registered and beneficial owner and the Tahoe Shareholder owns no other Tahoe Shares beneficially, a statement to that effect; (b) if such Tahoe Shares constitute all of the Tahoe Shares of which the Tahoe Shareholder is both the registered and beneficial owner, but the Tahoe Shareholder owns additional Tahoe Shares beneficially, a statement to that effect and the names of the Registered Tahoe Shareholders, the number of Tahoe Shares held by each such Registered Tahoe Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Tahoe Shares; or (c) if the Dissent Rights are being exercised by a Registered Tahoe Shareholder who is not the beneficial owner of such Tahoe Shares, a statement to that effect and the name of the Non-Registered Tahoe Shareholder and a statement that the Registered Tahoe Shareholder is dissenting with respect to all Tahoe Shares of the Non-Registered Tahoe Shareholder registered in such registered holders name.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America or by email at assistance@laurelhill.com.

The Dissent Rights are set out in the Interim Order, the text of which is set out in Appendix E to this Tahoe Circular. The text of Division 2 of Part 8 of the BCBCA, which will be relevant in any dissent proceeding, is set forth in Appendix F to this Tahoe Circular.

It is a condition of the Arrangement that holders of no more than 5% of Tahoe Shares shall have exercised Dissent Rights or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement. \

See"Dissent Rights".

Income Tax Considerations

Summary of Certain Canadian Income Tax Considerations

A Tahoe Shareholder who is an Eligible Holder should generally be able to exchange Tahoe Shares for Share Consideration and CVRs or a combination of cash, Share Consideration and CVRs under the Arrangement on a fully or partially tax-deferred rollover basis by making an appropriate Section 85 Election with Pan American. A Tahoe Shareholder who does not receive any Share Consideration or who is an Eligible Holder who does not make a Section 85 Election, and who (i) holds Tahoe Shares as capital property, and (ii) is resident in Canada for purposes of the Tax Act will generally realize a capital gain (or a capital loss) equal to the amount by which the fair market value of the Consideration received by the Tahoe Shareholder under the Arrangement exceeds (or is less than) the adjusted cost base to the Tahoe Shareholder of the Tahoe Shares so exchanged and any reasonable costs of disposition.

A Tahoe Shareholder who is not resident in Canada for the purposes of the Tax Act will generally not be subject to tax under the Tax Act on any capital gain realized on the exchange of Tahoe Shares for the Consideration under the Arrangement, unless the Tahoe Shares are taxable Canadian property, as defined in the Tax Act, to such Tahoe Shareholder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax convention.

The summary of certain Canadian federal income tax considerations contained herein does not address the Canadian federal income tax consequences of the Arrangement to Tahoe Optionholders and accordingly, such holders are urged to consult their own tax advisors regarding the potential Canadian federal income tax consequences of the Arrangement to them.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement and the procedure for making a Section 85 Election is included under the heading Certain Canadian Federal Income Tax Considerations and the foregoing description is qualified in full by the information in such section.

See "Certain Canadian Federal Income Tax Considerations".

Summary of Certain U.S. Federal Income Tax Considerations

The Parties intend for the Arrangement to qualify as a Reorganization and for the individual steps of the Arrangement to be treated as a single integrated transaction involving a statutory merger or consolidation of Tahoe into Subco for U.S. federal income tax purposes. However, neither Tahoe nor Pan American has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the Arrangement as a Reorganization or that the U.S. courts would uphold the qualification of the Arrangement as a Reorganization in the event of an IRS challenge.

Assuming the Arrangement qualifies as a Reorganization, and subject to special rules applicable to interests in a PFIC, as discussed under Certain United States Federal Income Tax Considerations below, for U.S. federal income tax purposes, U.S. Holders should not recognize gain or loss on the exchange of Tahoe Shares for CVRs and Pan American Shares, and should recognize gain (but not loss) to the extent Cash Consideration is received in exchange for Tahoe Shares, pursuant to the Arrangement.

The foregoing summary is qualified in its entirety by the more detailed summary set forth in this Tahoe Circular under Certain United States Federal Income Tax Considerations below, and neither this description nor the longer discussion is intended to be legal or tax advice to any particular U.S. Holder. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

See "Certain United States Federal Income Tax Considerations".

Court Approval of the Arrangement

The Arrangement requires Court approval under the BCBCA. In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Arrangement including the terms and conditions thereof and the issuance and exchange of securities to be effected thereby, is procedurally and substantively fair and reasonable to the Tahoe Shareholders and the Tahoe Optionholders. Prior to the mailing of this Tahoe Circular, Tahoe obtained the Interim Order providing for the calling and holding of the Tahoe Meeting, the Dissent Rights and certain other procedural matters. Following receipt of Tahoe Shareholder Approval, Tahoe intends to make application to the Court for the Final Order at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, on January 10, 2019 at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct.

Any Tahoe Shareholder, Tahoe Optionholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on January 8, 2019, along with any other documents required, all as set out in the Interim Order and the Notice of Petition, the text of which are set out in Appendix E to this Tahoe Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements.

The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

The Final Order, if granted, will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, with respect to the issuance of (i) the Pan American Shares and CVRs to Tahoe Shareholders and (ii) the Replacement Options to be issued to Tahoe Optionholders pursuant to the Arrangement. See The Arrangement Court Approval of the Arrangement.

Regulatory Law Matters and Securities Law Matters

The Pan American Shares are listed on the TSX and the Nasdaq and it is a condition of the Arrangement that the Pan American Shares to be issued in connection with the Arrangement are conditionally approved for listing on the TSX and that the Nasdaq shall have received the appropriate notice to list such Pan American Shares. The TSX has conditionally approved the listing of the Pan American Shares to be issued under the Arrangement, subject to filing certain documents following the closing of the Arrangement. Pan American will provide the required notice to Nasdaq of the listing of the Pan American Shares to be issued in connection with the Arrangement prior to the closing of the Arrangement.

Canadian Competition Approval

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction under the Competition Act. Pursuant to the Arrangement Agreement, the Parties submitted a request for an ARC to the Commissioner on November 22, 2018 and will make their respective filings in accordance with Part IX of the Competition Act, as soon as reasonably practicable, unless mutually agreed otherwise. On December 3, 2018, the Commissioner issued an ARC, exempting the Parties from filing a Notification and terminating the waiting period.

See "The Arrangement Regulatory Law Matters and Securities Law Matters Canadian Competition Approval".

Mexican Competition Approval

Under the Competition Law there are certain monetary thresholds which trigger the obligation of economic agents to notify concentrations with COFECE and be approved before they are consummated. The Parties will be filing notifications to COFECE with respect to the Arrangement.

See "The Arrangement Regulatory Law Matters and Securities Law Matters Mexican Competition Approval".

Canadian Securities Law Matters

Tahoe is a reporting issuer in each of the provinces and territories of Canada. The Tahoe Shares currently trade on the TSX and NYSE. Pursuant to the Arrangement, Tahoe will merge with Subco and the Merged Company, will be a wholly-owned subsidiary of Pan American. Following the Effective Date, the Tahoe Shares will be delisted from the TSX and NYSE (anticipated to be effective two or three Business Days following the Effective Date) and Pan American expects to apply to the applicable Canadian securities regulators to have Tahoe cease to be a reporting issuer.

Pan American is a reporting issuer in each of the provinces and territories of Canada. The Pan American Shares are listed and posted for trading on the TSX and Nasdaq.

The distribution of the CVRs and Pan American Shares (including Pan American Shares issuable upon conversion of the CVRs) pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The CVRs and Pan American Shares (including Pan American Shares issuable upon conversion of the CVRs) received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a control distribution as defined in National Instrument 45-102-Resale of Securities, (ii) no unusual effort is made to prepare the market or to create a demand for Pan American Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling securityholder is an insider or officer of Pan American, the selling securityholder has no reasonable grounds to believe that Pan American is in default of applicable Securities Laws.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Each Tahoe Shareholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Pan American Shares and CVRs.

See "The Arrangement Regulatory Law Matters and Securities Law Matters Canadian Securities Law Matters".

United States Securities Law Matters

The Pan American Shares and CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares and the Replacement Options to be issued to Tahoe Optionholders in exchange for their Tahoe Options, each pursuant to the Arrangement, have not been registered under the U.S. Securities Act or applicable state Securities Laws, and are being issued and exchanged in reliance upon the Section 3(a)(10) Exemption and exemptions from registration under applicable state Securities Laws. The restrictions on resale of the Pan American Shares outstanding after the Effective Date imposed by the U.S. Securities Act will depend on whether the holder of the Pan American Shares is an affiliate of Pan American after the Effective Date or was an affiliate of Pan American within 90 days prior to the Effective Date. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and principal shareholders of the issuer. See The Arrangement Regulatory Law Matters and Securities Law Matters United States Securities Matters.

The Pan American Shares issuable upon conversion of the CVRs, if applicable, pursuant to the terms thereof, have not been registered under the U.S. Securities Act and are not exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption, but may be issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(9) of the U.S. Securities Act, which exempts from registration exchanges of securities by the issuer exclusively with its own securityholders where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The Pan American Shares issued upon conversion of the CVRs, therefore, will be freely transferable by holders that are not, and have not been for the preceding 90 days, affiliates of Pan American, as such term is defined in Rule 144.

Pan American has agreed under the Arrangement Agreement to register the Pan American Shares issuable upon exercise of Replacement Options on a Form S-8 registration statement under the U.S. Securities Act as of the Effective Time. As a result of such registration under the U.S. Securities Act, Pan American Shares received upon exercise of the Replacement Options after the Effective Time by holders in the United States or who are U.S. Persons will be freely transferable by holders that are not, and have not been for the preceding 90 days, affiliates of Pan American, as such term is defined in Rule 144.

The solicitation of proxies made pursuant to this Tahoe Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies and transactions contemplated herein are being made in accordance with Canadian corporate and Securities Laws. Tahoe Securityholders should be aware that requirements under such Canadian laws may differ from requirements of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act. The financial statements and other financial information included or incorporated by reference in this Tahoe Circular have been prepared in accordance with IFRS and thus may not be comparable to financial statements and financial information of United States companies.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

THE PAN AMERICAN SHARES AND CVRs TO WHICH TAHOE SHAREHOLDERS WILL BE ENTITLED PURSUANT TO THE ARRANGEMENT AND REPLACEMENT OPTIONS RECEIVED IN EXCHANGE FOR TAHOE OPTIONS PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS TAHOE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

See "NOTICE TO UNITED STATES SECURITYHOLDERS and The Arrangement Regulatory Law Matters and Securities Law Matters".

Risk Factors

Tahoe Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) there can be no certainty that the Arrangement will be completed; (ii) Tahoe Shareholders will receive a fixed number of Pan American Shares which will not be adjusted to reflect any change in the market value of the Pan American Shares or Tahoe Shares prior to the closing of the Arrangement; (iii) the Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Tahoe Material Adverse Effect and may be terminated by Tahoe in certain circumstances; (iv) Tahoe will incur costs even if the Arrangement is not completed and may have to pay the Termination Fee; (v) the Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Tahoe; (vi) directors and officers of Tahoe may have interest in the Arrangement that may be different than those of Tahoe Shareholders generally; (vii) the Arrangement may divert the attention of Tahoes management; (viii) Tahoes business relationships may be subject to disruption due to uncertainty associated with the Arrangement; (ix) while the Arrangement is pending, Tahoe is restricted from taking certain actions; (x) there is a risk that the Arrangement will be a fully-taxable transaction for U.S. federal income tax purposes; (xi) Pan American and Tahoe may be the targets of legal claims, securities class action, derivative lawsuits and other claims; (xii) CVR Holders may never receive the CVR Payment Amount; (xiii) CVR Payment Amounts rank at parity with other unsecured claims of MSR; (xiv) the CVRs will not be listed on any exchange; (xv) the U.S. federal income tax treatment of the CVR is unclear; (xvi) the business of the Combined Company will be subject to the risks currently affecting the businesses of Pan American and Tahoe; (xvii) the integration of Pan American and Tahoe may not occur as planned; (xiii) potential payments to Tahoe Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Companys financial condition or prevent the completion of the Arrangement; (xix) following the completion of the Arrangement, the Combined Company may issue additional equity securities; (xx) Tahoe has not verified the reliability of the information regarding Pan American included in, or which may have been omitted from, this Tahoe Circular; and (xxi) completion of the Arrangement could adversely affect the market price of Pan American Shares.

For more information see Risk Factors. Additional risks and uncertainties, including those currently unknown or considered immaterial by Tahoe, may also adversely affect the trading price of the Tahoe Shares, the Pan American Shares and/or the business of the Combined Company following completion of the Arrangement. In addition to the risk factors relating to the Arrangement set out in this Tahoe Circular, Tahoe Shareholders should also carefully consider the risk factors associated with the businesses of Tahoe, Pan American and the Combined Company, included in this Tahoe Circular, including the documents incorporated by reference therein. See Information Concerning Tahoe, and Appendices F and G for a description of these risks.

For more information on the material U.S. federal income tax consequences of the Arrangement see Certain United States Federal Income Tax Considerations.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

Interest of Informed Persons in Material Transactions

Other than as otherwise disclosed in this Tahoe Circular, none of the persons who were directors or executive officers of Tahoe or a subsidiary of Tahoe at any time during Tahoes last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Tahoe Shares, or any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Tahoe or its subsidiaries.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Laurel Hill at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America)
or by email at assistance@laurelhill.com.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Tahoe Circular is furnished in connection with the solicitation of proxies by the management of Tahoe for use at the Tahoe Meeting, to be held on January 8, 2019, at the time and place and for the purposes set forth in the accompanying Notice of Special Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of Tahoe at nominal cost paid by Tahoe. Tahoe has engaged Laurel Hill as proxy solicitation agent and will pay fees of approximately Cdn$65,000 to Laurel Hill for the proxy solicitation services in addition to certain out-of-pocket expenses. Tahoe may also reimburse brokers, investment dealers or other intermediaries holding Tahoe Shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services (Broadridge). Broadridge typically mails a scannable VIF in lieu of the form of proxy. Tahoe may use Broadridges QuickVote• service to assist Non-Registered Tahoe Shareholders with voting their Tahoe Shares. Certain Non-Registered Tahoe Shareholders who have not objected to Tahoe knowing who they are may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of Tahoe Shares to be represented at the Tahoe Meeting.

How the Vote for the Arrangement Resolution is Approved

At the Tahoe Meeting, Tahoe Shareholders will be asked, among other things, to consider and to vote to approve the Arrangement Resolution. In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting; and (ii) a simple majority of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting, excluding Tahoe Shares held by any interested party, any related party of an interested party or any joint actor of the foregoing (as such terms are defined in MI 61-101).

Who can Vote?

If you are a Registered Tahoe Shareholder as at November 29, 2018, you are entitled to attend the Tahoe Meeting and cast a vote for each Tahoe Share registered in your name on the Arrangement Resolution. If the Tahoe Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officers authority should be presented at the Tahoe Meeting. If you are a Registered Tahoe Shareholder but do not wish to, or cannot, attend the Tahoe Meeting in person you can appoint someone who will attend the Tahoe Meeting and act as your proxyholder to vote in accordance with your instructions. If your Tahoe Shares are registered in the name of a nominee (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled Non-Registered Holders (Canadian Beneficial Owners and US Beneficial Owners) set out below.

It is important that your Tahoe Shares be represented at the Tahoe Meeting regardless of the number of Tahoe Shares you hold. If you will not be attending the Tahoe Meeting in person, we encourage you to complete, date, sign and return your form of proxy as soon as possible so that your Tahoe Shares will be represented.

The Notice of Special Meeting and this Tahoe Circular are being sent to both registered and non-registered owners of Tahoe Shares. If you are a Registered Tahoe Shareholder we have sent these materials to you directly.

If you are a Non-Registered Tahoe Shareholder, we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

Voting by Registered Tahoe Shareholders

As a Registered Tahoe Shareholder you can vote your Tahoe Shares in the following ways:

In Person

If you are a Registered Tahoe Shareholder, you can attend the Tahoe Meeting and register with the Transfer Agent upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Tahoe Meeting.

Phone

For Registered Tahoe Shareholders call 1-866-732-8683 (toll-free in North America) and follow the instructions.

You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America)
Mail

Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

Computershare Investor Services Inc.
Attention: Proxy Department
8th Floor,
100 University Avenue,
Toronto, ON M5J 2Y1

Hand Delivery

Enter voting instructions, sign the form of proxy and deliver your completed form of proxy to:

Computershare Investor Services Inc.
Attention: Proxy Department
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.
Questions?	Contact Laurel Hill by telephone at 1-877-452-7184 (toll-free within North America) or 1-416-304-0211 (collect call outside North America) or by email at assistance@laurelhill.com.

Appointment of Proxies

If you do not come to the Tahoe Meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder at the Tahoe Meeting. You can appoint the persons named in the enclosed form of proxy, who are each a director or an officer of Tahoe. Alternatively, you can appoint any other person to attend the Tahoe Meeting as your proxyholder. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing a form of proxy. In order to be valid, you must return the completed form of proxy 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Tahoe Meeting to our transfer agent, Computershare Investor Services Inc., at its offices at 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, or by toll free North American phone number 1-866-732-8683, fax number 1-866-249-7775, or by international fax number 1-416-263-9524, or online at www.investorvote.com. The time limit for deposit of proxies may be waived or extended by the Chair of the Tahoe Meeting at his or her discretion, without notice.

What is a Form of Proxy?

A form of proxy is a document that authorizes someone to attend the Tahoe Meeting and cast your votes for you. We have enclosed a form of proxy with this Tahoe Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a Proxyholder

The persons named in the enclosed form of proxy are each a director or an officer of Tahoe. A Tahoe Shareholder who wishes to appoint some other person to represent such Tahoe Shareholder at the Tahoe Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. Such other person need not be a Tahoe Shareholder. To vote your Tahoe Shares your proxyholder must attend the Tahoe Meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder. Those persons are directors or officers of Tahoe.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your Tahoe Shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your Tahoe Shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Tahoe Meeting, your proxyholder can vote your Tahoe Shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote FOR the Arrangement Resolution.

Further details about these matters are set out in this Tahoe Circular. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Special Meeting. At the time of printing this Tahoe Circular, the management of Tahoe is not aware of any other matter to be presented for action at the Tahoe Meeting. If, however, other matters do properly come before the Tahoe Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before the proxy cutoff. You may do this by (a) attending the Tahoe Meeting and voting in person if you were a Registered Tahoe Shareholder at the Record Date of November 29, 2018; (b) signing and delivering a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the registered office of Tahoe at 5310 Kietzke Lane, Suite 200, Reno, Nevada 89511; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 4:00 p.m. (Vancouver time) on the last Business Day before the day of the Tahoe Meeting, or delivered to the person presiding at the Tahoe Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your Tahoe Shares, but to do so you must attend the Tahoe Meeting in person.

Non-Registered Tahoe Shareholders (Canadian Beneficial Owners and US Beneficial Owners)

If your Tahoe Shares are not registered in your own name, they will be held in the name of a nominee, usually a bank, trust company, securities dealer or other financial institution and, as such, your nominee will be the entity legally entitled to vote your Tahoe Shares and must seek your instructions as to how to vote your Tahoe Shares.

Accordingly, you will have received this Tahoe Circular from your nominee, together with a form of proxy or a request for VIF, as you are a Canadian Non-Objecting Beneficial Owner (CDN NOBO) of Tahoe Shares, Canadian Objecting Beneficial Owner (CDN OBO) or a US Beneficial Owner (US Non-Objecting Beneficial Owner (U.S. NOBO) / US Objecting Beneficial Owner (U.S. OBO)). If that is the case, it is most important that you comply strictly with the instructions that have been given to you by your nominee on the VIF.

Voting by Non-Registered Tahoe Shareholders

As a Non-Registered Tahoe Shareholder, you can vote your Tahoe Shares in the following ways:

Phone	For Non-Registered Tahoe Shareholders call the number listed on your VIF You will need to enter your 16- digit control number. Follow the interactive voice recording instructions to submit your vote.
Fax	Fax the number listed on your VIF.
Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.
Mail	Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.
Questions?	Contact Laurel Hill by telephone at 1-877-452-7184 (toll-free within North America) or 1-416-304-0211 (collect call outside North America) or by email at assistance@laurelhill.com.

If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your Tahoe Shares are not registered in your own name, the Transfer Agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote. If you wish to vote in person at the Tahoe Meeting, please insert your own name in the space provided on the form of proxy or VIF that you have received from your nominee. If you do this, you will be instructing your nominee to appoint you as proxyholder. Please adhere strictly to the signature and return instructions provided by your nominee. It is not necessary to complete the form in any other respect, since you will be voting at the Tahoe Meeting in person. Please register with the Transfer Agent upon arrival at the Tahoe Meeting.

Voting Securities and Principal Holders

The authorized share capital of Tahoe consists of an unlimited number of Tahoe Shares. Each Tahoe Shareholder is entitled to one vote for each Tahoe Share held by such holder.

As of the close of business on December 4, 2018, there are issued and outstanding 313,313,670 Tahoe Shares. In addition, as of the close of business on December 4, 2018, an aggregate of 3,499,758 Tahoe Shares are issuable upon the exercise of Tahoe Options, 449,675 Tahoe Shares are issuable upon the vesting of outstanding Tahoe DSAs, 471,800 Tahoe Shares are issuable upon the vesting of outstanding Tahoe PSAs (assuming payout at the 100% achieved performance ratio level and before any required proration) and nil Tahoe Shares issuable upon the vesting of Tahoe RSAs. To the knowledge of Tahoes directors and officers, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all Tahoe Shares, except as shown in the table below:

Name	Number of Tahoe Shares	Percentage of Outstanding Tahoe Shares
Van Eck Associates Corp.	40,903,795(1)	13.1%

Note:
(1) As reported by Van Eck Associates Corp. on SEDAR on August 8, 2018.

Pan American has advised that, as of the Record Date, Pan American held nil Tahoe Shares.

THE ARRANGEMENT

At the Tahoe Meeting, Tahoe Shareholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution to approve the Arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Tahoe under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and the Plan of Arrangement, which is attached to this Tahoe Circular as Appendix “B”.

In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting; and (ii) a simple majority of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting, excluding Tahoe Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101). A copy of the Arrangement Resolution is set out in Appendix “A” of this Tahoe Circular.

Unless otherwise directed, it is management’s intention to vote FOR the Arrangement Resolution. If you do not specify how you want your Tahoe Shares voted, the persons named as proxyholders will cast the votes represented by your proxy at the Tahoe Meeting FOR the Arrangement Resolution.

If the Arrangement is approved at the Tahoe Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement, including receipt of Pan American Shareholder Approval and receipt of Mexican Competition Approval, are satisfied or waived, the Arrangement will take effect commencing at the Effective Time (which will be at 12:01 a.m. (Vancouver time)) on the Effective Date (which is expected to be on or about February 26, 2019).

Principal Steps to the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps will occur and will be deemed to occur sequentially in the following order without any further act or formality:

(i)

each Tahoe PSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe PSA Plan and will be settled by Tahoe issuing to the Tahoe PSA Holder one Tahoe Share less any amounts withheld pursuant to the Plan of Arrangement and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe PSA Holder as fully paid and non-assessable shares in the capital of Tahoe; provided that no share certificates will be issued with respect to such shares;

(ii)	each Tahoe RSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan;

(iii)

each Tahoe DSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan and will be settled by Tahoe issuing to the Tahoe DSA Holder one Tahoe Share less any amounts withheld pursuant to the Plan of Arrangement and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe DSA Holder as fully paid and non-assessable shares in the capital of Tahoe: provided that no share certificates will be issued with respect to such shares;

(iv)

each Tahoe SAR outstanding immediately prior to the Effective Time and all rights in respect thereof, all of which are out-of-the-money, will be cancelled and terminated without any payment in respect thereof;

(v)

each Dissenting Tahoe Shareholder will transfer to Pan American all of the Dissent Shares held by such Dissenting Tahoe Shareholder, without any further act or formality on its part, and in consideration therefor, Pan American will issue to the Dissenting Tahoe Shareholder a debt-claim to be paid the aggregate fair market value of those Dissent Shares as determined pursuant to Dissent Rights under the Plan of Arrangement;

(vi)

each Tahoe Shareholder will transfer to Pan American each whole Tahoe Share held (other than any Tahoe Shares held by Pan American immediately before the Effective Time or acquired by Pan American from a Dissenting Tahoe Shareholder under the Plan of Arrangement but including for greater certainty any Tahoe Shares held or issued pursuant to paragraphs (i), (ii) or (iii) above) in exchange for (A) one CVR and (B),

(a)	in the case of a Tahoe Share for which the Tahoe Shareholder elects to receive Cash Consideration (the “Cash Election”), the Cash Consideration, or

(b)	in the case of a Tahoe Share for which the Tahoe Shareholder elects or is deemed to have elected to receive Share Consideration (the “Share Election”), the Share Consideration,

in each case subject to proration in accordance with the Plan of Arrangement;

(vii)

each Tahoe Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option to acquire from Pan American such number of Pan American Shares as is equal to: (a) the number of Tahoe Shares that were issuable upon exercise of such Tahoe Option immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, rounded down to the nearest whole number of Pan American Shares, at an exercise price per Pan American Share equal to the quotient determined by dividing: (x) the exercise price per Tahoe Share at which such Tahoe Option was exercisable immediately prior to the Effective Time, by (y) the Exchange Ratio, rounded up to the nearest whole cent. Except as set out above, the terms of each Replacement Option will be the same as the terms of the Tahoe Option exchanged therefor pursuant to any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Tahoe Option would otherwise exceed the Tahoe Option In-The-Money Amount in respect of the Replacement Option, the number of Pan American Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Tahoe Option In-The-Money Amount in respect of the Tahoe Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired will be unchanged;

(viii)

each Tahoe Share held by Pan American, including the Tahoe Shares acquired pursuant to the Plan of Arrangement, will be transferred to Subco and in consideration therefor Subco will issue to Pan American one fully paid and non-assessable common share of Subco for each Tahoe Share so transferred, and the amount added to the capital of the Subco common shares will be equal to the lesser of (a) the paid-up capital (as such term is defined in the Tax Act) of the Tahoe Shares so transferred; and (b) the fair market value of the Tahoe Shares so transferred;

(ix)

Tahoe and Subco will merge to form one corporate entity with the same effect as if they had amalgamated under Section 269 of the BCBCA except that the separate legal existence of Subco will not cease and Subco will survive the Merger, and Pan American will receive on the Merger one common share of the Merged Company in exchange for each Subco common share previously held and all of the issued and outstanding Tahoe Shares will be cancelled without any repayment of capital in respect thereof;

(x)

the separate legal existence of Tahoe will cease without Tahoe being liquidated or wound up; Tahoe and Subco will continue as one company; and the properties and liabilities of Tahoe will become the properties and liabilities of Subco; and

(xi)

the Merged Company will own and hold all property of Subco and will own and hold all property of Tahoe and, without limiting the provisions of the Plan of Arrangement, all rights of creditors or others will be unimpaired by such Merger, and all liabilities and obligations of Tahoe and Subco, whether arising by Contract or otherwise, may be enforced against Subco to the same extent as if such obligations had been incurred or contracted by it.

Proration

With respect to payment of Cash Consideration and Share Consideration to the Tahoe Shareholders under the Plan of Arrangement:

(i)	the aggregate cash payable to Tahoe Shareholders will equal the Aggregate Cash Consideration;

(ii)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of Tahoe Shares for which a Cash Election is made (the “Cash Election Shares”) exceeds the Aggregate Cash Consideration, then the consideration payable under the Plan of Arrangement for each Cash Election Share will consist of:

(a)	a cash payment in an amount equal to the Aggregate Cash Consideration divided by the aggregate number of Cash Election Shares; and

(b)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which US$3.40 exceeds the cash payment described in subparagraph (ii)(a) above; and

(iii)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of the Cash Election Shares is less than the Aggregate Cash Consideration, then the consideration payable under the Plan of Arrangement for each Tahoe Share in respect of which a Share Election is made (a “Share Election Share”) will consist of:

(a)

a cash payment in an amount equal to the amount by which the Aggregate Cash Consideration exceeds the aggregate cash payable in respect of the Cash Election Shares, divided by the aggregate number of Share Election Shares; and

(b)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which US$3.40 exceeds the cash payment described in subparagraph (iii)(a) above.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives and legal and financial advisors of Pan American and Tahoe. The following is a summary of the background to the execution by Tahoe of the Arrangement Agreement.

The Tahoe Board continually reviews Tahoe’s long-term strategic plan with the goal of maximizing shareholder value. In 2015 and 2016, Tahoe diversified and expanded its asset portfolio through the acquisition of mining operations in Peru and Canada. These acquisitions and Tahoe’s resulting growth were made possible by the predictable and strong cash flows provided by Tahoe’s operations at the Escobal Mine. During the past years, several companies have engaged with Tahoe, to varying degrees, attracted either by its strong cash flow ability, diverse portfolio of mines and projects, or by the premier asset at the Escobal Mine; however, more recently, the increasing regulatory and legal challenges faced at the Escobal Mine have proved challenging amidst such discussions.

Tahoe acquired its Escobal Mine located in Guatemala in June 2010 and achieved commercial production at the Escobal Mine in January 2014. Operations at the Escobal Mine are currently suspended. The resumption of mining operations at the Escobal Mine requires satisfactory completion of the ILO 169 consultation process by MEM, approval by Guatemalan courts, an end to the road blockage at Casillas to enable full access in and out of the Escobal Mine and the renewal of the Escobal export credential from the Guatemalan government.

As part of its ongoing strategic planning, the Tahoe Board periodically evaluated potential alternatives relating to Tahoe’s businesses including continuation as an independent enterprise, potential acquisitions and various combinations of Tahoe or its mines and projects by way of joint venture or otherwise. None of the potential alternatives considered by Tahoe resulted in any proposals to Tahoe, other than the proposals received from Pan American discussed herein.

Prior to engaging in any confidential discussions with third parties and in order to properly protect Tahoe, Tahoe required interested parties to enter industry-standard confidentiality agreements. Following the execution of confidentiality agreements, such interested parties were provided with access to non-public information on a confidential basis. Between January 2017 and November 2018, Tahoe entered into an aggregate of 17 confidentiality agreements.

In June and August of 2016, Kevin McArthur, Executive Chair and then Chief Executive Officer of Tahoe, and Michael Steinmann, the Chief Executive Officer of Pan American, met informally to discuss a potential business combination between Tahoe and Pan American.

In September 2016 and January 2017, Mr. McArthur met with representatives of CIBC, financial advisor to Pan American, in Toronto and Palm Desert, California to discuss a potential merger of Tahoe and Pan American.

On February 27, 2017, Mr. McArthur and Ross J. Beaty, Chairman of Pan American, met to discuss a potential merger between Tahoe and Pan American as well as social issues at a mining conference in Hollywood, Florida. Discussions between Messrs. McArthur and Beaty continued at a meeting held at Pan American’s offices in Vancouver on May 3, 2017.

On May 24, 2017, Tahoe announced that CALAS, an anti-mining organization, had initiated legal proceedings in Guatemala alleging that MEM failed to consult with the Xinka Indigenous people before awarding the Escobal mining license to MSR (“CALAS Claim”).

On May 25, 2017, Tahoe and Pan American entered into a confidentiality and non-disclosure agreement. The following day Messrs. McArthur and Steinmann held further discussions by telephone regarding due diligence matters and the creation by Tahoe of a virtual data room to provide Pan American with access to technical information regarding the Escobal Mine. On June 19, 2017, Mr. Steinmann, Steven Busby, Pan American’s Chief Operating Officer, Christopher Emerson, Pan American’s Vice President, Business Development and Geology, Andres Dasso, Pan American’s Senior Vice President, Mining Operations, Martin Wafforn, Pan American’s Senior Vice President, Technical Services & Process Optimization and Matthew Andrews, Pan American’s Vice President, Environmental and Sustainability, visited the Escobal Mine and on July 7, 2017, Pan American was granted access to Tahoe’s virtual data room.

On June 19, 2017, Tahoe reported on a protest and blockade near the town of Casillas in Guatemala, which caused delays in the transport of supplies to the Escobal Mine and eventually led to a curtailment in production at the Escobal Mine.

On July 5, 2017, Tahoe announced that the Supreme Court of Guatemala had issued a provisional decision on the CALAS Claim and ordered the suspension of the mining license for the Escobal Mine. Tahoe filed a motion for reconsideration with the Supreme Court, which was denied on July 28, 2017. Tahoe also appealed the Supreme Court’s provisional decision to the Constitutional Court of Guatemala, Guatemala’s highest court.

On August 24, 2017, the Constitutional Court ruled to uphold the Supreme Court’s provisional decision on the CALAS Claim resulting in the continued suspension of the Escobal mining license.

The Supreme Court held a hearing on August 28, 2017, and on September 10, 2017 issued its decision on the CALAS Claim and reinstated the Escobal mining license but operations did not commence while the matter was appealed. As part of its decision, the Supreme Court ordered MEM to conduct a consultation with Xinka Indigenous communities under ILO 169 and report the results of the consultation to the court within 12 months. CALAS appealed the Supreme Court’s decision to the Constitutional Court, on the grounds that the decision discriminated against the Xinka people. The Constitutional Court held a hearing on October 25, 2017 regarding the appeal and delivered a preliminary decision on September 3, 2018, with a final decision following on October 8, 2018.

Messrs. McArthur and Steinmann met again on September 25, 2017 in Colorado Springs, Colorado, to further discuss a potential merger or some other form of business combination. Mr. Steinmann confirmed Pan American’s continued interest in a potential transaction through further telephone and email communications with Mr. McArthur in October and November of 2017.

On November 6, 2017, the Tahoe Board met and discussed strategic alternatives that had been identified including, among others, (i) the continuation of Tahoe as a standalone entity, (ii) a sale of all or a portion of the shares or assets of Tahoe to potential interested parties, and (iii) the potential acquisition of assets or companies.

On November 27, 2017, Pan American granted Tahoe access to a virtual data room containing technical information concerning Pan American’s material operations.

On December 12 and 13, 2017, Mr. McArthur, Ron Clayton, Tahoe’s then Chief Executive Officer & President, Elizabeth McGregor, Tahoe’s Chief Financial Officer, Edie Hofmeister, Tahoe’s Executive Vice President of Corporate Affairs & General Counsel, Brian Brodsky, Tahoe’s Vice President, Exploration, Charlie Muerhoff, Tahoe’s then Vice President, Technical Services, Tom Fudge, Tahoe’s Vice President, Operations and Alexandra Barrows, Tahoe’s Vice President, Investor Relations met with Messrs. Steinmann, Busby, Emerson, Andrews and Wafforn as well as Sean McAleer, Pan American’s Vice President, Human Resources and Security, Robert Doyle, Pan American’s Chief Financial Officer and Christopher Lemon, Pan American’s General Counsel in Los Angeles. At these meetings, the Parties held high-level discussions regarding corporate strategy, the operating mines and the exploration and development projects of each of the companies. On December 15, 2017, the Tahoe Board met to receive a report and update from Mr. McArthur on the high level discussions which occurred at the Los Angeles meetings and to review strategic alternatives generally. At the conclusion of the Tahoe Board meeting, the Tahoe Board authorized Mr. McArthur to continue discussions with Pan American to investigate a possible transaction. Later that day, Messrs. McArthur and Steinmann had a telephone discussion during which they confirmed their mutual interest in pursuing a possible transaction and discussed the possibility of organizing tours of Tahoe’s mines during the month of January 2018. Mr. McArthur advised Mr. Steinmann that Tahoe did not accept the request to enter into exclusive negotiations with Pan American at that time.

On January 8 and 9, 2018, Messrs. Busby, Wafforn and Dasso of Pan American conducted site visits of Tahoe’s Bell Creek Mine and Timmins West Mine situated in Ontario. These were followed on January 22 and 23, 2018 by site visits to Tahoe’s La Arena Mine and the Shahuindo Mine situated in Peru by Messrs. Busby, Dasso, Wafforn, McAleer and Emerson of Pan American.

Between January and February 2018, Trinity completed financial models with respect to each of Tahoe and Pan American.

On February 7, 2018, the Tahoe Board received an update on the site visits and the status of discussions with Pan American and other interested parties. It was agreed that Mr. McArthur would continue to be authorized to continue discussions with Pan American with the support of certain independent directors. It was determined that, in the event of receipt of an offer or commencement of formal negotiations, a special committee of independent directors of the Tahoe Board would be formed to supervise negotiations. It was determined that if and when a special committee was formed, it would be chaired by Mr. Charles A. Jeannes, an independent director of Tahoe. Recognizing that a formal proposal that could result in an actionable offer may be received in the near term from Pan American or other parties, the Tahoe Board decided to seek legal advice from outside counsel regarding its duties in the context of a change of control transaction, the appropriate process to follow upon receipt of an offer from a potential acquirer and its legal and fiduciary duties. Following this meeting, Cassels Brock was consulted to discuss the requirements for a special committee, and the fiduciary duties of directors in the context of a change of control transaction.

On February 26, 2018, Mr. McArthur and Ms. Hofmeister met with Messrs. Beaty and Steinmann at a mining conference in Hollywood, Florida to further discuss a potential business combination.

On March 15 and 16, 2018, Messrs. Brodsky, Fudge and Peter Van Alphen, Vice President, Operations of Tahoe Canada, conducted a site visit of Pan American’s Dolores and La Colorada mines in Mexico.

On March 23, 2018, Mr. McArthur had a telephone discussion with David Scott of CIBC regarding a potential transaction with Pan American. It was acknowledged that any transaction would be premised on a re-start of the Escobal Mine. Messrs. McArthur and Steinmann held further telephone discussions in April 2018, during which the parties confirmed their continued interest in pursuing a potential transaction and discussed developments in Guatemala and the continued suspension of the Escobal Mine mining license.

On April 6, 2018, Mr. Brodsky, on behalf of Tahoe, visited Pan American’s office in Peru to review resource, reserve and exploration data from Pan American’s Huaron and Morococha mines in Peru.

On May 2, 2018, Trinity provided a general presentation to the Tahoe Board, including a strategic update and preliminary analysis regarding a potential transaction with Pan American.

Between August 25 and 28, 2018, Messrs. Beaty, McArthur and Jeannes met a number of times in British Columbia to discuss their continuing interest in a potential transaction, including the concept of contingent consideration tied to the restart of the Escobal Mine.

On September 3, 2018, the Constitutional Court in Guatemala issued a ruling regarding the appeal it heard on October 25, 2017 and reversed the Supreme Court of Guatemala’s decision to reinstate the Escobal Mine mining license. A final ruling was issued on October 8, 2018. The Constitutional Court ordered that the Escobal Mine mining license remain suspended pending satisfactory completion of the ILO 169 consultation process with the Xinka communities in the area of influence of the Escobal Mine and approval by the Guatemalan courts. See “Information Concerning Tahoe – Recent Developments – Escobal mine license suspension”.

On September 5, 2018, Mr. Steinmann confirmed Pan American’s continued interest in pursuing a potential transaction with Tahoe on a telephone call with Mr. McArthur.

On September 23 and 24, 2018, Messrs. McArthur, Jeannes and James Voorhees, President and Chief Executive Officer of Tahoe, met with Messrs. Beaty and Steinmann in Colorado Springs, Colorado, to discuss their mutual continued interest in pursuing a transaction, including a preliminary discussion with respect to a potential premium for such a transaction. Although Messrs. McArthur and Jeannes did not accept any terms proposed by Messrs. Beaty and Steinmann, they agreed to meet at a future date to negotiate specific details of a potential transaction. Pan American again requested to enter into a period of exclusivity with Tahoe, but Mr. Jeannes requested that the Parties defer such discussion until the next meeting.

On October 2, 2018, the Tahoe Board received a report from Mr. McArthur on the status of recent discussions with Pan American. Mr. McArthur described some of the key topics discussed including the net asset values of each of Tahoe and Pan American and the status of diligence investigations by each of Tahoe and Pan American. The Tahoe Board also received a presentation from Trinity regarding a potential transaction with Pan American, including proposed deal metrics, consensus analysis, an assessment of risk, negotiation positions and other considerations, including a further review of strategic options. Based on legal advice received from Cassels Brock, the directors, along with Ms. Hofmeister, discussed the advantages of establishing a committee of independent directors to review, supervise, evaluate and negotiate the terms of any potential business combination. The directors observed that a special committee, due to its size, would be able to more easily manage the process of evaluating any potential proposals received by Tahoe than the full Tahoe Board and that a special committee was an effective way to address potential, actual or perceived conflicts of interest. After detailed discussions and having carefully considered the advice of Cassels Brock, the Tahoe Board resolved to establish the Tahoe Special Committee to supervise the process, lead negotiations and evaluate all matters relating to, any proposal, when and if made, for a transaction with Pan American. The Tahoe Board approved a mandate for the Tahoe Special Committee and determined that the Special Committee would be comprised of Mr. Jeannes, Mr. A. Dan Rovig, Mr. Paul B. Sweeney and Mr. Kenneth F. Williamson, with Mr. Jeannes serving as Chairperson.

On October 9, 2018, the Parties agreed to extend the terms of the original confidentiality agreement dated May 25, 2017 for a further period to May 25, 2019. Following the execution of extension of the Confidentiality Agreement, Tahoe initiated detailed legal, financial and technical due diligence of Pan American and its material properties. During the remainder of the month of October 2018, the Parties continued to engage in discussions and facilitate ongoing due diligence reviews. On October 15, 2018, Messrs. Beaty and Steinmann conducted a site visit at the Escobal Mine. A geotechnical consultant of Pan American conducted further site visits to the Bell Creek Mine and the Timmins West Mine on October 26, 2018, to the La Arena Mine and Shahuindo Mine on November 1 and November 2, 2018, respectively, and to the Escobal Mine on November 5, 2018. Another technical consultant to Pan American conducted a further site visit to the Bell Creek Mine on October 30, 2018.

On October 24, 2018, the Tahoe Board convened a meeting to receive an update presentation from Trinity regarding a potential transaction with Pan American.

On October 29 and 30, 2018, Messrs. McArthur and Jeannes and Ms. Hofmeister as well as representatives of Trinity and the Tahoe Special Committee’s counsel, Cassels Brock, met in San Francisco with Messrs. Steinmann and Beaty and Pan American’s General Counsel, Christopher Lemon, along with representatives of CIBC and Pan American’s external legal counsel, BLG, to discuss the terms of a potential transaction. At the conclusion of these meetings, Pan American delivered to Tahoe a draft non-binding indicative proposal to acquire all of the issued and outstanding Tahoe Shares by way of a plan of arrangement (the “Proposal”) including a draft CVR term sheet outlining the principal terms of the proposed CVRs. Included in the Proposal was a request for an exclusivity period during which the Parties could complete definitive negotiations.

On October 31, 2018, the Tahoe Special Committee met, with Mr. McArthur in attendance, to receive an overview of the meetings held in San Francisco and discuss the terms of the Proposal. The Tahoe Special Committee received a presentation from Trinity analyzing the value represented by the Proposal and discussed various financial, strategic and legal considerations with Trinity and Cassels Brock. The Tahoe Special Committee discussed a number of factors relating to the Proposal, including the allocation of base versus contingent consideration, the terms of the CVRs and deal protection provisions. The Tahoe Special Committee also discussed obtaining a second and independent fairness opinion from a financial advisor which would not be entitled to be paid any contingent compensation. The Tahoe Special Committee met in camera, without Mr. McArthur present, and, after extensive discussion, determined that the Proposal represented a potentially compelling opportunity for Tahoe Shareholders. The Tahoe Special Committee resolved, subject to finalizing certain commercial terms, to accept the offer from Pan American and enter into an exclusivity period, and authorized Mr. Jeannes to finalize the financial terms of the offer, within a certain range, and to settle the final provisions of the Proposal.

Between November 1 and November 3, 2018, Tahoe and Pan American and their respective legal and financial advisors negotiated and settled the terms and conditions of the Proposal. On November 3, 2018, Tahoe and Pan American executed a non-binding expression of interest with respect to the Proposal and entered into exclusive negotiations for Pan American to acquire all of the issued and outstanding Tahoe Shares. The expression of interest provided for a period of exclusive negotiations through November 14, 2018.

On November 7, 2018, the Tahoe Special Committee entered into a formal engagement letter with BMO Capital Markets, on a fixed fee basis, to evaluate the proposed transaction with Pan American and to prepare and deliver an independent long-form opinion as to the fairness, from a financial point of view, of the consideration to be received by Tahoe Shareholders pursuant to the terms of the proposed transaction with Pan American.

On November 7, 2018, the senior management and technical team of Pan American and representatives of BLG held a due diligence session with senior management of Tahoe and representatives of Cassels Brock by conference telephone.

On November 9, 2018, the Tahoe Special Committee met to review, consider and deliberate regarding the terms of the Arrangement Agreement. Representatives of Trinity and Cassels Brock were also in attendance. The Tahoe Special Committee discussed the high level issues identified by Cassels Brock and Trinity based on their initial review of the draft Arrangement Agreement, including the structure of the consideration under the Arrangement, the inclusion of an expense reimbursement payable by Pan American to Tahoe in certain circumstances, the effect of actions in Guatemala, termination fee scenarios, treatment of security-based compensation and Pan American’s non-solicitation restrictions.

From November 9, 2018 to the evening of November 13, 2018, with the assistance of their respective legal and financial advisors, Tahoe and Pan American settled the terms and conditions of the Arrangement Agreement, including various in-person meetings involving representatives of Tahoe and Pan American and their respective legal and financial advisors held in Vancouver on November 12 and 13, 2018.

On November 12, 2018, the Tahoe Special Committee and Tahoe management, together with representatives of Cassels Brock, met to review and consider the terms of the Arrangement Agreement and receive an update from Cassels Brock and management of Tahoe regarding the status of negotiations and the definitive documentation. The Tahoe Special Committee received a presentation from BMO Capital Markets and members of the Tahoe Special Committee were provided with an opportunity to ask questions, following which representatives from BMO Capital Markets were excused from the Meeting. The Tahoe Special Committee then received a presentation from Trinity and members of the Tahoe Special Committee were provided with an opportunity to ask questions, following which management and the representatives of Trinity were excused from the meeting. The Tahoe Special Committee discussed the remaining open items in the Arrangement Agreement and the Rights Indenture and authorized Mr. Jeannes to finalize and negotiate the remaining issues with Pan American, within the parameters discussed.

During the course of the negotiations held on November 12 and 13, 2018, the Parties determined the treatment of Tahoe’s securities-based compensation and finalized the amount of consideration for each Tahoe Share.

On November 13, 2018, the Tahoe Special Committee formalized its engagement with Trinity to evaluate the potential transaction with Pan American and prepare and deliver an opinion as to the fairness, from a financial point of view, of the consideration to be received by Tahoe Shareholders pursuant to the terms of the proposed transaction with Pan American.

On the afternoon of November 13, 2018, the Tahoe Special Committee met with the full Tahoe Board and senior Tahoe management, together with representatives of Cassels Brock, Trinity and BMO Capital Markets, to review and consider the terms of the Arrangement Agreement and the ancillary agreements. The Tahoe Special Committee received oral fairness opinions from Trinity and BMO Capital Markets that, as of November 13, 2018, the consideration to be received by Tahoe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Tahoe Shareholders. Cassels Brock reviewed the terms of the Arrangement Agreement and ancillary agreements, and the Tahoe Special Committee was provided with the opportunity to ask questions of its legal and financial advisors. Following the presentations of the Tahoe Financial Advisors and Cassels Brock, the remainder of the Tahoe Board and members of management of Tahoe were excused from the meeting. After thorough discussion and careful consideration, including a detailed review of the transaction terms, the fairness of the transaction and other relevant matters, including those set forth below under the heading “Reasons for the Recommendation”, the Tahoe Special Committee unanimously concluded that the Arrangement and the entering into of the Arrangement Agreement was in the best interests of Tahoe and was fair to the Tahoe Shareholders and that the Tahoe Special Committee recommend to the Tahoe Board that the Tahoe Board approve the Arrangement and the entering into of the Arrangement Agreement and ancillary agreements, and recommend that Tahoe Shareholders vote in favour of the Arrangement.

Following the meeting of the Tahoe Special Committee, the Tahoe Board met to receive the report of the Tahoe Special Committee and to receive advice from its legal advisors. After a thorough discussion and taking into consideration the unanimous recommendation of the Tahoe Special Committee, its own assessment of the transaction and the interests of Tahoe Shareholders, the fairness of the transaction and other relevant matters, including those set forth below under the heading “Reasons for the Recommendation”, the Tahoe Board unanimously determined that the Arrangement and the entering into of the Arrangement Agreement was in the best interests of Tahoe and was fair to the Tahoe Shareholders, resolved to approve Tahoe entering into the Arrangement Agreement and the ancillary agreements and to recommend that Tahoe Shareholders vote in favour of the Arrangement.

On the evening of November 13, 2018 and the morning of November 14, 2018, Tahoe and Pan American finalized and entered into the Arrangement Agreement and the Voting Agreements, and the Arrangement was publicly announced prior to the open of financial markets on November 14, 2018.

Recommendation of the Tahoe Special Committee

The Tahoe Special Committee, after consultation with its financial and legal advisors and having taken into account the Tahoe Fairness Opinions and such other matters as it considered necessary and relevant, including the factors set out below under the heading “The Arrangement – Reasons for the Arrangement”, has unanimously determined that the Arrangement is in the best interests of Tahoe and is fair to the Tahoe Shareholders, and recommended that the Tahoe Board (i) approve and authorize the Arrangement Agreement; and (ii) recommend that Tahoe Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Tahoe Board

The Tahoe Board, after consultation with its financial and legal advisors and having taken into account the Tahoe Fairness Opinions and such other matters as it considered necessary and relevant, including the factors set out below under the heading “The Arrangement – Reasons for the Arrangement” and upon the unanimous recommendation of the Tahoe Special Committee, has unanimously determined that the Arrangement is in the best interests of Tahoe and is fair to the Tahoe Shareholders. Accordingly, the Tahoe Board unanimously recommends that Tahoe Shareholders vote FOR the Arrangement Resolution.

All of the directors and senior officers of Tahoe are required to vote all of their Tahoe Shares in favour of the Arrangement Resolution, subject to the terms of the Arrangement Agreement and the Tahoe Voting Agreements.

Reasons for the Arrangement

In reaching its conclusions and formulating its recommendation that Tahoe Shareholders vote FOR the Arrangement Resolution, the Tahoe Board reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from the Tahoe Special Committee, and the financial and legal advisors of the Tahoe Special Committee and the Tahoe Board and input from Tahoe’s senior management team. The following is a summary of the principal reasons for the unanimous recommendation of the Tahoe Special Committee and the Tahoe Board that Tahoe Shareholders vote FOR the Arrangement Resolution:

•

Significant Premium to Tahoe Shareholders. The Consideration represents an implied value of US$4.10 per Tahoe Share, a premium of 86.3% based on the closing price of Tahoe Shares on November 13, 2018, the last trading day prior to the announcement of the Arrangement, and a premium of 62.8% based on the VWAP of Tahoe Shares for the 20-day period ending on the same day. The Initial Consideration of US$3.40 per Tahoe Share represents a premium of 54.3% based on the closing price of Tahoe Shares on November 13, 2018 and a premium of 34.9%, based on the VWAP of the Tahoe Shares for the 20-day period ending on the same day.

•

Meaningful Participation in the World’s Largest Silver Company. Upon completion of the Arrangement, Tahoe Shareholders will own approximately 27% of Pan American or 32% upon satisfaction of the Payment Condition of the CVRs (based upon the number of Pan American Shares outstanding following completion of the Arrangement). The Combined Company will be the world’s largest publicly-traded silver mining company by free float and will have the largest silver reserve base of its peer group. The Combined Company is also expected to have superior operating metrics with peer-leading production, growth and gross margins, with the potential for further efficiencies through synergies in administration and operations.

•

Tahoe Shareholders Retain Exposure to the Re-Start of the Escobal Mine. Ownership in Pan American Shares and the CVRs will enable Tahoe Shareholders to retain exposure to potential value creating milestones at the Escobal Mine, including advancement through the Indigenous consultation process and re-start of commercial production.

•

Reduction of Guatemala and Peru Risks. The Combined Company will be better positioned to manage any ongoing risks associated with operations in Guatemala and Peru given its enhanced financial position and track record of permitting, building and operating mines in Latin America. In addition, any market risks associated with the future re-start of the Escobal Mine will be mitigated through diversification across the larger asset portfolio of the Combined Company.

•

Participation in the Diversified Portfolio of the Combined Company. The Arrangement will provide Tahoe Shareholders with exposure to a diversified world-class portfolio of assets across the Americas. Tahoe Shareholders who receive Pan American Shares pursuant to the Arrangement will continue to participate in the value realized with the development and operation of Tahoe’s assets. Tahoe Shareholders will also have additional upside exposure to Pan American’s properties through the potential expansion of the La Colorada mine following the recent exploration discovery, and potential development of the Navidad project, one of the world's largest undeveloped primary silver deposits.

•

Consideration Mix Offers Shareholder Choice. The Consideration offers Tahoe Shareholders with the option to elect to receive Cash Consideration, Share Consideration or a combination of Cash Consideration and Share Consideration in exchange for their Tahoe Shares.

•

Stronger Financial Position. The Combined Company will have a strong financial position and enhanced access to capital, better positioning the Combined Company to advance key growth projects of both Pan American and Tahoe. The potential sale of non-core assets and anticipated synergies in Peru and North America are expected to provide the Combined Company with further strengthening of its balance sheet. The pro forma combined enterprise will have a cash balance of approximately US$59.8 million, undrawn credit facilities in the amount of US$100 million, US$200 million of long- term debt and substantial cash flow generating capacity, with access to significant incremental credit capacity.

•

Addresses Cash Flow and Financial Liquidity Risk and Other Considerations Resulting from the Extended Shutdown of the Escobal Mine. The shutdown of the Escobal Mine has required Tahoe to draw on its credit facility to fund ongoing operations, care and maintenance at the Escobal Mine and the capital expansion programs at the Shahuindo Mine and the Bell Creek Mine. Given that the timing of an Escobal Mine restart is uncertain, the Combined Company’s liquidity, cash flow generation and access to capital will better enable it to sustain a prolonged suspension period while fulfilling Tahoe’s care and maintenance obligations and completing its capital expansion programs.

•

Strong Proven Management Team. The Combined Company will have the benefit of the expertise of Pan American’s management team, which boasts a 25-year proven track record of responsibly building and operating mines in Latin America.

•

Review of Strategic Alternatives. After consultation with its financial advisors and legal counsel, and after review of other strategic opportunities reasonably available to Tahoe, including continuation as an independent enterprise, potential acquisitions and various combinations of Tahoe or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Tahoe Special Committee and Tahoe Board believe that the Arrangement represents Tahoe’s best prospect for maximizing shareholder value.

•

Negotiated Transaction. The Arrangement Agreement is the result of an arm’s length negotiation process and includes terms and conditions that are reasonable in the judgment of the Tahoe Special Committee and the Tahoe Board.

•

Ability to Respond to Unsolicited Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement, Tahoe is able to respond to any unsolicited bona fide written proposals for Tahoe received prior to the Tahoe Meeting that, having regard for all of its terms and conditions, if consummated in accordance with its terms, may lead to a Superior Proposal.

•

Reasonable Break Fee. The amount of the Termination Fee, being US$38 million, payable under certain circumstances, is within the range of termination fees that are considered customary for a transaction of the nature of the Arrangement and should not preclude a third party from making an unsolicited Superior Proposal.

•

Fairness Opinions. Each of Trinity and BMO Capital Markets have provided to the Tahoe Special Committee a fairness opinion to the effect that that, as of November 13, 2018 and subject to the assumptions, limitations and qualifications described in such opinions, the Consideration to be received by the Tahoe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Tahoe Shareholders.

•

Support of Tahoe Directors and Senior Officers. All of the directors and senior officers of Tahoe have entered into Tahoe Voting Agreements pursuant to which they have unanimously agreed to, among other things, vote all of their Tahoe Shares in favour of the Arrangement Resolution. As of the date of the Arrangement Agreement, the Tahoe Locked-up Shareholders collectively hold or exercise control or direction over approximately 5.3 million Tahoe Shares, representing approximately 1.7% of the outstanding Tahoe Shares.

•

Other Factors. The Tahoe Special Committee and the Tahoe Board also considered the Arrangement with reference to current industry and market trends as well as the state of the economy and various geo-political factors relevant to each of Tahoe and Pan American, commodity prices and trends, mineral reserves and resources, properties, assets, financial conditions, operating results and prospects of each of Tahoe and Pan American as well as historical trading prices of Tahoe Shares and Pan American Shares.

•	Significant Re-rating Potential. Given the quality of the combined asset base and the proven management team, there is significant potential for the Combined Company to re-rate over time.

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Shareholder Approval. The Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast by Tahoe Shareholders present in person or represented by proxy at the Tahoe Meeting, and (ii) a simple majority of votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting (excluding Tahoe Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101)).

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Court and Regulatory Approval. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness of the Arrangement to Tahoe Shareholders and Tahoe Optionholders. The Arrangement Agreement also contains a condition precedent that all regulatory approvals shall be obtained prior to closing.

•

Dissent Rights. The terms of the Plan of Arrangement provide that any Registered Tahoe Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive the fair value of the Dissent Shares in accordance with the Arrangement.

The Tahoe Special Committee and the Tahoe Board also considered a variety of risks and other potentially negative factors concerning the Arrangement, including those matters considered under the heading “Risk Factors”. The Tahoe Special Committee and the Tahoe Board believe that, overall, the anticipated benefits of the Arrangement to Tahoe outweigh these risks.

The foregoing summary of the information and factors considered by the Tahoe Special Committee and the Tahoe Board in reaching their determinations is not, and is not intended to be, exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Arrangement and the complexity of these matters, the Tahoe Special Committee and the Tahoe Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weights to these factors. In addition, individual members of the Tahoe Special Committee and Tahoe Board may have given different weights to different factors.

Tahoe Fairness Opinions

Fairness Opinion of Trinity

Engagement of Trinity

Pursuant to the Trinity Engagement Letter, the Tahoe Special Committee retained Trinity to act as its financial advisor to provide financial and strategic advice in connection with the Arrangement or any Alternative Transaction. Pursuant to the Trinity Engagement Letter, Trinity agreed to deliver an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Tahoe Shareholders pursuant to the Arrangement. Trinity was not engaged to prepare (and has not prepared) a formal valuation or an appraisal of Tahoe or Pan American, or any of their respective assets, securities or liabilities.

At a meeting held on November 13, 2018, Trinity provided the Tahoe Special Committee with an oral opinion, which was subsequently confirmed in the written Trinity Fairness Opinion, to the effect that, based on its review and analysis, and subject to the assumptions, limitations and qualifications contained therein, Trinity was of the opinion that, as of November 13, 2018, the Consideration to be received by Tahoe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Tahoe Shareholders.

Trinity’s Credentials

Trinity is a Canadian mining investment and advisory firm with a proven track record in mining mergers and acquisitions, a deep understanding of the resource sector, and strong relationships with key mining industry participants. The Trinity Fairness Opinion is the opinion of Trinity and the form and content of the Trinity Fairness Opinion have been approved for release by a group of professionals of Trinity, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Scope of the Opinion

The full text of the Trinity Fairness Opinion dated November 13, 2018 which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations and qualifications on the review undertaken in connection with the Trinity Fairness Opinion, is set out as Appendix “C” to this Tahoe Circular. The Trinity Fairness Opinion was prepared at the request of and for the information of the Tahoe Special Committee. The opinion is directed only to the fairness, from a financial point of view, of the Consideration receivable by Tahoe Shareholders pursuant to the Arrangement, and is only one of a number of factors taken into consideration by the Tahoe Board and the Tahoe Special Committee in considering the Arrangement and does not constitute a recommendation of any kind to any Tahoe Shareholder as to how such shareholder should vote with respect to the matters to be considered at the Tahoe Meeting. This summary of the Trinity Fairness Opinion is qualified in its entirety by the full text of the opinion which is attached as Appendix “C” to this Tahoe Circular and Tahoe Shareholders are urged to read the Trinity Fairness Opinion in its entirety.

The Trinity Fairness Opinion was rendered as of November 13, 2018, on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Trinity Fairness Opinion and the condition and prospects, financial and otherwise, of Tahoe as they were reflected in the information and documents reviewed by Trinity and as they were represented to Trinity in discussions with Tahoe’s management. In rendering the Trinity Fairness Opinion, Trinity assumed that there were no undisclosed material facts relating to Tahoe, or its business, operations, capital or future prospects. Subsequent developments may affect the Trinity Fairness Opinion. Trinity has disclaimed any obligation to advise any person of any change that may come to its attention or to update its opinion.

Fees

Under the Trinity Engagement Letter, Tahoe had agreed to pay Trinity a fixed fee for rendering its opinion, payable whether or not the Arrangement is completed. Tahoe also agreed to pay Trinity an additional fee for its services in connection with the Arrangement, which is contingent upon the completion of the Arrangement. Tahoe has agreed to indemnify Trinity and certain related persons against certain liabilities in connection with its engagement.

Fairness Opinion of BMO Capital Markets

Introduction

BMO Capital Markets was retained to act as financial advisor to the Tahoe Special Committee, in which capacity BMO Capital Markets was asked to prepare and deliver to the Tahoe Special Committee its written opinion as to whether the Consideration to be received by the Tahoe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Tahoe Shareholders.

The full text of the BMO Fairness Opinion dated November 13, 2018 which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations and qualifications on the review undertaken in connection with the BMO Fairness Opinion, is set out as Appendix “D” to this Tahoe Circular. The BMO Fairness Opinion was prepared at the request of and for the information of the Tahoe Special Committee. The opinion is directed only to the fairness, from a financial point of view, of the Consideration to be received by Tahoe Shareholders pursuant to the Arrangement, and is only one of a number of factors taken into consideration by the Tahoe Board and the Tahoe Special Committee in considering the Arrangement and does not constitute a recommendation of any kind to any Tahoe Shareholder as to how such shareholder should vote with respect to the matters to be considered at the Tahoe Meeting. This summary of the BMO Fairness Opinion is qualified in its entirety by the full text of the opinion which is attached as Appendix “D” to this Tahoe Circular and Tahoe Shareholders are urged to read the BMO Fairness Opinion in its entirety.

Engagement of BMO Capital Markets

BMO Capital Markets was formally engaged by the Tahoe Special Committee pursuant to the BMO Engagement Letter. Under the terms of the BMO Engagement Letter, BMO Capital Markets will receive a fixed fee from Tahoe for rendering its opinion. There are no fees payable to BMO Capital Markets under the BMO Engagement Letter that are contingent upon the conclusion reached by BMO Capital Markets in the BMO Fairness Opinion, or upon the successful completion of the Arrangement or any other transaction. BMO Capital Markets will be reimbursed by Tahoe for all its reasonable out-of-pocket expenses incurred in respect of its engagement under the BMO Engagement Letter, including the reasonable fees and disbursements of its legal counsel. BMO Capital Markets will be indemnified by Tahoe against certain liabilities.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions and in transactions similar to the Arrangement.

The BMO Fairness Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of its officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of Tahoe, Pan American, or any of their respective associates or affiliates (collectively, the “Transaction Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Transaction Parties within the past two years, other than: (i) acting as financial advisor to the Tahoe Special Committee pursuant to the BMO Engagement Letter; (ii) acting as lender to Tahoe in connection with a US$175 million senior secured revolving credit facility maturing in 2021; (iii) providing foreign exchange trading services to Tahoe; and (iv) acting as lender to Pan American in connection with a US$300 million senior secured revolving credit facility maturing in 2020.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Transaction Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Transaction Parties from time to time.

BMO Capital Markets and certain of its affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Transaction Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Transaction Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Transaction Parties or the Arrangement. In addition, Bank of Montreal, of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of Bank of Montreal, may provide banking or other financial services to one or more of the Transaction Parties in the ordinary course of business.

Scope of Review

In connection with rendering the BMO Fairness Opinion, BMO Capital Markets reviewed and relied upon, or carried out, among other things, the following:

(i)	a draft of the Arrangement Agreement dated November 12, 2018;

(ii)	a draft of the Rights Indenture dated November 12, 2018 providing for the issuance of the CVRs;

(iii)	certain publicly-available information relating to the business, operations and financial condition of Tahoe, Pan American and other selected public companies BMO Capital Markets considered relevant;

(iv)

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Tahoe relating to the business, operations and financial condition of Tahoe and Pan American;

(v)

internal management forecasts, projections, estimates (including internal estimates of reserve and resource additions) and budgets prepared or provided by or on behalf of management of Tahoe and Pan American;

(vi)

discussions with management of Tahoe and its advisors relating to Tahoe’s current business plan, financial condition, prospects, potential synergies related to the proposed transaction and the background leading up to the Arrangement;

(vii)	the trading history of Tahoe, Pan American and other selected public companies BMO Capital Markets considered relevant;

(viii)	public information with respect to selected precedent transactions BMO Capital Markets considered relevant;

(ix)	public information with respect to selected precedent contingent value securities BMO Capital Markets considered relevant;

(x)	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of Tahoe and Pan American;

(xi)	various reports published by equity research analysts and industry sources BMO Capital Markets considered relevant;

(xii)

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the BMO Fairness Opinion is based, addressed to BMO Capital Markets and dated as of the date hereof, provided by senior officers of Tahoe; and

(xiii)	such other information, investigations, analyses and discussions as BMO Capital Markets considered necessary or appropriate in the circumstances.

BMO Capital Markets was not, to the best of its knowledge, denied access by Tahoe to any information under Tahoe’s control requested by BMO Capital Markets.

Prior Valuations

The Chief Executive Officer and the Chief Financial Officer of Tahoe have represented to BMO Capital Markets that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to Tahoe or any of its subsidiaries or any of their respective securities, material assets or liabilities that have been prepared in the two years preceding the date of the BMO Fairness Opinion and which have not been provided to BMO Capital Markets.

Assumptions and Limitations

BMO Capital Markets relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by it from public sources or provided to it by or on behalf of Tahoe or otherwise obtained by it in connection with its engagement. The BMO Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. BMO Capital Markets was not requested to, and did not assume any obligation to, independently verify the completeness, accuracy or fair presentation of any such information reviewed by BMO Capital Markets. BMO Capital Markets assumed that forecasts, projections, estimates (including internal estimates of resource and reserve additions) and budgets provided to it and used in its analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of Tahoe and Pan American, as applicable, having regard to Tahoe’s and Pan American’s business, plans, financial condition and prospects, as applicable. Furthermore, BMO Capital Markets did not assume any obligation to conduct, and did not conduct, any physical inspection of the properties or facilities of Tahoe or Pan American.

In preparing the BMO Fairness Opinion, BMO Capital Markets assumed that the executed Arrangement Agreement and the Rights Indenture would not differ in any material respect from the drafts that it reviewed, and that the Arrangement would be consummated in accordance with the terms and conditions of the Arrangement Agreement and Plan of Arrangement scheduled thereto without waiver of, or amendment to, any term or condition (including the terms of the Right Indenture) that is in any way material to its analyses.

The BMO Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of November 13, 2018 and the condition and prospects, financial and otherwise, of Tahoe and Pan American as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of Tahoe and its representatives. In BMO Capital Markets’ analyses and in preparing the BMO Fairness Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Arrangement.

The BMO Fairness Opinion was provided to the Tahoe Special Committee for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without BMO Capital Markets’ prior written consent. The BMO Fairness Opinion does not constitute a recommendation to the Tahoe Special Committee as to whether it should approve the Arrangement or to any Tahoe Shareholder as to whether or how such Tahoe Shareholder should vote in respect of the Arrangement or whether to take any other action with respect to the Arrangement or the Tahoe Shares. Except for the inclusion of the BMO Fairness Opinion in its entirety and a summary thereof (in a form acceptable to BMO Capital Markets) in this Tahoe Circular, the BMO Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without BMO Capital Market’ prior written consent.

BMO Capital Markets was not asked to prepare and has not prepared a formal valuation or appraisal of the securities or assets of Tahoe, Pan American or of any of their respective affiliates, and the BMO Fairness Opinion should not be construed as such. The BMO Fairness Opinion is not, and should not be construed as, advice as to the price at which the securities of Tahoe or Pan American may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the BMO Fairness Opinion does not address any such matters. BMO Capital Markets relied upon, without independent verification, the assessment by Tahoe and its legal advisors with respect to such matters. In addition, the BMO Fairness Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to Tahoe. BMO Capital Markets was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination transaction with, Tahoe or any other alternative transaction.

The preparation of the BMO Fairness Opinion was a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets’ analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the BMO Fairness Opinion. The BMO Fairness Opinion should be read in its entirety.

The BMO Fairness Opinion is rendered as of November 13, 2018 and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the BMO Fairness Opinion which may come or be brought to the attention of BMO Capital Markets after November 13, 2018. Without limiting the foregoing, if BMO Capital Markets learns that any of the information it relied upon in preparing the BMO Fairness Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the BMO Fairness Opinion.

Approach to Fairness

In arriving at its opinion as to whether the Consideration to be received by the Tahoe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Tahoe Shareholders, BMO Capital Markets considered a number of factors as described below including, but not limited to, the Consideration analysis as compared to the reference ranges per Tahoe Share implied by the precedent transaction analysis and comparable trading analysis.

Although not forming part of its financial analysis, BMO Capital Markets also considered a number of other factors in arriving at the BMO Fairness Opinion (see “The Arrangement – Tahoe Fairness Opinions – Fairness Opinion of BMO Capital Markets – Other Factors Considered”).

Financial Projections

In considering the fairness, from a financial point of view, of the Consideration to Tahoe Shareholders, BMO Capital Markets reviewed certain projections of Tahoe’s future financial and operating performance provided by management of Tahoe. These projections (the “Projections”) include, among other things, assumptions, estimates and projections regarding reserves and resources, future commodity prices, future foreign exchange rates, production levels, operating costs, capital costs, depreciation, taxes, royalties and mine life which management of Tahoe has represented to BMO Capital Markets reflect (or reflected at the time of preparation) and continue to reflect the best currently available assumptions, estimates and judgements of management of Tahoe and were prepared using the assumptions identified therein, which, in the reasonable belief of management of Tahoe are (or were at the time of preparation) and continue to be reasonable in the circumstances.

The Projections were provided in respect of each of Tahoe’s material mining assets and in respect of:

•	Escobal Mine;

•	La Arena Oxide Mine;

•	La Arena II Project;

•	Shahuindo Mine; and

•	Timmins Mines.

BMO Capital Markets adjusted the Projections to reflect the median of equity research analyst estimates for future commodity prices rather than the estimates for future commodity prices provided by management of Tahoe.

The aforementioned adjustments were made to ensure that the forecasts for commodity prices are comparable with the forecasts for commodity prices used by equity research analysts in calculating the net asset values that are utilized in the precedent transaction and comparable trading analysis described below.

	2019E	2020E	2021E	2022E	2023E	Long Term
Management Gold Price (US$/oz)	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Street Consensus Gold Price (US$/oz)	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300

Management Silver Price (US$/oz)	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00
Street Consensus Silver Price (US$/oz)	$17.50	$18.00	$18.00	$18.00	$18.00	$18.00

Management Copper Price (US$/lb)	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50
Street Consensus Copper Price (US$/lb)	$3.13	$3.15	$3.21	$3.13	$3.10	$3.00

Management Zinc Price (US$/lb)	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Street Consensus Zinc Price (US$/lb)	$1.30	$1.20	$1.15	$1.15	$1.15	$1.10

Management Lead Price (US$/lb)	$0.95	$0.95	$0.95	$0.95	$0.95	$0.95
Street Consensus Lead Price (US$/lb)	$1.05	$1.00	$1.00	$1.00	$1.00	$1.00

The Projections (including commodity price and cost assumptions and estimates) are forecasted in real terms. The Projections are for the years 2019 through 2049.

			Year
		LOM /	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
		Avg.
Macro Inputs
Gold Price	(US$/oz)		$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300
Silver Price	(US$/oz)		$17.50	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00
Copper Price	(US$/lb)		$3.13	$3.15	$3.21	$3.13	$3.10	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00
Zinc Price	(US$/lb)		$1.30	$1.20	$1.15	$1.15	$1.15	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10
Lead Price	(US$/lb)		$1.05	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00

Escobal Mine
Production and Revenue
Gold Production	(k oz)	138	--	4	10	10	9	8	8	9	10	10	9	9	9	9	10	9	4	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Silver Production	(k oz)	198,242	--	9,194	19,738	19,771	17,380	15,791	14,834	14,352	14,065	12,814	11,373	11,029	10,510	9,439	8,012	6,730	3,212	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Copper Production	(mm lb)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Zinc Production	(mm lb)	395	--	10	21	23	23	22	23	28	30	28	23	21	25	31	37	36	15	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Lead Production	(mm lb)	301	--	8	16	17	18	17	16	19	20	18	16	15	18	24	34	33	13	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Gold Revenue	(US$ mm)	$179	--	$6	$13	$13	$11	$11	$10	$12	$14	$13	$11	$11	$11	$12	$13	$12	$5	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Silver Revenue	(US$ mm)	$3,568	--	$165	$355	$356	$313	$284	$267	$258	$253	$231	$205	$199	$189	$170	$144	$121	$58	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Copper Revenue	(US$ mm)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Zinc Revenue	(US$ mm)	$438	--	$12	$24	$26	$26	$24	$25	$30	$33	$31	$26	$23	$27	$34	$41	$39	$17	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Lead Revenue	(US$ mm)	$301	--	$8	$16	$17	$18	$17	$16	$19	$20	$18	$16	$15	$18	$24	$34	$33	$13	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Operating Costs (Ag Eq.)
Cash Cost	(US$/oz)	$11.53	--	$10.35	$8.97	$8.95	$9.68	$10.32	$10.93	$11.15	$11.14	$12.03	$13.34	$13.48	$13.60	$14.09	$14.44	$14.81	$14.95	--	--	--	--	--	--	--	--	--	--	--	--	--	--
AISC	(US$/oz)	$13.11	--	$12.29	$10.66	$10.41	$11.32	$12.08	$12.63	$12.94	$13.10	$13.88	$15.17	$15.36	$15.17	$15.44	$15.29	$15.20	$15.19	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Cash Flow
Operating Cash Flow	(US$ mm)	$1,258	($29)	$65	$175	$180	$144	$119	$103	$100	$100	$76	$49	$45	$43	$35	$29	$18	$5	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Capex	(US$ mm)	($394)	--	($21)	($38)	($34)	($34)	($33)	($30)	($32)	($35)	($30)	($26)	($26)	($21)	($18)	($11)	($4)	($1)	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Free Cash Flow	(US$ mm)	$864	($29)	$45	$137	$146	$111	$86	$73	$68	$65	$46	$22	$19	$21	$17	$18	$14	$4	--	--	--	--	--	--	--	--	--	--	--	--	--	--

		Year
		LOM /	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
		Avg.
Macro Inputs
Gold Price	(US$/oz)		$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300
Silver Price	(US$/oz)		$17.50	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00
Copper Price	(US$/lb)		$3.13	$3.15	$3.21	$3.13	$3.10	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00
Zinc Price	(US$/lb)		$1.30	$1.20	$1.15	$1.15	$1.15	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10
Lead Price	(US$/lb)		$1.05	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00

Timmins/Bell Creek Mines
Production and Revenue
Gold Production	(k oz)	1,088	175	180	186	175	170	166	35	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Silver Production	(k oz)	120	19	20	20	19	19	18	4	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Gold Revenue	(US$ mm)	$1,414	$228	$234	$242	$228	$221	$215	$45	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Silver Revenue	(US$ mm)	$2	$0	$0	$0	$0	$0	$0	$0	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Operating Costs (Ag Eq.)
Cash Cost	(US$/oz)	$10.51	$10.63	$11.20	$10.25	$10.77	$9.99	$10.38	$9.51	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
AISC	(US$/oz)	$12.43	$14.53	$14.30	$12.64	$11.89	$10.62	$10.80	$10.05	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Cash Flow
Operating Cash Flow	(US$ mm)	$584	$88	$88	$104	$92	$99	$91	$21	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Capex	(US$ mm)	($207)	($79)	($46)	($37)	($18)	($8)	($9)	($9)	($0)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Free Cash Flow	(US$ mm)	$378	$9	$42	$67	$74	$91	$83	$12	($0)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Shahuindo Mine
Production and Revenue
Gold Production	(k oz)	1,521	165	175	151	183	165	170	128	150	147	88	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Silver Production	(k oz)	2,864	200	266	252	353	275	358	293	331	387	149	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Gold Revenue	(US$ mm)	$1,977	$215	$227	$197	$238	$214	$221	$166	$194	$191	$114	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Silver Revenue	(US$ mm)	$51	$3	$5	$5	$6	$5	$6	$5	$6	$7	$3	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Operating Costs (Ag Eq.)
Cash Cost	(US$/oz)	$8.04	$7.78	$7.90	$7.57	$7.21	$7.77	$7.61	$9.15	$7.75	$8.26	$11.20	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
AISC	(US$/oz)	$8.93	$9.37	$8.53	$8.19	$7.70	$8.35	$7.85	$10.48	$9.74	$9.53	$11.20	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Cash Flow
Operating Cash Flow	(US$ mm)	$944	$117	$106	$94	$121	$106	$113	$78	$107	$79	$30	($2)	($2)	($2)	($1)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Capex	(US$ mm)	($277)	($54)	($34)	($19)	($26)	($17)	($20)	($30)	($27)	($19)	($32)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Free Cash Flow	(US$ mm)	$667	$63	$72	$75	$95	$89	$93	$49	$81	$60	($2)	($2)	($2)	($2)	($1)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

			Year
		LOM /	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
		Avg.
Macro Inputs
Gold Price	(US$/oz)		$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300
Silver Price	(US$/oz)		$17.50	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00
Copper Price	(US$/lb)		$3.13	$3.15	$3.21	$3.13	$3.10	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00
Zinc Price	(US$/lb)		$1.30	$1.20	$1.15	$1.15	$1.15	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10	$1.10
Lead Price	(US$/lb)		$1.05	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00

La Arena Oxide Mine
Production and Revenue
Gold Production	(k oz)	362	150	123	89	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Silver Production	(k oz)	49	23	17	9	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Gold Revenue	(US$ mm)	$470	$195	$160	$115	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Silver Revenue	(US$ mm)	$1	$0	$0	$0	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Operating Costs (Ag Eq.)
Cash Cost	(US$/oz)	$9.37	$10.93	$10.21	$5.48	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
AISC	(US$/oz)	$10.63	$13.60	$10.55	$5.56	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Cash Flow
Operating Cash Flow	(US$ mm)	$204	$69	$68	$66	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Capex	(US$ mm)	($35)	($31)	($3)	($1)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Free Cash Flow	(US$ mm)	$169	$38	$65	$66	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

La Arena II Project
Production and Revenue
Gold Production	(k oz)	3,197	--	--	--	--	--	91	130	192	228	212	205	193	188	131	127	141	120	95	122	120	125	135	85	91	113	127	135	91	--	--	--
Copper Production	(mm lb)	4,309	--	--	--	--	--	--	111	178	189	184	180	186	204	203	218	203	183	164	197	222	229	250	173	174	210	231	248	172	--	--	--

Gold Revenue	(US$ mm)	$4,156	--	--	--	--	--	$118	$169	$250	$297	$276	$267	$251	$244	$170	$165	$184	$156	$124	$158	$156	$163	$175	$110	$119	$147	$165	$175	$118	--	--	--
Copper Revenue	(US$ mm)	$12,928	--	--	--	--	--	--	$333	$533	$566	$551	$541	$558	$612	$608	$655	$609	$549	$493	$592	$666	$686	$750	$520	$523	$630	$692	$745	$517	--	--	--

Operating Costs (Ag Eq.)
Cash Cost	(US$/oz)	$9.31	--	--	--	--	--	$30.40	$12.04	$10.21	$9.23	$8.94	$9.03	$9.07	$9.06	$9.63	$8.90	$9.50	$9.97	$12.70	$9.99	$9.37	$9.11	$8.50	$11.50	$9.48	$7.64	$6.98	$6.57	$7.01	--	--	--
AISC	(US$/oz)	$10.46	--	--	--	--	--	$30.40	$12.04	$10.66	$9.32	$9.03	$9.40	$9.12	$9.37	$10.59	$11.29	$11.50	$12.76	$15.30	$12.81	$11.75	$12.22	$10.13	$13.61	$9.54	$8.92	$7.02	$6.61	$7.06	--	--	--

Cash Flow
Operating Cash Flow	(US$ mm)	$5,968	--	--	--	$10	($112)	($74)	$68	$281	$293	$299	$291	$289	$305	$268	$309	$279	$249	$162	$269	$306	$326	$367	$182	$230	$323	$362	$399	$273	$9	$5	--
Capex	(US$ mm)	($2,558)	--	--	--	($184)	($481)	($595)	($87)	($39)	($5)	($4)	($16)	($2)	($15)	($43)	($111)	($90)	($109)	($89)	($120)	($111)	($146)	($85)	($76)	($4)	($55)	($2)	($4)	($4)	($27)	($27)	($27)
Free Cash Flow	(US$ mm)	$3,410	--	--	--	($173)	($593)	($669)	($19)	$242	$288	$295	$274	$286	$290	$225	$198	$189	$140	$73	$149	$195	$179	$282	$106	$226	$268	$360	$395	$269	($17)	($22)	($27)

Consideration Analysis

In evaluating the Share Consideration, BMO Capital Markets is of the view that the trading price of Pan American Shares represents a reasonable proxy for the value of Pan American Shares. The Pan American Shares are highly liquid. During the 52-week period ended November 13, 2018, Pan American had a public float of approximately 150 million Pan American Shares, the aggregate trading volume of the Pan American Shares on the Nasdaq was approximately 340 million Pan American Shares, there were approximately 57 million Pan American Shares traded on the TSX and the aggregate value of trades in Pan American Shares on the Nasdaq and TSX was approximately US$6.3 billion. In addition, Pan American had a market value of approximately US$2.3 billion during the month of October 2018, the calendar month preceding the calendar month in which the Arrangement Agreement will be entered into (based on the arithmetic average of the closing prices of the Pan American Shares on the Nasdaq for each trading day during the month of October 2018). The aggregate number of Pan American Shares to be issued as Initial Consideration represent approximately 30 days of trading of the Pan American Shares based on the three month aggregate daily average trading volume of Pan American Shares on the Nasdaq and TSX as at November 13, 2018. BMO Capital Markets is of the view that there is a liquid market for Pan American Shares as such term is used in MI 61-101. Having regard to the foregoing, BMO Capital Markets is of the view that the Share Consideration should be considered equivalent to US$3.40 per Tahoe Share, as of November 13, 2018.

In evaluating the Share Consideration, BMO Capital Markets made no downward adjustment to reflect the liquidity of Pan American Shares, the effect of the Arrangement on Pan American Shares or the fact that individually the Pan American Shares do not form part of a controlling interest.

BMO Capital Markets calculated the value of a CVR based on the Pan American Shares payable in respect thereof as the Projections provided to BMO Capital Markets by the management of Tahoe reflect the occurrence of the Payment Condition prior to the Termination Date. BMO Capital Markets notes that there can be no assurance as to when, or if, any payment will be made in respect of a CVR.

BMO Capital Markets made no downward adjustment to reflect the anticipated liquidity of the CVRs.

These analyses indicated the approximate implied Consideration per Tahoe Share reference ranges described in the table below.

	Maximum Cash Election	Maximum Pan American Share Election	Full Proration
Cash Consideration	US$3.40	US$0.00	US$0.88
Share Consideration	US$0.00	US$3.40	US$2.52
Implied CVR Payment Amount Per Share	US$0.70	US$0.70	US$0.70
Implied Consideration Per Tahoe Share Reference Ranges	US$4.10	US$4.10	US$4.10

Net Asset Value Analysis

BMO Capital Markets performed a net asset value analysis of Tahoe by calculating the estimated present value of the unlevered, after-tax free cash flows that each of Tahoe’s material assets were forecasted to generate during the calendar year ending December 31, 2019 through the calendar year ending December 31, 2049 based on the Projections.

The present values (as at December 31, 2018) of the unlevered, after-tax free cash flows that each of the Tahoe’s material assets were forecasted to generate (each a “NAV”) were calculated by applying a discount rate of 5% to Tahoe’s primarily precious metal mines and applying a discount rate of 10% to Tahoe’s primarily base metal development project (the La Arena II Project), which represent the discount rates commonly used by precious metal and base metal sector equity research analysts in calculating net asset values.

An implied per Tahoe Share net asset value was calculated by adjusting the sum of the NAVs by the following factors: (i) the median of equity research analyst net asset value estimates available to BMO Capital Markets for Tahoe’s exploration assets; (ii) the present value of after-tax free cash flow of corporate expenses not allocated to any of Tahoe’s material assets (as provided in the Projections) (the “Unallocated Expenses”); (iii) Tahoe’s net indebtedness as at December 31, 2018 as provided by management of Tahoe; and (iv) Tahoe’s fully diluted Tahoe Shares outstanding.

The net asset value analysis indicated the approximate aggregate net asset values for Tahoe’s material assets and the approximate implied per Tahoe Share net asset value for the Tahoe Shares summarized in the table below.

Escobal Mine NAV (5% Discount Rate)(1)	US$585 million
La Arena Oxide Mine NAV (5% Discount Rate)(1)	US$135 million
La Arena II Project NAV (10% Discount Rate)(1)	US$113 million
Shahuindo Mine NAV (5% Discount Rate)(1)	US$486 million
Timmins Mines NAV (5% Discount Rate)(1)	US$301 million
Exploration NAV (street consensus)	US$71 million
Implied Tahoe Material Mining Asset NAV	US$1,691 million
Unallocated Expenses(1)	(US$205 million )
Net Indebtedness (estimated as at December 31, 2018)	(US$ 78 million )
Implied Net Asset Value	US$1,407 million
Fully diluted Tahoe Shares outstanding	314 million
Implied per Tahoe Share Net Asset Value	US$4.48

Note:
(1) Calculated using mid-period discounting.

BMO Capital Markets also performed and considered various sensitivity analyses on the net asset value analysis that BMO Capital Markets considered relevant, including among other things, the impact of various commodity price scenarios.

BMO Capital Markets also reviewed the net asset value per share estimates for Tahoe as reflected in, and derived from, publicly available equity research analyst reports available to BMO Capital Markets, which indicated a net asset value of US$4.49 per Tahoe Share.

Precedent Transactions Analysis

BMO Capital Markets reviewed the purchase prices and transaction multiples paid in selected precedent transactions that BMO Capital Markets, based on its experience in the mining industry, considered relevant.

With respect to deriving a reference range for Tahoe’s precious metal mines, BMO Capital Markets primarily analyzed the multiple of price to net asset value based on the median of equity research analyst estimates of the net asset value at the date of each precedent transaction available to BMO Capital Markets. BMO Capital Markets analyzed these multiples for select transactions since 2016.

The selected precedent precious metals producer transactions were:

Date	Acquirer	Asset / Target
September 2018	Barrick Gold Corp.	Randgold Resources Ltd.
September 2018	Great Panther Silver Ltd.	Beadell Resources Ltd.
September 2018	Equinox Gold Corp.	Mesquite Gold Mine (New Gold Inc.)
August 2018	Northern Star Resources Ltd.	Pogo Gold Mine (Sumitomo Metal Mining Co. Ltd. / Sumitomo Corp.)
March 2018	Gold Fields Ltd.	Asanko Gold Mine (Asanko Gold Inc.)
March 2018	Alio Gold Inc.	Rye Patch Gold Corp.
March 2018	Hecla Mining Co.	Klondex Mines Ltd.
February 2018	Leagold Mining Corp.	Brio Gold Inc.
January 2018	First Majestic Silver Corp.	Primero Mining Corp.
December 2017	F&M Gold Resources Ltd. / Africa Finance Corp.	Bonikro Mine (Newcrest Mining Ltd.)
November 2017	Aurelia Metals Ltd.	Peak Mines (New Gold Inc.)
October 2017	Harmony Gold Mining Co. Ltd.	Moab Khotsong Mine, Great Noligwa Mine and related infrastructure (AngloGold Ashanti Ltd.)
September 2017	Alamos Gold Inc.	Richmont Mines Inc.
April 2017	Shandong Gold Mining Co. Ltd.	Veladero Mine (Barrick Gold Corp.)
January 2017	Leagold Mining Corp.	Los Filos Mine (Goldcorp Inc.)
December 2016	Sibanye Gold Ltd.	Stillwater Mining Co.
September 2016	Kirkland Lake Gold Ltd.	Newmarket Gold Inc.
July 2016	Premier Gold Mines Ltd.	Mercedes Mine (Yamana Gold Inc.)
May 2016	Yintai Resources Co. Ltd.	White Mountain and Tanjianshan Mines and Eastern Dragon Development Project (Eldorado Gold Corp.)
April 2016	China National Gold Group	Jinfeng Mine (Eldorado Gold Corp.)
March 2016	Silver Standard Resources Inc.	Claude Resources Inc.
February 2016	Tahoe Resources Inc.	Lake Shore Gold Corp.

BMO Capital Markets calculated the range and median of multiples observed and selected the representative transaction multiple ranges described below:

	Low	High	Median	Representative Ranges
Price / Net Asset Value (1)	0.4x	1.6x	1.1x	Primarily silver mines: 0.9x to 1.1x Primarily gold mines: 0.7x to 0.9x

Low, high and median price to net asset value multiples are based on the selected precedent transactions with multiple equity research analyst net asset value estimates available to BMO Capital Markets.

With respect to deriving a reference range for Tahoe’s La Arena II Project, BMO Capital Markets primarily analyzed the multiple of enterprise value to contained mineral resources at the date of each precedent transaction. BMO Capital Markets analyzed these multiples for select transaction since 2009.

The selected precedent transactions were:

Date	Acquirer	Asset / Target
June 2018	Mitsubishi Corp.	Quellaveco Project (Anglo American plc)
April 2018	Empresas Copec S.A.	Mina Justa Project (Minsur S.A.)
April 2016	Nevsun Resources Ltd.	Reservoir Minerals Inc.
April 2016	Reservoir Minerals Inc.	Timok Project (Freeport-McMoRan Inc.)
August 2015	Goldcorp Inc.	El Morro Project (New Gold Inc.)
May 2015	Zijin Mining Group Co. Ltd.	Kamoa-Kakula Project (Ivanhoe Mines Ltd.)
November 2014	Antofagasta plc	Duluth Metals Ltd.
September 2014	Taseko Mines Ltd.	Curis Resources Ltd.
July 2014	Saudi Arabian Mining Company	Jabal Sayid Project (Barrick Gold Corp.)
June 2014	First Quantum Minerals Ltd.	Lumina Copper Corp.
April 2014	MMG Ltd. Consortium	Las Bambas Project (Glencore Xstrata plc)
February 2014	HudBay Minerals Inc.	Augusta Resource Corp.
October 2012	Cupric Canyon Capital LP	Hana Mining Ltd.
July 2011	Stillwater Mining Co.	Peregrine Metals Ltd.
April 2011	Capstone Mining Corp.	Far West Mining Ltd.
January 2011	HudBay Minerals Inc.	Norsemont Mining Inc.
October 2010	Equinox Minerals Limited	Citadel Resource Group
October 2010	First Quantum Minerals Ltd.	Antares Minerals Inc.
September 2010	Jinchuan Group Ltd.	Continental Minerals Corp.
July 2010	Thompson Creek Metals Company Inc.	Terrane Metals Corp.
March 2010	China Sci-Tech Holdings Ltd.	Chariot Resources Ltd.
January 2010	Goldcorp Inc.	El Morro Project (Xstrata plc)
December 2009	Tongling Nonferrous Metals Group Holdings Co. Ltd. / China Railway Construction Corp. Ltd.	Corriente Resources Inc.
November 2009	First Quantum Minerals Ltd.	Kiwara plc
October 2009	Mercator Minerals Ltd.	Stingray Copper Inc.
February 2009	Quadra Mining Ltd.	Centenario Copper Corp.
July 2008	Inmet Mining Corp.	Petaquilla Copper Ltd.
April 2008	Teck Cominco Ltd.	Global Copper Corp.
January 2008	Jinchuan Resources Ltd.	Tyler Resources Inc.

BMO Capital Markets calculated the range and median of multiples observed and selected the representative transaction multiple ranges described below:

	Low	High	Median	Representative Range
Enterprise Value / Contained Mineral Resources (lb Cu eq.)	0.27¢	48.64¢	4.21¢	1.00¢ to 1.30¢

BMO Capital Markets applied the representative ranges for Tahoe’s material assets described above to the estimated net asset value reference ranges for Tahoe’s material assets indicated by the net asset value analysis or contained mineral resources, as applicable. The weighted average price to net asset value ratio representative range of Tahoe’s material assets was applied to the median of equity research analyst net asset value estimates available to BMO Capital Markets for Tahoe’s exploration assets and to the Unallocated Expenses. An implied per Tahoe Share equity value reference range was calculated by adjusting the sum of the calculated reference ranges of Tahoe’s material assets, exploration assets and Unallocated Expenses for: (i) Tahoe’s estimated net indebtedness as at December 31, 2018 as provided by management of Tahoe; and (ii) the fully diluted Tahoe Shares outstanding.

The precedent transaction analysis indicated the approximate reference ranges summarized in the table below.

	Representative Range		Reference Range
	Low	High	Low	High
Primarily Silver Producing Asset (1)	0.9x NAV	1.1x NAV	US$526 million	US$643 million
Primarily Gold Producing Assets (2)	0.7x NAV	0.9x NAV	US$646 million	US$830 million
La Arena II Project	1.00¢/lb Cu eq.	1.30¢/lb Cu eq.	US$95 million	US$122 million
Exploration	0.8x NAV	1.0x NAV	US$55 million	US$69 million
Mining Assets (aggregate)			US$1,315 million	US$1,657 million
Unallocated Expenses	0.8x NAV	1.0x NAV	(US$160 million)	(US$201 million)
Net Indebtedness (estimated as at December 31, 2018)			(US$78 million)
Implied Equity Value			US$1,077	US$1,378
Fully diluted Tahoe Shares outstanding			314 million
Implied Equity Value per Tahoe Share			US$3.43	US$4.39

Notes:
(1) Escobal Mine
(2) La Arena Oxide Mine, Shahuindo Mine and Timmins Mines

No company or transaction utilized in the precedent transactions analysis is identical to Tahoe, any of Tahoe’s material assets, Pan American or the Arrangement. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the differences between Tahoe, Tahoe’s material assets, Pan American and the Arrangement and the companies and transactions to which they are being compared as well as other factors that could affect transaction values.

Comparable Trading Analysis

BMO Capital Markets reviewed publicly-traded precious metal producer companies and base metal development companies to assess if a comparable trading analysis might be relevant to its analysis.

With respect to the publicly traded precious metal producer companies reviewed, BMO Capital Markets primarily analyzed the multiple of price to net asset value based on the median of equity research analyst estimates of the net asset value available to BMO Capital Markets as at November 13, 2018.

The selected comparable silver production companies were:

Alamos Gold Inc.	Hecla Mining Co.
Centerra Gold Inc.	Hochschild Mining plc
Coeur Mining Inc.	IAMGOLD Corp.
Detour Gold Corp.	New Gold Inc.
Eldorado Gold Corp.	OceanaGold Corp.
Endeavour Silver Corp.	Pretium Resources Inc.
First Majestic Silver Corp.	SSR Mining Inc.
Fortuna Silver Mines Inc.	Yamana Gold Inc.
Fresnillo plc

BMO Capital Markets calculated the range and median of multiples observed and selected the representative transaction multiple ranges described below:

	Low	High	Median	Representative Ranges
Price / Net Asset Value	0.3x	1.2x	0.5x	Primarily silver mines: 0.8x to 1.0x Primarily gold mines: 0.5x to 0.7x

With respect to the publicly traded base metal development companies reviewed, BMO Capital Markets primarily analyzed the multiple of enterprise value to contained mineral resources.

The selected comparable base metal development companies were:

Excelsior Mining Corp.	Northern Dynasty Minerals Ltd.
Filo Mining Corp.	Panoro Minerals Ltd.
MOD Resources Ltd.	Polymet Mining Corp.
Nevada Copper Corp.	Trilogy Metals Inc.
NGEx Resources Inc.	Western Copper and Gold Corp.

BMO Capital Markets calculated the range and median of multiples observed and selected the representative transaction multiple ranges described below:

	Low	High	Median	Representative Range
Enterprise Value / Contained Mineral Resources (lb Cu eq.)	0.13¢	3.87¢	0.91¢	0.70¢ to 1.00¢

BMO Capital Markets applied the representative ranges for Tahoe’s material assets described above to the estimated net asset value reference ranges for Tahoe’s material assets indicated by the net asset value analysis or estimated mineral resource, as applicable. The weighted average price to net asset value ratio representative range of Tahoe’s material assets was applied to the median of equity research analyst net asset value estimates available to BMO Capital Markets for Tahoe’s exploration assets and to the Unallocated Expenses. An implied per Tahoe Share equity value reference range was calculated by adjusting the sum of the calculated reference ranges of Tahoe’s material assets, exploration assets and Unallocated Expenses for: (i) Tahoe’s estimated net indebtedness as at December 31, 2018 as provided by management of Tahoe; and (ii) the fully diluted Tahoe Shares outstanding.

The comparable trading analysis indicated the approximate reference ranges summarized in the table below.

	Representative Range		Reference Range
	Low	High	Low	High
Primarily Silver Producing Asset(1)	0.8x NAV	1.0x NAV	US$468 million	US$585 million
Primarily Gold Producing Assets(2)	0.5x NAV	0.7x NAV	US$462 million	US$646
La Arena II Project	0.70¢/lb Cu eq.	1.00¢/lb Cu eq.	US$62 million	US$88 million
Exploration	0.6x NAV	0.8x NAV	US$44 million	US$58 million
Mining Assets (aggregate)			US$1,034	US$1,376
Unallocated Expenses	0.6x NAV	0.8x NAV	(US$126 million)	(US$168 million)
Net Indebtedness (estimated as at December 31, 2018)			(US$78 million)
Implied Equity Value			US$829 million	US$1,130
Fully diluted Tahoe Shares outstanding			314 million
Implied Equity Value per Tahoe Share			US$2.64	US$3.60

Notes:
(1) Escobal Mine
(2) La Arena Oxide Mine, Shahuindo Mine and Timmins Mines

No company utilized in the comparable trading analysis is identical to Tahoe, any of Tahoe’s material assets or Pan American. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the differences between Tahoe, Tahoe’s material assets and Pan American and the companies to which they are being compared as well as other factors that could affect trading values.

Other Factors Considered

Although not forming part of its financial analysis, BMO Capital Markets considered a number of other factors in arriving at the BMO Fairness Opinion, including the following:

•

the historical trading prices of Tahoe Shares on the NYSE during the 52-week period ended November 13, 2018, which indicate a 52-week intraday low to high per share price range for Tahoe Shares of US$2.20 to US$5.63;

•

forward price targets for Tahoe Shares, as at November 13, 2018, as reflected in equity research analyst reports available to BMO Capital Markets, which indicate a forward price target range for Tahoe Shares of US$2.86 to US$5.67;

•

the premiums implied by the Consideration relative to the closing price, 20-day VWAP, and the 30- day VWAP of Tahoe Shares on the NYSE based on the closing price, 20-day VWAP and 30-day VWAP of Pan American Shares on the Nasdaq as at November 13, 2018, which were 54%, 42%, and 36%, respectively, excluding the Pan American Shares that could be payable pursuant to the CVRs and 86%, 71% and 64%, respectively, including the Pan American Shares that could be payable pursuant to the CVRs;

•

illustrative scenarios for Tahoe incorporating a scenario analysis of the timing of production at Tahoe’s Escobal Mine and the illustrative impact on the implied reference ranges of the precedent transaction analysis, the comparable trading analysis and the Consideration, including scenarios where no Pan American Shares are issuable pursuant to the CVRs; and

•

illustrative post transaction trading scenarios for Pan American based on the multiple of price to net asset value using the median of equity research analyst estimates of the net asset value at November 13, 2018 available to BMO Capital Markets for Pan American, Tahoe and other select precious metal producing companies.

Treatment of Tahoe Convertible Securities

Tahoe PSAs

Pursuant to the Plan of Arrangement, each Tahoe PSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe PSA Plan and will be settled by Tahoe issuing to the Tahoe PSA Holder one Tahoe Share, less any amounts entitled to be withheld (see “The Arrangement – Withholding Rights”) and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe PSA Holder as fully paid and non-assessable shares in the capital of Tahoe; provided that no share certificates will be issued with respect to such shares.

Tahoe DSAs

Pursuant to the Plan of Arrangement, each Tahoe DSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan and will be settled by Tahoe issuing to the Tahoe DSA Holder one Tahoe Share less any amounts entitled to be withheld (see “The Arrangement – Withholding Rights”) and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe DSA Holder as fully paid and non-assessable shares in the capital of Tahoe; provided that no share certificates will be issued with respect to such shares.

Tahoe RSAs

Pursuant to the Plan of Arrangement, each Tahoe RSA outstanding immediately prior to the Effective Time that is held by a Tahoe RSA Holder will immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan. There are currently no Tahoe RSAs outstanding.

Tahoe SARs

Pursuant to the Plan of Arrangement, each Tahoe SAR outstanding immediately prior to the Effective Time and all rights in respect thereof, all of which are out-of-the-money, will be cancelled and terminated without any payment in respect thereof.

Tahoe Options

Pursuant to the Plan of Arrangement, each Tahoe Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option granted by Pan American to acquire that number of Pan American Shares equal to: (a) the number of Tahoe Shares that were issuable upon exercise of such Tahoe Option immediately prior to the Effective Time; multiplied by (b) the Exchange Ratio, rounded down to the nearest whole number of Pan American Shares. Such Replacement Option will have an exercise price per Pan American Share equal to the quotient determined by dividing: (x) the exercise price per Tahoe Share at which such Tahoe Option was exercisable immediately prior to the Effective Time, by (y) the Exchange Ratio, rounded up to the nearest whole cent.

Except as set out above, the terms of each Replacement Option will be the same as the terms of the Tahoe Option exchanged therefor pursuant to any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Tahoe Option would otherwise exceed the Tahoe Option In-The-Money Amount in respect of the Replacement Option, the number of Pan American Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Tahoe Option In-The-Money Amount in respect of the Tahoe Option and the ratio of the amount payable to acquire such Pan American Shares to the value of such Pan American Shares to be acquired will be unchanged.

Approval of Arrangement Resolution

At the Tahoe Meeting, the Tahoe Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix “A” to this Tahoe Circular. In order for the Arrangement to become effective, as provided in the Interim Order and by the BCBCA, the Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting; and (ii) a simple majority of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting, excluding the votes cast in respect of Tahoe Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101) (see “The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – Multilateral Instrument 61-101”). Should Tahoe Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed.

The Tahoe Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Tahoe Shareholders vote FOR the Arrangement Resolution. See “The Arrangement — Recommendation of the Tahoe Board” above.

Voting Agreements

On November 14, 2018, in connection with the Arrangement, (i) each of the Tahoe Locked-up Shareholders entered into a Tahoe Voting Agreement with Pan American; and (ii) each of the Pan American Locked-up Shareholders entered into a Pan American Voting Agreement with Tahoe.

As of November 14, 2018, Tahoe Locked-up Shareholders, collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 5,264,975 Tahoe Shares, 1,693,300 Tahoe Options, 247,800 Tahoe DSAs, nil Tahoe RSAs and 339,000 Tahoe PSAs, representing approximately 1.7% of the outstanding Tahoe Shares on a non-diluted basis and approximately 2.4% of the outstanding Tahoe Shares on a partially-diluted basis, assuming the exercise or vesting of their Tahoe Options, Tahoe DSAs and Tahoe PSAs.

As of November 14, 2018, Pan American Locked-up Shareholders, collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,228,322 Pan American Shares, 495,452 Pan American Options and 99,874 Pan American RSUs, representing approximately 2.1% of the outstanding Pan American Shares on a non-diluted basis and approximately 2.6% of the outstanding Pan American Shares on a partially-diluted basis, assuming the exercise or vesting of their Pan American Options and Pan American RSUs.

Pursuant to the terms of the Voting Agreements, each of the Locked-up Shareholders has agreed, subject to the terms and conditions of the Voting Agreements, among other things, to vote all of the Tahoe Shares or Pan American Shares, as applicable, owned legally or beneficially, directly or indirectly, or controlled or directed, by such Locked-up Shareholder, including any Tahoe Shares or Pan American Shares, as applicable, issuable upon the exercise or conversion of convertible securities of Tahoe and Pan American, respectively (the “Shareholder Shares”) FOR the Arrangement Resolution or the Pan American Resolutions, as applicable. The Locked-up Shareholders have also agreed to vote the Shareholder Shares against any Acquisition Proposal or Alternative Transaction, as applicable, and against any other action that is intended or could reasonably be expected to prevent, impede, interfere with or delay the consummation of the Arrangement or the transactions contemplated therein. Except as otherwise noted therein, nothing in the Voting Agreements will restrict, limit or prohibit a Locked-up Shareholder from taking any action in his or her capacity as director or officer of Tahoe or Pan American, as applicable, that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of Tahoe or Pan American, respectively, under applicable Law.

Except as otherwise noted in the Voting Agreements, each Locked-up Shareholder has covenanted and agreed that it will, among other things:

(i)

not, without prior consent and subject to certain exceptions contained in the Voting Agreements, sell, transfer, tender, deposit, pledge, encumber, grant a security interest in or option over, or otherwise dispose of or convey, any of the Shareholder Shares or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(ii)	not grant or agree to grant any proxy or other right to vote any Shareholder Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote;

(iii)	not requisition or call meetings of Tahoe Shareholders or Pan American Shareholders, as applicable;

(iv)	not exercise any securityholder rights or remedies available at Law to:

(a)	requisition or join in the requisition of a meeting of Tahoe Shareholders or Pan American Shareholders, as applicable; or

(b)	take any other action of any kind which would reasonably be expected to delay or interfere with the successful completion of the Arrangement;

(v)	waive any and all rights of to dissent with respect to the Arrangement;

(vi)	vote, or cause to be voted, any Shareholder Shares against any transaction other than the Arrangement; and

(vii)

take all such steps as are necessary to ensure that, immediately prior to the Arrangement becoming effective, all of the Shareholder Shares of such Locked-up Shareholder will be held with good and marketable title thereto.

Except as otherwise noted in the Voting Agreements, and unless extended by mutual agreement of the parties thereto, the Voting Agreements will automatically terminate on the earlier of (i) the Effective Date, and (ii) the date the Arrangement Agreement is terminated in accordance with its terms.

The Pan American Voting Agreements have been publicly filed under Tahoe’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and the foregoing summary of the Voting Agreements is qualified in its entirety by reference to the terms of the Voting Agreements.

Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date, being the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the filings required under the BCBCA have been filed with the British Columbia registrar. Completion of the Arrangement is expected to occur on or about February 26, 2019; however, it is possible that completion may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event will completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement.

Procedure for Exchange of Tahoe Shares

Letter of Transmittal

At the time of sending this Tahoe Circular to each Tahoe Shareholder, Tahoe is also sending the Letter of Transmittal to each Registered Tahoe Shareholder. The Letter of Transmittal is only for use by Registered Tahoe Shareholders and is not to be used by Non-Registered Tahoe Shareholders. In order to receive the Consideration that a Registered Tahoe Shareholder is entitled to receive under the Arrangement, each Registered Tahoe Shareholder must deliver a properly completed and duly executed Letter of Transmittal, along with the accompanying certificate(s) or DRS Statement, as applicable, representing his or her Tahoe Shares to the Depositary. It is recommended that Registered Tahoe Shareholders complete, sign and return the Letter of Transmittal along with the accompanying certificate(s) or DRS Statement representing the Tahoe Share to the Depositary as soon as possible.

Copies of the Letter of Transmittal may be obtained by contacting the Depositary. The Letter of Transmittal will also be available under Tahoe’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Pan American reserves the right, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it and any such waiver will be binding upon the affected Tahoe Shareholder. The granting of a waiver to one or more Tahoe Shareholders does not constitute a waiver for any other Tahoe Shareholder. Pan American reserves the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement.

The method used to deliver the Letter of Transmittal and any accompanying certificate(s) or DRS Statement representing Tahoe Shares is at the option and risk of the Tahoe Shareholder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Tahoe recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) or DRS Statement deposited therewith, the certificate(s) or DRS Statement, as applicable, must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

Tahoe Shareholders whose Tahoe Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing their Tahoe Shares and should follow the instructions of such nominee in order to make their election and deposit their Tahoe Shares.

Election and Procedure

Each Registered Tahoe Shareholder will have the right prior to the Election Deadline to elect to receive in exchange for each Tahoe Share held, either the Cash Consideration or the Share Consideration, subject in each case to proration based on the Aggregate Cash Consideration of US$275,000,000 and a maximum of 56,074,675 Pan American Shares to be issued, in addition to one CVR.

To make a valid election, a Registered Tahoe Shareholder must deliver a properly completed and duly executed Letter of Transmittal, the certificate(s) or DRS Statement representing their Tahoe Shares, together with all other documents required by the Depositary, to the Depositary no later than 4:30 p.m. (Vancouver time) on January 3, 2019, or the third Business Day immediately prior to the date of any adjournment or postponement of the Tahoe Meeting. If a new Election Deadline is determined, notice of the new Election Deadline will be published.

The determination of the Depositary as to whether elections have been properly made and when elections were received by it will be binding. IF THE DEPOSITARY DOES NOT RECEIVE THE REQUIRED DOCUMENTATION OR THE TAHOE SHAREHOLDER FAILS TO MAKE A PROPER ELECTION BY THE ELECTION DEADLINE (OR ANY EXTENSION THEREOF), TAHOE SHAREHOLDERS WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE SHARE CONSIDERATION IN RESPECT OF EACH TAHOE SHARE HELD.

Proration

With respect to payment of Cash Consideration and Share Consideration to the Tahoe Shareholders under the Plan of Arrangement:

(i)	the aggregate cash payable to Tahoe Shareholders will equal the Aggregate Cash Consideration;

(ii)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of Tahoe Shares for which a Cash Election is made exceeds the Aggregate Cash Consideration, then the consideration payable under the Plan of Arrangement for each Cash Election Share will consist of:

(a)	a cash payment in an amount equal to the Aggregate Cash Consideration divided by the aggregate number of Cash Election Shares; and

(b)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which US$3.40 exceeds the cash payment described in subparagraph (ii)(a) above; and

(iii)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of the Cash Election Shares is less than the Aggregate Cash Consideration, then the consideration payable under the Plan of Arrangement for each Tahoe Share in respect of which a Share Election is made will consist of:

(c)

a cash payment in an amount equal to the amount by which the Aggregate Cash Consideration exceeds the aggregate cash payable in respect of the Cash Election Shares, divided by the aggregate number of Share Election Shares; and

(d)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which US$3.40 exceeds the cash payment described in subparagraph (iii)(a) above.

Exchange Procedure

On the Effective Date, each Tahoe Shareholder (other a Dissenting Tahoe Shareholder) who has surrendered to the Depositary, certificate(s) or DRS Statement representing one or more outstanding Tahoe Shares and made a valid election in accordance with the provisions of the Plan of Arrangement and the instructions in the Letter of Transmittal will, following completion of the transactions described under the heading “The Arrangement – Principal Steps to the Arrangement”, be entitled to receive, and the Depositary will deliver to such Tahoe Shareholder as soon as practicable after following the Effective Time, a Rights Certificate representing the applicable number of CVRs, certificate(s) or DRS Statement, as applicable, representing the applicable number of Pan American Shares comprising the Cash Consideration and/or a cheque representing the applicable amount of Cash Consideration that such Tahoe Shareholder is entitled to receive in accordance with the terms of the Arrangement. The Consideration will be registered in or made payable to such name or names as directed in the Letter of Transmittal and will be either (i) sent to the address or addresses as such Tahoe Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the former Tahoe Shareholder in the Letter of Transmittal.

A Registered Tahoe Shareholder that does not submit an effective Letter of Transmittal prior to the Effective Date will be deemed to have elected to receive the Share Consideration and may take delivery of the Rights Certificate representing the CVRs and certificate(s) or DRS Statement, as applicable, representing the applicable number of Pan American Shares that such Tahoe Shareholder is entitled to receive in accordance with the terms of the Arrangement, by delivering the certificate(s) or DRS Statement representing Tahoe Shares formerly held by it to the Depositary at the office indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date. Such certificate(s) or DRS Statement must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require.

After the Effective Time and until surrendered for cancellation up to the sixth anniversary of the Effective Date, each certificate(s) or DRS Statement that immediately prior to the Effective Time represented one or more Tahoe Shares will, following completion of the transactions described under the heading “The Arrangement – Principal Steps to the Arrangement”, be deemed to represent only the right to receive in exchange therefor the Rights Certificate representing the CVRs, certificate(s) or DRS Statement, as applicable, representing the applicable number of Pan American Shares and/or a cheque representing the applicable amount of cash that such Tahoe Shareholder is entitled to receive in accordance with their election (or deemed election) and the terms of the Arrangement.

The exchange of Tahoe Shares for the Consideration in respect of Non-Registered Tahoe Shareholders is expected to be made with the Non-Registered Tahoe Shareholders’ broker, investment dealer, bank, trust company or other nominee account through the procedures in place for such purposes between CDS & Co. (or Cede & Co., in the case of some Tahoe U.S. Shareholders) and such nominee. Non-Registered Tahoe Shareholders should contact their nominee if they have any questions regarding this process and to arrange for their nominee to complete the necessary steps to ensure that they receive the Consideration in respect of their Tahoe Shares.

Lost, Stolen or Destroyed Certificates

In the event any certificate or DRS Statement which immediately prior to the Effective Time represented one or more outstanding Tahoe Shares that are ultimately entitled to Consideration will have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Tahoe, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Pan American and the Depositary (acting reasonably) in such sum as Pan American and the Depositary may direct or otherwise indemnify Pan American and the Depositary in a manner satisfactory to Pan American and the Depositary, acting reasonably, against any claim that may be made against Pan American or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Election Form

Each Tahoe DSA Holder and Tahoe PSA Holder will have the right to elect in the Election Form to receive for each Tahoe Share to be issued in respect of their Tahoe DSAs and Tahoe PSAs, as applicable, pursuant to the Plan of Arrangement, either US$3.40 in cash or 0.2403 of a Pan American Share, subject in each case to proration, in addition to one CVR.

To make a valid election in respect of the Consideration that a holder is entitled to receive under the Arrangement (subject to proration), Tahoe DSA Holders and Tahoe PSA Holders must sign and make a proper election in the Election Form and return it to the Depositary as soon as possible and in any event no later than 4:30 p.m. (Vancouver time) on January 3, 2019 or the third business day immediately prior to the date of any adjournment or postponement of the Tahoe Meeting. If a new Election Deadline is determined, notice of the new Election Deadline will be published.

The determination of the Depositary as to whether elections have been properly made and when elections were received by it will be binding. IF THE DEPOSITARY DOES NOT RECEIVE THE REQUIRED DOCUMENTATION OR THE TAHOE PSA HOLDER OR TAHOE DSA HOLDER FAILS TO MAKE A PROPER ELECTION BY THE ELECTION DEADLINE (OR ANY EXTENSION THEREOF), SUCH HOLDERS WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE SHARE CONSIDERATION IN RESPECT OF EACH TAHOE SHARE TO BE ISSUED UNDER THE PLAN OF ARRANGEMENT.

Mail Services Interruption

Notwithstanding the provisions of the Arrangement, this Tahoe Circular and the Letter of Transmittal, certificates or DRS Statements, as applicable, and Rights Certificates representing Share Consideration and CVRs, respectively, and cheques representing the Cash Consideration in payment for Tahoe Shares deposited pursuant to the Arrangement and any DRS Statements or certificate(s), as applicable, representing Tahoe Shares to be returned will not be mailed if Pan American determines that delivery thereof by mail may be delayed.

Persons entitled to Rights Certificates, DRS Statements, certificates, cheques and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited Rights Certificates, DRS Statements or certificate(s), as applicable, representing Tahoe Shares in respect of which CVRs and Pan American Shares or cash are being issued were originally deposited upon application to the Depositary until such time as Pan American has determined that delivery by mail will no longer be delayed.

No Fractional Shares to be Issued

A Tahoe Shareholder who would otherwise receive a fraction of a Pan American Share pursuant to the Plan of Arrangement will receive an equivalent cash payment in lieu of such fractional share calculated by ascribing to each whole Pan American Share the Pan American Share Value. All calculations of Pan American Share consideration to be received under the Plan of Arrangement will be rounded up or down to four decimal places. In any case where the aggregate amount of cash payable to a particular Tahoe Shareholder under this Plan of Arrangement would, but for Section 3.6 of the Plan of Arrangement, include a fraction of a cent, the consideration payable will be rounded up to the nearest whole cent. As a result of such payments in lieu and rounding, it is possible that the actual amount of cash paid in consideration for the Tahoe Shares, in the aggregate, may exceed the Aggregate Cash Consideration.

Pursuant to the Rights Indenture, the aggregate number of Pan American Shares issued for each CVR on the Payment Date will be rounded down to the nearest whole share, as is appropriate in the circumstances.

Withholding Rights

Pan American, Tahoe and the Depositary, as applicable, will be entitled to deduct and withhold from any Consideration or to set off against any other amount (including, salary, severance or similar payments in respect of employment of the termination of employment) payable or otherwise deliverable to any former Tahoe Securityholder such amounts as Pan American, Tahoe and the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of taxes, payroll deductions, or similar amounts. To the extent that such amounts are so deducted and withheld or set off, such amounts will be treated for all purposes of the Arrangement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any former Tahoe Securityholder exceeds the cash component, if any, of the Consideration otherwise payable to such holder and any amount set off under the Plan of Arrangement, Pan American, Tahoe or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration otherwise payable to such holder in the form of Pan American Shares as is necessary to provide sufficient funds to enable Pan American, Tahoe or the Depositary, as applicable, to comply with such deduction and/or withholding requirements and Pan American, Tahoe and the Depositary, as applicable, will notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

In addition, each of Pan American and the Rights Agent will be entitled to deduct and withhold from any amounts or property to be issued, paid, assigned or conveyed under the Rights Indenture, such amounts as Pan American or the Rights Agent, as the case may be, is required to deduct and withhold with respect to such payment or transfer under the Tax Act or any provision of federal, provincial, state, local or foreign tax law (including, for the avoidance of doubt, U.S. federal income tax law if applicable). Pan American or the Rights Agent, as applicable, may sell or otherwise dispose of such Pan American Shares otherwise payable to a CVR Holder under the Rights Indenture as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements. In lieu of withholding such amounts, Pan American and the Rights Agent will be entitled to otherwise recover or to require a CVR Holder to provide for such applicable taxes. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the relevant CVR Holder, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Treatment of Dividends

No Tahoe Securityholder will be entitled to receive any consideration with respect to Tahoe Securities other than the Consideration to which such holder is entitled in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith

Cancellation of Rights after Six Years

If any former Tahoe Shareholder fails to deliver to the Depositary the certificate(s) or DRS Statement, as applicable, documents or instruments required to be delivered to the Depositary under the Arrangement Agreement in order for such former Tahoe Shareholder to receive the Consideration which such former holder is entitled pursuant to the Arrangement to receive on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Pan American or its successors, any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate(s) or DRS Statement representing Tahoe Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Pan American (or any successor of Pan American), for no consideration. Any payment of consideration made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment that remains outstanding on the sixth anniversary of the Effective Date will cease to represent a right or claim of any kind or nature and the right of the former Tahoe Shareholder to receive the Consideration to which such holder is entitled pursuant to the Plan of Arrangement will terminate and be deemed to be surrendered and forfeited to Pan American (or any successor of Pan American), for no consideration. None of Tahoe or Pan American, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Tahoe or Pan American or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Accordingly, former Tahoe Shareholders who deposit with the Depositary certificates or a DRS Statement representing Tahoe Shares after the sixth anniversary of the Effective Date will not receive Pan American Shares or any other consideration in exchange therefor and will not own any interest in Tahoe or, Pan American, and will not be paid any compensation.

Court Approval of the Arrangement

An arrangement under the BCBCA requires Court approval.

Interim Order

On December 4, 2018, Tahoe obtained the Interim Order providing for the calling and holding of the Tahoe Meeting, the Dissent Rights and certain other procedural matters. The text of the Interim Order is set out in Appendix “E” to this Tahoe Circular. The application submitted to the Court, as contemplated by the Arrangement Agreement, will inform the Court of the intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance of (i) the Pan American Shares and CVRs to Tahoe Shareholders and (ii) the Replacement Options to be issued to Tahoe Optionholders, in each case pursuant to the Arrangement. The Interim Order will specify that each Tahoe Shareholder and Tahoe Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement in accordance with the procedures set out in the Interim Order and in accordance with the requirements of the Section 3(a)(10) Exemption.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Tahoe Shareholders at the Tahoe Meeting in the manner required by the Interim Order, Tahoe intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is currently scheduled for January 10, 2019 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. Any Tahoe Shareholder, Tahoe Optionholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on January 8, 2019, along with any other documents required, all as set out in the Interim Order and the Notice of Petition, the text of which are set out in Appendix “E” to this Tahoe Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those persons having previously filed and served a response to petition will be given notice of the adjournment. The Final Order, if granted, will constitute the basis for the Section 3(a)(10) Exemption with respect to the issuance of (i) the Pan American Shares and CVRs to Tahoe Shareholders and (ii) the Replacement Options to be issued to Tahoe Optionholders, in each case pursuant to the Arrangement.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Tahoe and/or Pan American may determine not to proceed with the Arrangement.

The Parties have agreed that the Plan of Arrangement will be carried out with the intention that: (i) all Pan American Shares and CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the Section 3(a)(10) Exemption and exemptions from applicable state Securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; (ii) all Replacement Options to be issued to Tahoe Optionholders in exchange for their Tahoe Options pursuant to the Plan of Arrangement will be issued and exchanged in reliance upon the Section 3(a)(10) Exemption; (iii) the Pan American Shares continue to be registered pursuant to Section 12(b) of the U.S. Exchange Act; (iv) the CVRs will be issued pursuant to the Section 3(a)(10) Exemption and will be freely transferable securities other than those held by “affiliates” of Pan American, as defined in Rule 144 thereunder; and (v) the Pan American Shares issuable upon conversion of the CVRs will, if issued, be issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(9) thereof, will be freely transferable securities other than those held by “affiliates” of Pan American, as defined in Rule 144 thereunder and will not bear a U.S. restrictive legend. Pan American has agreed that as of the Effective Date, Pan American will register the CVRs as a class of equity securities under Section 12(g) of the U.S. Exchange Act, and will comply with all reporting and other obligations relating to the CVRs as required under the U.S. Exchange Act; provided, however, that no such filing or registration is required if it is determined that there are not the requisite number of holders of CVRs to require registration under Section 12(g) of the U.S. Exchange Act. Tahoe Optionholders entitled to received Replacement Options are advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Pan American in reliance on the Section 3(a)(10) Exemption, but such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Pan American Shares issuable upon the exercise of the Replacement Options will be registered by Pan American on a registration statement on Form S-8 under the U.S. Securities Act so that such underlying Pan American Shares will be freely transferable by holders that are not, and have not been for the preceding 90 days, “affiliates” of Pan American, as such term is defined in Rule 144. See “The Arrangement – Regulatory Law Matters and Securities Law Matters – United States Securities Law Matters” below.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Hearing of Petition attached as part of the Court materials at Appendix “E” to this Tahoe Circular. The Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Regulatory Approvals

The Tahoe Shares are listed and posted for trading on the TSX and NYSE and the Pan American Shares are listed and posted for trading on the TSX and on Nasdaq. It is a condition of the Arrangement that the TSX will have conditionally approved for listing the Pan American Shares to be issued in connection with the Arrangement and Nasdaq shall have received the appropriate notice to list such Pan American Shares. The TSX has conditionally approved the listing of the Pan American Shares to be issued under the Arrangement, subject to filing certain documents following the closing of the Arrangement. Pan American will provide the required notice to Nasdaq of the listing of the Pan American Shares to be issued in connection with the Arrangement prior to the closing of the Arrangement.

Regulatory Law Matters and Securities Law Matters

Other than the Final Order, Canadian Competition Approval, the approval (“Mexican Competition Approval”) from the Comisión Federal de Competencia Económica (or the Federal Economic Competition Commission) of Mexico (“COFECE”) and the necessary conditional approvals (or equivalent) as the case may be, of the TSX and Nasdaq having been obtained, Tahoe is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Tahoe currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Tahoe Shareholder Approval at the Tahoe Meeting, receipt of the Pan American Shareholder Approval at the Pan American Meeting, receipt of the Final Order, receipt of Canadian Competition Approval and Mexican Competition Approval and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to be on or about February 26, 2019.

Canadian Competition Approval

Part IX of the Competition Act (Canada) (the “Competition Act”) requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner of Competition (the “Commissioner”) where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or has been terminated early by the Commissioner.

Alternatively to, or in addition to, filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or, in the event that the Commissioner is not prepared to issue an ARC, a No-Action Letter. If the Commissioner issues an ARC, the parties are exempt from having to file a Notification; if the Commissioner issues a No-Action Letter, upon the request of the parties, the Commissioner can waive the parties’ requirement to submit a Notification where the parties have supplied substantially similar information as would have been supplied with their Notification (a “Waiver”).

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction. Pursuant to the Arrangement Agreement, the Parties submitted a request for an ARC to the Commissioner on November 22, 2018. On December 3, 2018, the Commissioner issued an ARC, exempting the Parties from filing a Notification and terminating the waiting period. The ARC prevents the Commissioner from bringing a challenge to the transactions contemplated by the Arrangement Agreement on substantially the same information that an ARC was issued, provided that the transactions close within one year of the date the ARC was issued (December 3, 2018).

Mexican Competition Approval

Under the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica; the “Competition Law”) there are certain monetary thresholds which trigger the obligation of economic agents to notify concentrations with COFECE and be approved before they are consummated.

After a concentration is notified by the parties, the COFECE has 10 business days to respond. During this period it may request additional information, documentation and/or clarifications, to which the notifying parties will have 10 additional business days to respond. Following this, COFECE has an additional 15 business days to make further requests, comments, inquiries, etc. and the parties will have an additional 15 business days period to respond. After the expiration of this period, COFECE has 60 business days to review the notification and issue its resolution on the concentration submitted for its analysis. If COFECE does not refuse the application during such period, the concentration will be cleared. The maximum period for receipt of clearance could be of up to 110 business days.

In certain cases an expedited review process may be available from COFECE. However, the Arrrangement does not qualify for this expedited process.

The Parties will be filing notifications to COFECE with respect to the Arrangement.

Canadian Securities Law Matters

Each Tahoe Shareholder is urged to consult such Tahoe Shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the CVRs and Pan American Shares issued pursuant to the Arrangement.

Status under Canadian Securities Laws

Tahoe is a reporting issuer in each of the provinces and territories of Canada. The Tahoe Shares currently trade on the TSX and NYSE. Pursuant to the Arrangement, Tahoe will merge with Subco and the Merged Company will be a wholly-owned subsidiary of Pan American. Following the Effective Date, the Tahoe Shares will be delisted from the TSX and NYSE (anticipated to be effective two or three Business Days following the Effective Date) and Pan American expects to apply to the applicable Canadian securities regulators to have Tahoe cease to be a reporting issuer.

Pan American is a reporting issuer in each of the provinces and territories of Canada. The Pan American Shares are listed and posted for trading on the TSX and Nasdaq.

Distribution and Resale of Pan American Shares under Canadian Securities Laws

The distribution of the CVRs and Pan American Shares (including Pan American Shares issuable on conversion of the CVRs) pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The CVRs and Pan American Shares (including Pan American Shares issuable on conversion of the CVRs) received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that: (i) the trade is not a “control distribution” as defined in National Instrument 45-102 –Resale of Securities, (ii) no unusual effort is made to prepare the market or to create a demand for Pan American Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling securityholder is an insider or officer of Pan American, the selling securityholder has no reasonable grounds to believe that Pan American is in default of applicable Securities Laws.

Multilateral Instrument 61-101

MI 61-101 regulates certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding “interested parties” or “related parties”, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of securityholders without their consent. MI 61-101 provides that, in certain circumstances, where a “related party” of an issuer (as defined in MI 61-101 and including directors, executive officers and shareholders holding over 10% of issued and outstanding shares of the issuer) is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to valuation and minority approval requirements and such related party will be an “interested party” (as defined in MI 61-101).

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a “related party” of Tahoe is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to services as an employee, director or consultant of Tahoe. MI 61-101 excludes from the meaning of collateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time of the transaction the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities he or she beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities it beneficially owns, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

The directors and officers of Tahoe may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Tahoe Shareholders. These interests include those described below. The Tahoe Special Committee and the Tahoe Board are aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Tahoe Shareholders.

Change of Control Payment and Acceleration of Awards

Pursuant to the terms of his employment contract with Tahoe, Kevin McArthur, Executive Chair and director of Tahoe, is entitled to receive a lump sum payment (the “Change of Control Payment”) equal to approximately US$1.13 million upon completion of the Arrangement. In addition, in accordance with the Tahoe Long Term Incentive Plan, the Tahoe DSAs held by Mr. McArthur will be accelerated and will vest and be exchanged for Tahoe Shares at the Effective Time.

Since Mr. McArthur holds more than 1% of the outstanding Tahoe Shares, the Change of Control Payment and Tahoe Shares issuable upon vesting of the Tahoe DSAs he may receive as a consequence of the Arrangement constitutes a “collateral benefit” for the purposes of MI 61-101.

Pursuant to the individual employment agreements or equivalent agreements Tahoe has entered into with certain executive officers, the completion of the Arrangement will also result in the payment by Tahoe of change of control payments or termination payments. Further, pursuant to the terms of the Tahoe Long Term Incentive Plan and the Tahoe PSA Plan, the Tahoe DSAs and Tahoe PSAs held by certain executive officers will be accelerated and immediately vest at the Effective Time. See “The Arrangement – Interests of Certain Persons in the Arrangement – Executive Officers”. However, since none of such executive officers of Tahoe individually hold more than 1% of the outstanding Tahoe Shares, such change of control payments or termination payments and/or the acceleration of the Tahoe DSAs and Tahoe PSAs each executive officer may be entitled receive as a consequence of the Arrangement will not constitute a “collateral benefit” for the purposes of MI 61-101 and therefore their Tahoe Shares will not need to be excluded from the minority approval of the Arrangement Resolution.

Minority Approval Requirements

As a result of the foregoing analysis, the minority approval requirements of MI 61-101 will apply in connection with the Arrangement and in addition to obtaining approval of the Arrangement Resolution by at least two thirds of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting, approval will also be sought from a simple majority of the votes cast by the Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting, excluding the votes of the “interested parties” whose votes may not be included in determining minority approval of a “business combination” under MI 61-101.

The table below sets forth the votes of interested parties (or related parties of interested parties) excluded for purposes of determining minority approval in accordance with MI 61-101:

Name	Number of Tahoe Shares to be Excluded
Kevin McArthur	3,769,335

Valuation Requirements

Tahoe is not required to obtain a formal valuation under MI 61-101 as no related party of Tahoe is, as a consequence of the Arrangement, directly or indirectly acquiring Tahoe or its business and neither the Arrangement nor the transactions contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which Tahoe would be required to obtain a formal valuation.

MI 61-101 also requires Tahoe to disclose any “prior valuations” (as defined in MI 61-101) of Tahoe or its material assets or securities made within the 24-month period preceding the date of this Tahoe Circular. After reasonable inquiry, neither Tahoe nor any director or officer of Tahoe has knowledge of any such prior valuation. Disclosure is also required for any bona fide prior offer for the Tahoe Shares during the 24 months before entry into the Arrangement Agreement. There has not been any such offer during such 24-month period.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal Securities Laws that may be applicable to Tahoe U.S. Securityholders. All Tahoe U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Pan American Shares or CVRs to be received in exchange for their Tahoe Shares pursuant to the Arrangement, or Pan American Shares to be received upon exercise of the Replacement Options, complies with applicable securities legislation.

Further information applicable to Tahoe U.S. Securityholders is disclosed under the heading “Note to United States Securityholders”.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Pan American Shares or CVRs, or the resale of these securities, within Canada by Tahoe Securityholders in the United States. Tahoe Securityholders in the United States reselling their Pan American Shares in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Tahoe Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The Pan American Shares and CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares and the Replacement Options to be issued to Tahoe Optionholders in exchange for their Tahoe Options, each pursuant to the Arrangement, will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the Section 3(a)(10) Exemption and exemptions provided under the Securities Laws of each state of the United States in which Tahoe U.S. Securityholders reside. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption with respect to the Pan American Shares and CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares and the Replacement Options to be issued to Tahoe Optionholders in exchange for their Tahoe Options, each pursuant to the Arrangement.

The Pan American Shares issuable upon conversion of the CVRs, if applicable, pursuant to the terms thereof, are not exempt pursuant to the Section 3(a)(10) Exemption and have not been registered under the U.S. Securities Act, but may be issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(9) of the U.S. Securities Act, which exempts from registration exchanges of securities by the issuer exclusively with its own securityholders where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

Pursuant to the Arrangement Agreement, Pan American has agreed that as of the Effective Date, Pan American will register the CVRs as a class of equity securities under Section 12(g) of the U.S. Exchange Act, and will comply with all reporting and other obligations relating to the CVRs as required under the U.S. Exchange Act; provided, however, that no such filing or registration will be required if it will be determined that there are not the requisite number of holders of CVRs to require registration under Section 12(g) of the U.S. Exchange Act.

Resales of Pan American Shares and CVRs After the Effective Date

The Pan American Shares and CVRs to be received by Tahoe Shareholders in exchange for their Tahoe Shares, each pursuant to the Arrangement (which, for avoidance of doubt, does not include Pan American Shares issuable upon exercise of the Replacement Options), will be freely transferable under U.S. federal Securities Laws, except by persons who are “affiliates” (as defined in Rule 144) of Pan American after the Effective Date, or were “affiliates” of Pan American within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by Contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Pan American Shares issuable upon conversion of the CVRs, if applicable, pursuant to the terms thereof have not been registered under the U.S. Securities Act and may be issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(9) of the U.S. Securities Act, as discussed above. The Pan American Shares issued upon conversion of the CVRs, therefore, will be freely transferable by holders that are not, and have not been for the preceding 90 days, “affiliates” (as defined in Rule 144) of Pan American.

Any resale of Pan American Shares by such an “affiliate” or former “affiliate” may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S.

Resales by Affiliates Pursuant to Rule 144

In general, pursuant to Rule 144, persons who are “affiliates” (as defined in Rule 144) of Pan American after the Effective Date, or were “affiliates” of Pan American within 90 days prior to the Effective Date, will be entitled to sell, during any three-month period, those Pan American Shares or CVRs that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144. Persons who are “affiliates” after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be “affiliates” of Pan American.

Resales by Affiliates Pursuant to Regulation S

In general, pursuant to Regulation S, if at the Effective Date Pan American is a “foreign private issuer” (as defined in Rule 3b-4 under the U.S. Exchange Act), persons who are “affiliates” (as defined in Rule 144) of Pan American after the Effective Date, or were “affiliates” of Pan American within 90 days prior to the Effective Date, solely by virtue of their status as an executive officer or director of Pan American, may sell their Pan American Shares or CVRs outside the United States in an “offshore transaction” if none of the seller, an “affiliate” (as defined in Rule 144) of the seller or any person acting on their behalf engages in “directed selling efforts” in the United States with respect to such securities and provided that no selling concession, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered. Also, for purposes of Regulation S, an offer or sale of securities is made in an “offshore transaction” if the offer is not made to a person in the United States and either (a) at the time the buy order is originated, the buyer is outside the United States, or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a “designated offshore securities market” (which would include a sale through the TSX), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States. Certain additional restrictions set forth in Rule 904 of Regulation S are applicable to sales outside the United States by holders of Pan American Shares or CVRs who are “affiliates” of Pan American after the Effective Date, or were “affiliates” of Pan American within 90 days prior to the Effective Date, other than by virtue of their status as an officer or director of Pan American.

Exercise of Replacement Options

The exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Pan American Shares issuable upon exercise of the Replacement Options may not be issued in reliance upon the Section 3(a)(10) Exemption and the Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or pursuant to a registration statement under the U.S. Securities Act. Pan American has agreed under the Arrangement Agreement, to register the Pan American Shares issuable upon exercise of such Replacement Options on a Form S-8 registration statement under the U.S. Securities Act as of the Effective Time. As a result of such registration under the U.S. Securities Act, Pan American Shares received upon exercise of the Replacement Options after the Effective Time by holders in the United States or who are U.S. Persons will be freely transferable by holders that are not, and have not been for the preceding 90 days, “affiliates” (as defined in Rule 144) of Pan American.

Fees and Expenses

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby will be paid by the Party incurring such expenses. The estimated fees, costs and expenses of Tahoe in connection with the Arrangement, including without limitation, financial advisors’ fees, filing fees, legal and accounting fees, proxy solicitation fees, run-off insurance and other administrative and professional fees and printing and mailing costs, are anticipated to be approximately US$16 million, based on certain assumptions. See also “Transaction Documents – The Arrangement Agreement – Termination – Expense Reimbursement” below.

Interests of Certain Persons in the Arrangement

In considering the unanimous recommendation of the Tahoe Board with respect to the Arrangement, Tahoe Shareholders should be aware that certain members of Tahoe’s senior management and the Tahoe Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.

Directors

The directors (other than directors who are also executive officers) hold, in the aggregate, 765,404 Tahoe Shares, representing approximately 0.2% of the Tahoe Shares outstanding on the Record Date. Such directors hold no other Tahoe Securities. All of the Tahoe Shares held by the directors will be treated in the same fashion under the Arrangement as Tahoe Shares held by every other Tahoe Shareholder.

Consistent with standard practice in similar transactions, in order to ensure that these directors do not lose or forfeit their protection under liability insurance policies maintained by Tahoe, the Arrangement Agreement provides for the maintenance of such protection for not less than six years from and after the Effective Time. See “The Arrangement – Interests of Certain Persons in the Arrangement – Indemnification and Insurance” below.

Executive Officers

The current responsibility for the general management of Tahoe is held and discharged by a group of executive officers. The following table sets out the Tahoe Shares, Tahoe Options, Tahoe DSAs and Tahoe PSAs beneficially owned, directly or indirectly, or over which control or direction was exercised, by the executive officers of Tahoe, or their respective associates or affiliates, as of the date of this Tahoe Circular:

		Tahoe	Tahoe	Tahoe	Tahoe
Name	Position	Shares(2)	Options(3)	DSAs(4)	PSAs(5)

Kevin	Executive Chair	3,769,335(6)	145,000	10,000	Nil
McArthur		(1.2%)	(4.1%)	(2.2%)	(-)

Jim Voorhees	President and Chief	164,000	150,000	66,000	Nil
	Executive Officer	(<1.0%)	(4.3%)	(14.7%)	(-)

Mark Sadler	Vice President Project	86,000(7)	276,300	28,900	32,200
	Development	(<1.0%)	(7.9%)	(6.4%)	(6.8%)

Elizabeth	Executive Vice	62,515	300,300	43,700	54,400
McGregor	President Chief	(<1.0%)	(8.6%)	(9.7%)	(11.5%)
	Financial Officer

Edie	Executive Vice	150,000(8)	330,300	43,700	54,400
Hofmeister	President Corporate	(<1.0%)	(9.4%)	(9.7%)	(11.5%)
	Affairs

Brian Brodsky	Vice President	239,721(9)	276,900	29,200	33,400
	Exploration	(<1.0%)	(7.9%)	(6.5%)	(7.1%)

Thomas F.	Vice President	28,000	214,500	26,300	31,200
Fudge Jr.	Operations	(<1.0%)	(6.1%)	(5.9%)	(6.6%)

Notes:
(1) The information as to the Tahoe Securities beneficially owned or over which control or direction is exercised, not being within the knowledge of Tahoe, has been furnished by the respective directors and officers.
(2) Based on 313,313,670 Tahoe Shares issued and outstanding.
(3) Based on 3,499,758 Tahoe Options issued and outstanding.
(4) Based on 449,675 Tahoe DSAs issued and outstanding.
(5) Based on 471,800 Tahoe PSAs issued and outstanding.
(6) 40,000 Tahoe Shares are held directly and 3,729,335 Tahoe Shares are held indirectly by Mr. McArthur.
(7) These Tahoe Shares are held indirectly by Mr. Sadler.
(8) These Tahoe Shares are held indirectly by Ms. Hofmeister.
(9) 3,009 Tahoe Shares are held directly and 236,712 Tahoe Shares are held indirectly by Mr. Brodsky.

The executive officers of Tahoe hold, in the aggregate, 4,413,571 Tahoe Shares, representing approximately 1.4% of the Tahoe Shares outstanding as of the Record Date, 1,693,300 Tahoe Options, representing approximately 48.1% of the Tahoe Options outstanding as of the Record Date, 247,800 Tahoe DSAs, representing approximately 55.1% of the Tahoe DSAs outstanding as of the Record Date, and 205,600 Tahoe PSAs, representing approximately 43.6% of the Tahoe PSAs outstanding as of the Record Date.

All of the Tahoe Shares, Tahoe Options, Tahoe DSAs and Tahoe PSAs held by the executive officers of Tahoe will be treated in the same fashion under the Arrangement as Tahoe Shares, Tahoe Options, Tahoe DSAs and Tahoe PSAs held by every other Tahoe Shareholder, Tahoe Optionholder, Tahoe DSA Holder and Tahoe PSA Holder, respectively.

Upon completion of the Arrangement, the executive officers of Tahoe will be entitled to certain change of control payments and other termination payments pursuant to the terms of their employment agreements. The employment agreements also provide that, if within 12 months of a “change of control,” the executive is terminated for any reason other than just cause, or a “triggering event” occurs and the executive elects to terminate his or her employment agreement, the executive is entitled to the following: (a) either one or two times the annualized compensation (including bonus) in effect on the termination date; (b) accrued but unused paid time off as of the date of termination; (c) accelerated vesting of any share-based compensation, which will remain exercisable until the earlier of (i) the termination date of such share-based compensation or (ii) 12 months from the date of termination; (d) continuation of health benefits for 18 months after the termination date; and (e) if any of the foregoing payments are subject to excise tax, the executive is entitled to a gross-up payment to compensate for such tax payable. Accordingly, payments in the aggregate amount of approximately US$8.3 million will be payable to such executive officers of Tahoe on the Effective Date.

In order to comply with MI 61-101, a simple majority of disinterested Tahoe Shareholders, present either in person or by proxy and entitled to vote at the Tahoe Meeting, must cast votes in favour of the Arrangement Resolution. To the best knowledge of the Tahoe Board, it is estimated that 3,769,335 Tahoe Shares held by Kevin McArthur will be excluded from the simple majority vote required under MI 61-101.

Indemnification and Insurance

Pursuant to the Arrangement Agreement, prior to the Effective Date, Tahoe has agreed to purchase (and fully pay a single premium for) customary “tail” policies of directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as Tahoe’s current insurance carriers providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Time and with terms and conditions (including retentions and limits of liability) no less favourable in the aggregate than the protection provided by the policies maintained by Tahoe which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Pan American will, or will cause Tahoe to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided such policy is available at a reasonable cost.

Pan American has agreed that it will cause Tahoe and its subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Tahoe and its subsidiaries to the extent that they are disclosed in the applicable schedule of the Tahoe Disclosure Letter, and acknowledged that such rights, to the extent that they are disclosed in the applicable schedule of the Tahoe Disclosure Letter, will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

The applicable provisions of the Arrangement Agreement are intended for the benefit of, and will be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Tahoe has confirmed that it is acting as agent and trustee on their behalf. The applicable provisions of the Arrangement Agreement will survive the termination of the Arrangement Agreement as a result of the occurrence of the Effective Date for a period of six years.

TRANSACTION DOCUMENTS

The Arrangement Agreement

The description of the Arrangement Agreement, both below and elsewhere in this Tahoe Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference herein and may be found under Tahoe’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective Date and Conditions of Arrangement

If the Arrangement Resolution is passed, the Final Order of the Court is obtained approving the Arrangement, every requirement of the BCBCA relating to the Arrangement has been complied with and all other conditions to the Arrangement Agreement as summarized under “Transaction Documents – The Arrangement Agreement – Mutual Conditions to the Arrangement Becoming Effective” are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. Completion of the Arrangement is expected to occur on or about February 26, 2019; however, it is possible that completion may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event will completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Tahoe to Pan American and representations and warranties made by Pan American to Tahoe. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in the Tahoe Disclosure Letter or Pan American Disclosure Letter, as applicable, delivered in connection with the Arrangement Agreement. In particular, some of the representations and warranties are subject to a contractual standard of materiality, Tahoe Material Adverse Effect or Pan American Material Adverse Effect, as applicable, different from that generally applicable to public disclosure, or are used for the purpose of allocating risk between the Parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Tahoe in favour of Pan American relate to, among other things, Tahoe Board recommendations, Tahoe Fairness Opinions, organization and qualification, corporate power and authority, no violation, capitalization, absence of shareholder and similar agreements, reporting issuer status and Securities Law matters, ownership of subsidiaries, Key Regulatory Approvals, consents, public filings, financial statements, books and records, undisclosed liabilities, dividends and distributions, contracts, litigation, Taxes, property, operational matters, mineral reserves and mineral resources, technical reports, health and safety, cultural heritage, expropriation, permits, environmental matters, employee benefits, labour and employment, compliance with Laws, winding up, administration and receivership, related party transactions, registrations rights, restrictions on business activities, shareholder rights plan, relationships with suppliers, brokers, insurance, data room, corrupt practices legislation, anti-money laundering, nongovernmental organizations and community groups, Investment Canada Act, sufficient funds, U.S. Hart-Scott-Rodino Antitrust Improvements Act and ownership of Pan American Shares or other securities.

The representations and warranties provided by Pan American in favour of Tahoe relate to, among other things, Pan American Board recommendations, fairness opinions, organization and qualification, corporate power and authority, no violation, capitalization, absence of shareholder and similar agreements, reporting issuer status and Securities Law matters, ownership of subsidiaries, Key Regulatory Approvals, consents, public filings, Pan American financial statements, books and records, undisclosed liabilities, litigation, Taxes, property, operational matters, mineral reserves and mineral resources, technical reports, expropriation, permits, environmental matters, health and safety, cultural heritage, labour and employment, compliance with Laws, winding up, administration and receivership, related party transactions, restrictions on business activities, sufficient funds, issuance of Pan American Shares and CVRs, insurance, data room, corrupt practices legislation, anti-money laundering, non-governmental organizations and community groups, ownership of Tahoe Shares or other securities and Investment Canada Act.

Mutual Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

The respective obligations of Tahoe and Pan American to complete the Arrangement are subject to the satisfaction or mutual waiver by the Parties of the following conditions on or before the Effective Time or such other time as is specified below:

(i)	the Arrangement Resolution will have been approved by the Tahoe Shareholders at the Tahoe Meeting in accordance with the Interim Order and applicable Laws;

(ii)	the Pan American Resolutions will have been approved by the Pan American Shareholders at the Pan American Meeting;

(iii)

the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement, and will not have been set aside or modified in a manner unacceptable to Tahoe and Pan American, acting reasonably, on appeal or otherwise;

(iv)

there will not exist any prohibition at Law, including a cease trade order, injunction or other restraining order, judgment or decree against Pan American or Tahoe which will prevent the consummation of the Arrangement;

(v)

no action, suit or proceeding, will have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) will have been enacted, promulgated, amended or applied, in each case that (i) makes consummation of the Arrangement illegal, (ii) enjoins or prohibits the Plan of Arrangement or the transactions contemplated by the Arrangement Agreement, or (iii) renders the Arrangement Agreement unenforceable or frustrates the purpose and intent thereof;

(vi)

the Pan American Shares and the CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares pursuant to the Plan of Arrangement will be (a) exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption, (b) will be freely transferable under applicable U.S. Securities Laws (other than as applicable to “affiliates” of Pan American, as such term is defined in Rule 144), and (c) will be registered to the extent required by Section 12(g) of the U.S. Exchange Act;

(vii)	the Replacement Options will be exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption;

(viii)	the Canadian Competition Approval will have been obtained;

(ix)	the Key Regulatory Approvals will have been obtained;

(x)	the Arrangement Agreement will not have been terminated in accordance with its terms; and

(xi)

the distribution of the Pan American Shares and CVRs (and the Pan American Shares issuable pursuant to the CVRs) pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws by virtue of applicable exemptions under Canadian Securities Laws and will not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities).

Pan American Conditions

The obligation of Pan American to complete the Arrangement is subject to the satisfaction or waiver by Pan American of the following additional conditions:

(i)	all other covenants of Tahoe under the Arrangement Agreement to be performed on or before the Effective Time will have been duly performed by Tahoe in all material respects;

(ii)	the representations and warranties of Tahoe will be true and correct as of the Effective Time, subject to certain exceptions as set forth in the Arrangement Agreement;

(iii)

other than any matters related to the ILO 169 consultation process ordered by the Guatemalan Constitutional Court’s October 8, 2018 final order and any supplemental judicial orders or directions relating to such order or any non-governmental legal challenges related to such order, no action, suit, proceeding or Tax reassessment, will have been taken, threatened or be pending under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) will have been enacted, promulgated, amended or applied, in each case that (a) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, would result in a Tahoe Material Adverse Effect, (b) if the Arrangement were consummated, would result in a Pan American Material Adverse Effect, or (c) prohibits or limits the ownership or operation by Pan American or any of its affiliates of any material portion of the business or assets of Tahoe or compels Pan American or any of its affiliates to dispose of or hold separate any material portion of the business or assets of Tahoe as a result of the Arrangement;

(iv)	there will not have occurred any Tahoe Material Adverse Effect since the date of the Arrangement Agreement;

(v)	Dissent Rights will not have been exercised by holders of more than 5% of the Tahoe Shares.

The foregoing conditions are for the exclusive benefit of Pan American and may be waived by Pan American in whole or in part, in its sole discretion and without prejudice to any other rights that Pan American may have.

Tahoe Conditions

The obligation of Tahoe to complete the Arrangement is subject to the satisfaction or waiver by Tahoe of the following additional conditions:

(i)	all other covenants of Pan American under the Arrangement Agreement to be performed on or before the Effective Time will have been duly performed by Pan American in all material respects;

(ii)	the representations and warranties of Pan American will be true and correct as of the Effective Time, subject to certain exceptions as set forth in the Arrangement Agreement;

(iii)

no action, suit or proceeding, will have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) will have been enacted, promulgated, amended or applied, in each case that (a) results in any judgment or assessment of damages, directly or indirectly, which, individually or in the aggregate, has had or would be reasonably expected to have a Pan American Material Adverse Effect; or (b) if the Arrangement were consummated, would result in a Pan American Material Adverse Effect;

(iv)	there will not have occurred any Pan American Material Adverse Effect since the date of the Arrangement Agreement;

(v)

following receipt of the Final Order and no later than one Business Day prior to the Effective Time, Pan American will ensure that the Depositary has been provided with sufficient cash, Pan American Shares and CVRs in escrow in order to pay the aggregate Consideration pursuant to the Arrangement and the Depositary will have confirmed receipt of the Consideration;

(vi)

Pan American will have delivered evidence satisfactory to Tahoe of the conditional approval of the listing and posting for trading on the TSX and the Nasdaq, as applicable, of the Pan American Shares to be issued as Consideration pursuant to the Plan of Arrangement and the Pan American Shares issuable on conversion of the CVRs, subject only to conditions that are customary for the TSX and the Nasdaq in such transactions; and

(vii)	Pan American, MSR and the Rights Agent will have entered into the Rights Indenture.

The foregoing conditions are for the exclusive benefit of Tahoe and may be waived by Tahoe in whole or in part, in its sole discretion and without prejudice to any other rights that Tahoe may have.

Covenants of Tahoe

Covenants relating to Conduct of Business

Tahoe has made certain covenants to Pan American, including that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as expressly required by the Arrangement Agreement, as provided in the Tahoe Disclosure Letter, as required by applicable Law, or with the prior written consent of Pan American, such consent not to be unreasonably withheld or delayed:

(i)	Tahoe will and will cause each of its subsidiaries to:

(a)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice;

(b)

use commercially reasonable efforts to maintain and preserve intact their business organizations, goodwill, properties and assets in all material respects, keep available the services of its officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Governmental Entities and others having business relationships with them;

(c)	fully cooperate and consult through meetings with Pan American, allow Pan American to monitor, and provide input with respect to Tahoe’s direction and control of:

(1)	activities relating to operations on the Tahoe Concessions and Tahoe Lands, including community relations;

(2)

stakeholder engagement including Xinka and Indigenous peoples, Xinka representative groups, local governments, church organizations, local communities, nearby landholders, and non-government organizations; and

(3)

(A)communications with and the provision of assistance to the Guatemalan Ministry of Environment, Ministry of Energy and Mines and any other Governmental Entity identified by the Guatemalan Constitutional Court in its October 8, 2018 final order to meet their legal obligations, including but not limited to, execution of an ILO 169 consultation process and preparation of studies required as a condition for reinstatement of permits for the Escobal Mine; (B) obtaining a reinstatement of permits and export licenses for the Escobal Mine; and (C) resolving the roadblock at the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal Mine (collectively, the “Escobal Matters”);

(d)

provide Pan American and its legal counsel with a reasonable opportunity to review and comment on any proposed public disclosure of results of operations, other technical information or the Escobal Matters prior to such disclosure, and give due and reasonable consideration to any comments made by Pan American and its legal counsel; and

(e)	use commercially reasonable efforts to acquire surface rights necessary for the 2018 life of mine plan for the Shahuindo Mine;

(ii)	Tahoe will not, and will cause each of its subsidiaries not to, directly or indirectly:

(a)	amend or propose to amend its notice of articles, articles or other comparable organizational documents;

(b)	split, combine or reclassify any shares in the capital of Tahoe or any of its subsidiaries;

(c)

without the consent of Pan American, declare, set aside or pay any dividend or other distribution or payment in respect of any Tahoe Shares owned by any person or the securities of any of its subsidiaries, other than any dividends payable by a subsidiary to Tahoe or any wholly-owned subsidiary of Tahoe;

(d)

issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any shares in the capital of Tahoe or its subsidiaries, or any convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Tahoe Shares or other securities of Tahoe or any of its subsidiaries, other than the issuance of Tahoe Shares upon the valid exercise of Tahoe Options or vesting of Tahoe DSAs outstanding on the date of the Arrangement Agreement;

(e)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding shares in the capital of, or other securities of Tahoe or any of its subsidiaries;

(f)	amend the terms or reduce the stated capital of any of the shares in the capital of, or other securities of, Tahoe or any of its subsidiaries;

(g)	incorporate, acquire or create any new subsidiary;

(h)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Tahoe or any of its subsidiaries;

(i)

materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or in accordance with IFRS;

(j)

sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Tahoe or any of its subsidiaries, including for these purposes mineral product from any Tahoe Concessions or Tahoe Lands, except as set out in the Arrangement Agreement;

(k)	reorganize, amalgamate or merge Tahoe or any of its subsidiaries with any other person;

(l)

acquire or agree to acquire, directly or indirectly, any assets, properties, securities, interests or business of any other person, or make any investment or agree to make an investment, either by the purchase of securities of, or contributions of capital to, any other person in an amount in excess of US$5,000,000, except as set out in the Arrangement Agreement;

(m)

other than as disclosed in the Tahoe Disclosure Letter, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or make any loans, capital contributions, investments or advances in an amount in excess of US$15,000,000;

(n)

except as set out in the Arrangement Agreement, Tahoe Disclosure Letter or as permitted in accordance with the terms of the Tahoe Long Term Incentive Plan, Tahoe PSA Plan or Tahoe Benefit Plans: (1) grant, accelerate, or increase any severance, change of control or termination pay, payment, award, indemnification or other benefits payable to any director, officer, employee or individual contractor or consultant of Tahoe or any of its subsidiaries; (2) increase the coverage, contributions, funding requirements or benefits available under the Tahoe Long Term Incentive Plan, Tahoe PSA Plan or Tahoe Benefit Plans or create any new Tahoe Benefit Plan; (3) increase compensation, bonus levels or other benefits payable to any director, officer, employee or individual contractor or consultant of Tahoe or any of its subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration; or (4) take or propose to take any action to effect any of the foregoing;

(o)

except as set out in the Arrangement Agreement, negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any directors, officers, employees or individual contractors or consultants, any collective bargaining agreement or Tahoe Benefit Plan;

(p)	make any bonus or profit sharing distribution or similar payment of any kind;

(q)

hire any person earning an annualized base salary or wage greater than US$250,000 or terminate, except for cause, the employment of any person earning an annualized base salary or wage greater than US$250,000;

(r)

settle, pay, discharge, satisfy, compromise, waive, assign or release: (1) any material action, claim or proceeding brought against Tahoe or any of its subsidiaries; (2) any claims, liabilities or obligations in an amount in excess of US$1,000,000, except claims, liabilities or obligations reflected or reserved against in the Tahoe Financial Statements; or (3) any material rights, claims or benefits of Tahoe or any of its subsidiaries;

(s)

enter into or extend any agreement or arrangement that provides for (1) any material limitation or restriction on the ability of Tahoe or any of its subsidiaries or, following the Effective Time, the ability of any of Tahoe’s affiliates, to engage in any type of activity or business, (2) any material limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Tahoe or any of its subsidiaries or, following the Effective Time, all or any portion of the business of any of Tahoe’s affiliates, is or would be conducted, or (3) any material limit or restriction on the ability of Tahoe or any of its subsidiaries or, following the Effective Time, the ability of any of Tahoe’s affiliates, to solicit suppliers, customers, employees, contractors or consultants

(t)

any material limitation or restriction on the ability of Tahoe or any of its subsidiaries or, following the Effective Time, the ability of any of Tahoe’s affiliates, to: (1) engage in any type of activity or business; (2) solicit suppliers, customers, employees, contractors or consultants; or (3) conduct business in the manner or the localities in which all or any portion of the business is or would be conducted;

(u)

negotiate, enter into, extend, amend or terminate, any agreement that has the effect of creating a joint venture, partnership, strategic alliance or similar relationship between Tahoe or any of its subsidiaries and another person, except in the ordinary course of business;

(v)

other than as is necessary to comply with applicable Laws, any written employment contract in effect on the date of the Arrangement Agreement and disclosed in the Tahoe data room information, the Tahoe Long Term Incentive Plan, Tahoe PSA Plan or Tahoe Benefit Plans, engage in any transaction with any related parties;

(w)

(1) enter into any agreement that if entered into prior to the date of the Arrangement Agreement, would be a Tahoe Material Contract; (2) modify, amend in any material respect, transfer or terminate any Tahoe Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (3) fail to enforce any breach or threatened breach of any Tahoe Material Contract;

(x)

initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter other than any matters related to the ILO 169 consultation process ordered pursuant to the Guatemalan Constitutional Court’s October 8, 2018 final order and any supplemental judicial orders or directions related to such order or any non-governmental legal challenges related to such order and otherwise in the ordinary course of business;

(y)	incur, or commit to, capital expenditures in excess of the amounts set out in the Tahoe Disclosure Letter;

(z)

enter into, extend, amend or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments, other than in the ordinary course of business consistent with past practice;

(aa)

(1) take any action inconsistent with past practice relating to the filing of any tax return or the withholding, collecting, remitting and payment of any Tax; (2) amend any tax return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax return for the taxation year ended December 31, 2017, except as may be required pursuant to applicable Law; (3) make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Arrangement Agreement; (4) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or (5) settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment;

(bb)

(1) take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of material rights under, any Permits necessary to conduct its businesses as now conducted; or (2) fail to prosecute in a commercially reasonable manner any pending applications to any Governmental Entities for material Permits; and

(cc)

take any action or fail to take any action that is intended to, or would reasonably be expected to, prevent, materially delay or materially impede the ability of Tahoe to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement.

In addition, Tahoe has covenanted to Pan American that, among other things:

(i)

it will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by or for the benefit of Tahoe or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(ii)

it will provide Pan American with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Tahoe Material Adverse Effect;

(iii)

it will promptly notify Pan American of: (a) any material communications (whether oral or written) from a Governmental Entity, including a copy of any written communication; and (b) any opposition, concerns or threats raised or brought by non-governmental organizations, communities, community groups, First Nations, Aboriginal or Indigenous peoples or Aboriginals or Indigenous groups in respect of Tahoe’s or any of its subsidiaries’ current or planned operations that could reasonably be expected to materially impact such operations or title to any of the Tahoe Concessions; and

(iv)

it will use commercially reasonable efforts to assist Pan American to, immediately prior to, contemporaneously or concurrently with or, if permitted by the lenders and administrative agent under the Tahoe Credit Agreement, following the Effective Time: (a) repay and discharge all of the indebtedness, obligations and liabilities of Tahoe owing under the Tahoe Credit Agreement; (b) terminate the Tahoe Credit Agreement and each of the Loan Documents (as defined in the Tahoe Credit Agreement); and (c) obtain releases and discharges of the security granted in connection with the Tahoe Credit Agreement.

Covenants of Tahoe Relating to the Arrangement

Subject to the terms and conditions of the Arrangement Agreement, Tahoe has also agreed with Pan American that it will and will cause its subsidiaries to perform all obligations required to be performed by Tahoe or any of its subsidiaries under the Arrangement Agreement, co-operate with Pan American in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement including:

(i)

promptly, and in any event within five Business Days following the date of the Arrangement Agreement, provide to Pan American a copy of each confidentiality or standstill agreement which has been entered into by Tahoe or any of its subsidiaries and any third party which has not expired or terminated in accordance with its terms;

(ii)

subject to obtaining confirmation that insurance coverage is maintained, and provided that the Effective Date has occurred, use commercially reasonable efforts to cause such members of the Tahoe Board to resign as Pan American may require, at the time and in the manner requested by Pan American, as of the Effective Date, with a nominee of Pan American to be appointed to the Tahoe Board immediately after each such resignation;

(iii)

apply for and use commercially reasonable efforts to obtain the Canadian Competition Approval and all Key Regulatory Approvals relating to Tahoe or any of its subsidiaries which are typically applied for by an acquiree and, in doing so, keep Pan American reasonably informed as to the status of the proceedings related to obtaining such Canadian Competition Approval and Key Regulatory Approvals;

(iv)

use commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Tahoe Material Contracts to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement relating to Tahoe or any of its subsidiaries;

(v)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Tahoe or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(vi)	provide such assistance as may be reasonably requested by Pan American for the purposes of convening and holding the Pan American Meeting;

(vii)

make available or cause to be made available to Pan American and its agents and advisors, information reasonably requested by Pan American for the purpose of preparing, considering and implementing integration and strategic plans for the combined businesses of Pan American and Tahoe following completion of the Arrangement;

(viii)

use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Pan American Shares and the CVRs to Tahoe Shareholders in exchange for their Tahoe Shares and the issuance of the Replacement Options to Tahoe Optionholders in exchange for their Tahoe Options pursuant to the Arrangement; and

(ix)

notify Pan American prior to the Effective Time of two directors identified by the Tahoe Board to be appointed to the Pan American Board immediately after the Effective Time, provided that both individuals are members of the Tahoe Board as of the date of the Arrangement Agreement and are eligible to be directors of Pan American pursuant to applicable Laws.

Covenants of Pan American

Covenants of Pan American Relating to the Conduct of Business

Pan American has made certain covenants to Tahoe, including that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as expressly required by the Arrangement Agreement, as provided in the Pan American Disclosure Letter, as required by applicable Law, or with the prior written consent of Tahoe, such consent not to be unreasonably withheld or delayed:

(i)	Pan American will and will cause each of its material subsidiaries to:

(a)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; and

(b)

use commercially reasonable efforts to preserve intact their respective present business organization, goodwill, properties and assets in all material respects, keep available the services of its and their officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Governmental Entities and others having business relationships with them;

(ii)	Pan American will not, and will cause each of its material subsidiaries not to, directly or indirectly:

(a)	amend or propose to amend its notice of articles, articles or other comparable organizational documents;

(b)	split, combine or reclassify any shares in the capital of Pan American or any of its subsidiaries;

(c)

declare, set aside or pay any dividend or other distribution or payment in respect of any shares in the capital of Pan American owned by any person or the securities of any of its subsidiaries other than, in the case of Pan American, any dividends, distributions or payments paid in the ordinary course consistent with past practice, and in the case of any subsidiary of Pan American, any dividends, distributions or payments payable to Pan American or any wholly- owned subsidiary of Pan American or any of their respective shareholders;

(d)

issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any shares in the capital of Pan American or its subsidiaries, or any convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Pan American Shares or other securities of Pan American or any of its subsidiaries, other than upon the valid exercise of Pan American Options or vesting of Pan American RSUs outstanding on the date of the Arrangement Agreement or the grant of Pan American Shares, Pan American Options or Pan American RSUs in the ordinary course under the Pan American Long Term Incentive Plan;

(e)	amend the terms of any of the shares in the capital of, or other securities of Pan American;

(f)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Pan American or any of its material subsidiaries;

(g)

materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or in accordance with IFRS;

(h)	reorganize, amalgamate or merge Pan American or any of its subsidiaries with any other person;

(i)	reduce the stated capital of any shares in the capital of Pan American;

(j)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Pan American to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; and

(k)	agree, resolve or commit to do any of the foregoing; and

(iii)

Pan American will provide Tahoe with prompt written notice of any change, effect, event or occurrence that has resulted in, or would reasonably be expected to result in, individually or in the aggregator, a Pan American Material Adverse Effect.

Covenants of Pan American Relating to the Arrangement

Subject to the terms and conditions of the Arrangement Agreement, Pan American has also agreed with Tahoe that it will and will cause its subsidiaries to perform all obligations required to be performed by Pan American or any of its subsidiaries under the Arrangement Agreement, co-operate with Tahoe in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make, as soon as reasonably practicable, effective the transactions contemplated in the Arrangement Agreement including:

(i)

apply for and use commercially reasonable efforts to obtain the Canadian Competition Approval and all Key Regulatory Approvals relating to Pan American or any of its subsidiaries which are typically applied for by an acquirer and, in doing so, keep Tahoe reasonably informed as to the status of the proceedings related to obtaining such Canadian Competition Approval and Key Regulatory Approvals;

(ii)

use commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Pan American Material Contracts to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement relating to Pan American or any of its subsidiaries;

(iii)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Pan American or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(iv)	subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

(v)	provide such assistance as may be reasonably requested by Tahoe for the purposes of convening and holding the Tahoe Meeting;

(vi)

use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Pan American Shares and the CVRs to Tahoe Shareholders in exchange for their Tahoe Shares and the issuance of the Replacement Options to Tahoe Optionholders in exchange for their Tahoe Options pursuant to the Arrangement;

(vii)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the Nasdaq of the Pan American Shares to be issued in accordance with the terms of the Plan of Arrangement;

(viii)

prior to the Effective Time, register the CVRs as a class of equity securities under Section 12(g) of the U.S. Exchange Act by filing the applicable form, which form will comply in all material respects with the applicable provisions of the U.S. Exchange Act, within the time periods required by the U.S. Exchange Act; provided, however, that no such filing will be required if it will be determined that there are not the requisite number of holders of CVRs to require registration under Section 12(g) of the U.S. Exchange Act;

(ix)	vote any Tahoe Shares held by it on the record date for the Tahoe Meeting in favour of the Arrangement Resolution;

(x)

take all actions to ensure that the Pan American Board immediately after the Effective Time will include two directors identified by the Tahoe Board, provided that both individuals are members of the Tahoe Board as of the date of the Arrangement Agreement and are eligible to be directors of Pan American pursuant to applicable Laws;

(xi)	take all actions to enter into the Rights Indenture prior to the Effective Time; and

(xii)	on the Effective Date, file one or more registration statements on Form S-8 with the SEC to register the issuance of Pan American Shares upon exercises of the Replacement Options.

Mutual Covenants

Each of the Parties has also agreed, among other things, that during the period from the date of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

(i)

it will, and will cause its subsidiaries to, use commercially reasonable efforts to satisfy the conditions precedent to its obligations as set out in the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to complete the Plan of Arrangement;

(ii)

it will cooperate with the other Party in connection with obtaining the Canadian Competition Approval and Key Regulatory Approvals, including providing or submitting to the Commissioner or any other Governmental Entities on a timely basis, and as promptly as practicable, all documentation and information that is required, requested, or reasonably advisable, in connection with obtaining the Canadian Competition Approval and Key Regulatory Approvals;

(iii)

it will not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the consummation of the Plan of Arrangement or to prevent, materially delay or materially impede the transactions contemplated thereby; and

(iv)	promptly notify the other Party of:

(a)	any communication from any person alleging that the consent of such person is or may be required in connection with the Arrangement;

(b)	any material communication from any Governmental Entity in connection with the Arrangement; and

(c)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.

Tahoe Non-Solicitation

Tahoe has covenanted to Pan American and agreed that it will not and will not permit any officer, director, employee, representative (including any financial or other advisor) or agent of Tahoe or any of its subsidiaries (collectively, the “Tahoe Representatives”) to, except as permitted in accordance with the Arrangement Agreement:

(i)

make, solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information (including any site visit) or entering into any form of agreement, arrangement or understanding (other than an acceptable confidentiality agreement) any offer, proposal, expression of interest or inquiry that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Pan American or any of its affiliates) regarding an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal or any offer, proposal, expression of interest or inquiry that constitutes or that could reasonably be expected to lead to an Acquisition Proposal; provided that Tahoe or its Tahoe Representatives will be permitted to: (a) communicate with any person solely for the purposes of clarifying the terms of any offer, proposal, expression of interest or inquiry made by such person; and (b) advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal if the Pan American Board has so determined in compliance with the non-solicitation provisions of the Arrangement Agreement;

(iii)

remain neutral with respect to, or agree to, approve, accept, endorse or recommend, or propose publicly to agree to, approve, accept, endorse or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding three Business Days after such Acquisition Proposal has been publicly announced will be deemed to constitute a violation of the non-solicitation provisions of the Arrangement Agreement);

(iv)

accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than an acceptable confidentiality agreement);

(v)	make a Tahoe Change in Recommendation; or

(vi)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Tahoe Board of the transactions contemplated by the Arrangement Agreement.

Tahoe has agreed, and has agreed to cause its subsidiaries and Tahoe Representatives to, immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal and, in connection therewith, Tahoe has agreed to discontinue access to any of its confidential information. Tahoe has also agreed that neither it nor any of its subsidiaries, will terminate, waive, amend, modify or release any person from any provision of any existing confidentiality agreement or any standstill agreement to which Tahoe or any of its subsidiaries is a party and that it will promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it or any of its subsidiaries is party.

Notwithstanding anything to the contrary in the Arrangement Agreement, if at any time following the date of the Arrangement Agreement, and prior to the approval by the Tahoe Shareholders of the Arrangement Resolution, provided that Tahoe is then in compliance with all of its obligations under the Arrangement Agreement, Tahoe receives a bona fide unsolicited written Acquisition Proposal that:

(i)

the Tahoe Board determines in good faith, after consultation with the Tahoe Financial Advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal; and

(ii)

the Tahoe Board determines in good faith, after consultation with outside legal counsel that failure to furnish information with respect to Tahoe and its subsidiaries to the person making such Acquisition Proposal or participate in discussions or negotiations with such person would be inconsistent with its fiduciary duties under applicable Law, then Tahoe may, provided it has first provided notice to Pan American of such Acquisition Proposal and has entered into, and provided to Pan American an executed copy of, a confidentiality and standstill agreement with such person:

(iii)	furnish information with respect to Tahoe and its subsidiaries to the person making such Acquisition Proposal; or

(iv)	participate in discussions or negotiations with the person making such Acquisition Proposal,

provided that Tahoe will not, and will not allow its Tahoe Representatives to, disclose any non-public information to such person if such non-public information has not been previously provided to, or is not concurrently provided to, Pan American.

Tahoe has agreed to promptly (and in any event within 24 hours of receipt) notify Pan American of: (i) any offer, proposal, expression of interest or inquiry relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal; (ii) any request for discussions or negotiations relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal; and (iii) any request for non-public information relating to Tahoe or any of its subsidiaries or for access to the properties, books or records of Tahoe or any of its subsidiaries in connection with any actual or potential Acquisition Proposal, in each case received on or after the date of the Arrangement Agreement, of which Tahoe or any of its subsidiaries, or any of its or their Tahoe Representatives, is or becomes aware, or any changes, amendments or modifications to any of the foregoing. Tahoe has also agreed that such notice will include a description of the terms and conditions of any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request, the identity of the person making such Acquisition Proposal or such offer, proposal, expression of interest, inquiry or request, a copy of such offer, proposal, expression of interest, inquiry or request and all material written communications related thereto.

Right to Match

Tahoe has covenanted that it will not approve, accept, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal unless:

(i)	Tahoe has complied with its obligations under the non-solicitation provisions of the Arrangement Agreement and has provided Pan American with a copy of the Superior Proposal;

(ii)

a period of five Business Days (the “Response Period”) has elapsed from the date that is the later of (a) the date on which Pan American receives written notice from the Tahoe Board that the Tahoe Board has determined to approve, accept, endorse, recommend or enter into a binding written agreement with respect to the Superior Proposal; and (b) the date Pan American receives a copy of the Superior Proposal from Tahoe that the Tahoe Board determined to approve, accept, endorse, recommend or enter into a binding written agreement with respect to. During the Response Period, Pan American will have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement;

(iii)

if Pan American has proposed to amend the terms of the Arrangement Agreement in accordance with the right to match provisions of the Arrangement Agreement, then, as required by such provisions, the Tahoe Board has determined in good faith, after consultation with the Tahoe Financial Advisors and outside counsel, that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(iv)	Tahoe has terminated the Arrangement Agreement in accordance with its terms; and

(v)	Tahoe has previously paid or caused to be paid, or concurrently pays or causes to be paid, to Pan American the Termination Fee.

Tahoe has covenanted to Pan American that during the Response Period it will negotiate in good faith with Pan American to enable Pan American to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Tahoe has agreed that within five Business Days (the “Review Period”) of any such offer by Pan American to amend the terms of the Arrangement Agreement and the Plan of Arrangement, the Tahoe Board will review and determine whether such Acquisition Proposal would continue to be a Superior Proposal when assessed against Pan American’s proposed amendments. If the Tahoe Board determines that such Acquisition Proposal would not continue to be a Superior Proposal when assessed against Pan American’s proposed amendments, Tahoe will enter into an amendment to the Arrangement Agreement to give effect to such amendments and the Tahoe Board will promptly reaffirm its recommendation of the Arrangement on the same basis as described in the Arrangement Agreement by the prompt issuance of a press release to that effect.

Notwithstanding any of the non-solicitation provisions of the Arrangement Agreement, the Tahoe Board will have the right to respond, within the time and in the manner required by applicable Securities Laws, to any Take-Over Bid or tender or exchange offer made for the Tahoe Shares that it determines is not a Superior Proposal; provided that:

(i)	Pan American and its counsel have been provided with a reasonable opportunity to review and comment on any such response and the Tahoe Board will give reasonable consideration to such comments; and

(ii)

notwithstanding that the Tahoe Board may be permitted to respond in the manner set out in the Arrangement Agreement to a Take-Over Bid, the Tahoe Board will not be permitted to make a Tahoe Change in Recommendation unless the provisions of the Arrangement Agreement are met.

Pan American Non-Solicitation

Pan American has covenanted to Tahoe and agreed that it will not and will not permit any officer, director, employee, representative (including any financial or other advisor) or agent of Pan American or any of its subsidiaries (collectively, the “Pan American Representatives”) to, except as permitted in accordance with the Arrangement Agreement:

(i)

make, solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information (including any site visit) or entering into any form of agreement, arrangement or understanding (other than an acceptable confidentiality agreement) any offer, proposal, expression of interest or inquiry that constitutes, or that could reasonably be expected to lead to, an Alternative Transaction;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Pan American or any of its affiliates) regarding an Alternative Transaction or that reasonably could be expected to constitute or lead to an Alternative Transaction or any offer, proposal, expression of interest or inquiry that constitutes or that could reasonably be expected to lead to an Alternative Transaction; provided that Pan American or its Pan American Representatives will be permitted to communicate with any person solely for the purposes of clarifying the terms of any offer, proposal, expression of interest or inquiry made by such person;

(iii)

remain neutral with respect to, or agree to, approve, accept, endorse or recommend, or propose publicly to agree to, approve, accept, endorse or recommend any Alternative Transaction (it being understood that publicly taking no position or a neutral position with respect to an Alternative Transaction for a period exceeding three Business Days after such Alternative Transaction has been publicly announced will be deemed to constitute a violation of the non-solicitation provisions of the Arrangement Agreement);

(iv)

accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Alternative Transaction (other than an acceptable confidentiality agreement);

(v)	make a Pan American Change in Recommendation; or

(vi)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Pan American Board of the transactions contemplated by the Arrangement Agreement.

Pan American has agreed, and has agreed to cause its subsidiaries and Pan American Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Alternative Transaction, and, in connection therewith, Pan American has agreed to discontinue access to any of its confidential information. Pan American has also agreed that neither it nor any of its subsidiaries, will terminate, waive, amend, modify or release any person from any provision of any existing confidentiality agreement or any standstill agreement to which Pan American or any of its subsidiaries is a party and that it will promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it or any of its subsidiaries is party.

Notwithstanding anything to the contrary in the Arrangement Agreement, if at any time following the date of the Arrangement Agreement, and prior to the approval by the Pan American Shareholders of the Pan American Resolutions, provided that Pan American is then in compliance with all of its obligations under the Arrangement Agreement, Pan American receives a bona fide unsolicited written Alternative Transaction that:

(a)

the Pan American Board determines in good faith, after consultation with the Pan American Financial Advisors and outside legal counsel, constitutes or could reasonably be expected to, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Pan American Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement; and

(b)

the Pan American Board determines in good faith, after consultation with outside legal counsel that failure to furnish information with respect to Pan American and its subsidiaries to the person making such Alternative Transaction or participate in discussions or negotiations with such person would be inconsistent with its fiduciary duties under applicable Law, then Pan American may, provided it has first notified Tahoe of such Alternative Transaction and has entered into, and provided to Tahoe an executed copy of, a confidentiality agreement with such person:

(c)	furnish information with respect to Pan American and its subsidiaries to the person making such Alternative Transaction; or

(d)	participate in discussions or negotiations with the person making such Alternative Transaction.

Pan American has agreed to promptly (and in any event within 24 hours of receipt) notify Tahoe of: (i) any offer, proposal, expression of interest or inquiry relating to, that constitutes or that could reasonably be expected to lead to an Alternative Transaction, (ii) any request for discussions or negotiations relating to, that constitutes or that could reasonably be expected to lead to an Alternative Transaction, and (iii) any request for non-public information relating to Pan American or any of its subsidiaries or for access to the properties, books or records of Pan American or any of its subsidiaries in connection with any actual or potential Alternative Transaction, in each case received on or after the date of the Arrangement Agreement, of which Pan American or any of its subsidiaries, or any of its or their Pan American Representatives, is or becomes aware, or any changes, amendments or modifications to any of the foregoing. Pan American has also agreed that such notice will include a description of the terms and conditions of any such Alternative Transaction or offer, proposal, expression of interest, inquiry or request, the identity of the person making such Alternative Transaction or such offer, proposal, expression of interest, inquiry or request, a copy of such offer, proposal, expression of interest, inquiry or request and all material written communications related thereto.

Other Covenants

Access to Information; Confidentiality

Until the earlier of the Effective Time and the termination of the Arrangement Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each Party will, and will cause its subsidiaries and their respective officers, directors, employees, contractors, consultants, independent auditors, accounting advisers and agents to, afford to each other Party and to the officers, employees, agents and representatives of each other Party such access as such other Party may reasonably require at all reasonable times, including, in the case of Tahoe, for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and will furnish such other Party with all data and information as such other Party may reasonably request. The Parties acknowledge and agree that information furnished pursuant to the Arrangement Agreement will be governed by the Confidentiality Agreement.

Contemplated Reorganization Transaction

Tahoe has covenanted to Pan American that it will use its commercially reasonable efforts to cause and to cause each of its subsidiaries to effect such reorganizations of Tahoe’s or its subsidiaries’ business, operations and assets as Pan American may reasonably request, including amalgamations, wind-ups, settling intercompany loans, capitalizing intercompany loans, and any other transaction (each a “Contemplated Reorganization Transaction”) and co-operate with Pan American and its advisors in order to determine the manner in which any such Contemplated Reorganization Transaction might most effectively be undertaken, subject to certain conditions as set out in the Arrangement Agreement; provided that any Contemplated Reorganization Transaction: (i) is not, in the opinion of Tahoe or Tahoe’s counsel, acting reasonably, prejudicial to the affected Tahoe Securityholders; (ii) does not require Tahoe to obtain the approval of any Tahoe Securityholders and does not require Pan American to obtain the approval of Pan American Shareholders; (iii) does not impede, delay or prevent the satisfaction of any other conditions set forth in the Arrangement Agreement; (iv) does not impair, impede or delay the consummation of the Arrangement; (v) does not result in any breach by Tahoe or any of its subsidiaries of any Tahoe Material Contract or authorization or any breach by Tahoe of Tahoe’s constating documents or by any of its subsidiaries of their respective organizational documents or Law; (vi) does not require the directors, officers, employees or agents of Tahoe or its subsidiaries to take any action in any capacity other than as a director, officer or employee; (vii) does not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Tahoe Securityholders; (viii) does not materially interfere with Tahoe’s operations prior to the Effective Time; and (ix) will become effective as close as reasonably practicable prior to the Effective Date.

Employment Agreements, Change of Control and Resignations

The Parties have acknowledged that the Arrangement will result in a “change of control” for purposes of Tahoe’s employment agreements and under the Tahoe Benefit Plans (including the Tahoe Long Term Incentive Plan and the Tahoe PSA Plan). From and after the Effective Date, Pan American will cause Tahoe to honour all of the obligations of Tahoe and any of its subsidiaries under those employment, retention bonus and fee agreements and change of control arrangements of Tahoe which are disclosed in the Tahoe Disclosure Letter.

Tahoe has agreed that, on or before the Effective Time, it will use its commercially reasonable efforts to have those directors and officers of Tahoe and its subsidiaries as are specified by Pan American deliver to Pan American resignations and mutual releases in such form as is acceptable to Pan American, acting reasonably, in favour of Tahoe and its subsidiaries.

Tax Rollover for Canadian Income Tax Purposes

An Eligible Holder who is entitled to receive Pan American Shares pursuant to the Plan of Arrangement will be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law), to have the Eligible Holder’s disposition of Tahoe Shares pursuant to the Plan of Arrangement occur on a full or partial rollover basis for Canadian income tax purposes.

Termination

The Arrangement Agreement may be terminated in certain circumstances prior to the Effective Time, including

(i)	by mutual written agreement of Tahoe and Pan American; or

(ii)	by either Tahoe or Pan American, if:

(a)

the Effective Time does not occur on or before the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(b)

any Law has been enacted that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Tahoe or Pan American from consummating the Arrangement and such applicable Law or enjoinment becomes final and non-appealable provided that the Party has used commercially reasonable efforts to, as applicable, appeal or overturn or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

(c)	the Tahoe Meeting is held and the Arrangement Resolution fails to receive the requisite vote for approval from Tahoe Shareholders in accordance with the Interim Order; or

(d)	the Pan American Meeting is held and the Pan American Resolutions fail to receive the requisite vote for approval from Pan American Shareholders;

(iii)	by Pan American, if:

(a)

the Tahoe Board (1) fails to provide the Tahoe Board Recommendation; (2) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Tahoe Board Recommendation; (3) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal; or (4) fails to reaffirm the Tahoe Board Recommendation within five Business Days (and in any case prior to the Tahoe Meeting) after having been requested in writing by Pan American to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of three Business Days (or beyond the time of the Tahoe Meeting, if sooner) will be considered a failure of the Tahoe Board to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as a “Tahoe Change in Recommendation”);

(b)

the Pan American Board authorizes Pan American, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to an Alternative Transaction; provided that concurrent with such termination, Pan American pays, or causes to be paid, the Termination Fee payable pursuant to the Arrangement Agreement;

(c)	any of the mutual conditions or conditions to the obligations of Pan American set out in the Arrangement Agreement is not satisfied and is incapable of being satisfied by the Outside Date;

(d)

subject to compliance with the notice and cure provisions, Tahoe breaches any representation or warranty or fails to perform any covenant or agreement set forth in the Arrangement Agreement that would cause any of the mutual conditions or conditions to the obligations of Pan American in the Arrangement Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Pan American is not then in breach of the Arrangement Agreement;

(e)	Tahoe willfully or materially breaches any of its obligations or covenants set forth in the non- solicitation provisions of the Arrangement Agreement; or

(f)	the Tahoe Meeting has not occurred on or before the 75th day after the date of the Arrangement Agreement;

(iv)	by Tahoe, if:

(a)

the Pan American Board (1) fails to provide the Pan American Board Recommendation; (2) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Pan American Board Recommendation; (3) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Alternative Transaction; or (4) fails to reaffirm the Pan American Board Recommendation within five Business Days (and in any case prior to the Pan American Meeting) after having been requested in writing by Tahoe to do so (it being understood that the taking of a neutral position or no position with respect to an Alternative Transaction beyond a period of three Business Days (or beyond the time of the Pan American Meeting, if sooner) will be considered a failure of the Pan American Board to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as a “Pan American Change in Recommendation”);

(b)

the Tahoe Board authorizes Tahoe, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrent with such termination, Tahoe pays, or causes to be paid, the Termination Fee payable pursuant to the Arrangement Agreement;

(c)

any of the conditions set forth in the mutual conditions or conditions to the obligations of Tahoe set out in the Arrangement Agreement are not satisfied and are incapable of being satisfied by the Outside Date; or

(d)	Pan American willfully or materially breaches any of its obligations or covenants set forth in the non-solicitation provisions of the Arrangement Agreement;

(e)

subject to compliance with the notice and cure provisions, Pan American breaches any representation or warranty or fails to perform any covenant or agreement set forth in the Arrangement Agreement that would cause any of the mutual conditions or conditions to the obligations of Tahoe in the Arrangement Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Tahoe is not then in breach of the Arrangement Agreement;

(f)	Pan American does not provide or cause to be provided to the Depositary, the Consideration in the manner and at the time contemplated by the Arrangement Agreement; or

(g)	the Pan American Meeting has not occurred on or before the 75th day after the date of the Arrangement Agreement.

Termination Fees and Expense Reimbursement

Pan American is entitled to be paid the Termination Fee by Tahoe if the Arrangement Agreement is terminated in any of the following circumstances:

(i)	by Pan American upon the occurrence of a Tahoe Change in Recommendation;

(ii)	by Tahoe upon the Tahoe Board authorizing Tahoe, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal; or

(iii)

by either Party if the Effective Time has not occurred before Outside Date) or the Arrangement Resolution is not approved at the Tahoe Meeting, but only if prior to the termination of the Arrangement Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Tahoe will have been made or publicly announced by any person (other than Pan American or any of its affiliates) and has not expired or been withdrawn prior to the Tahoe Meeting; and:

(a)	within nine months following the date of such termination any Acquisition Proposal is consummated; or

(b)

within nine months following the date of such termination Tahoe or one or more of its subsidiaries enters into a binding written agreement in respect of, or the Tahoe Board approves or recommends, such transaction contemplated by (a) above and that transaction is subsequently consummated at any time thereafter;

provided that for the purposes of (iii), each reference to “20%” in the definition of the term “Acquisition Proposal” shall be deemed to be a reference to “50%”.

Tahoe is entitled to be paid the Termination Fee by Pan American if the Arrangement Agreement is terminated in any of the following circumstances:

(i)	by Tahoe upon the occurrence of a Pan American Change in Recommendation; or

(ii)

by Pan American upon the Tahoe Board authorizing Tahoe, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to an Alternative Transaction.

If the Arrangement Agreement is terminated by Tahoe or Pan American as a result of the failure of the Pan American Resolutions to receive the requisite approval from Pan American Shareholders, Pan American has agreed to pay Tahoe an amount in respect of the fees, costs and expenses incurred by Tahoe in connection with the Arrangement of US$5,000,000.

The Rights Indenture

The description of the Rights Indenture, both below and elsewhere in this Tahoe Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Rights Indenture, in substantially the form which is attached as Schedule “G” to the Arrangement Agreement, which is incorporated by reference herein and may be found under Tahoe’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CVRs

Pursuant to the Arrangement, each Tahoe Shareholder will receive from Pan American on the Effective Date, in exchange for each Tahoe Share, one CVR entitling a Tahoe Shareholder to receive, without any further consideration and without further action on the part of the holder thereof, 0.0497 of a Pan American Share provided that the Payment Condition is satisfied prior to the Termination Date. The terms and conditions governing the CVRs will be set out in the Rights Indenture and the CVRs will be evidenced by a Rights Certificate to be issued by the Rights Agent.

Nothing in the Rights Indenture or in the holding of a CVR will be construed as conferring upon a CVR Holder any voting or dividend rights, except for an entitlement to the CVR Payment Amount. Interest will not accrue on any amounts payable with respect to the CVRs and the CVRs will not represent any equity or ownership interest in Pan American or its affiliates. All CVRs will rank pari passu and will terminate and be null, void and of no further force or effect on Termination Date.

The CVRs and the Pan American Shares issued upon exchange of the CVRs will be freely trading securities in Canada and freely transferable securities in the United States (other than by “affiliates” of Pan American, as such term is defined in Rule 144).

Payment Condition and Procedures

If the Payment Condition is met prior to the Termination Date, Pan American will, as soon as practicable (and in any event not later than three Business Days after the date that the Payment Condition has been satisfied), deliver to the CVR Holder Committee and the Rights Agent a notice in writing (the “Achievement Certificate”) signed on behalf of Pan American by one or more officers (without personal liability) certifying that the Payment Condition has been satisfied. The Rights Agent will promptly (and in any event, within one Business Day after receipt) deliver a copy of such Achievement Certificate to the CVR Holders.

If the Payment Condition is met prior to the Termination Date or on the Change of Control Date (whether or not the Payment Condition has been met), each CVR Holder will receive, without payment of additional consideration or any further action on the part of the CVR Holders (including the surrender of any Rights Certificates), the CVR Payment Amount for each CVR held on the Payment Date less any applicable withholding taxes. The aggregate number of Pan American Shares issued to each CVR Holder will be rounded down to the nearest whole share, as is appropriate in the circumstances.

If the Payment Condition is not met prior to the Termination Date, Pan American will, as soon as practicable (and in any event not later than three Business Days after the Termination Date), deliver to the CVR Holder Committee and the Rights Agent a notice in writing (the “Non-Achievement Certificate”) signed on behalf of Pan American by one or more officers (without personal liability) certifying that the Payment Condition has not been satisfied by the Termination Date and that Pan American has complied in all material respects with its obligations under the Rights Indenture. The Rights Agent will promptly (and in any event, within one Business Day after receipt) deliver a copy of such Non-Achievement Certificate to the CVR Holders.

At all times prior to and as at the Termination Date, while any of the CVRs are outstanding: (i) all of the Pan American Shares a CVR Holder is entitled to be issued under outstanding CVRs will be reserved for issuance by Pan American; and (ii) executed treasury orders directing Pan American’s transfer agent to issue certificates representing Pan American Shares in the names of the CVR Holders will be held in escrow by the Rights Agent on behalf of the CVR Holders. On the Payment Date, the Rights Agent will release from escrow and deliver to Pan American’s transfer agent all such treasury orders so held in escrow and such Pan American Shares will, in accordance with the treasury orders, be registered in the names of the CVR Holders. All Pan American Shares issued pursuant to the CVRs will be issued as fully paid and non-assessable. In the event the Payment Date does not occur, the Rights Agent will, on the Termination Date, surrender the certificate representing the Pan American Shares and the treasury directions to Pan American for cancellation.

Covenants of Pan American and MSR

Pan American and MSR will make certain covenants pursuant to the Rights Indenture, including that, from Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and MSR will, among other things:

(a)

use its commercially reasonable efforts to: (i) have the mining license and export credentials for the Escobal Mine reinstated; and (ii) cause the Payment Condition to be met without unreasonable delay;

(b)

use its commercially reasonable efforts to: (i) assist the Guatemala Ministry of Environment, the Guatemala Ministry of Energy and Mines and any other organization identified by the Constitutional Court of Guatemala in its October 8, 2018 final order to meet their legal obligations, including but not limited to, execution of an ILO 169 consultation process and preparation of studies required as a condition for restart of operations at the Escobal Mine; and (ii) support MSR in the satisfaction of its legal obligations, including but not limited to, court-ordered requirements and processes;

(c)	diligently pursue the satisfaction of the Payment Condition in good faith;

(d)

not take any action or enter into any agreement, arrangement or understanding which would reasonably be expected to cause the Payment Condition not to be met or that would be reasonably expected to result in an unreasonable delay in meeting the Payment Condition;

(e)

not, directly or indirectly, complete or take any action or enter into any agreement, arrangement or understanding, whether by a sale of assets or by merger, reorganization, joint venture, lease, license, trust or any other transaction or arrangement, for the sale, transfer, assignment, disposition, relinquishment or surrender of its rights, title or interest in or to the Escobal Mine or in or to any material assets comprising the Escobal Mine to any person (a “Escobal Mine Transfer”) unless: (a) Pan American (or its corporate successor) and MSR first agrees in writing to remain subject to the obligations under the Rights Indenture, including to make payments if and when such a payment is due in accordance with the terms of the Rights Indenture; (b) the agreement for such Escobal Mine Transfer requires the applicable transferee to comply with the Rights Indenture to the same extent as Pan American or MSR and such transferee has first agreed in writing to that effect; and (c) other than with respect to Escobal Mine Transfers to Pan American’s direct or indirect wholly-owned subsidiaries, the CVR Holder Committee consents to such Escobal Mine Transfer, such consent not to be unreasonably withheld;

(f)

carry on and conduct its business in Guatemala and maintain the Escobal Mine in good, workmanlike and efficient manner in accordance with sound mining and other applicable industry standards and practices and in material compliance with applicable laws, such that when all necessary mining licenses and export credentials are reinstated, the Payment Condition can be satisfied without unreasonable delay;

Pan American has also covenanted pursuant to the Rights Indenture, that from Effective Date until the earlier of the Payment Date and the Termination Date, to:

(a)

maintain a listing of the Pan American Shares on the TSX, Nasdaq, a major North American stock exchange or the London Stock Exchange and maintain its status as a reporting issuer under the securities legislation in each of the provinces of Canada and the registration of the Pan American Shares under Section 12(b) or 12(g) of the U.S. Exchange Act;

(b)	ensure that the Pan American Shares that are issued pursuant to the CVRs are listed on the TSX, Nasdaq, a major North American stock exchange or the London Stock Exchange;

(c)	keep or cause to be kept proper books of account for its operations in Guatemala and enter into those books full particulars of all dealings and transactions in relation to its business in Guatemala;

(d)

make such filings and take such actions where required by applicable Canadian and U.S. Securities Laws to permit the transferability of the CVRs in Canada and to ensure that the CVRs are freely transferable securities in the United States (other than by “affiliates” of Pan American, as such term is defined in Rule 144);

(e)

register the CVRs as a class of equity securities under Section 12(g) of the U.S. Exchange Act; provided, however, such registration will not be required if it is determined that there are not the requisite number of CVR Holders to require registration under Section 12(g) of the U.S. Exchange Act;

(f)	make all requisite filings, and pay all applicable fees, under applicable Canadian Securities Laws to report the issuance of Pan American Shares pursuant to the CVRs; and

(g)

use its commercially reasonable efforts to obtain insurance for CVR Holder Committee members that provides protection to the CVR Holder Committee members no less favourable in the aggregate than the protection provided by the policies maintained by Pan American and its subsidiaries which are in effect immediately prior to the Termination Date or Payment Date, as the case may be for its directors and officers, and following the Payment Date or the Termination Date, as the case may be, purchase customary “tail” policies of liability insurance providing protection to the CVR Holder Committee members no less favourable in the aggregate to the protection provided by the policies maintained by Pan American and its subsidiaries which are in effect immediately prior to the Termination Date or Payment Date, as the case may be, and providing protection in respect of claims arising from facts or events which occurred on or prior to the Termination Date or Payment Date and maintain such tail policies in effect without any reduction in scope or coverage for at least six years from the Termination Date or Payment Date, as the case may be.

Restrictions on Purchases by Pan American and Affiliates

Pan American and its affiliates are not prohibited from acquiring CVRs, whether in open market transactions, private transactions or otherwise, provided that such acquisitions comply with Canadian and U.S. Securities Laws or other applicable Securities Laws. For greater certainty, nothing in the Rights Indenture grants to Pan American a unilateral right of redemption with respect to the CVRs. Rights Certificates representing the CVRs purchased by Pan American, if any, must be immediately surrendered to the Rights Agent for cancellation and be accompanied by a written direction of Pan American to cancel the CVRs represented thereby and may not be reissued. Such purchases can only be made following disclosure of all material information with respect to the ILO 169 process ordered by the Guatemala Constitutional Court in its October 8, 2018 final order. Prior to any acquisition of CVRs, Pan American will publicly disclose the number of CVRs which it has been authorized to acquire and report in its annual and quarterly management’s discussion and analysis the number of CVRs it has been authorized to acquire as well as the number of CVRs it has acquired, and the purchase price of such CVRs, as of the end of the quarterly or annual period. For greater certainty, as a CVR Holder, Pan American will not be entitled to vote on any matter to be voted upon and will not be entitled to dispute any matter in the Rights Indenture.

Dispute Mechanics

If the Required Holders at any time, but no later than 60 days after the Termination Date (the “Dispute Period”) wish to dispute satisfaction or non-satisfaction of the Payment Condition, the Required Holders may provide Pan American and the Rights Agent with written notice of such dispute in reasonable detail (the “Dispute Notice”). The CVR Holder Committee and Pan American have agreed to work in good faith together with the Required Holders who have provided a Dispute Notice to resolve the dispute on a mutually satisfactory basis for not less than 30 days following the Dispute Notice, following which the dispute may be referred to arbitration in accordance with the terms of the Rights Indenture.

If the Required Holders do not deliver a Dispute Notice on or prior to the expiry of the Dispute Period, the CVR Holders will be deemed to have accepted that the Payment Condition has not been met, and Pan American and its affiliates will have no further obligation with respect to the CVRs or the CVR Payment Amount. If the Required Holders deliver a Dispute Notice during the Dispute Period, and it is finally determined in accordance with the terms of the Rights Indenture that the Payment Condition has been met, the CVR Payment Amount will be paid on a date established by Pan American that is as soon as possible (and in any event no later than three Business Days) after such determination.

CVR Holder Committee

A committee comprised of two members (the “CVR Holder Committee”) will be appointed as agent for and on behalf of the CVR Holders for the purposes set forth in the Rights Indenture. The CVR Holder Committee may act only with the unanimous resolution of the CVR Holder Committee members. The initial CVR Holder Committee members will be former members of the Tahoe Board to be designated at the time of entering into the Rights Indenture. All rights of action under the Rights Indenture may be enforced by the CVR Holder Committee on behalf of the CVR Holders. However, nothing in the Rights Indenture will require the CVR Holder Committee to act on behalf of, or enforce any rights of, the CVR Holders or the Required Holders and the CVR Holder Committee will not be required to act unless it has been indemnified from liability for so acting to its satisfaction.

The CVR Holder Committee, and each CVR Holder Committee member, will not have any liability for any actions taken or not taken in connection with the Rights Indenture, except to the extent such liability arises as a result of the willful misconduct or bad faith of such member of the CVR Holder Committee. Under the terms of an indemnification agreement to be entered into by each CVR Holder Committee member and Pan American, Pan American will indemnify each CVR Holder Committee member from any loss suffered or incurred arising out of or in connection with the CVR Holder Committee or such CVR Holder Committee member’s performance of its obligations under the Rights Indenture, subject to the limitations set out therein.

Each CVR Holder Committee member will act in good faith in performing their duties as members of the CVR Holder Committee as contemplated by the Rights Indenture. However, no CVR Holder Committee member will owe any duty of care, or will otherwise be liable, to the CVR Holders in respect of the performance of their duties as CVR Holder Committee members.

Pan American has agreed to pay each CVR Holder Committee member US$5,000 per calendar quarter to be responsible for and fund any reasonable out-of-pocket expenses incurred by a CVR Holder Committee member for so long as such CVR Holder Committee member is a member of the CVR Holder Committee.

Adjustments of the CVR Payment Amount

The CVR Payment Amount is subject to adjustments upon the occurrence of certain events as set out in the Rights Indenture, including, among others, any subdivision or consolidation of the Pan American Shares, any reclassification or change of Pan American Shares into other securities, amalgamation, arrangement or merger of Pan American (including a business combination or exchange of like effect) with or into any corporation or other entity, or the distribution or issuance to the holders of all or substantially all of the outstanding Pan American Shares, including rights, options or warrants to acquire Pan American Shares or securities convertible into or exchangeable for Pan American Shares or other property or assets. If any such adjustment should occur following the issuance of the CVRs and before the Payment Date, the CVR Payment Amount will be adjusted in accordance with the adjustment provisions of the Rights Indenture.

Change of Control

Upon the Change of Control Date, the CVR Payment Amount will become immediately due and payable whether or not the Payment Condition has been met, and the CVR Payment Amount will be paid in accordance with the payment procedures and payment mechanism set out in the Rights Indenture as if the Payment Condition had been duly satisfied upon the Change of Control Date.

Events of Default

The occurrence of any of the following events prior to the earlier of the Payment Date and the Termination Date, will constitute an event of default (each, an “Event of Default”) under the Rights Indenture:

(a)

any representation or warranty made by Pan American in the Rights Indenture or in respect of the CVRs proves to have been incorrect in any material respect when made or deemed to be made and continues to be incorrect for 30 days after written notice thereof has been given to Pan American by the Rights Agent or to Pan American and the Rights Agent by the CVR Holder Committee or any Required Holders;

(b)

Pan American fails to observe or perform any covenant, condition or agreement contained in the Rights Indenture or in respect of the CVRs which continues unremedied for a period of 30 days after written notice has been given to Pan American by the Rights Agent or to Pan American and the Rights Agent by the CVR Holder Committee or any Required Holders;

(c)

a court having competent jurisdiction over Pan American enters a decree or order (i) for relief in respect of Pan American following the filing of any petition, application or other proceeding against or in respect of Pan American by or on behalf of a person (other than Pan American) under any applicable bankruptcy, insolvency or other similar law now or thereafter in effect; or (ii) appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Pan American or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and in each case, such decree or order remains unstayed and in effect for a period of 30 consecutive days; or

(d)

Pan American voluntarily (i) commences or files any petition, application or other proceeding under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect; (ii) consents to the entry of an order for relief under any proceeding initiated against or in respect of Pan American by or on behalf of a person (other than Pan American) under any such Law; (iii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Pan American or for any substantial part of its property; or (iv) makes any general assignment for the benefit of its creditors.

If an Event of Default occurs and is continuing, then either the Rights Agent by notice to Pan American or the Rights Agent upon the written request of Required Holders with notice to Pan American and to the Rights Agent, will bring the matter to binding arbitration in order to protect the rights of the CVR Holders, including to obtain payment for any amounts then due and payable.

If an Event of Default described in (c) or (d) above occurs, then the CVRs in aggregate will thereafter automatically be converted into and represent an unsecured claim for indebtedness against MSR in an amount of US$208,000,000 in cash plus any additional amount determined to be due and payable to CVR Holders by Pan American pursuant to arbitration in lieu of delivery of Pan American Shares, regardless of the satisfaction of the Payment Condition and the CVRs will no longer entitle CVR Holders to receive Pan American Shares in any circumstance.

RISK FACTORS

In evaluating the Arrangement, Tahoe Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Tahoe, may also adversely affect the trading price of the Tahoe Shares, the Pan American Shares and/or the business of the Combined Company following completion of the Arrangement. In addition to the risk factors associated with the businesses of Tahoe and Pan American described elsewhere in this Tahoe Circular, including the documents incorporated by reference into this Tahoe Circular, the following are additional and supplemental risk factors which Tahoe Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

Risks Associated with the Arrangement

There can be no certainty that the Arrangement will be completed

Completion of the Arrangement is subject to a number of conditions, certain of which may be outside the control of Tahoe, including, without limitation, the requisite approvals of the Tahoe Shareholders and the Pan American Shareholders, Canadian Competition Approval, Key Regulatory Approvals and receipt of the Final Order. There can be no certainty, nor can Tahoe provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied or that the Arrangement will be completed as currently contemplated or at all. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of the Combined Company or the trading price of the Pan American Shares.

If the Arrangement is not completed, the market price of the Tahoe Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed and the business of Tahoe may suffer. In addition, Tahoe will remain liable for significant consulting, accounting and legal costs relating to the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement. If the Arrangement is not completed and the Tahoe Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay consideration for the Tahoe Shares that is equivalent to, or more attractive than, the total Consideration payable under the Arrangement.

Tahoe Shareholders will receive a fixed number of Pan American Shares which will not be adjusted to reflect any change in the market value of the Pan American Shares or Tahoe Shares prior to the closing of the Arrangement

Under the Arrangement, Tahoe Shareholders that elect, or are deemed to have elected Share Consideration, will receive 0.2403 of a Pan American Share and one CVR which entitles the holder to receive 0.0497 of a Pan American Share on satisfaction of the Payment Condition in exchange for each Tahoe Share held, rather than Pan American Shares with a fixed market value. Because the number of Pan American Shares to be received in respect of each Tahoe Share or CVR under the Arrangement will not be adjusted to reflect any change in the market value of the Pan American Shares or the Tahoe Shares, the market value of the Pan American Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Tahoe Circular. If the market price of the Pan American Shares relative to the market price of Tahoe Shares increases or decreases, the value of the Share Consideration that Tahoe Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of the Pan American Shares relative to the market price of the Tahoe Shares on the Effective Date or Payment Date, as applicable, will not be lower than the relative market prices of such shares on the date of the Tahoe Meeting. In addition, the number of Pan American Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Tahoe Shares. Many of the factors that affect the market price of the Pan American Shares and the Tahoe Shares are beyond the control of Pan American and Tahoe, respectively. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

The Arrangement Agreement may be terminated by Pan American in certain circumstances, including in the event of the occurrence of a Tahoe Material Adverse Effect and may be terminated by Tahoe in certain circumstances

Each of Tahoe and Pan American has the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can Tahoe provide any assurance, that the Arrangement Agreement will not be terminated by either Tahoe or Pan American before the completion of the Arrangement. For example, Pan American has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Tahoe Material Adverse Effect. Although a Tahoe Material Adverse Effect excludes certain events that are beyond the control of Tahoe (such as changes in general political, economic, financial or capital markets conditions in Canada, the United States or globally), there is no assurance that a change having a Tahoe Material Adverse Effect will not occur before the Effective Date, in which case Pan American could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

Tahoe will incur costs even if the Arrangement is not completed and may have to pay the Termination Fee to Pan American

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Tahoe and Pan American even if the Arrangement is not completed. Tahoe and Pan American are each liable for their own costs incurred in connection with the Arrangement. Although Tahoe will be entitled to receive the Pan American Expense Reimbursement in the event that the Arrangement is not completed as a result of a failure to obtain the Pan American Shareholder Approval; if the Arrangement is not completed for other reasons, Tahoe may be required to pay Pan American the Termination Fee. See “Transaction Documents – The Arrangement Agreement – Termination”.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Tahoe

Under the Arrangement Agreement, Tahoe is required to pay a Termination Fee of US$38,000,000 in the event the Arrangement Agreement is terminated in certain circumstances (see “Transaction Documents – The Arrangement Agreement – Termination – Termination Fee”). The Termination Fee could discourage other parties from attempting to acquire Tahoe Shares or otherwise making an Acquisition Proposal to Tahoe, even if those parties would otherwise be willing to offer greater value to Tahoe Shareholders than that offered by Pan American under the Arrangement.

Directors and officers of Tahoe may have interests in the Arrangement that may be different from those of Tahoe Securityholders generally

In considering the unanimous recommendation of the Tahoe Board to vote in favour of the Arrangement Resolution, Tahoe Shareholders should be aware that certain members of Tahoe’s senior management and the Tahoe Board have certain interests in connection with the Arrangement that differ from, or are in addition to, those of Tahoe Shareholders generally and may present them with actual or potential conflicts of interest in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Tahoe Circular.

The Arrangement may divert the attention of Tahoe’s management

The pending Arrangement could cause the attention of the Tahoe’s management to be diverted from the day-to-day operations of Tahoe. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Tahoe, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of Tahoe.

Tahoe’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement

Third parties with which Tahoe currently does business or may do business with in the future, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future relationships with Tahoe, Pan American, Subco or the Merged Company. Such uncertainty could have a could have a material and adverse effect on the business, financial condition and results of operations or prospects of Tahoe.

While the Arrangement is pending, Tahoe is restricted from taking certain actions

The Arrangement Agreement restricts Tahoe from taking certain specified actions until the Arrangement is completed without the consent of Pan American. These restrictions may prevent Tahoe from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

There is a risk that the Arrangement will be a fully-taxable transaction for U.S. federal income tax purposes

Tahoe and Pan American intend for the Arrangement to qualify as a Reorganization and for the individual steps of the Arrangement to be treated as a single integrated transaction involving a statutory merger or consolidation of Tahoe into Subco for U.S. federal income tax purposes. However, there is a risk that the Arrangement could fail to so qualify and accordingly would be a fully-taxable transaction. Even if the Arrangement does qualify as a Reorganization, if it is determined that Tahoe was a PFIC for any year during a U.S. Holder’s holding period in its Tahoe Shares, the transactions contemplated herein may result in the application of certain adverse tax rules in respect of the Arrangement to a U.S. Holder if the U.S. Holder does not have in effect a QEF Election or a Mark-to-Market Election with respect to its Tahoe Shares. These adverse tax rules would include, but are not limited to: (a) U.S. Holders potentially being required to recognize all gain (but not loss) realized in the Arrangement even if it qualifies as a Reorganization; (b) the gain resulting from the Arrangement being fully taxable at ordinary income, rather than capital gain, tax rates; and (c) an interest charge being imposed on the amount of the gain treated as being deferred under the PFIC rules. U.S. Holders are urged to consult their own tax advisors regarding all aspects of the Reorganization and PFIC rules and their potential applicability to the Arrangement. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement, including the consequences under the PFIC rules, see “Certain United States Federal Income Tax Considerations”.

Pan American and Tahoe may be the targets of legal claims, securities class action, derivative lawsuits and other claims

Pan American and Tahoe may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Pan American or Tahoe seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

Risks relating to the CVRs

CVR Holders may never receive the CVR Payment Amount

If the Payment Condition is not satisfied for any reason or a Change of Control Date does not occur prior to the Termination Date, the CVR Payment Amount will not be paid out and Tahoe’s Shareholders will not realize the value of the Contingent Consideration.

CVR Payment Amounts rank at parity with other unsecured claims of MSR

Should certain Events of Default occur pursuant to the Rights Indenture, the CVRs will automatically be converted into and represent an unsecured claims for indebtedness against MSR in the amount of US$208,000,000 in cash with such unsecured claim ranking pari passu with other unsecured claims of MSR and no longer entitling CVR Holders to Pan American Shares. In the event of a shortfall of funds after paying secured creditors of MSR, CVR Holders will not receive the full CVR Payment Amount they may otherwise have been entitled to.

The CVRs will not be listed on any exchange

Although they will be transferable, the CVRs will not be listed on any securities exchange. Accordingly, a CVR Holder may not have an ability to realize the value of the CVR Payment Amount in accordance with the terms of the Rights Indenture prior to the Payment Date.

The U.S. federal income tax treatment of the CVRs is unclear

There is no legal authority directly addressing the U.S. federal income tax treatment of the CVRs. Accordingly, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain. It is not clear whether any payment in respect of a CVR may be treated as a payment with respect to a sale or exchange of a capital asset or as giving rise to ordinary income or loss. Because the CVRs will not be listed on a securities exchange, a CVR Holder generally will not be able to recognize a loss with respect to a CVR for U.S. federal income tax purposes until such CVR Holder receives payment in respect of a CVR or the CVR Holder’s CVR terminates. Although not entirely clear, a portion of any payment in respect of a CVR, if received more than six months following the Effective Date, may constitute imputed interest taxable as ordinary income under Section 483 of the Code. U.S. CVR Holders should consult their tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of a CVR or the receipt of any payment in respect of a CVR, and review the discussion below, under “Certain United States Federal Income Tax Considerations”.

Risks relating to the Combined Company

The business of the Combined Company will be subject to the risks currently affecting the businesses of Pan American and Tahoe

Upon the completion of the Arrangement, the Combined Company will face many risk factors that Pan American currently faces with respect to its business and affairs. In addition to information set out elsewhere in this Tahoe Circular, certain of these risk factors are described in the Pan American AIF under the heading “Risk Factors” and in other documents incorporated by reference herein.

Upon the completion of the Arrangement, Tahoe will amalgamate with Subco to create the Merged Company, which will be a wholly-owned subsidiary of the Combined Company and will continue to face the same risk factors that Tahoe currently faces with respect to its business and affairs. In addition to information set out elsewhere in this Tahoe Circular, certain of these risk factors are described in the Tahoe AIF under the heading “Risk Factors” and in other documents incorporated by reference herein.

The integration of Pan American and Tahoe may not occur as planned

If approved, the Arrangement will involve the integration of companies that previously operated independently. As a result, the Arrangement will present challenges to the management of the Combined Company, including the integration of the operations, systems, cultures and personnel of the two companies in an efficient and effective manner and will pose special risks, including possible unanticipated liabilities, unanticipated costs, significant one-time write-offs or restructuring charges, diversion of management’s attention and the loss of key employees. The difficulties management encounters in the transition and integration process could have an adverse effect on the revenues, level of expenses and operating results of the Combined Company following completion of the Arrangement. If actual results are less favourable than Tahoe and Pan American currently estimate, the Combined Company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Tahoe Circular under the heading “The Arrangement – Reasons for the Arrangement”, will depend in part on successfully consolidating functions and integrating systems, operations, procedures and personnel in a timely and efficient manner, as well as on the Combined Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Pan American’s and Tahoe’s businesses following completion of the Arrangement. There can be no assurance that there will be operational or other synergies realized by the Combined Company, or that the integration of Pan American’s and Tahoe’s operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized gold prices. If actual prices were below such assumed prices, that could adversely affect the synergies to be realized.

This integration will require the dedication of substantial management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities following completion of the Arrangement and from operational matters during this process. In addition, the integration process may result in the disruption of ongoing business that may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement. A variety of factors, including those risk factors set forth in this Tahoe Circular and in the documents incorporated by reference herein, may adversely affect the ability of Pan American and Tahoe to achieve the anticipated benefits of the Arrangement. As a result of these factors, it is possible that any benefits expected from the Arrangement will not be realized.

Potential payments to Tahoe Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition or prevent the completion of the Arrangement

Tahoe Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Tahoe Shares in cash. If Dissent Rights are exercised in respect of a significant number of Tahoe Shares, a substantial cash payment may be required to be made to such Tahoe Shareholders, which could have an adverse effect on the Combined Company’s financial condition and cash resources. Further, Tahoe’s and Pan American’s obligation to complete the Arrangement is conditional upon Tahoe Shareholders holding no more than 5% of the outstanding Tahoe Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Tahoe Shareholders exercise Dissent Rights in respect of more than 5% of the outstanding Tahoe Shares.

Following the completion of the Arrangement, the Combined Company may issue additional equity securities

Following the completion of the Arrangement, the Combined Company may issue equity securities to finance its activities, including in order to finance acquisitions. If the Combined Company were to issue additional equity securities, the ownership interest of Tahoe Shareholders may be diluted and some or all of the Combined Company’s financial measures on a per share basis could be reduced. Moreover, as the Combined Company’s intention to issue additional equity securities becomes publicly known, the Combined Company’s share price may be materially adversely affected.

Tahoe has not verified the reliability of the information regarding Pan American included in, or which may have been omitted from, this Tahoe Circular

Unless otherwise indicated, all historical information regarding Pan American contained in this Tahoe Circular, including all Pan American financial information and all pro forma financial information reflecting the pro forma effects of the acquisition of Tahoe by Pan American, has been derived from Pan American’s publicly disclosed information or provided by Pan American. Although Tahoe has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Pan American’s publicly disclosed information, including the information about or relating to Pan American contained in this Tahoe Circular, could materially adversely impact the Combined Company’s business, results of operations, financial condition and liquidity.

Completion of the Arrangement could adversely affect the market price of Pan American Shares

Market reaction to the Arrangement is unpredictable and could have an adverse effect on the future trading price of Pan American Shares.

After completion of the Arrangement, a significant number of additional Pan American Shares will be available for trading in the public market. This increase in the number of our Pan American Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, the Pan American Shares. Moreover, any former Tahoe Shareholder holding a significant percentage of Tahoe Shares may hold a significant percentage of Pan American Shares after the Arrangement. The potential that such former Tahoe Shareholder may sell its Pan American Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such shares in the public market, could adversely affect the market price of the Pan American Shares.

Risks relating to Tahoe

If the Arrangement is not completed, Tahoe will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Tahoe AIF and Tahoe’s management’s discussion and analysis for the three and nine months ended September 30, 2018, dated November 6, 2018, which are incorporated by reference in this Tahoe Circular and available under Tahoe’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

DISSENT RIGHTS

The following is a summary of the provisions of the BCBCA relating to a Registered Tahoe Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Tahoe Shareholder who seeks payment of the fair value of its Tahoe Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA (which is attached to this Tahoe Circular as Appendix “F”) as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Tahoe Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides Registered Tahoe Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Tahoe Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Effective Date) of all, but not less than all, of the holder’s Tahoe Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, Tahoe Shares beneficially owned by a holder are registered either (a) in the name of an intermediary that the Non-Registered Tahoe Shareholder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depository, such as CDS & Co., of which the intermediary is a participant. Accordingly, a Non-Registered Tahoe Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Tahoe Shares are reregistered in the Non-Registered Tahoe Shareholder’s name).

With respect to Tahoe Shares in connection to the Arrangement, pursuant to the Interim Order, a Registered Tahoe Shareholder as of the Record Date, other than an affiliate of Tahoe, may exercise rights of dissent under Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order; provided that, notwithstanding Section 242(2) of the BCBCA, the written objection to the Arrangement Resolution must be sent to Tahoe c/o Cassels Brock & Blackwell LLP, Suite 2200 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, Attention: Matthew Nied, by not later than 5:00 p.m. (Vancouver time) on January 4, 2019 or on the date which is two Business Days prior to any adjournment or postponement of the Tahoe Meeting.

To exercise Dissent Rights, a Tahoe Shareholder must dissent with respect to all Tahoe Shares of which it is the registered and beneficial owner. A Registered Tahoe Shareholder who wishes to dissent must deliver a written Notice of Dissent to Tahoe as set forth above and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Tahoe Shareholder to fully comply with the provisions of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. Non-Registered Tahoe Shareholders who wish to exercise Dissent Rights must cause each Registered Tahoe Shareholder holding their Tahoe Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a Registered Tahoe Shareholder.

To exercise Dissent Rights, a Registered Tahoe Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other Non-Registered Tahoe Shareholders who beneficially owns Tahoe Shares registered in the Tahoe Shareholder’s name and on whose behalf the Tahoe Shareholder is dissenting; and must dissent with respect to all of the Tahoe Shares registered in his, her or its name or if dissenting on behalf of a Non-Registered Tahoe Shareholder, with respect to all of the Tahoe Shares registered in his, her or its name and beneficially owned by the Non-Registered Tahoe Shareholder on whose behalf the Tahoe Shareholder is dissenting. The Notice of Dissent must set out the number of Tahoe Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Tahoe Shares constitute all of the Tahoe Shares of which the Tahoe Shareholder is the registered and beneficial owner and the Tahoe Shareholder owns no other Tahoe Shares beneficially, a statement to that effect; (b) if such Tahoe Shares constitute all of the Tahoe Shares of which the Tahoe Shareholder is both the registered and beneficial owner, but the Tahoe Shareholder owns additional Tahoe Shares beneficially, a statement to that effect and the names of the Registered Tahoe Shareholders, the number of Tahoe Shares held by each such Registered Tahoe Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Tahoe Shares; or (c) if the Dissent Rights are being exercised by a Registered Tahoe Shareholder who is not the beneficial owner of such Tahoe Shares, a statement to that effect and the name of the Non-Registered Tahoe Shareholder and a statement that the Registered Tahoe Shareholder is dissenting with respect to all Tahoe Shares of the Non-Registered Tahoe Shareholder registered in such registered holder’s name.

If the Arrangement Resolution is approved by Tahoe Shareholders, and Tahoe notifies a registered holder of Notice Shares of Tahoe’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Tahoe Shareholder must, within one month after Tahoe gives such notice, send to Tahoe a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Tahoe Shareholder on behalf of a Non-Registered Tahoe Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Tahoe Shareholder becomes a Dissenting Tahoe Shareholder, and is bound to sell and Pan American is bound to purchase those Tahoe Shares. Such Dissenting Tahoe Shareholder may not vote, or exercise or assert any rights of a Tahoe Shareholder in respect of such Notice Shares, other than the rights set forth in Sections 237 to 247 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order.

Dissenting Tahoe Shareholders who are:

(a)

ultimately entitled to be paid fair value for their Tahoe Shares, will be paid an amount equal to such fair value by Pan American, and will be deemed to have irrevocably transferred such Tahoe Shares as of the Effective Time to Pan American, without any further act or formality, free and clear of all Liens, claims and encumbrances; or

(b)

ultimately not entitled, for any reason, to be paid fair value for their Tahoe Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Tahoe Shareholder and will be entitled to receive one CVR and the Share Consideration for each Tahoe Share held, pursuant to Section 5.1(b) of the Plan of Arrangement.

If a Dissenting Tahoe Shareholder is ultimately entitled to be paid by Pan American for their Dissent Shares, such Dissenting Tahoe Shareholder may enter into an agreement with Pan American for the fair value of such Dissent Shares. If such Dissenting Tahoe Shareholder does not reach an agreement with Pan American, such Dissenting Tahoe Shareholder, or Pan American, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Pan American to make an application to the Court. The Dissenting Tahoe Shareholder will be entitled to receive the fair value that the Tahoe Shares had as of the close of business on the day before the Effective Date. After a determination of the fair value of the Dissent Shares, Pan American must then promptly pay that amount to the Dissenting Tahoe Shareholder.

In no case will Pan American, Tahoe, Subco, the Depositary or any other person be required to recognize Dissenting Tahoe Shareholders as Tahoe Shareholders after the Effective Time, and the names of such Dissenting Tahoe Shareholders will be deleted from the central securities register as Tahoe Shareholders at the Effective Time.

In no circumstances will Pan American, Tahoe, Subco, or any other person be required to recognize a person as a Dissenting Tahoe Shareholder: (i) unless such person is the holder of the Tahoe Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such Notice of Dissent prior to the Effective Time. Holders of Tahoe Options will not be entitled to exercise Dissent Rights in respect of Tahoe Options.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Tahoe Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Tahoe Shareholder withdraws the Notice of Dissent with Tahoe’s written consent. If any of these events occur, Pan American must return the share certificate(s) or DRS Statement representing the Tahoe Shares to the Dissenting Tahoe Shareholder and the Dissenting Tahoe Shareholder regains the ability to vote and exercise its rights as a Tahoe Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Tahoe Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in Sections 237 to 247 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, and failure to do so may result in the loss of all Dissent Rights.

Persons who have their Tahoe Shares registered in the name of an intermediary, or in some other name, who wish to exercise Dissent Rights should be aware that only the registered owner of such Tahoe Shares is entitled to dissent. Tahoe Optionholders are not entitled to exercise Dissent Rights.

If you dissent there can be no assurance that the amount you receive as fair value for your Tahoe Shares will be more than or equal to the Consideration under the Arrangement.

Each Tahoe Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and Sections 237 to 247 of the BCBCA, which are attached to this Tahoe Circular as Appendices “D” and “E”, respectively, and seek his, her or its own legal advice.

If, as of the Effective Date, the aggregate number of Tahoe Shares in respect of which Tahoe Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, exceeds 5% of the Tahoe Shares then outstanding, Pan American is entitled, in its discretion, not to complete the Arrangement. See “Transaction Documents – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective.”

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a Tahoe Shareholder who, for purposes of the Tax Act and at all relevant times (i) holds Tahoe Shares and will hold Pan American Shares, if applicable, and CVRs acquired pursuant to the Arrangement as capital property, and (ii) deals at arm’s length with, and is not affiliated with, Tahoe or Pan American (a “Holder”). Tahoe Shares, Pan American Shares and CVRs generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such securities in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date of this Tahoe Circular and the current published administrative policies and assessing practices of the CRA publicly available prior to the date of this Tahoe Circular This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Tahoe Circular (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

In addition, this summary is not applicable to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution” (as defined in the Tax Act), (iii) an interest in which is, or whose Tahoe Shares, CVRs or Pan American Shares are, a “tax shelter investment” (as defined in the Tax Act), (iv) who has made an election pursuant to the functional currency reporting election rules in the Tax Act, (v) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada, (vi) that has entered into a “synthetic disposition agreement” (as defined in the Tax Act) or a “derivative forward agreement” (as defined in the Tax Act) with respect to Tahoe Shares, Pan American Shares or CVRs, or (vii) that will receive dividends on Pan American Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). This summary is not applicable to persons holding Tahoe Options, Tahoe DSAs, Tahoe PSAs, Tahoe RSAs or Tahoe SARs.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Pan American Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own tax advisor.

THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS AND IS OF A GENERAL NATURE ONLY. IT IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT (INCLUDING THE EXERCISE OF DISSENT RIGHTS) UNDER FEDERAL, PROVINCIAL, TERRITORIAL AND OTHER APPLICABLE TAX LEGISLATION. THE DISCUSSION BELOW IS QUALIFIED ACCORDINGLY.

For purposes of the Tax Act, all amounts relating to the exchange of Tahoe Shares and the holding or disposition of Pan American Shares and CVRs must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in that regard.

This summary is based upon the understanding of counsel that a CVR evidences a contractual right to acquire a Pan American Share on the satisfaction of certain conditions. No advance tax ruling in respect of the Arrangement has been sought from the CRA and counsel is not aware of any judicial authority relating to this characterization.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, is a resident of Canada or who is deemed to be a resident of Canada for purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders who might not otherwise be considered to own Tahoe Shares or Pan American Shares as capital property may be entitled to have them and all other “Canadian securities”, as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election does not apply to CVRs. Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisors for advice as to whether the election is available or advisable in their particular circumstances.

Exchange of Tahoe Shares – No Section 85 Election

A Resident Holder who exchanges Tahoe Shares pursuant to the Arrangement (other than an Eligible Holder who makes a Section 85 Election with Pan American as discussed below under “Holders Resident in Canada – Exchange of Tahoe Shares – With Section 85 Election”) will be considered to have disposed of the Tahoe Shares for proceeds of disposition equal to the amount of cash received (if any) and the aggregate fair market value of the CVRs and any Pan American Shares received. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Tahoe Share immediately before the exchange. See “Holders Resident in Canada – Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The cost to the Resident Holder of any Pan American Shares acquired on such exchange will be equal to the fair market value of the Pan American Shares at the time of the exchange. The Resident Holder’s adjusted cost base of the Pan American Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Resident Holder of all Pan American Shares owned by the Resident Holder as capital property immediately prior to such exchange.

The cost to the Resident Holder of a CVR acquired on the exchange will be equal to the fair market value of the CVR at the time of the exchange.

Exchange of Tahoe Shares – With Section 85 Election

A Resident Holder who is an Eligible Holder and who receives Pan American Shares pursuant to the Arrangement may obtain a full or partial deferral in respect of the exchange of the Tahoe Shares by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and Pan American under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act, provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation (collectively, the “Section 85 Election”).

The availability and extent of the deferral will depend on the Elected Amount (as defined below) designated and the Resident Holder’s adjusted cost base of Tahoe Shares at the time of the exchange, and is subject to the Section 85 Election requirements being met under the Tax Act.

An Eligible Holder making a Section 85 Election will be required to designate an amount (the “Elected Amount”) in the election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s Tahoe Shares at the time of exchange. In general, the Elected Amount may not be:

(a)	less than the aggregate of the cash, if any, and the fair market value of the CVRs received by the Eligible Holder on the exchange;

(b)

less than the lesser of (i) the Eligible Holder’s adjusted cost base of the Tahoe Shares immediately before the time of the exchange, and (ii) the fair market value of the Tahoe Shares, at the time of the exchange; or

(c)	greater than the fair market value of Tahoe Shares at the time of the exchange.

The Canadian federal income tax treatment to an Eligible Holder who properly makes a valid Section 85 Election generally will be as follows:

(a)	the Eligible Holder will be deemed to have disposed of the Eligible Holder’s Tahoe Shares for proceeds of disposition equal to the Elected Amount;

(b)

the Eligible Holder will not realize any capital gain or capital loss if the Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Eligible Holder’s adjusted cost base of Tahoe Shares at the time of the exchange and any reasonable costs of disposition;

(c)

to the extent that the Elected Amount exceeds the aggregate of the adjusted cost base of the Tahoe Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain;

(d)	the cost to the Eligible Holder of a CVR acquired on the exchange will be equal to the fair market value of the CVR at the time of the exchange; and

(e)

the aggregate cost to the Eligible Holder of Pan American Shares acquired as a result of the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the Cash Consideration, if any, and the fair market value of the CVRs received by the Eligible Holder as a result of the exchange, and such cost will be averaged with the adjusted cost base of all other Pan American Shares held by the Eligible Holder immediately prior to the exchange as capital property for the purpose of determining thereafter the adjusted cost base of each Pan American Share held by such Eligible Holder.

The tax consequences of a Section 85 Election may differ slightly for Eligible Holders who elect to receive Cash Consideration for some of the Eligible Holder’s Tahoe Shares and Share Consideration for some of the Eligible Holder’s Tahoe Shares.

Pan American has agreed to make a Section 85 Election with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (or any applicable provincial tax legislation).

A tax instruction letter (the “Tax Instruction Letter”) containing detailed requirements to make a Section 85 Election, together with the relevant tax election forms (including the provincial tax election forms, if applicable) will be promptly delivered by email to a Tahoe Shareholder that checks the appropriate box on the Letter of Transmittal and Election Form, provides an email address in the appropriate place in the Letter of Transmittal and Election Form and submits the Letter of Transmittal to the Depositary on or before the Election Deadline.

To make a Section 85 Election, an Eligible Holder must provide two signed copies of the necessary joint election forms to an appointed representative, as directed by Pan American in the Tax Instruction Letter, within 60 days after the Effective Date, duly completed with the details of the Tahoe Shares transferred and the applicable agreed amount for the purposes of such joint elections.

Pan American shall, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), sign and return such forms to such Eligible Holder. Each Eligible Holder is solely responsible for ensuring the Section 85 Election is completed correctly and filed with the CRA (and any applicable provincial tax authority) by the required deadline. In its sole discretion, Pan American or any successor corporation may choose to sign and return a joint election form received by it more than 60 days following the Effective Date, but will have no obligation to do so.

Neither Tahoe, Pan American nor any successor corporation shall be responsible for the proper completion and filing of any joint election form, except for the obligation to sign and return the duly completed joint election forms which are received within 60 days of the Effective Date. The Eligible Holder will be solely responsible for the payment of any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation).

Any Eligible Holder who does not ensure that information necessary to make a Section 85 Election has been received by Pan American in accordance with the procedures set out in the Tax Instruction Letter within the time period noted above may not be able to benefit from the tax deferral provisions in subsections 85(1) or 85(2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Section 85 Election with Pan American should give their immediate attention to this matter.

Payment under the CVRs in Pan American Shares

Generally, no gain or loss should be realized by a Resident Holder who receives a payment in Pan American Shares pursuant to the Rights Indenture in respect of a CVR. The Resident Holder’s cost of a Pan American Share acquired thereby will be equal to the Resident Holder’s adjusted cost base of the CVR. As noted above, such cost will be equal to the fair market value of the CVR at the time of the exchange of the Tahoe Shares. The Resident Holder’s adjusted cost base of the Pan American Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Resident Holder of all Pan American Shares owned by the Resident Holder as capital property immediately prior to such acquisition.

Termination of CVRs

In the event of the termination of a CVR where it is cancelled pursuant to the Rights Indenture, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s adjusted cost base of such CVR. See “Holders Resident in Canada – Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Dividends on Pan American Shares

Dividends received or deemed to be received on Pan American Shares by a Resident Holder who is an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). Such dividends will be eligible for the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) paid by taxable Canadian corporations, to the extent that such dividends are properly designated by Pan American as eligible dividends.

A Resident Holder that is a corporation will include dividends received or deemed to be received on Pan American Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain.

Certain corporations, including a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 38 1/3% of the dividends received or deemed to be received on Pan American Shares to the extent that such dividends are deductible in computing taxable income. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Dispositions of Pan American Shares and CVRs

The disposition or deemed disposition of Pan American Shares and CVRs (other than as a result of a Resident Holder receiving Pan American Shares pursuant to the Rights Indenture in respect of a CVR) by a Resident Holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Pan American Shares or CVRs, as applicable, immediately before the disposition. See “Holders Resident in Canada – Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act.

Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. Such a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized by it in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Pan American Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such shares (or on a share for which such a share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to which these rules may be relevant should consult their own advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year which will include taxable capital gains.

Minimum Tax

Capital gains realized and dividends received or deemed to be received by individuals and certain trusts may give rise to minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who disposes of Tahoe Shares upon the exercise of Dissent Rights in consideration for a cash payment from Pan American equal to the fair value of the Tahoe Shares will receive proceeds of disposition equal to the amount received by the Resident Holder (excluding the amount of any interest awarded by a court). The dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Tahoe Shares.

A capital gain or capital loss realized by a dissenting Resident Holder will be treated in the same manner as described above under the subheading “Holders Resident in Canada – Capital Gains and Capital Losses”. Interest awarded by a court to a dissenting Resident Holder will be included in the holder’s income for purposes of the Tax Act.

Eligibility for Investment

The Pan American Shares, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and tax-free savings accounts (collectively, “Registered Plans”) and deferred profit sharing plans (“DPSPs”) (all as defined in the Tax Act), provided that the Pan American Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) or Pan American is a “public corporation”, as defined in the Tax Act.

The CVRs should be a qualified investment at a particular time for a Registered Plan or DPSP provided that at the particular time (a) the underlying Pan American Shares are a qualified investment for Registered Plans and DPSPs as described above, and (b) neither Pan American, nor any person with whom Pan American does not deal at arm’s length for the purposes of the Tax Act, is an annuitant, a beneficiary, an employee or a subscriber under, or a holder of, such Registered Plan or DPSP.

Notwithstanding the foregoing, if the Pan American Shares or CVRs are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber, as the case may be (the “Controlling Individual”), of the Registered Plan, will be subject to a penalty tax under the Tax Act. The Pan American Shares and CVRs generally will not be a prohibited investment for a Registered Plan provided the Controlling Individual of the Registered Plan: (i) deals at arm’s length with Pan American for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in Pan American. In addition, the Pan American Shares will not be a prohibited investment if such shares are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.

Persons who intend to hold Pan American Shares or CVRs in a Registered Plan or DPSP should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who: (i) has not been, is not resident or deemed to be resident in Canada for purposes of the Tax Act; and (ii) does not use or hold, and is not deemed to use or hold Tahoe Shares, Pan American Shares or CVRs in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. All Non-Resident Holders should consult their own tax advisors.

Exchange of Tahoe Shares and Subsequent Dispositions of Pan American Shares and CVRs

Non-Resident Holders who exchange their Tahoe Shares under the Arrangement for the Consideration will not be subject to tax under the Tax Act on any capital gain realized on the exchange unless such Tahoe Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of exchange and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Similarly, any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of Pan American Shares or CVRs will not be subject to tax under the Tax Act unless such Pan American Shares or CVRs, respectively, are, or are deemed to be, taxable Canadian property of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Generally, a Tahoe Share, a Pan American Share and a CVR will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition (including upon the exchange of the Tahoe Shares) provided that the particular share, or in the case of a CVR the underlying Pan American Share, is listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX), unless at any time during the 60 month period immediately preceding the disposition,

(a)

25% or more of the issued shares of any class of the capital stock of the issuer were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non- Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and

(b)

more than 50% of the fair market value of the applicable shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists.

A Tahoe Share or Pan American Share may be deemed to be “taxable Canadian property” in certain other circumstances (generally where such shares have been acquired on a tax-deferred rollover basis in exchange for another share or shares that constituted “taxable Canadian property” at the time of such exchange). NonResident Holders should consult their own tax advisors in this regard.

In circumstances where a Tahoe Share constitutes taxable Canadian property of the Non-Resident Holder, any capital gain that would be realized on the exchange of the Tahoe Share under the Arrangement that is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty, generally will be subject to the same Canadian tax consequences discussed above for a Resident Holder under the headings “Exchange of Tahoe Shares – No Section 85 Election”, “Exchange of Tahoe Shares – With Section 85 Election” and under the heading “Capital Gains and Capital Losses”. Similarly, with respect to a Pan American Share or CVR owned by a Non-Resident Holder in the aforesaid circumstances, the tax consequences discussed above for a Resident Holder under the heading “Dispositions of Pan American Shares and CVRs” and “Capital Gains and Capital Losses” will generally apply.

A Tahoe Shareholder that is an Eligible Holder and who receives Pan American Shares pursuant to the Arrangement may make a Section 85 Election jointly with Pan American to obtain a full or partial deferral for purposes of the Tax Act of the capital gain that would otherwise be realized on the exchange depending on the Elected Amount and the Eligible Holder’s adjusted cost base of the Tahoe Shares at the time of the exchange. The procedures for making a Section 85 Election and the effects of filing such an election under the Tax Act are as described above for a Resident Holder under the heading “Exchange of Tahoe Shares – With Section 85 Election”.

Non-Resident Holders should consult their own advisors with respect to the availability and advisability of making a Section 85 Election.

Dividends on Pan American Shares

Dividends paid, deemed to be paid, or credited on Pan American Shares to a Non-Resident Holder will be subject to Canadian non-resident withholding tax. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend. The withholding rate may be reduced pursuant to the provisions of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Canada-US Tax Treaty”), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada-US Tax Treaty and entitled to the full benefits of such treaty is generally reduced to 15% (or 5% in the case of a company beneficially owning at least 10% of Pan American’s voting shares).

Dissenting Non-Resident Holders

A Non-Resident Holder who disposes of Tahoe Shares to Pan American upon the exercise of Dissent Rights in consideration for a cash payment from Pan American will not be subject to tax under the Tax Act on any capital gain realized on the disposition unless such Tahoe Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty. The same general considerations apply as discussed above under the heading “Holders Not Resident in Canada – Exchange of Tahoe Shares and Subsequent Dispositions of Pan American Shares and CVRs” in determining whether a capital gain will be subject to tax under the Tax Act, except that a dissenting Non-Resident Holder will not be entitled to make a Section 85 Election to defer realizing any capital gain.

Any interest paid or credited to a dissenting Non-Resident Holder who deals at arm’s length with Pan American for purposes of the Tax Act should not be subject to withholding tax under the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Tahoe Shares relating to (i) the receipt of CVRs and Pan American Shares and/or Cash Consideration pursuant to the Arrangement, and (ii) the ownership and disposition of Pan American Shares and/or CVRs received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Pan American Shares received pursuant to the Arrangement. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including the specific tax consequences to a U.S. Holder under an applicable tax treaty.

There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and there can be no assurance that the IRS will not take a contrary position or that any contrary position taken by the IRS will not be sustained by a court. No opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of CVRs and Pan American Shares received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of CVRs and Pan American Shares received pursuant to the Arrangement.

Scope of this Disclosure

Authorities

This summary is based upon the Code, the Treasury Regulations, judicial authorities, the Canada-U.S. Tax Treaty, published positions of the IRS, and other applicable authorities, all as in effect on the date of this Tahoe Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

Tax Laws Not Addressed

This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction. Thus, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of CVRs and Pan American Shares. Except as specifically set forth below, this summary does not discuss any income tax reporting requirements.

Transactions Not Addressed

Unless otherwise noted, this summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation: (i) any conversion into Tahoe Shares or Pan American Shares of any notes, debentures or other debt instruments; (ii) any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving performance share awards, restricted share awards, deferred share awards, stock appreciation rights, or any rights to acquire Tahoe Shares or Pan American Shares; and (iii) any transaction, other than the Arrangement, in which Tahoe Shares or Pan American Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s circumstances. In particular, this discussion does not address the U.S. federal income tax considerations of the Arrangement or the ownership and disposition of CVRs and Pan American shares by U.S. Holders that are subject to special provisions under the Code, including (except as otherwise specifically noted):

•

U.S. Holders that do not hold Tahoe Shares and Pan American Shares, as applicable, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes);

•	securities or foreign currency broker-dealers;

•	persons that hold Tahoe Shares or Pan American Shares as part of a straddle, hedging, conversion, constructive sale, integrated financial transaction, or other risk-reduction transaction;

•	U.S. Holders whose “functional currency” is not the U.S. dollar;

•	U.S. expatriates or former long-term residents of the United States;

•	persons that hold Tahoe Shares or Pan American Shares through an entity, including a corporation or partnership or other pass-through entity;

•	partnerships or other pass-through entities;

•	regulated investment companies or real estate investment trusts;

•	banks thrifts, mutual funds, underwriters, and other financial institutions;

•	insurance companies;

•	traders in securities that have elected to apply a mark-to-market method of accounting;

•	tax-exempt organizations, qualified retirement plans, individual retirements accounts, pension funds, or other tax-deferred accounts;

•	holders who received their shares through the exercise of employee stock options, as compensation for services, or through a tax-qualified retirement plan;

•

persons that own, or have owned, directly, indirectly or by attribution, 5% or more of the total combined voting power or value of all Tahoe Shares or who will own immediately following the Arrangement, directly, indirectly or by attribution, 5% or more of Pan American;

•	U.S. Holders liable for alternative minimum tax;

•	holders other than U.S. Holders; and

•	holders who acquired interests by gift or inheritance.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (i) persons that have been, are, or will be a resident, or deemed to be a resident, in Canada for purposes of the Tax Act; (ii) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Tahoe Shares or Pan American Shares in connection with carrying on a business in Canada; or (iii) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Treaty.

If a partnership or other “pass through” entity classified as a partnership for U.S. federal income tax purposes holds Tahoe Shares or Pan American Shares after the Arrangement, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Tahoe Shares are urged to consult their own tax advisers regarding the specific tax consequences of the Arrangement and of the ownership and disposition of Pan American Shares.

U.S. Holders

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Tahoe Shares or Pan American Shares, as the case may be, or CVRs, participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement, who is:

•	an individual who is a citizen or resident of the United States as determined for U.S. federal tax purposes;

•	a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) over which a U.S. court can exercise primary supervision of its administration and all of the substantial decisions of which one or more U.S. persons have the authority to control.

Tahoe Shareholders are urged to consult their own tax advisers regarding the U.S. federal tax consequences of the Arrangement and of the ownership and disposition of Pan American Shares received pursuant to the Arrangement in light of their particular circumstances, as well as the tax consequences under U.S. state, U.S. local, and non-U.S. tax law and the possible effect of changes in tax law.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of Tahoe Shares or Pan American Shares, as the case may be, or CVRs, participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement, that is not a U.S. Holder for U.S. federal tax purposes.

This summary does not address the U.S. federal income tax consequences applicable to Non-U.S. Holders arising from the Arrangement or the ownership and disposition of Pan American Shares or CVRs received pursuant to the Arrangement. Accordingly, Non-U.S. Holders should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Pan American Shares or CVRs received pursuant to the Arrangement.

U.S. Federal Income Tax Consequences of the Exchange of Tahoe Shares for CVRs and Pan American Shares and/or Cash Consideration Pursuant to the Arrangement

Qualification of the Arrangement as a Reorganization

The exchange of Tahoe Shares for Cash Consideration, Pan American Shares, and CVRs, the contribution by Pan American of the Tahoe Shares to Subco, and the Merger of Tahoe and Subco pursuant to the Arrangement may be viewed either as separate transactions or treated as a single integrated transaction involving a statutory merger or consolidation of Tahoe into Subco for U.S. federal income tax purposes. If, as Tahoe believes should be the case, the exchange, contribution, and Merger are treated as part of a single integrated transaction involving a statutory merger or consolidation of Tahoe into Subco for U.S. federal income tax purposes, the Arrangement should qualify as a tax-deferred “reorganization” within the meaning of Sections 368(a)(1) and 368(a)(2)(D) of the Code (a “Reorganization”). However, because the Arrangement will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, and there are no direct authorities that consider whether the Arrangement is treated as a single integrated transaction involving a statutory merger or consolidation of Tahoe into Subco, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Arrangement. Nevertheless, the Parties intend to treat the Arrangement as a Reorganization for U.S. federal income tax purposes as if Tahoe merged with and into Subco pursuant to a statutory merger or consolidation and that Tahoe ceased its separate legal existence as specified in the Plan of Arrangement and the Tahoe Shareholders exchanged their Tahoe Shares for Pan American Shares and CVRs and/or Cash Consideration as part of such Merger.

The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable exchange are discussed below. U.S. Holders are urged to consult their own tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if the Arrangement Qualifies as a Reorganization

Subject to the PFIC rules discussed below, if the Arrangement qualifies as a Reorganization, then the following U.S. federal income tax consequences will apply:

•	a U.S. Holder generally should recognize gain, but not loss, realized in the Arrangement to the extent of the amount of any Cash Consideration received;

•	a U.S. Holder generally should not recognize gain or loss upon the receipt solely of CVRs and Pan American Shares;

•	a U.S. Holder should not recognize gain or loss upon the receipt of additional Pan American Shares pursuant to the CVRs;

•

the aggregate tax basis of the Pan American Shares received by a U.S. Holder pursuant to the Arrangement will be equal to the aggregate tax basis of the Tahoe Shares surrendered in exchange therefore, decreased by the amount of Cash Consideration received, and increased by the amount of any gain recognized;

•

the holding period for Pan American Shares received by a U.S. Holder pursuant to the Arrangement will include the U.S. Holder’s holding period for the Tahoe Shares surrendered in exchange therefore; and

•	if a U.S. Holder acquired different blocks of Tahoe Shares at different times or at different prices, such U.S. Holder’s tax basis and holding period in its Pan American Shares received in the Arrangement may be determined with reference to each block of Tahoe Shares exchanged.

Tax Treatment of the Receipt of CVRs in a Reorganization

There is no binding legal authority directly addressing the U.S. federal income tax treatment of the CVRs. Accordingly, the amount, timing, and character of any gain, income, or loss with respect to the CVRs are uncertain. The Parties expect that the CVRs will be treated as additional Share Consideration received by the Tahoe Shareholders in exchange for such shareholders’ Tahoe Shares. Although it is not entirely clear, and not expected, it is possible that any additional Pan American Shares received pursuant to the CVRs may constitute imputed interest income taxable as ordinary income under Section 483 of the Code. The portion of the CVRs treated as imputed interest generally would be equal to the excess of the value of the CVRs over the present value of such amount as of the consummation of the Arrangement, calculated using the applicable federal rate as a discount rate. Upon a sale or other disposition of a CVR, a U.S. Holder generally should recognize capital gain or loss equal to the difference between (i) the sum of the amount of any cash and the fair market value of any property received upon such sale or exchange (less any imputed interest, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the CVR. Although not entirely certain, such gain or loss generally should be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year (including any holding period for which such U.S. Holder held the Tahoe Shares surrendered) and it is possible that a portion of the amount received by a U.S. Holder upon a sale or other disposition of a CVR may be treated as imputed interest income, determined under the method described above. Neither Tahoe nor Pan American intend to seek a ruling from the IRS regarding the tax treatment of the CVRs and it is possible that the IRS might successfully assert that the tax treatment of the receipt of CVRs or Pan American Shares pursuant to the CVRs, or sales or other dispositions of CVRs, should be treated differently than described above. If the IRS were to successfully assert a contrary position, the amount, timing, and character of income, gain, or loss realized with respect to CVRs may be materially different than described above. U.S. Holders should consult their own tax advisors concerning the recognition of income, gain, or loss, if any, resulting from the receipt of CVRs, and sales or other dispositions of CVRs.

Tax Consequences if the Arrangement Fails To Qualify as a Reorganization

Subject to the PFIC rules discussed below, if the Arrangement fails to qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Tahoe Shares by U.S. Holders and the following U.S. federal income tax consequences would apply:

•

a U.S. Holder of Tahoe Shares would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Cash Consideration, Pan American Shares, and CVRs received pursuant to the Arrangement and (ii) such U.S. Holder’s adjusted tax basis (expressed in U.S. dollars) in the Tahoe Shares exchanged therefor;

•	the aggregate tax basis of the Pan American Shares and CVRs received by a U.S. Holder pursuant to the Arrangement would be equal to the fair market value of such properties on the date of receipt; and

•	the holding period of the Pan American Shares and CVRs received in the Arrangement would begin on the day after such properties are received.

Subject to the PFIC rules discussed below, any gain or loss recognized by a U.S. Holder in the Arrangement would be long-term capital gain or loss if the U.S. Holder’s holding period for such Tahoe Shares were more than one year as of the Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations.

Tax Treatment of the Receipt of CVRs if the Arrangement Fails to Qualify as a Reorganization

There is no binding legal authority directly addressing the U.S. federal income tax treatment of the CVRs. Accordingly, the amount, timing, and character of any gain, income, or loss with respect to the CVRs are uncertain. If the Arrangement were to fail to qualify as a Reorganization, a portion of the consideration received in connection with the taxable exchange will consist of CVRs or additional Pan American Shares received pursuant to the CVRs. In that case, a U.S. Holder would report the U.S. tax consequences of the exchange of Tahoe Shares pursuant to the Arrangement under either the installment sale method or the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Under the installment sale method, the U.S. Holder would recognize gain from the Arrangement in each year in which “payments” are received based on the product of the amount realized in such year and such U.S. Holder’s gross profit from the Arrangement and, thus, will defer a portion of the gain recognized on the exchange of Tahoe Shares to tax years following the year of the Arrangement. Under the installment sale method, a U.S. Holder must generally assume that all contingencies (including the receipt of additional Pan American Shares pursuant to the CVRs) are resolved in a manner that maximizes the amount realized or “selling price.” If subsequent events require such maximum selling price to be reduced, then the gross profit ratio will be recomputed with respect to any amounts realized in or after the tax year in which the event requiring the reduction occurs. If a contingent payment obligation (such as the receipt of additional Pan American Shares pursuant to the CVRs) becomes worthless, then the U.S. Holder may report a loss in the year in which such contingency is resolved. A U.S. Holder applying the installment sale method may be required to account for an interest charge on any deferred tax liability, which will be recognized as ordinary income. Alternatively, a U.S. Holder may elect to recognize gain on the exchange of Tahoe Shares under such U.S. Holder’s regular method of accounting. Under this method, a Tahoe Shareholder generally would recognize gain in the year of the Arrangement based on the difference between (i) the sum of the Cash Consideration and fair market value of any property received (including the value of the Pan American Shares and the value of the CVRs) upon such sale or exchange, and (ii) the U.S. Holder’s basis in the Tahoe Shares surrendered therefore. Following the Arrangement, upon a sale or other disposition of a CVR (prior to receiving additional Pan American Shares pursuant to such CVR), a U.S. Holder generally should recognize capital gain or loss equal to the difference between (i) the sum of the amount of any cash and the fair market value of any property received upon such sale or exchange (less any imputed interest, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the CVR, which basis would be increased to such CVR’s fair market value as of the Arrangement. Although not entirely certain, such gain or loss generally would be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year, though it is possible that a portion of the amount received by a U.S. Holder upon a sale or other disposition of a CVR may be treated as imputed interest income, determined under the method described above. Neither Tahoe nor Pan American intend to seek a ruling from the IRS regarding the tax treatment of the CVRs and it is possible that the IRS might successfully assert that the tax treatment of the receipt of CVRs or Pan American Shares pursuant to the CVRs, or sales or other dispositions of CVRs, should be treated differently than described above. If the IRS were to successfully assert a contrary position, the amount, timing, and character of income, gain, or loss realized with respect to CVRs may be materially different than described above. U.S. Holders should consult their own tax advisors concerning the recognition of income, gain, or loss, if any, resulting from the receipt of CVRs, and sales or other dispositions of CVRs.

Tax Consequences of the Arrangement if Tahoe Is Classified as a PFIC

A U.S. Holder of Tahoe Shares could be subject to special, adverse tax rules in respect of the Arrangement if Tahoe were classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Tahoe Shares.

A non-U.S. corporation is a PFIC for each tax year in which either (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more of its assets (by value) either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally includes all sales revenues less cost of goods sold, plus income from other investments and from incidental or outside operations or sources. For purposes of the PFIC provisions, “passive income” generally includes dividends, interest, certain royalties and rents, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value). Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s gross income arises from commodities that are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

Based on current business plans and financial expectations, Tahoe expects that it will not be classified as a PFIC during its tax year which includes the Effective Date, and believes it has not been a PFIC in prior tax years. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Tahoe during its tax year which includes the Effective Date or any prior tax year.

Absent application of the “PFIC-for-PFIC Exception” discussed below, if Tahoe is classified as a PFIC for any tax year during which a U.S. Holder holds Tahoe Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement. Because Tahoe believes that it will not be classified as a PFIC for the current year or its prior tax years, the PFIC-for-PFIC Exception likely will not be applicable. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding an interest in a PFIC.

Under the default PFIC rules:

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Proposed Treasury Regulations provide that U.S. Holders would recognize gain (beyond gain that would otherwise be recognized under the applicable nonrecognition rules discussed above as a result of the receipt of Cash Consideration), but not loss, on the disposition of Tahoe Shares in the Arrangement, even if the disposition otherwise qualifies for nonrecognition treatment as a Reorganization;

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any gain on the exchange of Tahoe Shares pursuant to the Arrangement and any “excess distribution” (defined as the excess of distributions with respect to the Tahoe Shares in any tax year over 125% of the average annual distributions such U.S. Holder has received from Tahoe during the shorter of the three preceding tax years or such U.S. Holder’s holding period for the Tahoe Shares), will be allocated rateably over such U.S. Holder’s holding period for the Tahoe Shares;

•	the amounts allocated to the current tax year and to any tax year prior to the first year in which Tahoe was a PFIC will be taxed as ordinary income in the current year;

•

the amounts allocated to each of the other tax years in such U.S. Holder’s holding period for the Tahoe Shares (“prior PFIC years”) will be subject to tax as ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior PFIC years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a Mark-to-Market Election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat Tahoe as a “qualified electing fund” (a “QEF” and such an election a “QEF Election”) under Section 1295 of the Code may mitigate or avoid the PFIC consequences described above with respect to the Arrangement. U.S. Holders with a Mark-to-Market Election or a QEF Election in place should consult their own tax advisors as to the impact to them of Tahoe being treated as a PFIC.

Under proposed Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that is a PFIC for its taxable year that includes the day after the date of transfer. For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception.” However, under such proposed Treasury Regulations, a Non-Electing Shareholder generally recognizes gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that is not a PFIC for its taxable year that includes the day after the date of transfer.

Tahoe believes that it was not a PFIC as discussed above and, thus, is not considered a PFIC with respect to certain U.S. Holders who held their Tahoe Shares during such tax years. Pan American also does not expect to be classified as a PFIC for its tax year which includes the day after the Effective Date based on current business plans and financial projections. Consequently, if Tahoe were determined to be a PFIC, it is not expected that the PFIC-for-PFIC Exception would apply to the Arrangement. Because neither Tahoe nor Pan American are expected to be treated as PFICs, under the foregoing rules contained in the proposed Treasury Regulations, the default PFIC rules are not expected to apply. However, if Tahoe is a PFIC and Pan American is not a PFIC, then a Non-Electing Shareholder would recognize gain (but not loss) on the Arrangement under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code, regardless of whether the Arrangement qualifies as a Reorganization.

The proposed Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance that they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement. In the absence of the proposed Treasury Regulations being finalized in their current form, if the Arrangement qualifies as a Reorganization, the U.S. federal income tax consequences to a U.S. Holder may be generally as set forth above in the discussion “Tax Consequences if the Arrangement Qualifies as a Reorganization”; however, it is unclear whether the IRS would agree with this interpretation and/or whether the IRS could attempt to treat the Arrangement as a taxable exchange on some alternative basis. If gain is not recognized under the proposed Treasury Regulations, a U.S. Holder’s holding period for the Pan American Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Tahoe Shares. It is possible that the IRS would take the position that a subsequent disposition of the Pan American Shares in a taxable transaction would be taxable under the default PFIC rules described above.

U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the receipt of Pan American Shares pursuant to the Arrangement, the information reporting responsibilities under the proposed Treasury Regulations in connection with the Arrangement, and whether the proposed Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Reorganization. Additional information regarding the PFIC rules is discussed under “Passive Foreign Investment Company Rules Relating to the Ownership of Pan American Shares” below.

U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement

A U.S. Holder of Tahoe Shares that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its Tahoe Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for Tahoe Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the adjusted tax basis of such U.S. Holder in such Tahoe Shares surrendered. Subject to the PFIC rules discussed above, such gain or loss would be long-term capital gain or loss if the U.S. Holder’s holding period for such Tahoe Shares were more than one year at the Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. Deductions for capital losses are subject to significant limitations. If Tahoe has been a PFIC at any time during which a U.S. Holder has held Tahoe Shares, then any gain from the exercise of Dissent Rights will be taxable in the manner described above under “Tax Consequences of the Arrangement if Tahoe Is Classified as a PFIC.”

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Pan American Shares

Distributions on Pan American Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Pan American Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Pan American, as computed for U.S. federal income tax purposes. Pan American does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Pan American with respect to the Pan American Shares will constitute dividend income. If Pan American is eligible for the benefits of the Canada-U.S. Tax Treaty or Pan American Shares are readily tradeable on an established securities market in the United States, then, subject to applicable limitations, dividends paid by Pan American to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided that certain holding period and other conditions with respect to the Pan American Shares are satisfied, including that Pan American not be classified as a PFIC in the tax year of distribution or in the preceding tax year. If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by Pan American to a U.S. Holder generally will be taxed at ordinary income rates. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Pan American Shares

Subject to the PFIC rules discussed below, a U.S. Holder that sells or otherwise disposes of Pan American Shares in a taxable disposition will recognize gain or loss in an amount equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be long-term capital gain or loss if the holding period for the Pan American Shares is more than one year at the time of the sale or other disposition. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate, or trust. There is no preferential tax rate for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of common shares. See “Foreign Tax Credit” and “Foreign Currency Considerations” below.

Passive Foreign Investment Company Rules Relating to the Ownership of Pan American Shares

If Pan American is considered a PFIC at any time during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of Pan American Shares.

Pan American generally will be a PFIC for a tax year if, after application of certain “look-through” rules with respect to subsidiaries in which Pan American holds at least 25% of the value of such subsidiary: (i) 75% or more of its gross income is passive income; or (ii) 50% or more of its assets (by value) either produce passive income or are held for the production of passive income based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources. “Passive income” generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s gross income arises from commodities that are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

Based on current business plans and financial projections, Pan American does not expect to be classified as a PFIC for its tax year which includes the day after the Effective Date. The determination of whether Pan American was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether Pan American will be a PFIC for any tax year depends on the assets and income of Pan American over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Tahoe Circular. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Pan American concerning its PFIC status or that Pan American was not, or will not be, a PFIC for any tax year.

If Pan American were classified as a PFIC in any taxable year during which a U.S. Holder owns Pan American Shares or CVRs, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available to U.S. Holders of Pan American Shares, which may not be available to U.S. Holders of CVRs, that may mitigate some of the adverse consequences resulting from Pan American’s treatment as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the PFIC status of Pan American, the application of the PFIC rules to the Pan American Shares, and the consequences of being treated as the owner of a PFIC.

Additional U.S. Federal Tax Considerations

Additional Tax on Net Investment Income

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates, or trusts are subject to a 3.8% tax on all or a portion of their ‘‘net investment income,’’ which may include all or a portion of their income arising from a distribution with respect to Tahoe Shares or Pan American Shares and net gain from the sale, exchange, or other disposition of Tahoe Shares or Pan American Shares. Each U.S. Holder is urged to consult its own tax advisor regarding the application of this tax.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax in connection with the Arrangement or in connection with the ownership or disposition of Pan American Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid. Subject to certain limitations, a credit will generally reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Tahoe Shares or Pan American Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the foreign tax credit rules.

Foreign Currency Considerations

The amount of any distribution or proceeds paid in non-U.S. currency to a U.S. Holder in connection with the ownership of Pan American Shares, or on the sale, exchange, or other taxable disposition of Pan American Shares, or any Canadian dollars received in connection with the Arrangement, will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars (or other non-U.S. currency) are converted into U.S. dollars at that time. If the Canadian dollars (or other non-U.S. currency) received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars or other non-U.S. currency equal to the U.S. dollar value thereof on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars or other non-U.S. currency and engages in a subsequent conversion or other disposition of the Canadian dollars or other non-U.S. currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders that use the accrual method. Each U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars or other non-U.S. currency.

Information Reporting, Backup Withholding, and Other Reporting Requirements

Under U.S. federal income tax law and the Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement with, a foreign corporation. A U.S. Holder that owns Tahoe Shares or Pan American Shares during any taxable year in which Tahoe or Pan American, respectively, is treated as a PFIC or controlled foreign corporation with respect to such U.S. Holder generally would be required to file statements with respect to such shares on IRS Form 8621 or 5471 with their U.S. federal income tax returns. Failure to file such statements may result in the extension of the period of limitations on assessment and collection of U.S. federal income taxes.

Certain U.S. Holders who are individuals must report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Substantial penalties may be imposed for a failure to disclose such information. Each U.S. Holder is urged to consult its own tax advisor regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of Pan American Shares.

Payments made within the United States or by U.S. payors or middlemen of (i) distributions on Pan American Shares, (ii) proceeds arising from the sale or other taxable disposition of Pan American Shares, or (iii) payments received in connection with the Arrangement (including, but not limited to, Tahoe Shareholders who exercise Dissent Rights), may be subject to information reporting and backup withholding (at a 24% rate). Payments of distributions on, or the proceeds from the sale or other disposition of, Pan American Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and certifies that he, she, or it is not subject to backup withholding on IRS Form W-9 (or substitute form), or is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding

The discussion of reporting and withholding requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences arising from the receipt of CVRs, Pan American Shares and/or Cash Consideration pursuant to the Arrangement and the ownership and disposition of such Pan American Shares and/or CVRs. U.S. Holders are urged to consult their own tax advisors concerning the tax consequences applicable to their particular situations.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as otherwise disclosed in this Tahoe Circular, none of the persons who were directors or executive officers of Tahoe or a subsidiary of Tahoe at any time during Tahoe’s last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Tahoe Shares, or any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Tahoe or its subsidiaries.

INFORMATION CONCERNING TAHOE

Overview

Tahoe is a Canadian-based resource company with a diverse portfolio of mines and projects in Guatemala, Peru and Canada. Tahoe’s registered and head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511.

Tahoe was incorporated under the BCBCA on November 10, 2009. Tahoe’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals, including gold, silver, lead and zinc, in the Americas. Currently, Tahoe’s business involves profitably operating the La Arena Mine and Shahuindo Mine, gold mining operations located in northwestern Peru, and the Bell Creek Mine and the Timmins West Mine, gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo Mine and Bell Creek Mine, project development and ongoing exploration programs in Peru and Canada. Operations at the Escobal Mine are currently suspended.

Summary of Operations

Tahoe operates the Escobal Mine in southeastern Guatemala, the La Arena and Shahuindo Mines in northwestern Peru and the Bell Creek and Timmins West Mines in Timmins, Ontario, Canada, all of which are producing properties. The majority of precious metals produced at the Escobal Mine are recovered into lead concentrates, with lesser amounts recovered to zinc concentrates. All precious metals produced from the La Arena, Shahuindo and Timmins Mines are recovered in doré.

Producing Properties

Escobal Mine

The Escobal Mine is an underground silver-gold-lead-zinc mine with mineral recovery by differential flotation producing precious metal-rich lead concentrates and zinc concentrates. The mine is located in southeast Guatemala, approximately 40 kilometres east-southeast of Guatemala City and two kilometres east of the town of San Rafael Las Flores in the Department of Santa Rosa. Primary access to the Escobal Mine is via 70 km of paved highway from Guatemala City. Operations have been temporarily suspended pending the satisfactory completion of the court ordered ILO 169 consultation to be conducted by MEM. See “Information Concerning Tahoe – Recent Developments – Escobal Mine License Suspension”.

During 2018, the Escobal Mine work force was reduced by approximately 85% in response to continued suspension of operations. MSR will seek to rehire a majority of those terminated when operations resume.

The most recent technical report on the Escobal Mine, filed in accordance with NI 43-101 is Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014 and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (the “Escobal Report”).

La Arena Mine

The La Arena Mine property includes the open pit, heap leach La Arena oxide gold mine currently in operation and an adjacent porphyry-hosted copper and gold deposit currently under study (referred to the La Arena II Project). La Arena is located in northern Peru, 480 kilometres north-northwest of Lima, Peru, in the Huamachuco District, Department of La Libertad. The project area is situated along the eastern slope of the western Cordillera, close to the continental divide at an average altitude of 3,400 metres above sea level. Primary access to the La Arena Mine is via a 165 kilometre national paved roadway from the coastal city of Trujillo.

The most recent technical report on the La Arena Mine, filed in accordance with NI 43-101 is Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018 and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (the “La Arena Report”). The technical report provides an update to the current La Arena Mine oxide open pit heap leach operation and presents a Preliminary Economic Assessment of the La Arena II Project copper-gold porphyry project adjacent to the current operation.

See Tahoe’s AIF for a summary of the preliminary economic assessment for the La Arena II Project.

Shahuindo Mine

The Shahuindo Mine is an open pit heap leach oxide gold operation which is currently in production. The mine is located in northern Peru, 500 kilometers north-northwest of Lima and 30 kilometres north of Tahoe’s La Arena Mine. The project site can be accessed from Cajamarca via approximately 130 kilometers of asphalt-paved highway, with unimproved roads accessing the site from the highway.

The most recent technical report on the Shahuindo mine, filed in accordance with NI 43-101 is Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016 and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (the “Shahuindo Report”). The technical report summarizes the prefeasibility study of the technical and economic viability of the Shahuindo Mine.

Bell Creek Mine

The Bell Creek Mine is an underground gold mine and processing facility located in Hoyle Township, Porcupine Mining Division, approximately 20 kilometres by road northeast of Timmins, Ontario. Access to the property is gained via an all-weather asphalt and gravel road north of Ontario Provincial Highway 101. The mine is situated approximately 564 km north-northwest of Toronto, Ontario. The project comprises Bell Creek deposit, mine infrastructure, the Bell Creek mill, tailing facilities, warehouse, mine dry and other ancillary facilities.

The most recent technical report on the Bell Creek Mine, filed in accordance with NI 43-101 is NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015 and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (the “Bell Creek Report”).

Timmins West Mine

The Timmins West Mine is an underground gold mine located approximately 19 kilometres west of the city of Timmins, Ontario. All season road access to the property is provided by provincial Highways 101 and 144. The provincial highways and a short access road provide year-round access to the mine. The Timmins West Mine encompasses a total area of approximately 17.1 square kilometers, or approximately 1,712 hectares. The majority of the property is situated within Bristol Township (1,340 hectares), with approximately 336 hectares located in Thorneloe Township and 36 hectares in Carscallen Township.

The most recent technical report on the Timmins West Mine, filed in accordance with NI 43-101 is National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada dated September 20, 2017 and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (the “Timmins West Report”).

Exploration and Development

Tahoe has the following early stage exploration and development projects: (i) La Arena II Project in Peru, and (ii) Whitney, Gold River, Juby, Fenn-Gib, Marlhill, Vogel/Schumacher in Timmins, Ontario. See Tahoe’s AIF for further information on Tahoe’s exploration and development properties.

Mineral Reserves and Mineral Resources

On February 15, 2018, Tahoe reported consolidated mineral reserve and mineral resource estimates for its mines and development projects as of January 1, 2018. A complete description of each property’s mineral resources and mineral reserves is included in the individual property descriptions contained in Tahoe’s AIF, which is incorporated by reference into this Tahoe Circular.

As reported on February 15, 2018, Tahoe’s measured and indicated mineral resources totaled 14 million ounces of gold, 403 million ounces of silver, 5.8 billion pounds of copper, 257 thousand tonnes of lead and 427 thousand tonnes of zinc. Metal contained in mineral resources for each of Tahoe’s operating and exploration/development properties is summarized in the following tables.

MINERAL RESOURCES AS OF JANUARY 1, 20181, 2, 4

As reported on February 15, 2018, Tahoe’s proven and probable mineral reserves totaled 4 million ounces of gold, 288 million ounces of silver, 196 thousand tonnes of lead and 320 thousand tonnes of zinc. Metal contained in mineral reserves for each of Tahoe’s operating mines is summarized in the following table:

MINERAL RESERVES AS OF JANUARY 1, 20181, 3

Notes:

(1)	Technical information in these tables has been approved by Tom Fudge, Vice President Operations, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

(2)

Mineral resource estimates are classified as measured, indicated or inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The mineral resource estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council.

(3)

Mineral reserve estimates are based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. Tahoe is not currently aware of any known factors that are reasonably likely to have a negative material impact on Tahoe’s mineral reserves. The mineral reserve estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council.

(4)	Mineral resources are inclusive of mineral reserves.

(5)

Bell Creek– The basis of the mineral resource and mineral reserve estimates for the Bell Creek Mine is from the Bell Creek Report. Mineral resources and mineral reserves reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017. The Bell Creek mine mineral resources are reported as in situ resources using a gold cut- off grade of 2.2 g/t. Mineral reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the measured and indicated mineral resources using a long-term gold price of $1,275/oz and reported at a gold cut-off grade of 2.3 g/t. Mineral reserves are supported by a mine plan that features variable stope thicknesses designed on the mineral resource model using operating costs of $87.42 per tonne ore with 95% mining recovery, external dilution of 16% and metallurgical recovery of 94.5%.

(6)

Escobal– The basis of the mineral resource and mineral reserve estimates for the Escobal Mine is from the Escobal Report. Mineral resources and mineral reserves reported at January 1, 2018 were calculated by subtracting mine depletion volumes from the mineral resource and mineral reserve estimates stated in the aforementioned technical report. Mineral resources are reported using a 100 g/t silver- equivalent cut-off grade calculated using metal prices of $20.00/oz, silver, $1,300.00/oz gold, $1.00/lb lead and $1.10/lb zinc. Mineral reserves as of January 1, 2018 were calculated by applying an updated mine plan to the mineral resource estimate stated in the Escobal Feasibility Study taking into account mining depletion through the end of 2017. Cut-off grades to define the January 1, 2018 mineral reserves were calculated from the NSR value of the resource model blocks contained within the life-of-mine plan minus the production cost to account for variability in mining method and metallurgical response. Metal prices used to determine the NSR value were $20.00 per ounce silver, $1,300.00 per ounce gold, $1.00 per pound lead and $1.10 per pound zinc. Actual mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine were used to derive operating costs used in the reserve calculation.

(7)

La Arena– The basis of the mineral resource and mineral reserve estimates for the La Arena mine is from the La Arena Report. Mineral resources and mineral reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated mineral resource estimate completed July 1, 2017. Mineral resources are reported at a cut-off grade of 0.10 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400/oz Au and actual costs experienced at the La Arena Mine. Mineral reserves for the La Arena Mine are reported at a 0.10 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200 per ounce gold and actual operating costs incurred. As the resource block model is a diluted block model, no additional dilution or mining losses were applied. The life-of-mine strip ratio is 1.9 (waste:ore).

(8)

Shahuindo– The basis of the mineral resource and mineral reserve estimates for the Shahuindo mine is from the Shahuindo Report. Mineral resources and mineral reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated mineral resource estimate completed July 1, 2017. The Shahuindo mineral resources are reported using a gold cut-off grade for oxide material of 0.15 g/t. Oxide resources are reported within a $1,400/oz gold optimized pit shell. The sulfide mineral resources at the Shahuindo Mine are classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the inferred sulfide mineral resource is reported at a 0.5 g/t gold-equivalent cut-off grade using a silver-to-gold ratio of 80. Oxide mineral reserves are reported at a 0.18 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using US$1,200/oz gold and actual operating costs incurred. The mineral reserves were calculated from measured and indicated oxide mineral resources only and include 5% dilution and mining losses of 2%. The life-of-mine strip ratio is 1.1 (waste:ore). There are no sulfide mineral reserves reported for the Shahuindo Mine.

(9)

Timmins West – The basis of the Timmins West Mine mineral resource and mineral reserve estimates is from the Timmins West Report. Mineral resources and mineral reserves for the Timmins West Mine reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017. The Timmins West Mine mineral resources are reported as in situ resources using a gold cut-off grade of 1.5 g/t. Mineral reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the measured and indicated mineral resources using a gold price of $1,275/oz and a gold cut-off grade of 2.0 g/t. Mineral reserves are supported by a mine plan that features variable stope thicknesses designed on the updated mineral resource model using operating costs of US$78.64 per tonne ore with 95% mining recovery, external dilution of 15% and metallurgical recovery of 97%.

(10)

La Arena II – The basis of the mineral resource estimate for the La Arena II project is from La Arena Report. Mineral resources for the La Arena II project are reported within an optimized undiscounted cash flow pit shell using metal prices of $4.00 per pound copper and $1,500 per ounce gold and operating cost and metallurgical recovery parameters developed for the La Arena II Preliminary Economic Assessment. Oxide mineral resources are reported using a 0.10 g/t gold cut-off grade; sulfide mineral resources are reported using a 0.18% copper- equivalent cut-off grade calculated using $4.00 per pound copper and $1,500 per ounce gold.

(11)

Fenn-Gib – The mineral resource estimate for the Fenn-Gib project is from the Fenn-Gib Resource Estimate Technical Report, Timmins Canada, dated December 23, 2011, with an effective date of November 17, 2011. Nearly all of the indicated mineral resources and approximately 90% of inferred mineral resources are reported within a $1,190/oz gold pit shell using a gold cut-off grade of 0.50 g/t, operating costs of US$13.00/tonne ore and process recovery of 85%. The remaining indicated and inferred mineral resources which are occur below the pit limits are reported using a gold cut-off grade of 1.5 g/t. There are no measured mineral resources nor mineral reserves reported for the Fenn-Gib property.

(12)

Whitney – The mineral resource estimate for the Whitney project is from the Technical Report and Resource Estimate on the Upper Hallnor, C-Zone, and Broulan Reef Deposits, Whitney Gold Property, Timmins Area, Ontario, Canada, dated February 26, 2014. Mineral resources are reported using a gold cut-off grade of 3.0 g/t, which was derived using a gold price of $1,200/oz, operating costs of $96.75/tonne milled, mining dilution of 20% and process recovery of 95%. There are no mineral reserves reported for the Whitney property.

(13)

Gold River – The Mineral resource estimate for the Gold River project is from the Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada, dated April 5, 2012, with an effective date of January 17, 2012. Mineral resources are reported using a gold cut-off grade of 2.0 g/t, which was derived using a gold price of $1,200/oz, operating costs of $82.00/tonne milled and process recovery of 85%. A minimum thickness of two meters was used to constrain the reported mineral resources. There are no measured mineral resources nor mineral reserves reported for the Gold River property.

(14)

Juby – The mineral resource estimate for the Juby project is from the Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario, dated February 24, 2014, with an effective date of February 24, 2014. Mineral resources are reported as in situ resources using a gold cut-off grade of 0.40 g/t. There are no measured mineral resources nor mineral reserves reported for the Juby property.

(15)

Marlhill – The Marlhill mineral resource estimate is from the Technical Report on the Marhill Project, Hoyle Township, Timmins, Ontario, Canada, March 1, 2011, with an effective date of March 1, 2011. Mineral resources are reported as in situ resources using a gold cut-off grade of 0.2.9 g/t and a minimum width of two meters. The cut-off grade was determined using a gold price of $1,125/oz, operating costs of C$100/tonne and metallurgical recovery of 90%. There are no measured or inferred mineral resources nor mineral reserves reported for the Marlhill property.

(16)

Vogel – The Vogel/Schumacher mineral resource estimate is from the Technical Report on the Initial Mineral Resource Estimate for the Vogel/Schumacher Deposit, Bell Creek Complex, Hoyle Township, Timmins, Ontario, Canada, June 14, 2011, with an effective date of May 2, 2011. Mineral resources are reported at a gold cut-off grade of 0.63 g/t inside an optimized pit shell developed using a gold price of $1,150/oz, operating costs of $24.75/tonne and process recovery of 95%. Additional mineral resources which occur below the pit shell are reported using a gold cut-off grade of 2.9 g/t. There are no measured mineral resources nor mineral reserves reported for the Vogel/Schumacher property.

Production

The Company recovered 445.9 thousand ounces of gold and 9.9 million ounces of silver in 2017 from the Escobal Mine, the La Arena Mine, the Shahuindo Mine and the Timmins Mine, with minor amounts of lead and zinc produced from the Escobal Mine. Metal produced by mine in 2017 and Q3 YTD 2018 is summarized in the tables below:

2017 MINE PRODUCTION
Operation	Gold (koz)	Silver (koz)	Lead (ktonnes)	Zinc (ktonnes)
Escobal Mine(1)	4.3	9,692	4.2	6.1
La Arena Mine	195.6	34	—	—
Shahuindo Mine	79.0	116	—	—
Timmins Mines	167.0	21	—	—
Total	445.9	9,863	4.2	6.1

Note:
(1) Escobal production includes gold, silver and lead recovered to lead concentrate and gold, silver and zinc recovered to zinc concentrate.

Q3 YTD 2018 MINE PRODUCTION
Operation	Gold (koz)	Silver (koz)
Escobal(1)	-	-
La Arena	112	-
Shahuindo	63	-
Timmins Mines	110	-
Total	285	-

Note:
(1) Operations at the Escobal Mine have been suspended since July 2017.

Q3 YTD 2018 Costs and Update on 2018 Guidance

Cost of sales per gold ounce sold and costs per gold ounce produced for Q3 YTD 2018 were as follows:

Cost of sales per gold ounce sold(1)	$1,097

Costs per gold ounce produced(1)
Total cash costs net of by-product credits(1)	$767
All-in sustaining costs net of by-product credits(1)	$1,156

Note:
(1) Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of Tahoe management’s discussion and analysis for Q3 2018, which includes a reconciliation to total operating costs from Tahoe’s interim financial statements.

Tahoe expects to meet the low end of its production guidance for 2018 (400 to 475 thousand ounces of gold) and the high end of its total cash cost, all-in sustaining costs, and capital guidance for the full year 2018, with gold production weighted to the fourth quarter. See Tahoe’s press release dated February 22, 2018 for the original cost and production guidance for 2018.

Recent Developments

Revolving Credit Facility and Additional Draw Down

On February 16, 2018, Tahoe entered into the Tahoe Credit Agreement with its bank syndicate for a US$175 million revolving credit facility plus a US$25 million accordion feature, for total access of US$200 million in capital. The facility matures on July 19, 2021. The Tahoe Credit Agreement is structured on the strength of Tahoe’s gold business alone, and access to the facility is not dependent on the operation of the Escobal Mine.

As of September 30, 2018, Tahoe had drawn US$100 million of this credit facility. In November 2018, Tahoe drew an additional US$25 million on the credit facility and continues to have access to the remaining US$50 million undrawn portion and a US$25 million accordion feature.

Escobal Mine License Suspension

On May 24, 2017, an anti-mining organization, CALAS, filed the CALAS Claim in the Supreme Court of Guatemala against MEM alleging that MEM violated the Xinka Indigenous communities’ right of consultation in advance of granting the Escobal Mine mining license to Tahoe’s Guatemalan subsidiary, MSR.

On July 5, 2017, Tahoe announced that the Supreme Court of Guatemala issued a provisional decision in respect of the CALAS Claim that suspended the Escobal Mine mining license until the underlying civil claim was fully heard on the merits.

On September 10, 2017, the Supreme Court of Guatemala issued a definitive decision on the merits of the underlying claim and reinstated Escobal Mine’s mining license. The ruling allowed the Escobal Mine to restart operations immediately and to continue to operate during consultation. The ruling also ordered MEM to consult with the Xinka Indigenous communities within a certain geographic area.

CALAS and other interested parties appealed the Supreme Court of Guatemala’s September 2017 decision reinstating the Escobal Mine license to the Constitutional Court of Guatemala.

Constitutional Court of Guatemala Ruling

On September 3, 2018, the Constitutional Court of Guatemala issued its preliminary resolution (or ruling) which ordered the continued suspension of the Escobal Mine mining license while MEM conducts an ILO 169 consultation with the Xinka Indigenous communities residing in the area of influence of the Escobal Mine. On October 8, 2018, the Constitutional Court of Guatemala issued a final resolution which is not appealable. The final resolution outlines a four-stage consultation process: (i) review, (ii) pre-consultation, (iii) consultation and (iv) Supreme Court of Guatemala verification.

The cornerstone principles of ILO 169 are consultation and participation—principles that Tahoe embraces. ILO 169 is intended to be an instrument for good governance and a tool for conflict resolution and reconciliation of diverse interests. ILO 169 does not contemplate a veto of development projects. In the case of the Escobal Mine, a successful consultation process will identify any concerns from the Xinka Indigenous communities in the area of influence and seek to determine, in good faith, acceptable mitigations to those concerns in order for the mine to restart operations.

In addition to the ILO 169 consultation process led by MEM, the Constitutional Court of Guatemala also established other requirements that must be completed as a condition for Tahoe to restart operations at the Escobal Mine, including studies related to archaeology, health, and environmental compliance which are intended to confirm that the Escobal Mine is meeting regulatory and national standards.

The Constitutional Court of Guatemala’s final resolution does not define a timeline for completion of the entire ILO 169 consultation process and Tahoe cannot predict when the consultation will be completed. As of November 6, 2018, stage 1 of the four-stage ILO 169 consultation process was well advanced.

For additional details and a description of the four stage process, including details on the current status of the export license for the Escobal Mine and the roadblock near the town of Casillas, refer to the press releases of Tahoe dated October 10, 2018, September 7, 2018, September 4, 2018, March 8, 2018, September 26, 2017, September 10, 2017, August 24, 2017 and July 5, 2017 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Update on Shahuindo Mine Expansion

On October 16, 2018, Tahoe received the 36,000 tons per day operating permit for the Shahuindo Mine from the Ministry of Energy and Mines in Peru. The Shahuindo Mine has already started ramping up placement of ore on the leach pads as well as increasing process solution flow rates. Sustainable 36,000 tons per day operation will require final connection to the power grid currently expected to be completed late in Q4 2018.

The Shahuindo Mine expansion project remains within original cost guidance. The Shahuindo Mine expansion includes the 36,000 tons per day crushing and agglomeration circuit (with estimated total capital guidance of US$80 million) as well as the expansion of the absorption, desorption and refining plant to 36,000 tons per day, the installation of a 220kV transmission line and substation, leach pad 2B and other associated secondary projects such as the water treatment facilities. Total estimated costs for the Shahuindo Mine expansion (including the US$80 million crushing and agglomeration circuit) is US$170 million to US$180 million, of which US$142.2 million was spent through September 30, 2018, excluding capitalized interest, with an additional US$9.2 million committed. Approximately US$30 million to US$35 million of the total Shahuindo Mine expansion guidance is expected to be spent for the secondary projects in 2019.

Update on Bell Creek Mine Shaft Project and Expansion

The overall construction of the Bell Creek Mine shaft project is expected to be completed in Q4 2018 with the final commissioning through the end of the year. The commissioning of the two hoists has begun, while the final electrical work is being completed on the surface plant. The 1040m loading pocket, conveyor gallery and ore/waste chute installations and at both 1000m dump stations are near completion. The remaining critical path is in the shaft steel installation in the lower portion of the shaft.

Mill operations at Bell Creek Mine averaged 4,287 tons per day in Q3 2018 as part of Tahoe’s efforts to optimize the Bell Creek Mine operations. Once the Bell Creek Mine shaft project is complete and the mine ramps up by the end of 2018, management expects the mill to achieve sustainable throughput exceeding 4,400 tons per day with minimal additional capital expenditure, which is expected to lead to improved Q4 gold production.

Tahoe now estimates the shaft project will be completed within 10% of the original US$80 million guidance with the majority of the increase over guidance driven by hoist electrical installation and certain indirect costs through the end of the year. Approximately US$82.5 million had been spent through September 30, 2018, excluding capitalized interest. Tahoe has committed US$5 million, which is substantially all of the remaining costs for the project.

Class Action Lawsuits

On July 7, 2017, Tahoe learned that three purported class action lawsuits had been filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the U.S. Exchange Act and Rule 10b-5 thereunder. The lawsuits allege that Tahoe made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of Tahoe Shares. The lawsuits were filed following the issuance of the provisional decision by the Supreme Court of Guatemala and have been consolidated in the Federal District Court for the District of Nevada. The court-appointed lead plaintiff filed a consolidated amended complaint on August 31, 2018 alleging compensatory damages, interest, fees and costs. Tahoe filed a motion to dismiss the claims on October 30, 2018. Tahoe disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which is not determinable at this time.

On October 5, 2018, Tahoe learned that a proposed class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. The lawsuit asserts various statutory and common law claims relating to alleged misrepresentations concerning Tahoe’s disclosure in respect of the Escobal Mine and in particular the mining license. The lawsuit seeks damages of US$200 million. Tahoe disputes the allegations and will vigorously defend the lawsuit, the outcome of which is not determinable at this time.

Garcia, et. al Personal Injury Lawsuit

On June 18, 2014, seven plaintiffs filed an action against Tahoe in the Court alleging battery and negligence regarding a security incident that occurred at the Escobal Mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages. In April 2017, three of the seven plaintiffs settled their suits against Tahoe. The case is now proceeding on the merits in the Court. Tahoe filed a response to the plaintiffs’ claim on February 15, 2018.

Tahoe Documents Incorporated by Reference

Information has been incorporated by reference in this Tahoe Circular from documents filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Tahoe at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511 (telephone: 775-448-5800), and are also available electronically under Tahoe’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Tahoe’s filings on SEDAR and EDGAR are not incorporated by reference in this Tahoe Circular except as specifically set out herein.

The following documents filed by Tahoe with the securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference in, and form an integral part of, this Tahoe Circular:

(i)	Tahoe’s AIF;

(ii)

the audited consolidated financial statements for the years ended December 31, 2017 and 2016, together with the notes thereto and the report of the independent registered public accounting firm thereon;

(iii)	the management’s discussion and analysis for the year ended December 31, 2017 dated February 22, 2018;

(iv)	the unaudited condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2018 and 2017, together with the notes thereto;

(v)	the management’s discussion and analysis for the three and nine months ended September 30, 2018 dated November 6, 2018;

(vi)	the management information circular of Tahoe dated March 9, 2018 prepared in connection with the annual general meeting of shareholders held on May 3, 2018;

(vii)	the material change report dated February 23, 2018 regarding the amended Tahoe Credit Agreement;

(viii)	the material change report dated June 18, 2018 regarding management changes;

(ix)

the material change report dated September 11, 2018 regarding the Constitutional Court of Guatemala’s issuance of its final resolution relating to the mining license for the Escobal Mine in Guatemala; and

(x)	the material change report dated November 26, 2018 regarding the Arrangement Agreement.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus (excluding confidential material change reports), if filed by Tahoe with a securities commission or similar regulatory authority in Canada after the date of this Tahoe Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable securities legislation in Canada, will be deemed to be incorporated by reference in this Tahoe Circular. In addition, to the extent that any document or information incorporated by reference in this Tahoe Circular is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference in this Tahoe Circular (in the case of a report on Form 6-K, if and to the extent expressly provided therein). Tahoe’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC’s website at www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Tahoe Circular to the extent that a statement contained in this Tahoe Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Tahoe Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or necessary to make a statement not misleading in light of the circumstances in which it is made.

Principal Holders of Common Shares

To the knowledge of the directors and officers of Tahoe, no person or company beneficially owns, controls or directs, directly or indirectly, Tahoe Shares carrying more than 10% of the voting rights attached to all issued and outstanding Tahoe Shares as at December 4, 2018, except as shown in the table below.

Name	Number of Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Tahoe Shares
Van Eck Associates Corp.	40,903,795(1)	13.1%

Note:
(1) As reported by Van Eck Associates Corp. on SEDAR on August 8, 2018.

Consolidated Capitalization

There have been no material changes in the share or loan capital of Tahoe, on a consolidated basis, since September 30, 2018, the date of the most recently filed financial statements of Tahoe, other than the US$25 million draw on the credit facility in November 2018. See “Information Concerning Tahoe – Recent Developments – Revolving credit facility”.

Description of Share Capital

The authorized share capital of Tahoe consists of an unlimited number of Tahoe Shares. As of the date of this Tahoe Circular, there are 313,313,670 Tahoe Shares issued and outstanding. In addition, as of the close of business on December 4, 2018, an aggregate of 3,499,758 Tahoe Shares are issuable upon the exercise of Tahoe Options, 449,675 Tahoe Shares are issuable upon the vesting of outstanding Tahoe DSAs and 471,800 Tahoe Shares are issuable upon the vesting of outstanding Tahoe PSAs (assuming payout at the 100% achieved performance ratio level and before any required proration).

The Tahoe Shareholders are entitled to one vote per Tahoe Share at meetings of the Tahoe Shareholders. Tahoe Shareholders are entitled to dividends, if, as and when declared by the Tahoe Board and, upon liquidation, to participate equally in such assets of Tahoe as are distributed to the holders of Tahoe Shares.

Price Range and Trading Volume

The Tahoe Shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. The following table shows the high and low trading prices and monthly trading volume of the Tahoe Shares on the TSX for the 12-month period preceding the date of this Tahoe Circular:

	High	Low
Month	(Cdn$)	(Cdn$)	Volume
November, 2017	6.325	5.440	18,594,739
December, 2017	6.150	5.335	18,844,485
January, 2018	6.360	5.320	27,731,570
February, 2018	6.300	4.750	25,380,759
March, 2018	6.550	5.830	17,867,215
April, 2018	7.050	6.020	14,466,852
May, 2018	6.920	6.060	16,413,982
June, 2018	7.270	6.320	13,960,304
July, 2018	6.870	5.730	12,633,929
August, 2018	6.010	4.435	14,441,029
September, 2018	4.070	3.360	28,797,974
October, 2018	3.990	3.090	19,054,731
November, 2018	4.730	2.880	27,888,021

The closing price of the Tahoe Shares on the TSX on December 4, 2018 was Cdn$4.67. The closing price of the Tahoe Shares on the TSX on November 13, 2018, the last trading day prior to the announcement of the Arrangement, was Cdn$2.90.

The following table shows the high and low trading prices and monthly trading volume of the Tahoe Shares on the NYSE for the 12-month period preceding the date of this Tahoe Circular:

	High	Low
Month	(US$)	(US$)	Volume
November, 2017	4.91	4.29	44,307,498
December, 2017	4.86	4.15	47,844,502
January, 2018	5.09	4.27	60,989,131
February, 2018	4.93	3.76	72,246,162
March, 2018	5.06	4.51	57,033,562
April, 2018	5.60	4.69	44,751,480
May, 2018	5.38	4.73	48,662,858
June, 2018	5.63	4.75	78,069,137
July, 2018	5.20	4.35	57,489,652
August, 2018	4.62	3.39	70,494,869
September, 2018	3.10	2.55	111,867,309
October, 2018	3.06	2.35	65,312,982
November, 2018	3.56	2.17	134,019,771

The closing price of the Tahoe Shares on the NYSE on December 4, 2018 was US$3.52. The closing price of the Tahoe Shares on the NYSE on November 13, 2018, the last trading day prior to the announcement of the Arrangement, was US$2.20.

If the Arrangement is completed, all of the Tahoe Shares will be owned by Pan American and will be delisted from the TSX and the NYSE, subject to the rules and policies of the TSX and the NYSE, respectively.

Prior Sales

The following table sets forth information in respect of issuances or purchases of Tahoe Shares and securities that are convertible or exchangeable into Tahoe Shares within the 12 months prior to the date of this Tahoe Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date of Issuance	Reasons for Issuance	Number and Type of Securities	Issue/Exercise Price per Security (Cdn$)
April 2, 2018	Vesting of deferred share awards	208,000 shares	n/a

May 28, 2018	Grant of options	11,700 options	6.44

	Grant of options	461,000 options	6.66

	Grant of deferred share awards	10,110 deferred share awards	n/a

	Grant of performance share awards	20,000 performance share awards	n/a

June 14, 2018	Grant of deferred share awards	261,900 deferred share awards	n/a

	Grant of restricted share awards	285,975 restricted share awards	n/a

	Conversion of restricted share awards	285,975 shares	n/a

	Grant of performance share awards	451,800 performance share awards	n/a

June 25, 2018	Vesting of deferred share awards	30,000 shares	n/a

June 27, 2018	Vesting of deferred share awards	11,000 shares	n/a

August 2, 2018	Grant of deferred share awards	5,700 deferred share awards	n/a

August 20, 2018	Grant of options	14,793 options	4.93

	Grant of deferred share awards	7,965 deferred share awards	n/a

Dividends or Capital Distributions

In December 2014 Tahoe paid its inaugural cash dividend of US$0.02 per Tahoe Share per month, and additional US$0.02 per Tahoe Share dividends were paid each month in 2015 and 2016, and until and including July 2017. Tahoe implemented a dividend reinvestment plan in October 2016, which was open for enrollment to qualified participants.

Dividends declared and paid during 2017, 2016 and 2015 totaled US$43.7 million, US$69.4 million and US$49.7 million, respectively. Dividends paid in 2017 and 2016 consisted of cash and non-cash payments in the form of Tahoe Shares through the dividend reinvestment plan. For 2017 and 2016, cash payments were US$35.7 million and US$67.0 million, respectively, and non-cash payments were US$8.0 million and US$2.4 million, respectively, for a total issuance of 1,010,844 and 256,747 Tahoe Shares, respectively.

Tahoe announced the cessation of the dividend and the dividend reinvestment plan, beginning August 8, 2017, due to the ruling of the Supreme Court of Guatemala to provisionally suspend the Escobal Mine mining license.

Ownership of Securities

The table below outlines, as at the date of this Tahoe Circular, the number of Tahoe Shares, Tahoe Options, Tahoe DSAs and Tahoe PSAs owned or controlled, directly or indirectly, by each of the directors and senior officers of Tahoe, and each associate or affiliate of an insider of Tahoe, each associate or affiliate of Tahoe, each insider of Tahoe (other than the directors or officers), and each person acting jointly or in concert with Tahoe. To the knowledge of Tahoe, each of the following persons is a party to a Tahoe Voting Agreement and intends to vote their Tahoe Shares in favour of the Arrangement Resolution, except with regard to Van Eck Associates Corp., which has not signed a Tahoe Voting Agreement, consistent with such shareholder’s internal policy and practice.

Name	Position	Tahoe Shares	Tahoe Options	Tahoe DSAs	Tahoe PSAs
Kevin McArthur	Executive Chair	3,769,335	145,000	10,000	-
Jim Voorhees	President and Chief Executive Officer	164,000	150,000	66,000	133,400
Mark Sadler	Vice President Project Development	86,000	276,300	28,900	32,200
Elizabeth McGregor	Executive Vice President Chief Financial Officer	62,515	300,300	43,700	54,400
Edie Hofmeister	Executive Vice President Corporate Affairs	150,000	330,300	43,700	54,400
Brian Brodsky	Vice President Exploration	239,721	276,900	29,200	33,400
Thomas Fudge	Vice President Operations	28,000	214,500	26,300	31,200
Charles A. Jeannes	Director	43,375	-	-	-
Drago G. Kisic	Director	46,387	-	-	-
Alan C. Moon	Director	67,142	-	-	-
A. Dan Rovig	Director	159,625	-	-	-
Paul B. Sweeney	Director	259,625	-	-	-
Kenneth F. Williamson	Director	119,625	-	-	-
Tanya M. Jakusconek	Director	69,625	-	-	-
Van Eck Associates Corp.	N/A	40,903,795(1)	-	-	-

Note:
(1) As reported by Van Eck Associates Corp. on SEDAR on August 8, 2018.

Risk Factors

The business and operations of Tahoe are subject to risks. In addition to considering the other information contained in this Tahoe Circular, readers should consider carefully the risk factors described in the Tahoe AIF for the year ended December 31, 2017, dated February 22, 2018, as well as Tahoe’s management discussion and analysis for the three and nine months ended September 30, 2018 and 2017.

Interest of Experts

The following persons and companies have prepared certain sections of this Tahoe Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Tahoe Circular.

Name of Expert	Nature of Relationship

Trinity Advisors Corporation	Financial advisor to the Tahoe Special Committee

BMO Nesbitt Burns Inc.	Financial advisor to the Tahoe Special Committee

Deloitte LLP	Auditors of Tahoe

Cassels Brock & Blackwell LLP	Legal counsel to the Tahoe Special Committee

To the knowledge of Tahoe, neither Trinity nor BMO Capital Markets (nor any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Tahoe Shares as at the date of the opinion in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Tahoe or of any associate or affiliate of Tahoe.

Deloitte LLP has confirmed that it is independent with respect to Tahoe within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

To the knowledge of Tahoe, the partners and associates of Cassel Brock, as a group, own, directly or indirectly, in the aggregate less than 1% of all of the issued and outstanding Tahoe Shares as of the date of this Tahoe Circular.

With respect to technical information relating to Tahoe contained in this Tahoe Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

•

Conrad E. Huss, P.E., of M3 Engineering & Technology Corporation, Thomas L. Drielick, P.E., of M3 Engineering & Technology Corporation, Daniel Roth, P.E., of M3 Engineering & Technology Corporation, Paul Tietz, C.P.G., of Mine Development Associates, Matthew Blattman, P.E., of Blattman Brothers Consulting LLC and Jack Cadwell, P.E., of Robertson GeoConsultants prepared the Escobal Report;

•	Daniel Roth, P. Eng., Art Ibrado, PhD., P.E., Terry Munson, SME-RM and Charlie Muerhoff, SME-RM prepared the La Arena Report;

•

Carl E. Defilippi, M.Sc., C.E.M., of Kappes, Cassiday & Associates, Charles Muerhoff, B.Sc., SME RM, Vice President Technical Services of Tahoe, and Tim Williams, M.Sc., FAusIMM, Vice President Operations & Peru Country Manager of Tahoe prepared the Shahuindo Report;

•	Eric Kallio, P. Geo. and Natasha Vas, P. Eng. prepared the Bell Creek Report;

•	Kara Byrnes, P. Geo., Eric Kallio, P.Geo. and Natasha Vas, P. Eng. prepared the Timmins West Report; and

•	Thomas Fudge, Vice President of Operations of Tahoe, is the Qualified Person who verified all of Tahoe’s scientific and technical information in this Tahoe Circular.

To Tahoe’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Tahoe Shares or Pan American Shares.

INFORMATION CONCERNING PAN AMERICAN

Pan American is a company incorporated under the laws of the Province of British Columbia. It is a reporting issuer in all of the provinces and territories of Canada. Pan American’s head office is located at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records office at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 2T2.

Pan American is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, and reclamation. Pan American owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, Pan American is exploring for new silver deposits and opportunities throughout North and South America. Pan American is listed on the TSX (Symbol: PAAS) and on the Nasdaq (Symbol: PAAS).

Additional information with respect to the business and affairs of Pan American is set forth in Appendix “G” to this Tahoe Circular.

INFORMATION CONCERNING THE COMBINED COMPANY

The business of the Combined Company and information relating to the Combined Company following the Arrangement shall be that of Pan American generally and as disclosed elsewhere in this Tahoe Circular.

Following completion of the Arrangement, assuming the maximum number of 56,074,675 Pan American Shares are issued to Tahoe Shareholders as consideration under the Arrangement, existing Pan American Shareholders and Tahoe Shareholders will own approximately 73% and 27% of the Combined Company, respectively. Upon satisfaction of the payment conditions under the terms of the CVR, Pan American Shareholders and Tahoe Shareholders will own approximately 68% and 32%, respectively, of the Combined Company (based upon the number of Pan American Shares outstanding following completion of the Arrangement).

Pursuant to the Arrangement, Tahoe shall notify Pan American prior to the Effective Time of two directors identified by the Tahoe Board to be appointed to the Pan American Board immediately after the Effective Time, provided that both individuals are members of the Tahoe Board as of the date of the Arrangement Agreement and are eligible to be directors of Pan American pursuant to applicable Laws. The operations personnel of Pan American are expected to consist of personnel from each of the two companies and will be assessed further following the completion of the Arrangement and a review of the acquired assets.

Information regarding the Combined Company can be found in Appendix “H” to this Tahoe Circular.

Other Matters

Management of Tahoe is not aware of any matters to come before the Tahoe Meeting other than as set forth in the Notice of Special Meeting that accompanies this Tahoe Circular. If any other matter properly comes before the Tahoe Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the Tahoe Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to Tahoe is available under its profile on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov. Financial and other information of Tahoe is provided in its audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2017, which can be found under Tahoe’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov., and will be sent without charge to any Tahoe Shareholder upon request by contacting the Associate Corporate Secretary at 5310 Kietzke Lane, Suite 200, Reno, Nevada 89511 or by telephone at 775-448-5810 or by email at hnash@tahoeresources.com. Unless otherwise indicated, information in this Tahoe Circular is provided as at December 4, 2018.

APPROVAL OF DIRECTORS

The contents and sending of this Tahoe Circular, including the Notice of Special Meeting, have been approved and authorized by the Tahoe Board.

December 4, 2018

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Kevin McArthur”

Kevin McArthur
Executive Chair
Tahoe Resources Inc.

CONSENT OF TRINITY ADVISORS CORPORATION

To: The Tahoe Board of Directors of Tahoe Resources Inc.

We refer to the written fairness opinion dated as of November 13, 2018 (the “Trinity Fairness Opinion”), which we prepared for the Tahoe Special Committee of the Tahoe Board of Directors of Tahoe Resources Inc. (“Tahoe”), in connection with the Arrangement (as defined in Tahoe’s management information circular dated December 4, 2018 (the “Circular”) involving Tahoe and Pan American Silver Corp.

We consent to the inclusion of the Trinity Fairness Opinion, a summary of the Trinity Fairness Opinion and the use of our firm name in this Tahoe Circular. In providing such consent, we do not intend that any person other than the Tahoe Special Committee of the Tahoe Board of Directors of Tahoe will rely upon the Trinity Fairness Opinion.

(signed) “Trinity Advisors Corporation”

Toronto, Ontario
December 4, 2018

CONSENT OF BMO NESBITT BURNS INC.

To: The Tahoe Board of Directors of Tahoe Resources Inc.

We refer to the written fairness opinion dated as of November 13, 2018 (the “BMO Fairness Opinion”), which we prepared for the Tahoe Special Committee of the Tahoe Board of Directors of Tahoe Resources Inc. (“Tahoe”), in connection with the Arrangement (as defined in Tahoe’s management information circular dated December 4, 2018 (the “Circular”) involving Tahoe and Pan American Silver Corp.

We consent to the inclusion of the BMO Fairness Opinion, a summary of the BMO Fairness Opinion and the use of our firm name in this Tahoe Circular. In providing such consent, we do not intend that any person other than the Tahoe Special Committee of the Tahoe Board of Directors of Tahoe will rely upon the BMO Fairness Opinion.

(signed) “BMO Nesbitt Burns Inc.”

Vancouver, British Columbia
December 4, 2018

APPENDIX “A”
ARRANGEMENT RESOLUTION

The text of the Tahoe Arrangement Resolution which the Tahoe Shareholders will be asked to pass at the Tahoe Meeting is as follows:

BE IT RESOLVED THAT:

1.

The arrangement (as it may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Tahoe (“Tahoe”), as more particularly described and set forth in the management information circular (the “Circular”) of Tahoe dated December 4, 2018 accompanying the notice of this meeting, is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Tahoe and implementing the Arrangement, the full text of which is set out in Appendix “B” to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.

The arrangement agreement (the “Arrangement Agreement”) between Tahoe and Pan American, dated November 14, 2018, the actions of the directors of Tahoe in approving the Arrangement and the actions of the officers of Tahoe in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Tahoe or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Tahoe are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Tahoe:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.

Any officer or director of Tahoe is hereby authorized and directed for and on behalf of Tahoe to execute, under the seal of the Tahoe or otherwise, and to deliver such documents as are necessary to desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing; and

6.

Any officer or director of Tahoe is hereby authorized and directed for and on behalf of Tahoe to execute and deliver, whether under corporate seal of Tahoe or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Tahoe, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

A-1

(b)

the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Tahoe; such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-2

APPENDIX “B”
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Aggregate Cash Consideration” means US$275,000,000;

(b)

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American, Subco and Tahoe, each acting reasonably;

(c)

“Arrangement Agreement” means the arrangement agreement dated November 14, 2018, between Pan American, Subco and Tahoe, including (unless the context otherwise requires) the Schedules thereto, together with the Tahoe Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(d)

“Arrangement Resolution” means the special resolution of the Tahoe Shareholders approving this Plan of Arrangement, to be substantially in the form and content of Schedule B to the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the Tahoe Shareholders at the Tahoe Meeting;

(e)	“BCBCA” means the Business Corporations Act (British Columbia);

(f)

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours;

(g)	“Cash Consideration” means, for each Tahoe Share, US$3.40 in cash;

(h)	“Cash Election” has the meaning ascribed thereto in Section 3.2(a)(i);

(i)	“Cash Election Shares” has the meaning ascribed thereto in Section 3.3(b);

(j)	“Consideration” means the consideration payable under this Plan of Arrangement to a person who is a Tahoe Securityholder other than Pan American;

(k)	“Court” means the Supreme Court of British Columbia;

(l)	“CRA” means the Canada Revenue Agency;

(m)

“CVR” means a contingent value right of Pan American, each entitling the holder thereof to 0.0497 of a Pan American Share on the terms and conditions governed by the Rights Indenture and issued to Tahoe Shareholders in accordance with the terms of this Plan of Arrangement;

(n)

“Data Room Information” means all information, books, maps, records, reports, files, data, models, papers or other records or documents relating to Tahoe or Pan American and their respective subsidiaries or their respective businesses, contained in the internet-based data room made available to the other Party as in effect at 11:59 pm (Vancouver time) on November 13, 2018, which are the Pan American data room, hosted by Pan American at the weblink: [REDACTED] and the Tahoe data room, hosted by Tahoe at the weblink:

[REDACTED];

(o)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

(p)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;

(q)	“Dissent Share” means a Tahoe Share in respect of which a Dissenting Shareholder has exercised Dissent Rights in strict accordance with Article 5 of this Plan of Arrangement;

(r)	“Dissenting Shareholder” means a registered Tahoe Shareholder that validly exercises Dissent Rights in respect of all Tahoe Shares held;

(s)

“Effective Date” means the date designated by Pan American, Subco and Tahoe by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(t)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as Tahoe and Pan American may agree upon in writing;

(u)	“Election Deadline” means 4:30 p.m. (Vancouver time) on the third (3rd) Business Day immediately prior to the date of the Tahoe Meeting;

(v)

“Eligible Holder” means a beneficial owner of Tahoe Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person), or (c) an Eligible Non-Resident;

(w)

“Eligible Non-Resident” means a beneficial owner of Tahoe Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and whose Tahoe Shares are “taxable Canadian property” and not “treaty- protected property”, in each case as defined in the Tax Act;

(x)	“Exchange Ratio” means 0.2403;

(y)

“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in form and substance acceptable to Tahoe, Pan American and Subco, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of Tahoe, Pan American and Subco, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Tahoe, Pan American and Subco, each acting reasonably) on appeal;

(z)

“Interim Order” means the order made after the application to the Court pursuant to subsection 291(2) of the BCBCA after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the Pan American Shares, the Replacement Options and the CVRs issued pursuant to the Arrangement, in form and substance acceptable to Tahoe and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the Tahoe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Tahoe, Pan American and Subco, each acting reasonably;

(aa)

“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form enclosed with the Tahoe Circular sent in connection with the Tahoe Meeting pursuant to which, among other things, registered Tahoe Shareholders are required to deliver certificates representing Tahoe Shares and Tahoe Shareholders may elect to receive, in accordance with the election procedures set out in Section 3.2 and proration in accordance with Section 3.3, the Cash Consideration or the Share Consideration;

(bb)

“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(cc)	“Merger” shall have the meaning ascribed to such term in Section 3.1j;

(dd)	“Merged Company” shall have the meaning ascribed to such term in Section 3.1(j);

(ee)	“Pan American” means Pan American Silver Corp.;

(ff)	“Pan American Shares” means common shares in the authorized share structure of Pan American;

(gg)	“Pan American Share Value” means US$14.1490, calculated by dividing US$3.40 by 0.2403;

(hh)	“Parties” means Pan American, Subco and Tahoe, and “Party” means any one of them;

(ii)	“Plan of Arrangement” means this Plan of Arrangement as amended or supplemented from time to time in accordance with the terms hereof;

(jj)	“Replacement Option” means an option or right to purchase Pan American Shares granted by Pan American in replacement of Tahoe Options on the basis set forth in Section 3.1;

(kk)

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value of the Pan American Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Pan American Shares at that time;

(ll)

“Rights Indenture” means the rights indenture to be entered into between Pan American, Minera San Rafael SA and Computershare Trust Company of Canada, as rights agent, setting out the terms and conditions of the CVRs to be issued in accordance with the terms of this Plan of Arrangement;

(mm)	“Section 85 Election” has the meaning ascribed thereto in Section 3.7(a);

(nn)	“Share Consideration” means, for each Tahoe Share, 0.2403 of a Pan American Share;

(oo)	“Share Election” has the meaning ascribed thereto in Section 3.2(a)(ii);

(pp)	“Share Election Shares” has the meaning ascribed thereto in Section 3.3(b);

(qq)	“Subco” means 0799714 B.C. Ltd., a wholly-owned direct subsidiary of Pan American, incorporated under the BCBCA on August 14, 2007;

(rr)	“Tahoe” means Tahoe Resources Inc.;

(ss)	“Tahoe Board” means the board of directors of Tahoe as the same is constituted from time to time;

(tt)

“Tahoe Circular” means the notice of the Tahoe Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Tahoe Securityholders in connection with the Tahoe Meeting, as amended, supplemented or otherwise modified from time to time;

(uu)	“Tahoe Disclosure Letter” means the disclosure letter executed by Tahoe and delivered to Pan American concurrently with the execution of the Arrangement Agreement;

(vv)

“Tahoe DSA” means a right to receive a Tahoe Share that will be issued to a participant upon the passage of time, continued employment by Tahoe or upon such other terms and conditions as the Tahoe Board may determine in its discretion;

(ww)	“Tahoe DSA Holder” means a holder of one or more Tahoe DSAs;

(xx)

“Tahoe Long Term Incentive Plan” means the Tahoe Amended and Restated Share Option and Incentive Share Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018, included in the Data Room Information;

(yy)

“Tahoe Meeting” means the special meeting of Tahoe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Tahoe Resolution;

(zz)	“Tahoe Option” means a right and option to purchase one or more Tahoe Shares granted pursuant to the Tahoe Long Term Incentive Plan or otherwise enforceable against Tahoe;

(aaa)

“Tahoe Option In-The-Money-Amount” in respect of a Tahoe Option means the amount, if any, by which the total fair market value of the Tahoe Shares that a holder is entitled to acquire on exercise of the Tahoe Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Tahoe Shares at that time;

(bbb)	“Tahoe Optionholders” means, collectively, the holders of one or more Tahoe Options;

(ccc)

“Tahoe PSA” means a unit credited by means of an entry on the books of Tahoe to a participant, representing the right to receive such number of Tahoe Shares from treasury as determined in accordance with the Tahoe PSA Plan;

(ddd)	“Tahoe PSA Holder” means a holder of one or more Tahoe PSAs;

(eee)	“Tahoe PSA Plan” means Tahoe’s Performance Share Award Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018, included in the Data Room Information;

(fff)

“Tahoe RSA” means a Tahoe Share subject to a restricted share award that is issued but which will only be delivered to the participant upon the passage of time, continued employment of the participant by Tahoe or upon such other terms and conditions as the Tahoe Board may determine in its discretion;

(ggg)	“Tahoe RSA Holder” means a holder of one or more Tahoe RSAs;

(hhh)	“Tahoe SAR” means a Tahoe Share payment award which is settled in cash based on predetermined performance criteria determined by the Tahoe Board;

(iii)	“Tahoe SAR Holder” means a holder of one or more Tahoe SARs;

(jjj)	“Tahoe Securities” means, collectively, Tahoe Shares, Tahoe Options, Tahoe DSAs, Tahoe PSAs, Tahoe RSAs, and Tahoe SARs;

(kkk)	“Tahoe Securityholder” means a holder one or more of Tahoe Securities;

(lll)	“Tahoe Shareholder” means a holder of Tahoe Shares;

(mmm)	“Tahoe Shares” means the common shares in the authorized capital of Tahoe;

(nnn)	“Tax Act” means the Income Tax Act (Canada);

(ooo)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(ppp)	“TSX” means the Toronto Stock Exchange;

(qqq)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(rrr)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(sss)	“U.S. Treasury Regulations” means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of the United States of America.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon Tahoe, Pan American, Subco and the Tahoe Securityholders as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Tahoe PSA outstanding immediately prior to the Effective Time that is held by a Tahoe PSA Holder shall immediately vest in accordance with the terms of the Tahoe PSA Plan and will be settled by Tahoe issuing to the Tahoe PSA Holder one Tahoe Share less any amounts withheld pursuant to Section 4.4 and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe PSA Holder as fully paid and non-assessable shares in the capital of Tahoe: provided that no share certificates shall be issued with respect to such shares;

(b)	each Tahoe RSA outstanding immediately prior to the Effective Time that is held by a Tahoe RSA Holder shall immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan;

(c)

each Tahoe DSA outstanding immediately prior to the Effective Time that is held by a Tahoe DSA Holder shall immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan and will be settled by Tahoe issuing to the Tahoe DSA Holder one Tahoe Share less any amounts withheld pursuant to Section 4.4 and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe DSA Holder as fully paid and non- assessable shares in the capital of Tahoe: provided that no share certificates shall be issued with respect to such shares;

(d)

each Tahoe SAR outstanding immediately prior to the Effective Time that is held by a Tahoe SAR Holder and all rights in respect thereof shall be cancelled and terminated without any payment in respect thereof;

(e)

each Dissenting Shareholder shall transfer to Pan American all of the Dissent Shares held, without any further act or formality on its part, and in consideration therefor, Pan American shall issue to the Dissenting Shareholder a debt-claim to be paid the aggregate fair market value of those Dissent Shares as determined pursuant to Section 5.1, and in respect of the Dissent Shares so transferred

(i)	the Dissenting Shareholder shall cease to be the holder thereof,

(ii)	the name of the Dissenting Shareholder shall be removed from the register maintained by or on behalf of Tahoe in respect of the Tahoe Shares,

(iii)	the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of Pan American shall be added to the register maintained by or on behalf of Tahoe in respect of the Tahoe Shares as the holder thereof; and

(f)

each Tahoe Shareholder shall transfer to Pan American each whole Tahoe Share held (other than any Tahoe Shares held by Pan American immediately before the Effective Time or acquired by Pan American from a Dissenting Shareholder under Section 3.1(e), but including, for greater certainty, any Tahoe Shares held or issued pursuant to Section 3.1(a), 3.1(b) or 3.1(c)) in exchange for (A) one CVR and (B),

(i)	in the case of a Tahoe Share for which the Cash Election was made under Section 3.2(a)(i), the Cash Consideration, or

(ii)	in the case of a Tahoe Share for which the Share Election was made under Section 3.2(a)(ii) or deemed to have been made under Section 3.2(b) or 5.1(b), the Share Consideration,

in each case subject to proration in accordance with Section 3.3, and in respect of the Tahoe Shares so transferred

(iii)	the Tahoe Shareholder shall cease to be the holder thereof,

(iv)	the name of the Tahoe Shareholder shall be removed from the register maintained by or on behalf of Tahoe in respect of the Tahoe Shares,

(v)	the Tahoe Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(vi)	the name of Pan American shall be added to the register maintained by or on behalf of Tahoe in respect of the Tahoe Shares as the holder thereof;

(g)

each Tahoe Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option to acquire from Pan American such number of Pan American Shares as is equal to: (A) the number of Tahoe Shares that were issuable upon exercise of such Tahoe Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Pan American Shares, at an exercise price per Pan American Share equal to the quotient determined by dividing: (X) the exercise price per Tahoe Share at which such Tahoe Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. Except as set out above, the terms of each Replacement Option shall be the same as the terms of the Tahoe Option exchanged therefor pursuant to any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Tahoe Option would otherwise exceed the Tahoe Option In-The-Money Amount in respect of the Replacement Option, the number of Pan American Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Tahoe Option In-The- Money Amount in respect of the Tahoe Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged;

(h)

each Tahoe Share held by Pan American, including the Tahoe Shares acquired pursuant to Section 3.1(f) hereof, shall be transferred to Subco and in consideration therefor Subco shall issue to Pan American one fully paid and non-assessable common share of Subco for each Tahoe Share so transferred, and

(i)	the name of Pan American shall be removed from the central securities register as a holder of Tahoe Shares;

(ii)	Subco shall be recorded as the registered holder of the Tahoe Shares so transferred and shall be deemed to be the legal and beneficial owner of such Tahoe Shares; and

(iii)

the amount added to the capital of the Subco common shares will be equal to the lesser of (A) the paid up capital (as such term is defined in the Tax Act) of the Tahoe Shares so transferred and (B) the fair market value of the Tahoe Shares so transferred;

(i)	the capital of the Tahoe Shares shall be reduced to US$1.00 without any repayment of capital in respect thereof;

(j)

Tahoe and Subco shall merge (the “Merger”) to form one corporate entity (the “Merged Company”) with the same effect as if they had amalgamated under Section 269 of the BCBCA except that the separate legal existence of Subco shall not cease and Subco shall survive the merger, and Pan American shall receive on the Merger one common share of the Merged Company in exchange for each Subco common share previously held and all of the issued and outstanding Tahoe Shares will be cancelled without any repayment of capital in respect thereof;

(k)

without limiting the generality of Section 3.1(j), the separate legal existence of Tahoe shall cease without Tahoe being liquidated or wound up; Tahoe and Subco will continue as one company; and the properties and liabilities of Tahoe will become the properties and liabilities of Subco; and

(l)	from and after the Effective Date, at the time of the step contemplated in Section 3.1(j):

(i)

Subco as the Merged Company will own and hold all property of Subco and will own and hold all property of Tahoe and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such merger, and all liabilities and obligations of Tahoe and Subco, whether arising by contract or otherwise, may be enforced against Subco to the same extent as if such obligations had been incurred or contracted by it;

(ii)	Subco as the Merged Company will continue to be liable for all of the liabilities and obligations of Tahoe and Subco;

(iii)

all rights, contracts, permits and interests of Tahoe and Subco will continue as rights, contracts, permits and interests of Subco as the Merged Company as if Tahoe and Subco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of Tahoe or Subco under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal or administrative action or proceeding pending by or against either Subco or Tahoe may be continued by or against the Merged Company;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Subco or Tahoe may be enforced by or against the Merged Company;

(vii)	the name of the Merged Company shall be in the name of Subco;

(viii)	the Merged Company shall be authorized to issue an unlimited number of common shares without par value;

(ix)	the Notice of Articles and Articles of the Merged Company shall be substantially in the form of the Subco Notice of Articles and Articles;

(x)	the first annual general meeting of the Merged Company will be held within 18 months from the Effective Date;

(xi)	the registered office of the Merged Company shall be the registered office of Subco;

(xii)	the first directors of the Merged Company following the Merger shall be the individuals who were directors of Subco immediately prior to the Effective Time;

(xiii)	the first officers of the Merged Company following the Merger shall be the individuals, if any, who were officers of Subco immediately prior to the Effective Time;

(xiv)

the aggregate capital of the common shares of the Merged Company will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the shares of Subco immediately prior to the Merger; and

(xv)	the Merger shall not constitute an acquisition of property of Tahoe or Subco by the other pursuant to the purchase of property or as a result of the distribution or winding-up of Tahoe or Subco,

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Election

With respect to the transfer of Tahoe Shares made by a Tahoe Shareholder under Section 3.1(f):

(a)

each Tahoe Securityholder shall, by depositing with the Depositary prior to the Election Deadline a duly completed Letter of Transmittal and Election Form together with the certificates representing all Tahoe Shares held before the Effective Time, indicate

(i)	the number of Tahoe Shares for which the Tahoe Shareholder elects to receive Cash Consideration (the “Cash Election”), and

(ii)	the number of Tahoe Shares for which the Tahoe Shareholder elects to receive Share Consideration (the “Share Election”),

in each case subject to proration in accordance with Section 3.3;

(b)

any Tahoe Securityholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.2(a) shall be deemed to have made the Share Election for all Tahoe Shares held or be held;

(c)

any deposit of a Letter of Transmittal and Election Form and the accompanying certificate(s) representing Tahoe Shares may be made at the address of the Depositary specified in the Letter of Transmittal and Election Form; and

(d)

any registered Tahoe Shareholder who holds Tahoe Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Tahoe Shares may submit a separate Letter of Transmittal and Election Form in accordance with the instructions of such beneficial owner for each such beneficial owner.

3.3	Proration

With respect to payment of Cash Consideration and Share Consideration to the Tahoe Shareholders under Section 3.1(f):

(a)	the aggregate cash payable to Tahoe Shareholders shall equal the Aggregate Cash Consideration;

(b)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of Tahoe Shares for which a Cash Election is made (the “Cash Election Shares”) exceeds the Aggregate Cash Consideration, then the consideration payable under Section 3.1(f)(i) for each Cash Election Share shall consist of

(i)	a cash payment in an amount equal to the Aggregate Cash Consideration divided by the aggregate number of Cash Election Shares, and

(ii)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which US$3.40 exceeds the cash payment described in Section 3.3(a)(i); and

(b)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of the Cash Election Shares is less than the Aggregate Cash Consideration, then the consideration payable under Section 3.1(f)(ii) for each Tahoe Share in respect of which a Share Election is made (a “Share Election Share”) shall consist of

(i)

a cash payment in an amount equal to the amount by which the Aggregate Cash Consideration exceeds the aggregate cash payable in respect of the Cash Election Shares, divided by the aggregate number of Share Election Shares, and

(ii)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which US$3.40 exceeds the cash payment described in Section 3.3(b)(i).

3.4	Post-Effective Date Procedures

(a)

Following receipt of the Final Order and prior to the Effective Date, Pan American shall deliver or arrange to be delivered to the Depositary the Consideration including certificates representing the Pan American Shares required to be issued to the Tahoe Shareholders in accordance with Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such former Tahoe Shareholders for distribution to such former Tahoe Shareholders in accordance with the provisions of Article 4 hereof. All cash deposited with the Depositary shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of Pan American.

(b)

Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal and Election Form by a former Tahoe Securityholder together with certificates, if any, which, immediately prior to the Effective Date, represented Tahoe Shares and such other documents as the Depositary may require, former Tahoe Securityholders shall be entitled to receive delivery of certificates representing the Pan American Shares and cheques or wire transfers representing the cash to which they are entitled pursuant to this Plan or Arrangement.

3.5	Deemed Fully Paid and Non-Assessable Shares

All Pan American Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6	No Fractional Consideration

A Tahoe Shareholder who would otherwise receive a fraction of a Pan American Share pursuant to this Plan of Arrangement will receive an equivalent cash payment in lieu of such fractional share calculated by ascribing to each whole Pan American Share the Pan American Share Value. All calculations of Pan American Share consideration to be received under this Plan of Arrangement will be rounded up or down to four decimal places. In any case where the aggregate amount of cash payable to a particular Tahoe Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent. As a result of such payments in lieu and rounding, it is possible that the actual amount of cash paid in consideration for the Tahoe Shares, in the aggregate, may exceed the Aggregate Cash Consideration.

3.7	Section 85 Election

(a)

An Eligible Holder who is entitled to receive Pan American Shares under Section 3.1(f) shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of Tahoe Shares under this Plan of Arrangement by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Pan American, within 60 days after the Effective Date, duly completed with the details of the Tahoe Shares transferred and the applicable agreed amount for the purposes of such joint elections. Pan American shall, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), sign and return such forms to such Eligible Holder. Neither Tahoe, Pan American nor any successor corporation shall be responsible for the proper completion and filing of any joint election form, and except for the obligation to sign and return the duly completed joint election forms which are received within 60 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Pan American or any successor corporation may choose to sign and return a joint election form received by it more than 60 days following the Effective Date, but will have no obligation to do so.

(b)

Upon receipt of the Letter of Transmittal and Election Form in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Pan American will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent provincial election, if applicable), together with the relevant tax election forms (including the provincial tax election forms, if applicable) to the Eligible Holder.

3.8	Calculations

All calculations and determinations made by Pan American, Tahoe or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.9	Adjustments to Consideration

The Consideration payable to a Tahoe Shareholder pursuant to Section 3.1(f) will be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into Tahoe Shares), consolidation, reorganization, recapitalization or other like change with respect to Tahoe Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)

Subject to surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Tahoe Shares together with a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, Tahoe PSA Holders and Tahoe DSA Holders who received Tahoe Shares pursuant to Sections 3.1(a) and 3.13.1(c), respectively, shall not receive certificates representing such Tahoe Shares and, accordingly, shall not be required to deliver any such certificates in respect of such Tahoe Shares. For greater certainty, if the Tahoe RSAs are not certificated, Tahoe RSA Holders shall not be required to deliver any such certificates in respect of such Tahoe Shares.

(b)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Tahoe Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Tahoe Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of Tahoe Shares of any kind or nature against or in Tahoe or Pan American (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to Pan American and shall be cancelled.

(c)

Any payment of consideration made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the former Tahoe Securityholder to receive the Consideration to which such holder is entitled pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Pan American (or any successor of Pan American), for no consideration.

(d)

No Tahoe Securityholder shall be entitled to receive any consideration with respect to such Tahoe Securities other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(e)

Neither Tahoe nor Pan American, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Tahoe or Pan American or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Tahoe Shares that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Tahoe, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Pan American and the Depositary (acting reasonably) in such sum as Pan American and the Depositary may direct, or otherwise indemnify Pan American and the Depositary in a manner satisfactory to Pan American and the Depositary, acting reasonably, against any claim that may be made against Pan American or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Pan American Shares shall be delivered to the holder of any certificate formerly representing Tahoe Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Pan American Shares to which such holder is entitled in respect of such holder’s Consideration.

4.4	Withholding Rights

Pan American, Tahoe and the Depositary, as applicable, shall be entitled to deduct and withhold from any Consideration or to set off against any other amount (including, salary, severance or similar payments in respect of employment of the termination of employment) payable or otherwise deliverable to any former holder of Tahoe Securities such amounts as Pan American, Tahoe and the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of taxes, payroll deductions, or similar amounts. To the extent that such amounts are so deducted and withheld or set off, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any former holder of Tahoe Securities exceeds the cash component, if any, of the Consideration otherwise payable to such holder and any amount set off hereunder, Pan American, Tahoe or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration otherwise payable to such holder in the form of Pan American Shares as is necessary to provide sufficient funds to enable Pan American, Tahoe or the Depositary, as applicable, to comply with such deduction and/or withholding requirements and Pan American, Tahoe and the Depositary, as applicable, shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5
DISSENT RIGHTS

5.1	Dissent Rights

Pursuant to the Interim Order, registered holders of Tahoe Shares may exercise rights of dissent (“Dissent Rights”) with respect to all Tahoe Shares held pursuant to and in the manner set forth in Section 237 to 247 of the BCBCA, as modified by this Section 5.1, the Interim Order and the Final Order, in connection with the Arrangement; provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Arrangement Resolution referred to in subsection 242(1) of the BCBCA must be received by Tahoe not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the date of the Tahoe Meeting or any date to which the Tahoe Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(a)

are ultimately entitled to be paid fair value for their Tahoe Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Tahoe, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that Pan American may enter into the agreement with registered holders who exercise such Dissent Rights or apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, in lieu of Tahoe; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Tahoe Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Tahoe Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(f) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, and had made the Share Election for all Tahoe Shares held in accordance with Section 3.2, but in no case shall Pan American or Tahoe or any other person be required to recognize any holder of Tahoe Shares who exercises Dissent Rights as a holder of Tahoe Shares after the time that is immediately prior to the Effective Time, and the names of all such holders of Tahoe Shares who exercise Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) shall be deleted from the register maintained by or on behalf of Tahoe in respect of the Tahoe Shares as holders of Tahoe Shares at the Effective Time and Pan American shall be recorded as the registered holder of such Tahoe Shares and shall be deemed to be the legal owner of such Tahoe Shares.

For greater certainty, (a) no holder of Tahoe Options, Tahoe DSAs, Tahoe PSAs, Tahoe RSAs, or Tahoe SARs shall be entitled to Dissent Rights in respect of such holder’s Tahoe Options, Tahoe DSAs, Tahoe PSAs, Tahoe RSAs, or Tahoe SARs, as applicable, and (b) in addition to any other restrictions in Section 238 of the BCBCA, no person who has voted Tahoe Shares, or instructed a proxyholder to vote such persons Tahoe Shares, in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

ARTICLE 6
AMENDMENTS AND TERMINATION

6.1	Amendments to the Plan of Arrangement

The Parties may amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement is:

(a)	agreed in writing by each of the Parties;

(b)	filed with the Court;

(c)	communicated to the Tahoe Shareholders, if and as required by the Court; and

(d)

approved by the Tahoe Shareholders, if and as required by the Court, unless the amendment, modification or supplement: (i) follows the Tahoe Meeting; (ii) only concerns a matter, in the opinion of the Parties, acting reasonably, of an administrative nature required to better implement the Plan of Arrangement; (iii) is not adverse to the financial or economic interests of the Tahoe Shareholders entitled to receive the Consideration under Section 3.1; and (iv) does not adversely affect the rights of any Dissenting Shareholders, in which case it need not be approved by the Tahoe Shareholders.

6.2	Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3	Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to Tahoe Securities issued prior to the Effective Time;

(b)	the rights and obligations of the holders of Tahoe Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Tahoe Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 8
U.S. SECURITIES LAW EXEMPTION

8.1           Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that (i) all Pan American Shares and CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares pursuant to the Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state Securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; (ii) all Replacement Options to be issued to Tahoe Optionholders in exchange for their Tahoe Options pursuant to the Plan of Arrangement will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof; (iii) the Pan American Shares continue to be registered pursuant to Section 12(b) of the U.S. Exchange Act; (iv) the CVRs are being issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and will not be “restricted securities” as defined in Rule 144 thereunder; and (v) the Pan American Shares issuable upon conversion of the CVRs will, if issued, be issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(9) thereof, will not be “restricted securities” as defined in Rule 144 thereunder and shall not bear a U.S. restrictive legend. Pan American covenants that as of the Effective Date, Pan American will register the CVRs under Section 12(g) of the U.S. Exchange Act, Pan American and will comply with all reporting and other obligations relating to the Rights as required under the U.S. Exchange Act; provided, however, that no such filing or registration shall be required if it shall be determined that there are not the requisite number of holders of CVRs to require registration under Section 12(g) of the U.S. Exchange Act. Tahoe Optionholders entitled to received Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Pan American in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Pan American Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws, if any.

ARTICLE 9

9.1           The Parties intend (a) that the Arrangement will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) and (a)(2)(D) of the Code and (b) that this Agreement and the Plan of Arrangement will constitute, and the Parties hereby adopt them as, a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated thereunder for purposes of Sections 354 and 361 of the Code. The Parties shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Parties shall not take any position on any Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code that such treatment if not correct.

9.2           The Merger is intended to qualify as an amalgamation for the purposes of subsection 87(1) of the Tax Act.

APPENDIX “C”
TRINITY FAIRNESS OPINION

November 13, 2018

The Special Committee of the Board of Directors of Tahoe Resources Inc.
5310 Kietzke Lane Suite 200
Reno, Nevada 89511

Dear Sirs:

Trinity Advisors Corporation (“Trinity”) understands that Tahoe Resources Inc. (“Tahoe”) intends to enter into an arrangement agreement to be dated November 13, 2018 (the “Arrangement Agreement”) with Pan American Silver Corp. (“Pan American”) pursuant to which, among other things, Pan American will acquire all of the issued and outstanding common shares (the “Common Shares”) of Tahoe by way of a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

The Consideration

Pursuant to the Arrangement, holders of the Common Shares of Tahoe (“Shareholders”) will receive, for each Common Share held (i) 0.2403 of a common share of Pan American (a “Pan American Share”) or (ii) US$3.40 in cash, at the election of the Shareholders, subject to proration based on maximum cash consideration of US$275 million.

In addition, pursuant to the Arrangement, the Shareholders will receive contingent consideration that will be structured as contingent value rights (“CVRs”). Each CVR will automatically convert into 0.0497 of a Pan American Share (the “Contingent Purchase Price” and in combination with the Base Purchase Price, the “Consideration”) for no additional cost or consideration upon first commercial shipment of concentrate from production at the Escobal mine following closing of the Arrangement. All Pan American Shares issued to Shareholders on the closing of the Arrangement and forming all or part of the Consideration shall be issued as fully paid, non-assessable and freely transferable Pan American Shares. In addition, all CVRs issued as part of the Contingent Purchase Price shall be freely transferable.

Trinity’s Engagement

Tahoe formally retained Trinity to act as financial advisor to the Special Committee of the Board of Directors of Tahoe (the “Special Committee”) in respect of the Arrangement pursuant to an engagement letter (the “Engagement Letter”) dated November 13, 2018. Pursuant to the Engagement Letter, Trinity has agreed to, among other things, deliver to the Special Committee an opinion (the “Opinion”) as to the fairness of the Consideration, from a financial point of view, to be received by the Shareholders pursuant to the Arrangement.

Pursuant to the Engagement Letter, Trinity will receive from Tahoe, for the services provided thereunder, a fee in respect of which a portion is contingent on the successful outcome of the Arrangement, as well as reimbursement of all reasonable legal and out-of-pocket expenses. The portion of the fee related to the delivery of the Opinion is not dependent on the conclusions reached by Trinity herein or the successful completion of the Arrangement. In addition, Trinity and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Tahoe under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Tahoe pursuant to the Engagement Letter. Trinity may in the future in the ordinary course of business seek to perform financial advisory services or corporate finance services for Tahoe and their associates from time to time.

Trinity has not been engaged to prepare, and has not prepared, a valuation or appraisal of Tahoe or Pan American, or any of their assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such. Trinity was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon. We have assumed, with your agreement, that the Arrangement is not a “related party transaction” as defined in Multilateral Instrument 61-101 (“MI 61-101”), and accordingly, that the Arrangement is not subject to the valuation requirements under MI 61-101.

Credentials of Trinity

Trinity Advisors Corporation is a mining investment and advisory firm with a proven track record in mining M&A, a deep understanding of the resource sector, and strong relationships with key mining industry participants. As part of our investment banking activities, we are regularly engaged in the valuation of listed and unlisted securities in connection with mergers and acquisitions. Trinity is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of Trinity and the form and content hereof have been approved for release by a group of professionals of Trinity, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Independence of Trinity

None of Trinity, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Pan American or Tahoe or of any of their respective associates or affiliates. Trinity has been retained by Tahoe to provide the Opinion to the Special Committee of the Board in respect of the Arrangement and to provide financial advisory services pursuant to the terms of the Engagement Letter. Trinity is not acting as an advisor, financial or otherwise, to Pan American or any of its associates or affiliates in connection with the Arrangement or any other transaction.

Scope of Review

Trinity has acted as financial advisor to the Special Committee in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Tahoe and Pan American, including information derived from meetings and discussions with the management of Tahoe. Except as expressly described herein, Trinity has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a)	a draft of the Arrangement Agreement dated November 13, 2018, including the Plan of Arrangement appended thereto;

(b)	a draft form of voting agreement dated November 13, 2018 to be entered into between Pan American and each of Tahoe’s directors and senior officers;

(c)	a draft form of voting agreement dated November 13, 2018 to be entered into between Tahoe and each of Pan American’s directors and senior officers;

(d)	a draft form of rights indenture relating to the CVRs dated November 13, 2018;

(e)	certain publicly available financial statements, technical reports, continuous disclosure documents and other information of Pan American and the Target;

(f)

a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent precedent transactions involving companies or mining assets we deemed relevant and the consideration paid for such companies or mining assets;

(g)	a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

(h)	a comparison of the Consideration to be paid to the Shareholders to the recent trading levels of Tahoe and Pan American;

(i)	certain internal financial models, analysis, forecasts and projections prepared by the management of Tahoe relating to its business and Pan American’s business;

(j)	certain technical information and analyses prepared by the management of Tahoe relating to the respective assets of Tahoe and Pan American;

(k)	discussions with management of Tahoe with respect to matters concerning their current business plan, their financial condition and their future business prospects;

(l)	an assessment of probability rated outcomes based on varied risks associated with the assets of Tahoe and Pan American, including the Escobal and Navidad assets;

(m)

officer’s certificates addressed to Trinity and executed and delivered by each of the President and Chief Executive Officer and Chief Financial Officer of Tahoe dated the date hereof setting out representations as to certain factual matters and the completeness and accuracy of the Information (as defined herein) upon which the Opinion is based;

(n)	various equity research reports and industry sources regarding Tahoe and Pan American and the mining industry;

(o)	historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Tahoe and Pan American; and

(p)	such other corporate, industry and financial market information, investigations and analyses as Trinity considered necessary or appropriate in the circumstances.

In its assessment, Trinity looked at several methodologies, analyses and techniques and used a combination of those blended approaches to determine its opinion on the Arrangement. Trinity based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on Trinity’s experience in rendering such opinions.

Trinity has not, to the best of its knowledge, been denied access by Tahoe to any information requested. Trinity did not meet with the auditors of Tahoe or Pan American and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of Tahoe and Pan American and the reports of the auditors thereon.

Assumptions and Limitations

With Tahoe’s approval and as provided for in the Engagement Letter, Trinity has relied upon and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, materials, opinions and representations obtained by Trinity from public sources, including information, data, advice, materials, opinions and representations relating to Tahoe and Pan American, or provided to Trinity by Tahoe and Pan American, and their affiliates or advisors or otherwise pursuant to our engagement (written or verbal). The Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, Trinity has not attempted to verify independently the accuracy or completeness of any such information. Senior officers of Tahoe have represented to Trinity, in certificates delivered as at the date hereof, among other things, that (i) the information, data, advice, materials, opinions and representations and other material (written or verbal) provided to Trinity on behalf of Tahoe, and relating to Tahoe or the Arrangement (the “Information”) was, at the dates the Information was provided to Trinity, and is at the date hereof, complete, true and correct in all material respects and did not, and does not, contain a misrepresentation (as defined in the Securities Act (British Columbia) (the “Securities Act”)); and (ii) since the dates of the Information, except as disclosed to Trinity, there has been no material change (as defined in the Securities Act), financial or otherwise, in the position of Tahoe, or in its assets, liabilities (contingent or otherwise), business, operations or prospects and there has been no change in any material fact or no new material fact which is of a nature as to render any part of the Information untrue or misleading in any material respect or which would reasonably be expected to have a material effect on the Opinion. Trinity has not, to the best of its knowledge, been denied access to any information requested.

Trinity was not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Tahoe and Pan American and Trinity has assumed that any and all conditions precedent, contractual or otherwise, to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification and that the Arrangement can proceed (legally and otherwise) as currently planned and scheduled and without material additional cost to Tahoe or Pan American or liability of Tahoe or Pan American to third parties. Trinity has further assumed that neither Tahoe or Pan American will incur any material liability or obligation, or lose any material rights, as a result of the completion of the Arrangement and that the procedures being followed to implement the Arrangement are valid and effective, and in accordance with applicable laws and that the disclosure of Tahoe in any disclosure documents will be accurate and will comply with the requirements of applicable laws. In rendering the Opinion, Trinity expresses no view as to the likelihood that any conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented on a timely basis.

The Opinion is rendered as of November 13, 2018 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Tahoe as they were reflected in the Information and as they were represented to Trinity in discussions with management of Tahoe. In rendering the Opinion, Trinity has assumed that there are no undisclosed material facts relating to Tahoe, or its business, operations, capital or future prospects. Any changes therein may affect the Opinion and, although Trinity reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today.

Trinity believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, Trinity has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by Trinity based on Trinity’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, Trinity made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of Trinity, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

The Opinion has been provided solely for the use of the Special Committee for the purposes of considering the Arrangement and may not be used by any other person or for any other purpose without the express prior written consent of Trinity. The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without Trinity’s prior written consent.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, Trinity is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours very truly,

(Signed)

“Trinity Advisors Corporation”

TRINITY ADVISORS CORPORATION

APPENDIX “D”
BMO CAPITAL MARKETS FAIRNESS OPINION

See attached.

November 13, 2018

The Special Committee of the Board of Directors and the Board of Directors
Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511

To the Special Committee of the Board of Directors and the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Tahoe Resources Inc. (the “Company”) and Pan American Silver Corp. (the “Acquirer”) propose to enter into an arrangement agreement to be dated as of November 13, 2018 (the “Arrangement Agreement”) which provides for, among other things, the acquisition by the Acquirer of all of the issued and outstanding common shares of the Company (“Shares”) by way of an arrangement under the Business Corporations Act (British Columbia) )(the “Arrangement”). Pursuant to the Arrangement, each holder of Shares will be entitled to receive, in exchange for each Share held, (i) at the election of each holder either (a) 0.2403 of an Acquirer common share (“Acquirer Share”)(“the “Share Consideration”), or (b) US$3.40 in cash (the ‘‘Cash Consideration’’), subject to pro ration of the aggregate maximum share consideration and the aggregate maximum cash consideration, and (ii) one contingent value right (a “CVR”) entitling the holder to a potential payment of 0.0497 of an Acquirer Share subject to certain conditions, which payment is linked to the commercial shipment of concentrate from production at the Company’s Escobal mine (the “CVR Payment Condition”) during a ten year period following the effective date of the Arrangement (the “CVR Term”) (together, the “Consideration”). The Acquirer will issue an aggregate maximum share consideration of 56,076,121 Acquirer Shares and pay an aggregate maximum of US$275 million under the Arrangement. Assuming full proration, each holder of Shares will receive, in exchange for each Share held, US$0.88 in cash, 0.1784 of an Acquirer Share, and one CVR. The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of Shares (the “Shareholders”) in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to act as financial advisor to the Special Committee (the “Special Committee”) of the Board of Directors of the Company (the “Board of Directors”), in which capacity we have been asked to prepare and deliver to the Special Committee our written opinion (the “Opinion”) as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

This opinion letter has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this opinion letter.

Engagement of BMO Capital Markets

The Special Committee initially contacted BMO Capital Markets regarding a potential advisory assignment on October 31, 2018. BMO Capital Markets was formally engaged by the Special Committee pursuant to an agreement dated November 7, 2018 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets will receive a fixed fee of US$2.0 million from the Company for rendering the Opinion. There are no fees payable to BMO Capital Markets under the Engagement Agreement that are contingent upon the conclusion reached by BMO Capital Markets in the Opinion, or upon the successful completion of the Arrangement or any other transaction. BMO Capital Markets will be reimbursed by the Company for all its reasonable out-of-pocket expenses incurred in respect of its engagement under the Engagement Agreement, including the reasonable fees and disbursements of its legal counsel. BMO Capital Markets and certain related persons will be indemnified by the Company against certain liabilities.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions and in transactions similar to the Arrangement.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Acquirer, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Special Committee pursuant to the Engagement Agreement; (ii) acting as lender to the Company in connection with a US$175 million senior secured revolving credit facility maturing in 2021; (iii) providing foreign exchange trading services to the Company; and (iv) acting as lender to the Acquirer in connection with a US$300 million senior secured revolving credit facility maturing in 2020.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated November 12, 2018;

2.	a draft of the Rights Indenture (as defined below) dated November 12, 2018 providing for the issuance of the CVRs;

3.	certain publicly-available information relating to the business, operations and financial condition of the Company, the Acquirer and other selected public companies we considered relevant;

4.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company and the Acquirer;

5.

internal management forecasts, projections, estimates (including internal estimates of reserve and resource additions) and budgets prepared or provided by or on behalf of management of the Company and the Acquirer;

6.

discussions with management of the Company and its advisors relating to the Company’s current business plan, financial condition, prospects, potential synergies related to the proposed transaction and the background leading up to the Arrangement;

7.	the trading history of the Company, the Acquirer and other selected public companies we considered relevant;

8.	public information with respect to selected precedent transactions we considered relevant;

9.	public information with respect to selected precedent contingent value securities we considered relevant;

10.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company and the Acquirer;

11.	various reports published by equity research analysts and industry sources we considered relevant;

12.

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

13.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Prior Valuations

The Chief Executive Officer and the Chief Financial Officer of the Company have represented to BMO Capital Markets that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries or any of their respective securities, material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including internal estimates of resource and reserve additions) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company and the Acquirer, as applicable, having regard to the Company’s and the Acquirer’s business, plans, financial condition and prospects, as applicable.

Furthermore, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Company or the Acquirer.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 - Prospectus and Registration Exemptions) or any of its or their representatives in connection with BMO Capital Markets’ engagement, was at the date the Information was provided to BMO Capital Markets, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (British Columbia) (the “Act”)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no material change has occurred in the Information or any part thereof which, to the best of their knowledge, could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement and the Rights Indenture will not differ in any material respect from the drafts that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement and Plan of Arrangement scheduled thereto without waiver of, or amendment to, any term or condition (including the terms of the Right Indenture) that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and the Acquirer as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Special Committee for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion is not intended to be, and does not constitute, a recommendation to the Special Committee as to whether it should approve the Arrangement or to any Shareholder as to whether or how such holder should vote in respect of the Arrangement or whether to take any other action with respect to the Arrangement or the Shares. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquirer or of any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquirer may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination transaction with, the Company or any other alternative transaction.

The preparation of the Opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets believes that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. This opinion letter should be read in its entirety.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Description of Company

The Company was incorporated under the Business Corporates Act (British Columbia) on November 10, 2009 under the name "CKM Resources Inc.”, which was changed to “Tahoe Resources Inc.” on January 13, 2010. The Company owns and operates primarily gold and silver mines in Canada, Guatemala and Peru, and also owns a copper development project in Peru. Its activities involve all facets of the mining industry, including exploration, discovery, acquisition, financing, development, production and reclamation.

The Company has a market capitalization of approximately US$691 million and an enterprise value of approximately US$770 million as of the date hereof. The principal market where the Shares are traded is the New York Stock Exchange (“NYSE”) (under the stock symbol “TAHO”). The documents filed by the Company with the securities commissions or similar authorities in Canada are available on the System for Electronic Document Analysis and Retrieval.

The Company’s head office is located in Reno, Nevada and the Company’s registered office is located in Vancouver, British Columbia.

Description of Acquirer

The Acquirer was incorporated under the Company Act (British Columbia) on March 7, 1979 under the name “Pan American Energy Corporation” and is now governed by the Business Corporations Act (British Columbia). On April 11, 1995, the Acquirer changed its name to “Pan American Silver Corp.”. The Acquirer owns and operates primarily silver mines in Argentina, Bolivia, Mexico and Peru. Its activities involve all facets of the mining industry, including exploration, discovery, acquisition, financing, development, production and reclamation.

The Acquirer has a market capitalization of approximately US$2.2 billion and an enterprise value of approximately US1.8 billion as of the date hereof. The principal market where the Acquirer Shares are traded is the Nasdaq Stock Market (“NASDAQ”) (under the stock symbol “PAAS”). The documents filed by the Company with the securities commissions or similar authorities in Canada are available on the System for Electronic Document Analysis and Retrieval.

The Acquirer’s head and registered offices are located in Vancouver, British Columbia.

Description of CVRs

Each CVR will entitle the holder (a “CVR Holder”) to a potential payment of 0.0497 of an Acquirer Share upon the occurrence of the CVR Payment Condition during the CVR Term. The aggregate Acquirer Shares payable in respect of all CVRs if the CVR Payment Condition occurs during the CVR Term is approximately 15.6 million Acquirer Shares (the “Aggregate CVR Payment”). If the CVR Payment Condition does not occur during the CVR Term, no Acquirer Shares will be payable in respect of the CVRs and the CVRs shall be null, void and of no effect.

BMO Capital Markets understands that the CVRs will be governed by a rights indenture to be entered into between the Acquirer, a subsidiary of the Company and the rights agent (the “Rights Indenture”) pursuant to which executed treasury directions providing for the Aggregate CVR Payment will be deposited with, and held by, a rights agent. If the CVR Payment Condition occurs during the CVR Term, the rights agent will make the required payment of Acquirer Shares to CVR Holders. If the CVR Payment Condition does not occur during the CVR Term and the Acquirer has complied in all material respects with its obligations under the Rights Indenture, the escrow agent will return the Acquirer Shares to the Acquirer for cancellation.

The CVRs will be freely transferable, subject to the applicable provisions of the Rights Indenture and applicable securities laws. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amount payable. The CVRs will not represent any equity or ownership interest in the Acquirer or any of its affiliates.

Summary of Financial Analysis

Financial Projections

In considering the fairness, from a financial point of view, of the Consideration to Shareholders, BMO Capital Markets reviewed certain projections of the Company’s future financial and operating performance provided by management of the Company. These projections (the “Projections”) include, among other things, assumptions, estimates and projections regarding reserves and resources, future commodity prices, future foreign exchange rates, production levels, operating costs, capital costs, depreciation, taxes, royalties and mine life which management of the Company has represented to BMO Capital Markets reflect (or reflected at the time of preparation) and continue to reflect the best currently available assumptions, estimates and judgements of management of the Company and were prepared using the assumptions identified therein, which, in the reasonable belief of management of the Company are (or were at the time of preparation) and continue to be reasonable in the circumstances.

The Projections were provided in respect of each of the Company’s material mining assets and in respect of:

!	the Escobal silver-gold-lead-zinc mine in Guatemala (the “Escobal Mine”);
!	the La Arena oxide gold mine in Peru (the “La Arena Oxide Mine”);
!	the La Arena II copper-gold development project in Peru (the “La Arena II Project”);
!	the Shahuindo gold mine in Peru (the “Shahuindo Mine”); and
!	the Timmins/Bell Creek gold mines in Canada (the “Timmins/Bell Creek Mines”).

BMO Capital Markets adjusted the Projections to reflect the median of equity research analyst estimates for future commodity prices rather than the estimates for future commodity prices provided by management of the Company.

The aforementioned adjustments were made to ensure that the forecasts for commodity prices are comparable with the forecasts for commodity prices used by equity research analysts in calculating the net asset values that are utilized in the precedent transaction and comparable trading analysis described below.

	2019E	2020E	2021E	2022E	2023E	Long Term
Management Gold Price (US$/oz)	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Street Consensus Gold Price (US$/oz)	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300

Management Silver Price (US$/oz)	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00
Street Consensus Silver Price (US$/oz)	$17.50	$18.00	$18.00	$18.00	$18.00	$18.00

Management Copper Price (US$/lb)	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50
Street Consensus Copper Price (US$/lb)	$3.13	$3.15	$3.21	$3.13	$3.10	$3.00

Management Zinc Price (US$/lb)	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Street Consensus Zinc Price (US$/lb)	$1.30	$1.20	$1.15	$1.15	$1.15	$1.10

Management Lead Price (US$/lb)	$0.95	$0.95	$0.95	$0.95	$0.95	$0.95
Street Consensus Lead Price (US$/lb)	$1.05	$1.00	$1.00	$1.00	$1.00	$1.00

Consideration Analysis

In evaluating the Acquirer Shares to be issued as Consideration, BMO Capital Markets is of the view that the trading price of the Acquirer Shares represents a reasonable proxy for the value of the Acquirer Shares. The Acquirer Shares are highly liquid. During the 52-week period ended November 13, 2018, the Acquirer had a public float of approximately 150 million Acquirer Shares, the aggregate trading volume of the Acquirer Shares on the NASDAQ was approximately 340 million Acquirer Shares, there were approximately 57 million Acquirer Shares traded on the TSX and the aggregate value of trades in Acquirer Shares on the NASDAQ and TSX was approximately US$6.3 billion. In addition, the Acquirer had a market value of approximately US$2.3 billion during the month of October 2018, the calendar month preceding the calendar month in which the Arrangement Agreement will be entered into (based on the arithmetic average of the closing prices of the Acquirer Shares on the NASDAQ for each trading day during the month of October 2018). The aggregate number of Acquirer Shares to be issued as Consideration (excluding the Acquirer Shares that may become payable pursuant to the CVRs) represent approximately 30 days of trading of the Acquirer Shares based on the 3 month aggregate daily average trading volume of the Acquirer Shares on the NASDAQ and TSX as at November 13, 2018. BMO Capital Markets is of the view that there is a liquid market for the Acquirer Shares as such term is used in Part 1 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. Having regard to the foregoing, BMO Capital Markets is of the view that the Share Consideration should be considered equivalent to US$3.40 per Share, as of the date hereof.

In evaluating the Share Consideration, BMO Capital Markets has made no downward adjustment to reflect the liquidity of the Acquirer Shares, the effect of the Arrangement on the Acquirer Shares or the fact that individually the Acquirer Shares do not form part of a controlling interest.

BMO Capital Markets calculated the value of a CVR based on the Acquirer Shares payable in respect thereof as the Projections provided to us by the management of the Company reflect the occurrence of the CVR Payment Condition during the CVR Term. BMO Capital Markets notes that there can be no assurance as to when, or if, any payment will be made in respect of a CVR.

BMO Capital Markets has made no downward adjustment to reflect the anticipated liquidity of the CVRs.

These analyses indicated the approximate implied Consideration per Share reference ranges described in the table below.

	Maximum Cash Election	Maximum Acquirer Share Election	Full Proration
Cash Consideration	US$3.40	US$0.00	US$0.88
Share Consideration	US$0.00	US$3.40	US$2.52
Implied CVR Payment Per Share	US$0.70	US$0.70	US$0.70
Implied Consideration Per Share Reference Ranges	US$4.10	US$4.10	US$4.10

Net Asset Value Analysis

BMO Capital Markets performed a net asset value analysis of the Company by calculating the estimated present value of the unlevered, after-tax free cash flows that each of the Company’s material assets were forecasted to generate during the calendar year ending December 31, 2019 through the calendar year ending December 31, 2049 based on the Projections.

The present values (as at December 31, 2018) of the unlevered, after-tax free cash flows that each of the Company’s material assets were forecasted to generate (each an “NAV”) were calculated by applying a discount rate of 5% to the Company’s primarily precious metal mines and applying a discount rate of 10% to the Company’s primarily base metal development project (the La Arena II Project), which represent the discount rates commonly used by precious metal and base metal sector equity research analysts in calculating net asset values.

An implied per Share net asset value was calculated by adjusting the sum of the NAVs by the following factors: (i) the median of equity research analyst net asset value estimates available to BMO Capital Markets for the Company’s exploration assets; (ii) the present value of after-tax free cash flows of corporate expenses not allocated to any of the Company’s material assets (as provided in the Projections) (the “Unallocated Expenses”) (iii) the Company’s net indebtedness as at December 31, 2018 as provided by management of the Company; and (iv) the Company’s fully diluted Shares outstanding.

The net asset value analysis indicated the approximate aggregate net asset values for the Company’s material assets and the approximate implied per Share net asset value summarized in the table below.

Escobal Mine NAV (5% Discount Rate)(1)	US$585 mm
La Arena Oxide Mine NAV (5% Discount Rate) (1)	US$135 mm
La Arena II Project NAV (10% Discount Rate) (1)	US$113 mm
Shahuindo Mine NAV (5% Discount Rate) (1)	US$486 mm
Timmins/Bell Creek Mines NAV (5% Discount Rate) (1)	US$301 mm
Exploration NAV (street consensus)	US$71 mm
Implied Company material mining Asset NAV	US$1,691 mm
Unallocated Expenses (1)	(US$205 mm)
Net Indebtedness (estimated as at December 31, 2018)	(US$ 78 mm)
Implied Net Asset Value	US$1,407 mm
Fully diluted Shares outstanding	314 mm
Implied per Share Net Asset Value	US$4.48

1.      Calculated using mid-period discounting.

BMO Capital Markets also performed and considered various sensitivity analyses on the net asset value analysis that we considered relevant, including among other things, the impact of various commodity price scenarios.

BMO Capital Markets also reviewed the net asset value per share estimates for the Company as reflected in, and derived from, publicly available equity research analyst reports available to BMO Capital Markets, which indicated a net asset value of US$4.49 per Share.

Precedent Transactions Analysis

BMO Capital Markets reviewed the purchase prices and transaction multiples paid in selected precedent transactions that BMO Capital Markets, based on its experience in the mining industry, considered relevant.

With respect to deriving a reference range for the Company’s precious metal mines, BMO Capital Markets primarily analyzed the multiple of price to net asset value based on the median of equity research analyst estimates of the net asset value at the date of each precedent transaction available to BMO Capital Markets. BMO Capital Markets analyzed these multiples for select transactions since 2016.

The selected precedent precious metals producer transactions were:

Date	Acquirer	Asset / Target
September 2018	Barrick Gold Corp.	Randgold Resources Ltd.
September 2018	Great Panther Silver Ltd.	Beadell Resources Ltd.
September 2018	Equinox Gold Corp.	Mesquite Gold Mine (New Gold Inc.)
August 2018	Northern Star Resources Ltd.	Pogo Gold Mine (Sumitomo Metal Mining Co. Ltd. / Sumitomo Corp.)
March 2018	Gold Fields Ltd.	Asanko Gold Mine (Asanko Gold Inc.)
March 2018	Alio Gold Inc.	Rye Patch Gold Corp.
March 2018	Hecla Mining Co.	Klondex Mines Ltd.
February 2018	Leagold Mining Corp.	Brio Gold Inc.

January 2018	First Majestic Silver Corp.	Primero Mining Corp.
December 2017	F&M Gold Resources Ltd. / Africa Finance Corp.	Bonikro Mine (Newcrest Mining Ltd.)
November 2017	Aurelia Metals Ltd.	Peak Mines (New Gold Inc.)
October 2017	Harmony Gold Mining Co. Ltd.	Moab Khotsong Mine, Great Noligwa Mine and related infrastructure (AngloGold Ashanti Ltd.)
September 2017	Alamos Gold Inc.	Richmont Mines Inc.
April 2017	Shandong Gold Mining Co. Ltd.	Veladero Mine (Barrick Gold Corp.)
January 2017	Leagold Mining Corp.	Los Filos Mine (Goldcorp Inc.)
December 2016	Sibanye Gold Ltd.	Stillwater Mining Co.
September 2016	Kirkland Lake Gold Ltd.	Newmarket Gold Inc.
July 2016	Premier Gold Mines Ltd.	Mercedes Mine (Yamana Gold Inc.)
May 2016	Yintai Resources Co. Ltd.	White Mountain and Tanjianshan Mines and Eastern Dragon Development Project (Eldorado Gold Corp.)
April 2016	China National Gold Group	Jinfeng Mine (Eldorado Gold Corp.)
March 2016	Silver Standard Resources Inc.	Claude Resources Inc.
February 2016	Tahoe Resources Inc.	Lake Shore Gold Corp.

BMO Capital Markets calculated the range and median of multiples observed and selected the representative transaction multiple ranges described below:

	Low	High	Median	Representative Ranges
Price / Net Asset Value (1)	0.4x	1.6x	1.1x	Primarily silver mines: 0.9x to 1.1x Primarily gold mines: 0.7x to 0.9x

1.

Low, high and median price to net asset value multiples are based on the selected precedent transactions with multiple equity research analyst net asset value estimates available to BMO Capital Markets.

With respect to deriving a reference range for the Company’s La Arena II Project, BMO Capital Markets primarily analyzed the multiple of enterprise value to contained mineral resources at the date of each precedent transaction. BMO Capital Markets analyzed these multiples for select transaction since 2009.

The selected precedent transactions were:

Date	Acquirer	Asset / Target
June 2018	Mitsubishi Corp.	Quellaveco Project (Anglo American plc)
April 2018	Empresas Copec S.A.	Mina Justa Project (Minsur S.A.)
April 2016	Nevsun Resources Ltd.	Reservoir Minerals Inc.
April 2016	Reservoir Minerals Inc.	Timok Project (Freeport-McMoRan Inc.)
August 2015	Goldcorp Inc.	El Morro Project (New Gold Inc.)
May 2015	Zijin Mining Group Co. Ltd.	Kamoa-Kakula Project (Ivanhoe Mines Ltd.)
November 2014	Antofagasta plc	Duluth Metals Ltd.
September 2014	Taseko Mines Ltd.	Curis Resources Ltd.
July 2014	Saudi Arabian Mining Company	Jabal Sayid Project (Barrick Gold Corp.)
June 2014	First Quantum Minerals Ltd.	Lumina Copper Corp.
April 2014	MMG Ltd. Consortium	Las Bambas Project (Glencore Xstrata plc)
February 2014	HudBay Minerals Inc.	Augusta Resource Corp.
October 2012	Cupric Canyon Capital LP	Hana Mining Ltd.
July 2011	Stillwater Mining Co.	Peregrine Metals Ltd.
April 2011	Capstone Mining Corp.	Far West Mining Ltd.
January 2011	HudBay Minerals Inc.	Norsemont Mining Inc.
October 2010	Equinox Minerals Limited	Citadel Resource Group

October 2010	First Quantum Minerals Ltd.	Antares Minerals Inc.
September 2010	Jinchuan Group Ltd.	Continental Minerals Corp.
July 2010	Thompson Creek Metals Company Inc.	Terrane Metals Corp.
March 2010	China Sci-Tech Holdings Ltd.	Chariot Resources Ltd.
January 2010	Goldcorp Inc.	El Morro Project (Xstrata plc)
December 2009	Tongling Nonferrous Metals Group Holdings Co. Ltd. / China Railway Construction Corp. Ltd.	Corriente Resources Inc.
November 2009	First Quantum Minerals Ltd.	Kiwara plc
October 2009	Mercator Minerals Ltd.	Stingray Copper Inc.
February 2009	Quadra Mining Ltd.	Centenario Copper Corp.
July 2008	Inmet Mining Corp.	Petaquilla Copper Ltd.
April 2008	Teck Cominco Ltd.	Global Copper Corp.
January 2008	Jinchuan Resources Ltd.	Tyler Resources Inc.

BMO Capital Markets calculated the range and median of multiples observed and selected the representative transaction multiple ranges described below:

	Low	High	Median	Representative Range
Enterprise Value / Contained Mineral Resources (lb Cu eq.)	0.27¢	48.64¢	4.21¢	1.00¢ to 1.30¢

BMO Capital Markets applied the representative ranges for the Company’s material assets described above to the estimated net asset value reference ranges for the Company’s material assets indicated by the net asset value analysis or contained mineral resources, as applicable. The weighted average price to net asset value ratio representative range of the Company’s material assets was applied to the median of equity research analyst net asset value estimates available to BMO Capital Markets for the Company’s exploration assets and to the Unallocated Expenses. An implied per Share equity value reference range was calculated by adjusting the sum of the calculated reference ranges of the Company’s material assets, exploration assets and Unallocated Expenses for: (i) the Company’s estimated net indebtedness as at December 31, 2018 as provided by management of the Company; and (ii) the Company’s fully diluted Shares outstanding.

The precedent transaction analysis indicated the approximate reference ranges summarized in the table below.

	Representative Range		Reference Range
	Low	High	Low	High
Primarily Silver Producing Asset (1)	0.9x NAV	1.1x NAV	US$526 mm	US$643 mm
Primarily Gold Producing Assets (2)	0.7x NAV	0.9x NAV	US$646 mm	US$830 mm
La Arena II Project	1.00¢/lb Cu eq.	1.30¢/lb Cu eq.	US$95 mm	US$122 mm
Exploration	0.8x NAV	1.0x NAV	US$55 mm	US$69 mm
Mining Assets (aggregate)			US$1,315 mm	US$1,657 mm
Unallocated Expenses	0.8x NAV	1.0x NAV	(US$160 mm)	(US$201 mm)
Net Indebtedness (estimated as at December 31, 2018)			(US$78 mm)
Implied Equity Value			US$1,077	US$1,378
Fully diluted Shares outstanding			314 mm
Implied Equity Value per Share			US$3.43	US$4.39

1.	Escobal Mine
2.	La Arena Oxide Mine, Shahuindo Mine and Timmins/Bell Creek Mines

No company or transaction utilized in the precedent transactions analysis is identical to the Company, any of the Company’s material assets, the Acquirer or the Arrangement. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the differences between the Company, the Company’s material assets, the Acquirer and the Arrangement and the companies and transactions to which they are being compared as well as other factors that could affect transaction values.

Comparable Trading Analysis

BMO Capital Markets reviewed publicly-traded precious metal producer companies and base metal development companies to assess if a comparable trading analysis might be relevant to its analysis.

With respect to the publicly traded precious metal producer companies reviewed, BMO Capital Markets primarily analyzed the multiple of price to net asset value based on the median of equity research analyst estimates of the net asset value available to BMO Capital Markets as at November 13, 2018.

The selected comparable silver production companies were:

Alamos Gold Inc.	Hecla Mining Co.
Centerra Gold Inc.	Hochschild Mining plc
Coeur Mining Inc.	IAMGOLD Corp.
Detour Gold Corp.	New Gold Inc.
Eldorado Gold Corp.	OceanaGold Corp.
Endeavour Silver Corp.	Pretium Resources Inc.
First Majestic Silver Corp.	SSR Mining Inc.
Fortuna Silver Mines Inc.	Yamana Gold Inc.
Fresnillo plc

BMO Capital Markets calculated the range and median of multiples observed and selected the representative transaction multiple ranges described below:

	Low	High	Median	Representative Ranges
Price / Net Asset Value	0.3x	1.2x	0.5x	Primarily silver mines: 0.8x to 1.0x Primarily gold mines: 0.5x to 0.7x

With respect to the publicly traded base metal development companies reviewed, BMO Capital Markets primarily analyzed the multiple of enterprise value to contained mineral resources.

The selected comparable base metal development companies were:

Excelsior Mining Corp.	Northern Dynasty Minerals Ltd.
Filo Mining Corp.	Panoro Minerals Ltd.
MOD Resources Ltd.	Polymet Mining Corp.
Nevada Copper Corp.	Trilogy Metals Inc.
NGEx Resources Inc.	Western Copper and Gold Corp.

BMO Capital Markets calculated the range and median of multiples observed and selected the representative transaction multiple ranges described below:

	Low	High	Median	Representative Range
Enterprise Value / Contained Mineral Resources (lb Cu eq.)	0.13¢	3.87¢	0.91¢	0.70¢ to 1.00¢

BMO Capital Markets applied the representative ranges for the Company’s material assets described above to the estimated net asset value reference ranges for the Company’s material assets indicated by the net asset value analysis or estimated mineral resource, as applicable. The weighted average price to net asset value ratio representative range of the Company’s material assets was applied to the median of equity research analyst net asset value estimates available to BMO Capital Markets for the Company’s exploration assets and to the Unallocated Expenses. An implied per Share equity value reference range was calculated by adjusting the sum of the calculated reference ranges of the Company’s material assets, exploration assets and Unallocated Expenses for: (i) the Company’s estimated net indebtedness as at December 31, 2018 as provided by management of the Company; and (ii) the Company’s fully diluted Shares outstanding.

The comparable trading analysis indicated the approximate reference ranges summarized in the table below.

	Representative Range		Reference Range
	Low	High	Low	High
Primarily Silver Producing Asset (1)	0.8x NAV	1.0x NAV	US$468 mm	US$585 mm
Primarily Gold Producing Assets (2)	0.5x NAV	0.7x NAV	US$462 mm	US$646
La Arena II Project	0.70¢/lb Cu eq.	1.00¢/lb Cu eq.	US$62 mm	US$88 mm
Exploration	0.6x NAV	0.8x NAV	US$44 mm	US$58 mm
Mining Assets (aggregate)			US$1,034	US$1,376
Unallocated Expenses	0.6x NAV	0.8x NAV	(US$126 mm)	(US$168 mm)
Net Indebtedness (estimated as at December 31, 2018)			(US$78 mm)
Implied Equity Value			US$829 mm	US$1,130
Fully diluted Shares outstanding			314 mm
Implied Equity Value per Share			US$2.64	US$3.60

1.	Escobal Mine
2.	La Arena Oxide Mine, Shahuindo Mine and Timmins/Bell Creek Mines

No company utilized in the comparable trading analysis is identical to the Company, any of the Company’s material assets or the Acquirer. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the differences between the Company, the Company’s material assets and the Acquirer and the companies to which they are being compared as well as other factors that could affect trading values.

Other Factors Considered

Although not forming part of our financial analysis, BMO Capital Markets considered a number of other factors in arriving at the Opinion, including the following:

  the historical trading prices of the Shares on the NYSE during the 52-week period ended November 13, 2018, which indicate a 52-week intraday low to high per share price range for the Shares of US$2.20 to US$5.63;

  forward price targets for the Shares, as at November 13, 2018, as reflected in equity research analyst reports available to BMO Capital Markets, which indicate a forward price target range for the Shares of US$2.86 to US$5.67;

  the premiums implied by the Consideration relative to the closing price, 20-day volume weighted average trading price, and the 30-day volume weighted average trading price of the Shares on the NYSE based on the closing price, 20-day volume weighted average trading price and 30-day volume weighted average trading price of the Acquirer Shares on the NASDAQ as at November 13, 2018, which were 54%, 42%, and 36%, respectively, excluding the Acquirer Shares that could be payable pursuant to the CVRs and 86%, 71% and 64%, respectively, including the Acquirer Shares that could be payable pursuant to the CVRs;

  illustrative scenarios for the Company incorporating a scenario analysis of the timing of production at the Company’s Escobal Mine and the illustrative impact on the implied reference ranges of the precedent transaction analysis, the comparable trading analysis and the Consideration, including scenarios where no Acquirer Shares are issuable pursuant to the CVR; and

  illustrative post transaction trading scenarios for the Acquirer based on the multiple of price to net asset value using the median of equity research analyst estimates of the net asset value at November 13, 2018 available to BMO Capital Markets for the Acquirer, the Company and other select precious metal producing companies.

Approach to Fairness

In arriving at its opinion as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, BMO Capital Markets considered a number of factors including, but not limited to, the Consideration analysis as compared to the reference ranges per Share implied by the precedent transaction and comparable trading analysis.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours truly,

BMO Nesbitt Burns Inc.

APPENDIX “E”
COURT MATERIALS

See attached.

E-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

DEC 0 4 2018

ENTERED

No. S1812891
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PAN AMERICAN SILVER CORP., TAHOE RESOURCES INC., 0799714 B.C. LTD., AND THE SECURITYHOLDERS OF TAHOE RESOURCES INC.

TAHOE RESOURCES INC.

PETITIONER

ORDER MADE AFTER APPLICATION (INTERIM ORDER)

BEFORE	) MASTER DICK	) DECEMBER 4, 2018

ON THE APPLICATION of the Petitioner, Tahoe Resources Inc. ("**Tahoe**"), without notice, for an Interim Order pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**") in connection with a proposed arrangement (the "**Arrangement**") with Pan American Silver Corp. ("**Pan American**"), and 0799714 B.C. Ltd. ("**Subco**"), and Tahoe's Securityholders (as defined below) to be effected on the terms and subject to the conditions set out in a plan of arrangement (the "**Plan of Arrangement**") coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on December 4, 2018 and ON HEARING Matthew Nied and Jessica Lewis, counsel for the Petitioner, and upon reading the Petition to the Court herein, the Affidavit #1 of Edie Hofmeister sworn on November 30, 2018 and filed herein (the "**Hofmeister Affidavit**"), the Affidavit #2 of Edie Hofmeister sworn on December 2, 2018 and filed herein (the "**Second Hofmeister Affidavit**"); and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the *United States Securities Act of 1933*, as amended (the "**U.S. Securities Act**") as a basis for an exemption from the registration requirements thereof with respect to the issuance and exchange of securities under the proposed Plan of Arrangement based on the Court's approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

2

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft management information circular (the "**Circular**") attached as Exhibit "A" to the Second Hofmeister Affidavit.

MEETING

2. Pursuant to Sections 186 and 288-291 of the BCBCA, Tahoe is authorized and directed to call, hold and conduct a special meeting (the "**Meeting**") of the holders (the "**Tahoe Shareholders**") of common shares of Tahoe ("**Tahoe Shares**") to be held at the offices of McMillan LLP, Royal Centre, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia at 11:00 a.m. (Vancouver time) on January 8, 2019 or such other date as Tahoe, Pan American and Subco may agree:

   (b) to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the articles of Tahoe and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the BCBCA and the articles of Tahoe, and subject to the terms of the Arrangement Agreement, Tahoe, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Tahoe Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Arrangement Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to the Tahoe Shareholders by one of the methods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of Tahoe.

3

5. The Record Date (defined below) shall not change in respect of any adjournments or postponements of the Meeting, unless Tahoe determines that it is advisable, and subject to the consent of Pan American acting reasonably.

6. At any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting.

AMENDMENTS

7. Prior to the Meeting, Tahoe is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Tahoe Shareholders or further orders of this Court, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

RECORD DATE

8. The record date for determining the Tahoe Shareholders entitled to receive notice of, attend at and vote at the Meeting shall be the close of business on November 29, 2018, or such other date as may be agreed to by Tahoe and Pan American (the "**Record Date**").

NOTICE OF MEETING

9. The Circular and letter of transmittal, in substantially the same forms as attached as Exhibits "A" and "B", respectively to the Second Hofmeister Affidavit, and the Notice of Petition, the form of proxy, and voting instruction form, in substantially the same forms as contained in Exhibit "B" to the Hofmeister Affidavit (collectively referred to as the "**Meeting Materials**"), with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the registered Tahoe Shareholders as they appear on the central securities register of Tahoe or the records of its registrar and transfer agent as at the close of business on the Record Date at least twenty one (21) days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, by one or more of the following methods:

(i) by prepaid ordinary or air mail addressed to the Tahoe Shareholders at their addresses as they appear in the applicable records of Tahoe or its registrar and transfer agent as at the Record Date;

4

(ii) by delivery in person or by courier to the addresses specified in subparagraph (i) above; or

(iii) by email or facsimile transmission to any Tahoe Shareholders who has previously identified himself, herself or itself to the satisfaction of Tahoe, acting through its representatives, and who requests such email or facsimile transmission;

(b) the non-registered Tahoe Shareholders by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators;

(c) the directors and auditors of Tahoe by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this paragraph shall constitute valid, timely, and sufficient notice of the Meeting.

10. The Circular and Election Form in connection with the Final Order in substantially the same forms as contained in or attached as Exhibits "A" and "C", respectively, to the Second Hofmeister Affidavit, and the Notice of Petition in connection with the Final Order in substantially the same form as attached as Exhibit "C" to the Hofmeister Afidavit , with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order (the "**Notice Materials**"), shall be sent by prepaid ordinary mail or by email transmission to, in the case of the Circular and Notice of Petition, to any holder of options (the "**Tahoe Optionholders**") to purchase Tahoe Shares (the "**Tahoe Options**"), a Tahoe performance share award ("**Tahoe PSA**"), a Tahoe deferred share award ("**Tahoe DSA**"), a Tahoe restricted share award ("**Tahoe RSA**"), or a Tahoe stock appreciation right ("**Tahoe SAR**") (collectively with the Tahoe Shareholders, the "**Tahoe Securityholders**") and, in the case of the Election Form, to any holder of a Tahoe PSA or Tahoe DSA, to the address of such holder as it appears in the applicable records of Tahoe at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal. There are no RSAs currently outstanding.

11. Accidental failure of or omission by Tahoe to give notice to any one or more persons entitled thereto, or the non-receipt of such notice by one or more persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Tahoe (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Tahoe, then it

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shall use reasonable commercial efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

12. Provided that notice of the Meeting is given, the Meeting Materials are sent to the Tahoe Shareholders, and the Notice Materials, as applicable, are sent to Tahoe Securityholders and other persons entitled to be sent such materials in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived and no other form of service of the Meeting Materials or Notice Materials or any portion thereof need be made or notice given, or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

DEEMED RECEIPT OF NOTICE

13. The Meeting Materials and the Notice Materials (and any amendments, modifications, updates or supplements to the Meeting Materials or the Notice Materials, and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

    (a) in the case of mailing pursuant to paragraph 9(a)(i) and 10 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

    (b) in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 9 above; and

    (c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) and 10 above, when dispatched or delivered for dispatch.

QUORUM AND VOTING

15. The required level of approval for the Arrangement Resolution approving the Arrangement and related transactions is: (i) at least two-thirds (66⅔%) of the votes cast at the Meeting by Tahoe Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding Tahoe Shares held by Kevin McArthur.

16. In all other respects, the terms, restrictions and conditions set out in the articles of Tahoe shall apply in respect of the Meeting.

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PERMITTED ATTENDEES

17. The only persons entitled to attend the Meeting shall be (i) the registered Tahoe Securityholders as of the close of business in Vancouver, British Columbia on the Record Date, or their respective proxyholders, (ii) Tahoe's directors, officers, auditors and advisors, (iii) representatives of Pan American, including their legal advisors, and (iv) any other person admitted on the invitation of the chair of the Meeting or with the consent of the chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Tahoe Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

18. A representative of Computershare Investor Services Inc. or such other person as may be designated by Tahoe will be authorized to act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

19. Tahoe is authorized to use the form of proxy or voting instruction form, as applicable (in substantially the same form as contained in Exhibit "B" to the Hofmeister Affidavit), in connection with the Meeting, subject to Tahoe's ability to insert dates and other relevant information in the form and, subject to the Arrangement Agreement, with such amendments, revisions or supplemental information as Tahoe may determine are necessary or desirable. Tahoe is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by Tahoe Shareholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the chair of the Meeting.

DISSENT RIGHTS

22. Registered Tahoe Shareholders shall be the only Tahoe Shareholders entitled to exercise rights of dissent. A beneficial holder of Tahoe Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Tahoe Shareholder to dissent on behalf of the beneficial holder of Tahoe Shares or, alternatively, make arrangements to become a

7

registered Tahoe Shareholder. For the purposes of rights to dissent in respect of the Arrangement Resolution, reference to the term "shareholder" in Division 2 of Part 8 of the BCBCA shall be read to mean registered Tahoe Shareholder as such term is used herein, reference to "notice shares" in Division 2 of Part 8 of the BCBCA shall be read to mean Tahoe Shares, as such term is defined herein, in respect of which dissent is being validly exercised under any notice of dissent, and reference to "the company" in section 244(3), 245, 246(h) and 247(c) of the BCBCA shall be read to mean Tahoe.

23. In order for a registered Tahoe Shareholder to exercise such right of dissent (the "**Dissent Right**"):

(a) a dissenting Tahoe Shareholder must deliver a written notice of dissent which must be received by Tahoe c/o Cassels Brock & Blackwell LLP, 2200 – 885 West Georgia St., Vancouver British Columbia, Canada V6C 3E8, Attn: Matthew Nied by 5:00 p.m. (Vancouver time) on January 4, 2018, or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the adjourned or postponed Meeting;

(b) a dissenting Tahoe Shareholder must not have voted his, her, or its Tahoe Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution, and a vote against the Arrangement Resolution or an abstention shall not constitute written notice of dissent;

(c) a dissenting Tahoe Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting Tahoe Shareholder's Shares in the capital of Tahoe, but may dissent only with respect to all of the Tahoe Shares held by such person; and

(d) the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by section 5.1 of the Plan of Arrangement, this Interim Order and the Final Order for the Plan of Arrangement.

24. Notice to the Tahoe Shareholders of their Dissent Rights with respect to the Arrangement Resolution shall be given by including information with respect to the Dissent Rights in the Circular to be sent to Tahoe Shareholders in accordance with this Interim Order.

25. Subject to further order of this Court, the rights available to the Tahoe Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Tahoe Shareholders with respect to the Arrangement.

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APPLICATION FOR FINAL ORDER

26. Upon the approval, with or without variation, by the Tahoe Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Tahoe may apply to this Court for, *inter alia*, an order:

    (a) pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and

    (b) pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange

    (collectively, the "**Final Order**"),

    and the hearing of the Final Order shall be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on January 10, 2019, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

27. The mailing or delivery of the Meeting Material, as set out in this Interim Order, will be valid and timely service of the Petition and the Hofmeister Affidavit on, and notice of hearing of the Petition to, all persons entitled to be served or receive notice. No other form of service or notice need be made or given. No other material need be served on such persons in respect of this proceeding.

28. Any Tahoe Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms, as applicable, of this Interim Order, the Petition, the Circular, and the Arrangement Agreement. Any Tahoe Securityholder seeking to appear at the hearing of the application for the Final Order must file with this Court and deliver a Response to Petition (a "**Response**") in the form prescribed by the *Supreme Court Civil Rules*, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at:

    CASSELS, BROCK & BLACKWELL LLP
    Barristers and Solicitors
    885 West Georgia St.
    Vancouver, British Columbia, Canada V6C 3E8
    Attention: Matthew Nied and Jessica Lewis

    Fax number for delivery: (604) 691-6120

    Telephone: (604) 283-1482

    by or before 4:00 p.m. (Vancouver time) on January 8, 2019.

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29. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Pan American and any persons who have delivered a Response in accordance with this Interim Order.

30. In the event the hearing for the Final Order is adjourned, only the solicitors for Pan American and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

31. The Petitioner shall, subject to the terms of the Arrangement Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

32. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Tahoe, this Interim Order shall govern.

OTHER

33. Rules 8-1, 8-2 and 16-1 of the *Supreme Court Civil Rules* will not apply to any further applications in respect of this proceeding, including the application for approval of the proposed Arrangement, any application to vary the interim order, and the filing of the petition record with the Registry.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of
☐ party ☒ Lawyer for Tahoe Resources Inc.
Jessica Lewis

By the Court.

Registrar

No. S1812891
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PAN AMERICAN SILVER CORP., TAHOE RESOURCES INC., 0799714 B.C. LTD., AND THE SECURITYHOLDERS OF TAHOE RESOURCES INC.

TAHOE RESOURCES INC.

PETITIONER

NOTICE OF PETITION

To: The holders (the "**Tahoe Shareholders**") of outstanding common shares (the "**Tahoe Shares**") and to the holders of options to purchase Tahoe Shares, Tahoe performance share awards, Tahoe deferred share awards, Tahoe restricted share awards, or Tahoe stock appreciation rights (collectively with the Tahoe Shareholders, the "**Tahoe Securityholders**") of Tahoe Resources Inc. ("**Tahoe**")

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by the Petitioner, Tahoe, in the Supreme Court of British Columbia (the "**Court**") for approval of a plan of arrangement (the "**Arrangement**") pursuant to the *Business Corporations Act*, S.B.C. 2002, c.57, as amended (the "**BCBCA**").

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application pronounced by the Master Dick on December 4, 2018, the Court has given directions as to the calling of a special meeting of the Tahoe Shareholders (the "**Meeting**"), for the purpose of, among other things, considering, voting upon and approving the Arrangement.

AND NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, the Petitioner intends to apply to the Court for a final order approving the Arrangement and for a determination that the terms of the Arrangement are procedurally and substantively fair and reasonable (the "**Final Order**"), which application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on January 10, 2019, at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct (the "**Final Application**").

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities of Pan American

Silver Corp. in exchange for their securities of Tahoe in connection with the Arrangement, will serve as a basis of a claim for the exemption from the registration requirements of the *United States Securities Act of 1933*, as amended, set forth in Section 3(a)(10) thereof with respect to the issuance and exchange of such securities under the proposed Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the Final Application, but only if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition ("**Response**") in the form prescribed by the *Supreme Court Civil Rules*, and delivered a copy of the filed Response, together with all affidavits and other material upon which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submission, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on January 8, 2019:

The Petitioner's address for delivery is:

CASSELS, BROCK & BLACKWELL LLP
Barristers and Solicitors
2200 - 885 West Georgia St.
Vancouver, British Columbia, Canada V6C 3E8
Attention: Matthew Nied

Fax number for delivery: (604) 691-6120

Telephone: (604) 283-1482

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Response" as aforesaid. You may obtain a form of "Response" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend, either in person or by counsel, at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Tahoe Securityholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Tahoe Securityholders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Estimated time required: 20 minutes

This matter is not within the jurisdiction of a Master.

APPENDIX “F”
DIVISION 2 OF PART 8 OF THE BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(a)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

F-1

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX “G”
INFORMATION CONCERNING PAN AMERICAN

Overview

Pan American is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, and reclamation. Pan American owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, Pan American is exploring for new silver deposits and opportunities throughout North and South America. Pan American is listed on the TSX (Symbol: PAAS) and on the Nasdaq (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, Pan American bases its business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets.

•	Constantly replace and grow mineable silver reserves and resources through targeted near-mine exploration and global business development.

•	Foster positive long-term relationships with employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.

•	Continually search for opportunities to upgrade and improve the quality of silver assets both internally and through acquisition.

•	Encourage employees to be innovative, responsive and entrepreneurial throughout the entire organization.

To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of its business, which enables it to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which it operates, contributing to the long-term development of host communities and ensuring that employees can work in a safe and secure manner are core values at Pan American. Pan American is committed to maintaining positive relations with employees, the local communities and the government agencies, all of whom Pan American views as partners in its enterprise.

Pan American is a company incorporated under the laws of the Province of British Columbia. Its head office is located at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records office at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 2T2. Pan American’s telephone number is 604-684-1175 and its website is www.panamericansilver.com. The information contained on its website is not incorporated by reference in the Tahoe Circular.

For further information regarding Pan American, refer to its filings with the Canadian securities regulatory authorities which may be obtained through SEDAR at www.sedar.com or its filings with the SEC which are available on EDGAR at www.sec.gov.

Recent Developments

Pan American’s recent developments during 2018 (up to September 30) include:

•

Produced 18.6 million ounces of silver and 141.7 thousand ounces of gold for the nine month period ended September 30, 2018. During the third quarter of 2018, silver production was 6.3 million ounces and gold production was 42.1 thousand ounces. Pan American is on track to achieve the annual 2018 production guidance.

G-1

•

Invested $8.3 million towards completing the Dolores expansion projects, the majority of which was spent on the completion of the site infrastructure, the addition of a surge tank in the pulp agglomeration plant circuit, the construction of an underground mine maintenance shop and the acquisition of additional underground mobile equipment units.

•

Invested $4.7 million on the La Colorada projects, primarily relating to the construction of a tailings storage facility raise and commissioning of a neutralization plant. Pan American also announced a major discovery at the La Colorada mine, indicating the potential to substantially expand mineral resources, mine life and production capacity.

•

Invested $16.4 million on the Joaquin and Cap-Oeste-Sure Este (“COSE”) projects, primarily on the surface facilities and the decline access to each underground mine. Investment was also allocated to the initial fleet of development mining equipment for the Joaquin project as well as construction on the first underground electrical substation and the fresh air raise bore for the COSE project. Each of the Joaquin and COSE projects remain on budget.

Share Capital of Pan American

Pursuant to the terms of the Arrangement, up to 72,470,990 Pan American Shares will be issuable to Tahoe Shareholders, which in aggregate with Pan American’s issued and outstanding common shares, exceeds the 200,000,000 maximum authorized capital structure under Pan American’s notice of articles.

At the Pan American Meeting, Pan American Shareholders will vote on the Pan American Authorized Capital Resolution to increase Pan American’s authorized share capital from 200,000,000 to 400,000,000 Pan American Shares without par value. The Pan American Authorized Capital Resolution must be approved by at least 66⅔% of the votes cast by Pan American Shareholders, either present in person or by proxy at the Pan American Meeting.

As at the Record Date there were: (i) 153,318,737 Pan American Shares validly issued and outstanding as fully-paid and non-assessable shares; and (ii) 789,628 outstanding Pan American Options providing for the issuance of 789,628 Pan American Shares upon the exercise thereof. The Pan American Shares are listed on the TSX under the symbol “PAAS” and Nasdaq under the symbol “PAAS”.

Pan American Shareholders are entitled to one vote per Pan American Share at all meetings of Pan American Shareholders, to receive dividends as and when declared by the directors of Pan American and to receive a pro rata share of Pan American’s assets available for distribution to the Pan American Shareholders in the event of the liquidation, dissolution or winding-up of Pan American. There are no pre-emptive, conversion or redemption rights attached to Pan American Shares.

Price Range and Trading Volumes of Pan American Shares

The principal markets on which Pan American Shares trade are the TSX and Nasdaq. The following tables set forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of Pan American Shares on the TSX and Nasdaq.

G-2

	TSX			Nasdaq(1)

Period	Price Range			Price Range
	High	Low	Volume	High	Low	Volume
	(Cdn$)	(Cdn$)	(#)	($)	($)	(#)
2017
November	$21.01	$18.56	5,068,116	$16.37	$14.61	41,586,577
December	$20.23	$18.28	3,437,141	$15.78	$14.21	26,576,197
2018
January	$21.41	$19.33	5,481,530	$17.35	$15.43	35,591,638
February	$20.76	$19.10	5,540,500	$16.59	$15.03	35,077,143
March	$20.82	$19.68	4,304,650	$16.19	$15.08	27,025,657
April	$22.16	$20.27	3,971,800	$17.50	$15.86	23,330,814
May	$23.93	$20.79	6,527,283	$18.56	$16.17	29,698,914
June	$23.86	$22.78	3,510,709	$18.14	$17.49	19,210,597
July	$24.01	$21.22	4,156,769	$18.31	$16.28	23,598,441
August	$22.65	$19.86	4,180,505	$17.36	$15.18	28,499,210
September	$20.39	$18.71	5,228,946	$15.59	$14.36	28,959,081
October	$20.29	$18.82	6,267,606	$15.51	$14.55	36,571,499
November	$20.28	$16.68	8,916,963	$15.44	$12.54	48,758,306

Note:
(1)Nasdaq trading information includes the aggregate reported trading in the U.S., including trading on alternative trading systems due to the significance of the volume traded thereon.

The closing price of Pan American Shares on the TSX and Nasdaq on November 13, 2018, the last trading day prior to the announcement of Pan American’s intention to acquire Tahoe, was Cdn$18.71 and US$14.13, respectively.

The closing price of the Pan American Shares on the TSX and Nasdaq on December 4, 2018 was Cdn$17.57 and US$13.24, respectively.

Prior Sales

For the 12-month period prior to the date of the Tahoe Circular, Pan American issued the Pan American Shares and Pan American Options listed in the table below:

Date	Security	Price per Security (Cdn$)	Number of Securities
December 8, 2017	Pan American Shares	$18.64	123,113
December 8, 2017	Pan American Options	$18.64	91,945
January 10, 2018	Pan American Shares	$19.51	5,558
January 24, 2018	Pan American Shares	$20.68	3,258
March 21, 2018	Pan American Shares	$19.61	3,558
March 22, 2018	Pan American Shares	$19.64	2,000
April 4, 2018	Pan American Shares	$20.34	3,024
April 17, 2018	Pan American Shares	$20.45	3,220
May 16, 2018	Pan American Shares	$21.71	23,180
May 18, 2018	Pan American Shares	$22.02	3,189
May 18, 2018	Pan American Shares	$22.02	5,960
May 22, 2018	Pan American Shares	$22.38	10,338
May 25, 2018	Pan American Shares	$22.70	3,189
June 7, 2018	Pan American Shares	$22.40	5,960
June 21, 2018	Pan American Shares	$22.69	10,000
July 3, 2018	Pan American Shares	$23.17	23,979
August 17, 2018	Pan American Shares	$20.09	29,687
October 11, 2018	Pan American Shares	$18.59	1,100

G-3

Consolidated Capitalization

The following table sets forth Pan American’s consolidated capitalization as at September 30, 2018, adjusted to give effect to the material changes in the Pan American Shares since September 30, 2018, the date of Pan American’s most recent interim consolidated financial statements, and further adjusted to give effect to the Arrangement. The table should be read in conjunction with Pan American’s interim consolidated financial statements for the third quarter ending September 30, 2018, including the notes thereto, and management’s discussion and analysis in respect thereof and the other financial information contained in or incorporated by reference in Pan American’s Circular.

		As at September 30, 2018
		after giving effect to	As at September 30, 2018
		options exercised during	after giving effect to the
		nine months ended	completion of the
	As at September 30, 2018	September 30, 2018	Arrangement
		(in thousands of dollars,
		except share amounts)

Cash, cash equivalents and short term investments	$252,657	$252,657	$126,071

Long term debt	$-	$-	$200,000

Outstanding share capital	$2,319,809	$2,319,809	$3,127,404

Pan American Shares	153,317,637	153,317,637	209,308,051

Risk Factors

An investment in the Pan American Shares and Pan American’s other securities is subject to certain risks. Investors should carefully consider the risk factors described under the heading “Risks Related to Our Business” in the Pan American AIF and under the heading “Risks and uncertainties” in management’s discussion and analysis of Pan American for the three and nine months ended September 30, 2018 and 2017, both of which are incorporated by reference in Tahoe’s Circular, as well as the risk factors set forth elsewhere in the Pan American Circular.

Interests of Experts

Information regarding experts is contained in Pan American’s AIF.

Auditors, Transfer Agents and Registrars

Pan American’s auditors are Deloitte LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia.

The transfer agent and registrar for the Pan American Shares and the Rights Agent for the CVRs is Computershare Trust Company of Canada at their principal offices in Vancouver, British Columbia.

Documents Incorporated by Reference and Further Information

Information regarding Pan American has been incorporated by reference in the Tahoe Circular from documents filed by Pan American with securities commissions or similar authorities in Canada and the United States. Copies of the documents incorporated in the Tahoe Circular by reference regarding Pan American may be obtained on request without charge from Pan American’s Corporate Secretary, at 1500-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone: 604-684-1175 or may be obtained through the SEDAR website (www.sedar.com) or on EDGAR (www.sec.gov).

G-4

The following documents, filed with the various Securities Authorities, are specifically incorporated by reference into, and form a part, of the Tahoe Circular:

(i)	the Pan American AIF;

(ii)

the audited consolidated financial statements of Pan American for the years ended December 31, 2017 and 2016, together with the independent registered public accounting firm’s report thereon and the notes thereto;

(iii)	the management’s discussion and analysis of Pan American for the year ended December 31, 2017;

(iv)	the unaudited condensed interim consolidated financial statements of Pan American for the three and nine months ended September 30, 2018 and 2017, together with the notes thereto;

(v)	management’s discussion and analysis of Pan American for the three and nine months ended September 30, 2018;

(vi)	the management information circular of Pan American dated April 4, 2018 prepared in connection with the annual and special meeting of shareholders of Pan American held on May 9, 2018; and

(vii)	the material change report of Pan American dated November 26, 2018 in respect of the proposed Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Pan American with any Securities Authorities subsequent to the date of the Tahoe Circular and prior to the Effective Date will be deemed to be incorporated by reference in the Tahoe Circular. Other than the announcement of the Arrangement, Pan American is not aware of any information that indicates any material change in Pan American’s affairs since the date of Pan American’s last published interim financial statements.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Appendix “G” will be deemed to be modified or superseded for the purposes of the Tahoe Circular to the extent that a statement contained in this Appendix “G” or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Appendix “G” modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Tahoe Circular.

Information contained in or otherwise accessed through Pan American’s website (www.panamericansilver.com), or any other website, does not form part of the Tahoe Circular. All such references to Pan American’s website are inactive textual references only.

G-5

APPENDIX “H”
INFORMATION CONCERNING THE COMBINED COMPANY

Overview

Pursuant to the Plan of Arrangement, each outstanding Tahoe Share will be transferred by the holder thereof to Pan American in exchange for the Consideration. Pan American will then transfer each Tahoe Share to Subco. Tahoe and Subco will then be merged to form the Merged Company with the same effect as if they had amalgamated under Section 269 of the BCBCA, except that the separate legal existence of Subco shall not cease and Subco shall survive the Merger, and Pan American shall receive on the Merger one common share of the Merged Company in exchange for each Subco common share previously held and all of the issued and outstanding Tahoe Shares will be cancelled without any repayment of capital in respect thereof. The Merged Company will be a wholly-owned subsidiary of Pan American. Charts showing the corporate structure of Pan American following the completion of the Arrangement are set out below.

Except as otherwise described in this section, the business of the Combined Company and information relating to the Combined Company following the Arrangement shall be that of Pan American generally and as disclosed elsewhere in this Tahoe Circular.

The Combined Company’s head office will be situated at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Description of Mineral Properties

On completion of the Arrangement, Pan American will hold the following mineral projects currently owned by Pan American and Tahoe that each Party had determined, respectively, were material prior to the Arrangement:

•	La Colorada mine;

•	Dolores mine;

•	Huaron mine;

•	Morococha mine;

•	San Vicente mine;

•	Manantial Espejo mine;

•	Navidad project;

•	Joaquin property;

•	Escobal Mine;

•	Shahuindo Mine;

•	La Arena Mine;

•	Bell Creek Mine; and

•	Timmins West Mine.

Further information regarding the La Colorada mine, Dolores mine, Huaron mine, Morococha mine, San Vicente mine, Manantial Espejo mine, Joaquin property and Navidad project can be found in the Pan American AIF, which is incorporated by reference herein. Further information regarding the Escobal Mine, Shahuindo Mine, La Arena Mine, Bell Creek Mine and Timmins West Mine can be found in the Tahoe AIF, which is incorporated by reference herein.

Directors and Officers

Pursuant to the Arrangement, Tahoe shall notify Pan American prior to the Effective Time of two directors identified by the Tahoe Board to be appointed to the Pan American Board immediately after the Effective Time, provided that both individuals are members of the Tahoe Board as of the date of the Arrangement Agreement and are eligible to be directors of Pan American pursuant to applicable Laws. The senior executive officers of Pan American will remain the senior executive officers following completion of the Arrangement. The operations personnel of Pan American are expected to consist of personnel from each of the two companies and will be assessed further following the completion of the Arrangement and a review of the acquired assets.

Information about Pan American’s current directors and officers is as set forth in the Pan American AIF which is incorporated by reference into this Tahoe Circular. Subsequent to the Pan American AIF, Mr. Noel Dunn did not stand for re-election to the Pan American Board at the annual general and special meeting of Pan American Shareholders held on May 9, 2018 in order to dedicate his leadership to the role of Executive Chair and Director of Ero Copper Corp.

Description of Share Capital

Pursuant to the terms of the Arrangement, up to 72,533,152 Pan American Shares will be issuable to Tahoe Shareholders, which in aggregate with Pan American’s issued and outstanding common shares, exceeds the 200,000,000 maximum authorized capital structure under Pan American’s notice of articles.

At the Pan American Meeting, Pan American Shareholders will vote on the Pan American Authorized Capital Resolution to increase Pan American’s authorized share capital from 200,000,000 to 400,000,000 Pan American Shares without par value. The Pan American Authorized Capital Resolution must be approved by at least 66⅔% of the votes cast by Pan American Shareholders, either present in person or by proxy at the Pan American Meeting.

As at the Record Date there were: (i) 153,318,737 Pan American Shares validly issued and outstanding as fully-paid and non-assessable shares; and (ii) 789,628 outstanding Pan American Options providing for the issuance of 789,628 Pan American Shares upon the exercise thereof. The Pan American Shares are listed on the TSX under the symbol “PAAS” and Nasdaq under the symbol “PAAS”.

Pan American Shareholders are entitled to one vote per Pan American Share at all meetings of Pan American Shareholders, to receive dividends as and when declared by the directors of Pan American and to receive a pro rata share of Pan American’s assets available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Pan American. There are no pre-emptive, conversion or redemption rights attached to the Pan American Shares.

Dividends

Pan American’s quarterly dividend was increased to $0.025 per Pan American Share in 2017, double the quarterly dividend of $0.0125 per Pan American Share paid in 2016. During 2018, a quarterly dividend of $0.035 per Pan American was declared, representing an additional 40% increase from the quarterly dividend paid in 2017. Each of these dividends was designated to be an eligible dividend for the purposes of the Tax Act. Specific dates and amounts of future dividends will be determined by the Pan American Board on an ongoing basis. The Pan American Board will consider, among other things, present economic conditions and the then current activities of Pan American when determining the amount and timing of future dividends.

Unaudited Pro Forma Consolidated Financial Statements

For selected unaudited pro forma consolidated financial statements of Pan American giving effect to the Arrangement see Appendix “I” to this Tahoe Circular.

Post-Arrangement Shareholdings and Principal Shareholders

The maximum number of Pan American Shares that are issuable in connection with the Arrangement is 72,533,152 (approximately 47.3% of the number of Pan American Shares issued and outstanding as of the date of this Tahoe Circular; 47.0% of such number on a fully-diluted basis), which number includes, for greater certainty, the Pan American Shares that could be issued in the event that all of the outstanding Replacement Options are exercised after the Effective Date and Pan American Shares issuable upon conversion of CVRs.

Following completion of the Arrangement, assuming the maximum number of 56,074,675 Pan American Shares are issued to Tahoe Shareholders as consideration under the Arrangement, existing Pan American Shareholders and Tahoe Shareholders will own approximately 73% and 27% of the Combined Company, respectively. Upon satisfaction of the Payment Condition under the terms of the CVR, Pan American Shareholders and Tahoe Shareholders will own approximately 68% and 32%, respectively, of the Combined Company (based upon the number of Pan American Shares outstanding following completion of the Arrangement).

To the knowledge of Pan American’s directors and executive officers, following completion of the Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of Pan American carrying 10% or more of the voting rights attached to any class of voting securities, except as follows:

Shareholder	Number of Shares	Percentage of Outstanding Shares
Van Eck Associates Corp.	29,168,799(1)	13.9%(2)

Notes:
(1) Assumes Van Eck Associates Corp.holds 40,903,795 Tahoe Shares and 19,339,618 Pan American Shares as of the date of this Tahoe Circular and elects to receive and does receive the Share Consideration in exchange for all Tahoe Shares held. Van Eck Associates Corp.will receive additional Pan American Shares if the Payment Condition is met with respect to the CVRs.
(2) Assumes 209,393,412 Pan American Shares are issued and outstanding following the completion of the Arrangement.

APPENDIX “I”
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
STATEMENTS OF PAN AMERICAN

See attached.

I-1

PAN AMERICAN SILVER

Pro Forma Interim Consolidated Statement of Financial Position
As at September 30, 2018
(unaudited, in thousands of U.S. dollars)

	Pan American Silver Corp.	Tahoe Resources Inc.	Pro Forma Adjustments	Note 4	Pro Forma Consolidated
Assets					
Current assets					
Cash and cash equivalents	$ 186,424	$ 48,414	$ (175,000)	a,f	$ 59,838
Short-term investments	66,233	—	—		66,233
Trade and other receivables	86,666	38,334	—		125,000
Income taxes receivable	26,664	—	—		26,664
Inventories	220,014	134,591	—		354,605
Derivative financial instruments	1,414	—	—		1,414
Prepaid expenses and other current assets	11,616	6,109	—		17,725
	599,031	227,448	(175,000)		651,479
Non-current assets					
Mineral properties, plant and equipment	1,314,881	2,535,659	(1,305,367)	b	2,545,173
Long-term refundable tax	582	51,671	—		52,253
Deferred tax assets	13,575	372	—		13,947
Investment in associates	70,748	—	—		70,748
Other assets	2,313	—	—		2,313
Restricted cash	—	4,127	—		4,127
Goodwill	3,057	112,085	(112,085)	c	3,057
Total Assets	$ 2,004,187	$ 2,931,362	$ (1,592,452)		$ 3,343,097
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 121,580	$ 116,863	$ 42,000	d	$ 280,443
Current portion of provisions	4,774	106	—		4,880
Current portion of finance lease	6,353	2,348	—		8,701
Income tax payable	22,738	5,364	—		28,102
	155,445	124,681	42,000		322,126
Non-current liabilities					
Long-term portion of provisions	57,432	64,590	—		122,022
Deferred tax liabilities	154,122	220,833	(195,195)	e	179,760
Long-term portion of finance lease	2,086	—	—		2,086
Long-term debt	—	100,000	100,000	f	200,000
Other long-term liabilities	38,929	3,763	—		42,692
Share purchase warrants	14,571	—	—		14,571
Total Liabilities	422,585	513,867	(53,195)		883,257
Equity					
Capital and reserves					
Issued capital	2,319,801	2,792,251	(1,984,648)	g	3,127,404
Share option reserve	22,460	21,093	91,542	h	135,095
Investment revaluation reserve	170	—	—		170
Deficit	(765,733)	(395,849)	353,849	i	(807,733)
Total Equity attributable to equity holders of the	1,576,698	2,417,495	(1,539,257)		2,454,936
Non-controlling interests	4,904	—	—		4,904
Total Equity	1,581,602	2,417,495	(1,539,257)		2,459,840
Total Liabilities and Equity	$ 2,004,187	$ 2,931,362	$ (1,592,452)		$ 3,343,097

See accompanying notes to the pro forma interim consolidated financial statements

PAN AMERICAN SILVER CORP. 2

PAN AMERICAN
— SILVER —

Pro Forma Interim Consolidated Income Statements
Nine months ended September 30, 2018
(unaudited, in thousands of U.S. dollars, except per share amounts)

	Pan American Silver Corp.	Tahoe Resources Inc.	Pro Forma Adjustments	Note 4	Pro Forma Consolidated
Revenue	$ 611,138	$ 378,862	$ —		$ 990,000
Cost of sales					
Production costs	(379,459)	(216,507)	—		(595,966)
Depreciation and amortization	(110,044)	(107,188)	33,480	j	(183,752)
Care and maintenance	—	(24,989)	—		(24,989)
Royalties	(16,072)	(2,800)	—		(18,872)
	(505,575)	(351,484)	33,480		(823,579)
Mine operating earnings	105,563	27,378	33,480		166,421
General and administrative	(17,199)	(37,415)	—		(54,614)
Exploration and project development	(7,629)	(11,691)	—		(19,320)
Foreign exchange losses	(9,732)	(637)	—		(10,369)
Impairments	—	(170,000)	170,000	k	—
Gains on commodity and foreign currency contracts	4,406	—	—		4,406
Gains on sale of mineral properties, plant and	8,029	—	—		8,029
Share of income from associate and dilution gain	13,861	—	—		13,861
Other expense	(864)	(507)	—		(1,371)
Earnings (loss) from operations	96,435	(192,872)	203,480		107,043
Loss on derivatives	(1,018)	—	—		(1,018)
Investment (loss) income	(5,834)	174	—		(5,660)
Interest and finance recovery (expense)	1,144	(3,392)	(5,274)	l	(7,522)
Earnings (loss) before income taxes	90,727	(196,090)	198,206		92,843
Income tax expense	(15,109)	(16,325)	(10,044)	m	(41,478)
Net earnings (loss) for the period	$ 75,618	$ (212,415)	$ 188,162		$ 51,365
Attributable to:					
Equity holders of the Company	$ 74,103	$ (212,415)	$ 188,162		$ 49,850
Non-controlling interests	1,515	—	—		1,515
	$ 75,618	$ (212,415)	$ 188,162		$ 51,365
Earnings (loss) per share attributable to common shareholders					
Basic earnings (loss) per share	$ 0.48	$ (0.68)	$ (0.73)		$ 0.24
Diluted earnings (loss) per share	$ 0.48	$ (0.68)	$ (0.78)		$ 0.21
Weighted average shares outstanding (in 000's) Basic	153,302	313,412	(257,422)		209,291
Weighted average shares outstanding (in 000's) Diluted	153,515	313,412	(241,823)		240,704

See accompanying notes to the pro forma interim consolidated financial statements

PAN AMERICAN SILVER CORP. 3

PAN AMERICAN
— SILVER —

Pro Forma Interim Consolidated Income Statements
Year ended December 31, 2017
(unaudited, in thousands of U.S. dollars, except per share amounts)

	Pan American Silver Corp.	Tahoe Resources Inc.	Pro Forma Adjustments	Note 4	Pro Forma Consolidated
Revenue	$ 816,828	$ 733,557	$ —		$ 1,550,385
Cost of sales					
Production costs	(500,670)	(348,146)	—		(848,816)
Depreciation and amortization	(122,888)	(153,016)	46,980	j	(228,924)
Care and maintenance	—	(24,855)	—		(24,855)
Royalties	(24,510)	(15,570)	—		(40,080)
	(648,068)	(541,587)	46,980		(1,142,675)
Mine operating earnings	168,760	191,970	46,980		407,710
General and administrative	(21,397)	(45,788)	—		(67,185)
Exploration and project development	(19,755)	(18,522)	—		(38,277)
Foreign exchange gains (losses)	1,823	(2,441)	—		(618)
Impairment reversals	61,554	—	—		61,554
Gains on commodity and foreign currency contracts	606	—	—		606
Gains on sale of mineral properties, plant and	191	—	—		191
Share of income from associate and dilution gain	2,052	—	—		2,052
Other expense	(5,505)	(2,853)	—		(8,358)
Earnings from operations	188,329	122,366	46,980		357,675
Transaction costs	—	—	(42,000)	n	(42,000)
Gain on derivatives	64	—	—		64
Investment income	1,277	743	—		2,020
Interest and finance expense	(7,185)	(3,282)	(5,513)	l	(15,980)
Earnings before income taxes	182,485	119,827	(533)		301,779
Income tax expense	(59,034)	(38,034)	(14,094)	m	(111,162)
Net earnings for the period	$ 123,451	$ 81,793	$ (14,627)		$ 190,617
Attributable to:					
Equity holders of the Company	$ 120,991	$ 81,793	$ (14,627)		$ 188,157
Non-controlling interests	2,460	—	—		2,460
	$ 123,451	$ 81,793	$ (14,627)		$ 190,617
Earnings per share attributable to common shareholders					
Basic earnings per share	$ 0.79	$ 0.26	$ 0.06		$ 0.90
Diluted earnings per share	$ 0.79	$ 0.26	$ 0.06		$ 0.84
Weighted average shares outstanding (in 000's) Basic	153,070	312,804	(256,815)		209,059
Weighted average shares outstanding (in 000's) Diluted	153,353	312,834	(241,215)		224,972

See accompanying notes to the pro forma consolidated financial statements

PAN AMERICAN SILVER CORP. 4

PAN AMERICAN
— SILVER —

Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS

Pan American Silver Corp. ("PAAS") is the ultimate parent company of its subsidiary group (collectively, the "Company", or "Pan American"). Pan American Silver Corp. is incorporated and domiciled in Canada, and its office is at Suite 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company's primary products (precious metals) are produced in Peru, Mexico, Canada, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico. As at September 30, 2018 the Escobal mine continued to be on care and maintenance pending satisfactory completion of the ILO 169 consultation process by the Ministry of Energy and Mines in Guatemala.

2. BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements of the Corporation have been prepared by management of the Company using accounting policies consistent with International Financial Reporting Standards ("IFRS") from information derived from the financial statements of the Pan American and Tahoe Resources Inc. ("Tahoe") with other information available to Pan American.

The unaudited pro forma consolidated financial statements have been prepared for inclusion in the Information Circulars of the Company and Tahoe dated December 4, 2018 (the "Circulars"), in conjunction with the proposed acquisition of all the common shares of Tahoe by Pan American (the "Acquisition"). The Acquisition is subject to certain shareholder, court and regulatory approvals.

In the opinion of management, the unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the matters described below:

Under the terms of the Acquisition, Tahoe shareholders may elect to receive US$3.40 in cash or 0.2403 Pan American shares for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of US$275 million and a maximum number of Pan American shares issued of 56.0 million, totaling US$1,067 million (the "Base Purchase Price"). The Base Purchase Price represents a premium of 34.9% to Tahoe's volume weighted average price ("VWAP") for the 20-day period ending on November 13, 2018.

In addition, Tahoe shareholders will receive contingent consideration in the form of contingent value rights ("CVRs"), that will be exchanged for 0.0497 Pan American shares for each Tahoe share, valued at approximately US$221 million as at November 13, 2018, and payable upon first commercial shipment of concentrate following restart of operations at the Escobal mine (the "Contingent Purchase Price"). The CVRs will be transferable and have a term of 10 years. The total consideration, including the Base Purchase Price and the Contingent Purchase Price, is US$4.10 per share representing a premium of 62.8% to Tahoe's VWAP for the 20-day period ending on November 13, 2018.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition had been completed on the dates or for the periods presented, nor do they purport or project the results of operations or financial position of the combined entities for any future period or as of any future date.

The pro forma adjustments and preliminary purchase price allocation have been determined from information available to the management of the Company at the time and incorporates and reflects management's preliminary assessment of the fair value of the net assets to be acquired. The allocation of the purchase price to the assets and liabilities of Tahoe will be finalized after the Acquisition has been completed and the final fair values of the assets and liabilities have been determined and related goodwill, if applicable and, accordingly, the purchase price allocation is subject to change.

PAN AMERICAN SILVER CORP. 5

PAN AMERICAN
— SILVER —
Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The unaudited pro forma consolidated financial statements of the Corporation have been compiled from and include:

a) an unaudited pro forma consolidated statement of financial position as at September 30, 2018, giving effect to the Acquisition and various pro forma assumptions and adjustments described in Notes 4 as if those had occurred on September 30, 2018, therefore combining the condensed condensed unaudited consolidated statement of financial position of the Company as at September 30, 2018 and the unaudited statement of financial position of Tahoe as at September 30, 2018.

b) an unaudited pro forma consolidated statement of earnings for the nine-month period ended September 30, 2018 giving effect to the Acquisition and various pro forma assumptions and adjustments described in Note 4 as if those had occurred on January 1, 2017, therefore combining the condensed unaudited consolidated statement of earnings of the Company for the nine-month period ended September 30, 2018, and the condensed unaudited consolidated statement of Tahoe for the nine-month period ended September 30, 2018.

c) an condensed unaudited consolidated pro forma statement of earnings for the year ended December 31, 2017, giving effect to the Acquisition and various pro forma assumptions and adjustments described in Note 4 as if those had occurred on January 1, 2017, therefore combining the audited consolidated statement of earnings of the Company for the year ended December 2017 and the audited consolidated statement of earnings of Tahoe for the year ended December 31, 2017.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Acquisition included elsewhere in the Circular.

The unaudited pro forma consolidated financial statements should also be read in conjunction with the audited and condensed unaudited consolidated financial statements of Pan American and Tahoe incorporated by reference in the Circular.

The unaudited pro forma information and adjustments, including the preliminary allocation of purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that management believe are reasonable in the circumstances. The actual adjustments to the consolidated financial statements as of the closing date of the Acquisition will depend on a number of factors, including, among others, the Pan American share price, additional information available, and the net assets of Tahoe on the closing date of the Acquisition, and as a result the actual adjustments will differ from the pro forma adjustments.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in the Company's audited consolidated financial statements for the year ended December 31, 2017, and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018, and the related notes contained therein. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Tahoe conform in all material respects to those of Pan American.

PAN AMERICAN SILVER CORP. 6

PAN AMERICAN SILVER

Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

4. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS RELATED TO THE ACQUISITION

Pro forma preliminary purchase price allocation

The pro forma estimated fair value of the consideration to be paid in the Acquisition is as follows:

Consideration:	Shares Issued/ Issuable		Consideration
Fair value estimate of the Pan American share consideration [1]	55,989,314	$	807,603
Fair value estimate of the contingent value rights [2]	15,599,832		112,508
Expected cash [1]	—		275,000
Fair value estimate of replacement options [3]	—		127
Total Consideration	**71,589,146**	**$**	**1,195,238**

(1) Assumed that Tahoe shareholders elect the maximum $275.0 million allowable cash conversion option of 313.3 million issued and outstanding Tahoe shares with remainder converted to Pan American shares on a pro-ration basis, the consideration value is based on an assumed value of CAD $19.04 per share.

(2) Assumed fair value of the CVRs based on 15.6 million Pan American shares at the September 30, 2018 closing price of CAD $19.04, multiplied by 50%, to reflect the uncertainty of the shares becoming issuable.

(3) Assumed fair value of 3.5 million Tahoe options that upon the Acquisition close are assumed to vest and convert into 850.2 thousand Pan American Silver stock options (the, "Replacement options"). The fair value of the Replacement options was determined using the a Black-Scholes option pricing model, as at September 30 2018, which included the following assumptions:

Share price at September 30, 2018 (Canadian dollars)	$	19.04
Exercise price	$	11.67 - 88.31
Expected volatility [1]		40.75%
Expected life (years)		0.2 - 1.0
Expected dividend yield		0.78%
Risk-free interest rate		0.93%
Fair value (CAD)	$	167,484
CAD to USD exchange rate at September 30, 2018	$	0.7576
Fair value (USD)	$	126,882

PAN AMERICAN SILVER CORP. 7

PAN AMERICAN
— SILVER —

Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The estimated allocation of the pro forma consideration is summarized in the table below, and is subject to final valuation:

Allocation of consideration:	Consideration
Cash and cash equivalents	$ 48,414
Accounts receivable	38,334
Inventory	134,591
Other current assets	6,109
Mineral properties, plant and equipment	1,230,292
Other assets	55,798
Accounts payable and accrued liabilities	(119,317)
Provision for closure and decommissioning liabilities	(68,353)
Current and deferred income tax liabilities	(30,630)
Debt	(100,000)
	$ 1,195,238

Pro forma adjustments to the consolidated statement of financial position

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of the Company and Tahoe had occurred on September 30, 2018:

a) Cash payment of $275.0 million to Tahoe shareholders on conversion of Tahoe shares net of $100.0 million proceeds from draw on revolving credit facility (Note 4f).

b) Adjustments arising from the purchase price allocation of consideration paid.

c) Reversal of Tahoe goodwill.

d) Accrual of for the assumed transaction costs associated with the Acquisition ($42.0 million)

e) Net deferred tax liabilities assumed to arise upon the Acquisition.

f) Net cash proceeds of $200.0 million drawn from the Company's previously undrawn $300.0 million revolving credit facility, $100.0 million of which is assumed to be used for the settlement of Tahoe's previously drawn credit facility, with the remaining $100.0 included in the pro forma cash balance.

g) Elimination of the share capital of Tahoe upon consolidation ($2,792.3 million), and the increase in share capital associated with the new issuance of Pan American shares upon the Acquisition PAAS share ($807.6 million).

h) Share option reserve adjustment of ($91.5 million), comprised of the following:

    i. Decrease to eliminate Tahoe equity ($21.1 million).

    ii. Increase that represents the fair value of the CVRs issued as contingent consideration in the Acquisition ($112.5 million).

    iii. Increase that represents the fair value of the Replacement options ($0.1 million).

i) Elimination of the Tahoe retained deficit upon consolidation ($395.8 million), and assumed transaction costs associated with the Acquisition costs ($42.0 million).

Pro forma adjustments to the consolidated income statements

The unaudited pro forma consolidated income statements for the nine months ended September 30, 2018 and year ended December 31, 2017 reflect the following adjustments as if the business combination of the Company and Tahoe had occurred on January 1, 2017:

j) Recalculated and adjusted depletion expense, based on carrying value changes to asset subject to depletion that will arise on purchase price allocation adjustment.

k) Reversal of the Tahoe impairments recorded that would not otherwise have been required based on the revised asset carrying values adjusted upon the assumed purchase price allocation.

PAN AMERICAN SILVER CORP. 8

PAN AMERICAN SILVER
Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

l) Assumed interest on $200.0 million drawn from the Company's previously undrawn $300.0 million revolving credit facility at an assumed interest rate of 2.6% and 0.5% in standby charges on the remaining undrawn amounts.

m) Tax impact of the assumed adjustments.

n) Estimated transaction costs associated with the Acquisition ($42.0 million).

PAN AMERICAN SILVER CORP. 9

YOUR VOTE IS

IMPORTANT

The board of directors recommends a
vote FOR the Plan of Arrangement